PROSPECTUS SUPPLEMENT (To Prospectus dated August 21, 2003, as supplemented on September 25, 2003)	Pursuant to Rule 424B(3) Registration No. 333-106329

Offer to Exchange up to $392,200,000 of Senior Notes due 2010 for a portion of our outstanding 12 1/8% Senior Notes due 2006 and our outstanding 12 5/8% Senior Notes due 2009	Cash Tender Offer for a portion of our outstanding 12 1/8% Senior Notes due 2006 and our outstanding 12 5/8% Senior Notes due 2009

Consent solicitation to amend the indentures for our outstanding Senior Notes and solicitation of acceptances to a U.S. prepackaged plan of reorganization

Alestra, S. de R.L. de C.V. is distributing this prospectus supplement to its prospectus dated August 21, 2003, as supplemented by its prospectus supplement dated September 25, 2003, relating to the above exchange offers, cash tender offers, consent solicitation (which we refer to as the “offers”) and solicitation of acceptances to its U.S. prepackaged plan of reorganization.

You should read this prospectus supplement, along with the attached prospectus, as supplemented, carefully before you make a decision whether to tender your existing senior notes in the offers and how to vote on the U.S. prepackaged plan. This prospectus supplement adds, updates and/or changes information in the prospectus, as supplemented. This prospectus supplement includes forward-looking statements which are based on our assumptions and beliefs in light of the information currently available to us and are subject to change; we refer you to the section of the prospectus entitled “Forward-Looking Statements”, which also applies to the statements in this prospectus supplement.

You should also consider the “Risk Factors” beginning on page 36 of the prospectus before you make a decision whether to participate in the offers and how to vote on the U.S. prepackaged plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with these offers or passed upon the accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

THE FOLLOWING LEGENDS ARE INCLUDED AT THE REQUEST OF THE COMISIÓN NACIONAL BANCARIA Y DE VALORES OF MÉXICO FOR THE BENEFIT OF MEXICAN INVESTORS:

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS SUPPLEMENTED, IS THE EXCLUSIVE RESPONSIBILITY OF ALESTRA, S. DE R.L. DE C.V. AND DOES NOT REQUIRE THE AUTHORIZATION FROM THE COMISIÓN NACIONAL BANCARIA Y DE VALORES.

THE REGISTRATION IN THE SECCIÓN ESPECIAL OF THE REGISTRO NACIONAL DE VALORES KEPT BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES, DOES NOT IMPLY A CERTIFICATION AS TO THE QUALITY OF THE SECURITIES OR THE SOLVENCY OF ALESTRA, S. DE R.L. DE C.V.

THE SECURITIES BEING OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS SUPPLEMENTED, HAVE NOT BEEN REGISTERED IN THE SECCIÓN DE VALORES OF THE REGISTRO NACIONAL DE VALORES, THUS MAY NOT BE PUBLICLY OFFERED OR EXCHANGED IN MEXICO. MEXICAN INVESTORS WHO ACQUIRE THESE SECURITIES OUTSIDE OF MEXICO, DO SO ON THEIR OWN RESPONSIBILITY.

October 10, 2003

Extension of the Offers and the Solicitation of Acceptances to the U.S. Prepackaged Plan of Reorganization; Withdrawal Rights

Pursuant to a press release issued on October 10, 2003, we extended the expiration date for the offers and the solicitation of acceptances to the U.S. prepackaged bankruptcy to 11:59 p.m. on October 17, 2003, five business days from, and including, the date of this prospectus supplement, unless further extended by us. As stated in the prospectus, if the offers are consummated, the new senior notes will be issued and all cash payments will be paid pursuant to the offers no earlier than the third business day following the expiration date, or as soon as practicable thereafter. Until, but not including, October 17, 2003, we are granting withdrawal rights to holders of our existing senior notes who previously tendered their existing senior notes in the offers and to those holders of our existing senior notes who on or subsequent to the date of this prospectus supplement tender their existing senior notes in the offers. Holders of our existing senior notes already have the right to withdraw or modify their ballot for the U.S. prepackaged plan at any point prior to the commencement of the U.S. bankruptcy case. As of the date of this prospectus supplement, approximately $238 million principal amount of our outstanding 12 1/8% Senior Notes due 2006 have been tendered in the offers and approximately $253 million principal amount of our outstanding 12 5/8% Senior Notes due 2009 have been tendered in the offers.

The Huff Mexican Legal Action

On October 6, 2003, Eximius Capital Funding (“Huff”) filed a request for a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (Law of Commercial Reorganizations) (which we refer to as the “LCR”) against us before a court in the State of Nuevo Leon. Huff is an entity related to W.R.H. Global Securities Pooled Trust, which filed a complaint against us, our equity holders and the indenture trustee for the existing senior notes in the United States District Court for the Southern District of New York on September 22, 2003, as described in our prospectus supplement dated September 25, 2003. While we have not been formally served by the court, we understand that Huff’s action in Mexico alleges, among other things, that we are insolvent and is a request for a Mexican judge to take the first step in the Concurso Mercantil process to determine whether we should be placed in a Concurso Mercantil. To date, no determination has been made by a Mexican judge as to whether it is proper to place us in a Concurso Mercantil. We believe that there is no legal merit to Huff’s request, because, among other things, the necessary general prerequisites for a Concurso Mercantil have not been met. We intend to contest vigorously the action and continue to pursue the consummation of the offers and the solicitation of acceptances to the U.S. prepackaged plan of reorganization. Nevertheless, the LCR has been largely untested and the manner in which it will be interpreted by Mexican courts and the impact it will have on your rights is uncertain. The Mexican judge presiding over Huff’s petition for our Concurso Mercantil may enter orders that could adversely affect the offers and/or the solicitation of acceptances to the U.S. prepackaged plan, including our ability to consummate the offers, but we believe that any such order would have no legal merit. Please see the sections of the prospectus entitled “The Mexican Law of Commercial Reorganizations”, “Risk Factors—Factors relating to the offers and the U.S. prepackaged plan—Mexican reorganization laws may not be as favorable to you as U.S. insolvency and bankruptcy laws”, “Risk Factors—Factors relating to the U.S. prepackaged plan—Even if the requisite number and amount of holders of existing notes vote to accept the U.S. prepackaged plan, the U.S. bankruptcy case may not be commenced or the U.S. prepackaged plan may not become effective, or the U.S. bankruptcy case may be dismissed”, and “Risk Factors—Factors relating to the U.S. prepackaged plan—Even if the requisite number and amount of holders of existing notes vote to accept the U.S. prepackaged plan and a U.S. bankruptcy case is commenced, creditors who are not subject to the jurisdiction of a U.S. court may try to force us into a Concurso Mercantil” for more information regarding a Concurso Mercantil in Mexico. You should consult your own legal advisor regarding Concurso Mercantil proceedings in general and Huff’s request in particular.

New York Legal Action Hearing Date

As mentioned above, W.R.H. Global Securities Pooled Trust filed a complaint against us, our equity holders and the indenture trustee for the existing senior notes in the United States District Court for the Southern

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District of New York on September 22, 2003. A hearing date for that action was originally set for October 10, 2003; however, by mutual consent of all parties, the hearing date has been rescheduled for October 15, 2003. Please see our prospectus supplement dated September 25, 2003 for more information regarding that legal action. We continue to believe that there is no merit to any of the claims in W. R. H. Global Securities Pooled Trust’s complaint and we are continuing to contest vigorously the action.

Minimum Tender Condition

The offers remain conditioned upon our receipt of valid tenders representing at least 90% in aggregate outstanding principal amount of each series of the existing notes pursuant to the offers.

Waiver of Litigation Condition

To the extent permitted by law, we waive the condition to the offers that no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the offers, the exchange of cash and/or new notes for existing senior notes under the offers, by or before any court or governmental regulatory or administrative agency, authority or tribunal, that either:

(a)  challenges the making of the offers, the exchange of cash and/or new notes for existing senior notes under the offers, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of or might otherwise adversely affect in any material manner, the offers, or the exchange of cash and/or new notes for existing senior notes under the offers; or

(b)  in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the offers or the exchange of cash and/or new notes for existing senior notes under the offers, in so far as such condition may have been triggered by Huff’s Mexican legal action described above or by W.R.H. Global Securities Pooled Trust’s legal action in the United States District Court for the Southern District of New York described in our prospectus supplement dated September 25, 2003. See the section in the prospectus entitled “The Offers—Conditions to the Offers” for more information regarding the conditions to the offers.

Transmittal Documents

With the previous distribution of our prospectus on August 21, 2003, we distributed seven transmittal documents relating to the offers and the U.S. prepackaged plan. Those transmittal documents are still valid and you may use them to participate in the offers and to vote on the U.S. prepackaged plan. If you would like additional copies of the prospectus supplements, the prospectus or of the any of the transmittal documents, please contact the information agent at the address on the back of the prospectus.

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PROSPECTUS SUPPLEMENT

(To Prospectus dated August 21, 2003)

Offer to Exchange up to $392,200,000 of Senior Notes due 2010 for a portion of our outstanding 12 1/8% Senior Notes due 2006 and our outstanding 12 5/8% Senior Notes due 2009	Cash Tender Offer for a portion of our outstanding 12 1/8% Senior Notes due 2006 and our outstanding 12 5/8% Senior Notes due 2009

Consent solicitation to amend the indentures for our outstanding Senior Notes and solicitation of acceptances to a U.S. prepackaged plan of reorganization

Alestra, S. de R.L. de C.V. is distributing this prospectus supplement to its prospectus dated August 21, 2003, relating to the above exchange offers, cash tender offers, consent solicitation (which we refer to as the “offers”) and solicitation of acceptances to its U.S. prepackaged plan of reorganization.

You should read this prospectus supplement along with the attached prospectus carefully before you make a decision whether to tender your existing senior notes in the offers and how to vote on the U.S. prepackaged plan. This prospectus supplement adds, updates and/or changes information in the prospectus. This prospectus supplement includes forward-looking statements which are based on our assumptions and beliefs in light of the information currently available to it and are subject to change; we refer you to the section of the prospectus entitled “Forward-Looking Statements”, which also applies to the statements in this prospectus supplement.

You should also consider the “Risk Factors” beginning on page 36 of the prospectus before you make a decision whether to participate in the offers and how to vote on the U.S. prepackaged plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with these offers or passed upon the accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

THE FOLLOWING LEGENDS ARE INCLUDED AT THE REQUEST OF THE COMISIÓN NACIONAL BANCARIA Y DE VALORES OF MÉXICO FOR THE BENEFIT OF MEXICAN INVESTORS:

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS THE EXCLUSIVE RESPONSIBILITY OF ALESTRA, S. DE R.L. DE C.V. AND DOES NOT REQUIRE THE AUTHORIZATION FROM THE COMISIÓN NACIONAL BANCARIA Y DE VALORES.

THE REGISTRATION IN THE SECCIÓN ESPECIAL OF THE REGISTRO NACIONAL DE VALORES KEPT BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES, DOES NOT IMPLY A CERTIFICATION AS TO THE QUALITY OF THE SECURITIES OR THE SOLVENCY OF ALESTRA, S. DE R.L. DE C.V.

THE SECURITIES BEING OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, HAVE NOT BEEN REGISTERED IN THE SECCIÓN DE VALORES OF THE REGISTRO NACIONAL DE VALORES, THUS MAY NOT BE PUBLICLY OFFERED OR EXCHANGED IN MEXICO. MEXICAN INVESTORS WHO ACQUIRE THESE SECURITIES OUTSIDE OF MEXICO, DO SO ON THEIR OWN RESPONSIBILITY.

September 25, 2003

Extension of the Offers and the Solicitation of Acceptances to the U.S. Prepackaged Plan of Reorganization; Withdrawal Rights

Pursuant to this prospectus supplement, we are extending the expiration date for the offers and the solicitation of acceptances to the U.S. prepackaged bankruptcy to 11:59 p.m. on October 9, 2003, ten business days from, but not including, the date of this prospectus supplement, unless further extended by us. As stated in the prospectus, if the offers are consummated, the new senior notes will be issued and all cash payments will be paid pursuant to the offers no earlier than the third business day following the expiration date, or as soon as practicable thereafter. Until, but not including, October 9, 2003, we are also granting withdrawal rights to holders of our existing senior notes who have previously tendered their existing senior notes in the offers and to those holders of our existing senior notes who on or subsequent to the date of this prospectus supplement tender their existing senior notes in the offers. Holders of our existing senior notes already have the right to withdraw or modify their ballot for the U.S. prepackaged plan at any point prior to the commencement of the U.S. bankruptcy case. As of the date of this prospectus supplement, approximately $21 million principal amount of our outstanding 12 1/8% Senior Notes due 2006 have been tendered in the offers and approximately $18 million principal amount of our outstanding 12 5/8% Senior Notes due 2009 have been tendered in the offers.

The Huff Complaint

On September 22, 2003, W.R.H. Global Securities Pooled Trust (“Huff”) filed a complaint against us, our equity holders and the indenture trustee for the existing senior notes in the United States District Court for the Southern District of New York. We believe that there is no merit to any of the claims in the complaint and we intend to contest vigorously the action and continue to pursue the consummation of the offers and the solicitation of acceptances to the U.S. prepackaged plan of reorganization. The hearing date for Huff’s request for a preliminary injunction has been set for October 10, 2003.

The complaint by Huff seeks damages and to enjoin us from consummating our exchange offers and consent solicitations. First, Huff claims that the proposed amendments to the indentures governing the existing senior notes adversely affect the ranking of the existing senior notes and that, under Section 9.02 of those indentures, no amendment affecting the ranking of the existing senior notes in a manner adverse to the holders of the existing senior notes may be executed by the existing senior notes trustee, unless the amendment is approved by 100% of the holders of the relevant series of existing senior notes. We dispute Huff’s claim that the proposed amendments will affect the ranking of the existing senior notes. Second, Huff claims that the prospectus fails to disclose that the existing senior notes have already been accelerated because an event of default that triggers automatic acceleration has already occurred. Huff alleges in their complaint that an event of default under the indentures governing the existing senior notes has occurred because we have allegedly admitted in writing, in the prospectus, our inability to pay our debts generally. We dispute that the existing senior notes have been accelerated or that we have admitted an inability to pay our debts generally. Also, Huff makes additional claims that our prospectus contains materially false and misleading statements or omits material facts, each of which we dispute.

Disclosure Issues

We do not believe the prospectus previously distributed by us is, in any way, misleading or contains any materially false and misleading statements or omits material facts. Nonetheless, to avoid needless expense and delay in litigating Huff’s claims, we voluntarily make the following supplemental statements, which we believe should resolve Huff’s allegations that the prospectus contains materially false and misleading statements and omits material facts.

Overdue interest and future payments of interest and principal on the existing senior notes

As scenarios 1 and 2 in the prospectus in the section entitled “Summary—Unaudited Pro Forma Financial Information” demonstrate, we currently intend to pay the overdue interest on any remaining outstanding existing senior notes and pay any future interest and principal amounts that might become due on any existing senior notes that might remain outstanding after the consummation of the offers. This intention is subject to the successful consummation of the offers with at least 90% of the holders of each series of existing senior notes tendering their existing senior notes in the offers. If the offers are successful, we believe that we will have sufficient funds available to pay any overdue interest due and future interest and principal amounts that might become due on any existing senior notes that might remain outstanding after the consummation of the offers.

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Estimated value of the equity interests held by our equity holders after the consummation of the U.S. prepackaged plan

We believe that there is sufficient information publicly available and in the prospectus, including among other things, the forecasts in the section of the prospectus entitled “The U.S. Prepackaged Plan—Feasibility of the U.S. prepackaged plan”, for the holders of the existing senior notes to come to their own determination as to the value, if any, of the equity interest held by our equity holders in the event that the U.S. prepackaged plan is confirmed. It is our belief that the value of the equity interest that will be held by our equity holders after consummation of the U.S. prepackaged plan is equal to or less than the contribution that the equity holders have agreed to make pursuant to the U.S. prepackaged plan. This belief is based on our application of standard valuation methodologies, which involve judgments regarding, among other things, the selection of appropriate valuation multiples and discount rates in order to determine the value of the equity held by our equity holders. These judgments are inherently uncertain and reflect a certain degree of subjectivity. We believe, however, that the methodology and assumptions used for such valuation are reasonable and appropriate in this context. We urge holders of our existing senior notes to consult with their own financial advisors as to the appropriate valuation of the equity interest held by our equity holders.

Potential recovery from a Mexican bankruptcy/liquidation (quiebra) case or a U.S. bankruptcy commenced without the filing of the U.S. prepackaged plan

We reiterate our belief stated in the prospectus that holders of our existing senior notes may receive little or no meaningful recovery from a Mexican bankruptcy/liquidation (quiebra) case or a U.S. bankruptcy that might be commenced without the filing of the U.S. prepackaged plan. At a minimum, we believe that any such recoveries will be substantially less than those expected to be received by the holders of our existing senior notes through consummation of the offers or the U.S. prepackaged plan. We believe these statements are accurate for the following reasons:

•	Our equity holders have told us that they do not intend to make the additional capital contribution of $100 million and AT&T is not obligated to make the $8.5 million payment to us if the existing senior notes are restructured pursuant to a non-consensual Mexican bankruptcy/liquidation (quiebra) case or a non-consensual U.S. bankruptcy case.

•	We market all of our telecommunication services under the AT&T brand name pursuant to a licensing agreement with AT&T. As stated in the prospectus, the licensing agreement terminates for a number of reasons, including among others, by its terms on October 16, 2004, and AT&T is under no obligation to renew the agreement. Please see the section of the prospectus entitled “Material Relationships and Related Transactions—Other relationships and related transactions—service mark and other fees” for a more complete description of the licensing agreement. AT&T has told us that if the existing senior notes are restructured pursuant to a non-consensual Mexican bankruptcy/liquidation (quiebra) case or a non-consensual U.S. bankruptcy case, they do not intend to renew the licensing agreement with us. We believe that we would lose a significant number of our business customers and would not be able to continue to grow our data and internet service business if we cease to be affiliated with AT&T, cease to be able to use their brand name and cease to be able to offer AT&T developed data and internet products to our customers.

•	As stated in the section of the prospectus entitled “The U.S. Prepackaged Plan—The best interests test”, AT&T is a substantial customer of ours and directly accounted for over 30% of our total revenues in 2002. We generated this revenue primarily by completing international telephone calls that originated in the United States from AT&T customers, and also by providing AT&T customers in Mexico with data and internet services. While AT&T is under no long term contractual obligation to continue to use us to complete international telephone calls, we believe that our relationship with AT&T will be an important factor in our ability to capture incoming international long distance traffic and revenues if the proportionate return system that is currently in place for allocating revenue for incoming international traffic expires. We expect that this system may expire in 2004. Additionally, we believe that our ability to retain data and internet services revenue from AT&T customers in Mexico may cease if we lose our affiliation with AT&T. We believe that the loss of such international telephone traffic and data and internet revenues from AT&T and its customers would severely impact our operating results.

•	We believe that our business would be materially harmed from the negative perception of a Mexican bankruptcy/liquidation (quiebra) case or a U.S. bankruptcy that is commenced without the filing of the U.S. prepackaged plan as a result of the increased likelihood that those proceedings could be lengthy and could result in our liquidation.

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•	As stated in the section of the prospectus entitled “Risk Factors—Factors relating to the offers and the U.S. prepackaged plan—If the offers are not successful or the U.S. prepackaged plan is not consummated, we also face a substantial risk of Mexican reorganization related proceedings and the suspension or termination of all or a portion of our business under our concessions” our operating concessions may be subject to termination by the Mexican government in the event we are subject to a Mexican bankruptcy/liquidation case (quiebra) or a U.S. liquidation case under the U.S. bankruptcy code. We would not be able to operate our business and generate revenues if our operating concessions are terminated.

Although both Mexican and U.S. bankruptcy laws contain protections for the benefit of creditors, such as the holders of existing senior notes, we believe that the factors listed above would not be mitigated by the application of such protections. Actual recovery under Mexican and U.S. bankruptcy laws could be affected by a number of subjective factors and uncertainties which could arise in any such proceeding. You should consult your own advisors as to the rights and remedies you may have in any such proceeding.

Estimated recovery on the existing senior notes pursuant to the U.S. prepackaged plan

We are updating our estimate, set forth in the section of the prospectus entitled “The U.S. Prepackaged Plan—Summary of classification and treatment of claims and equity interests under the U.S. prepackaged plan”, of the weighted average recovery of the holders our existing senior notes in the event that the U.S. prepackaged plan is approved by a U.S. bankruptcy court and the new senior notes are issued and the cash payments are made as described in the U.S. prepackaged plan to 59.4%. We note that this estimate only includes recovery on the principal amount of existing senior notes and does not include any recovery on overdue payments of interest on the existing senior notes, approximately $70.6 million, not including additional amounts required to be paid in connection with withholding taxes, as of the date of this prospectus supplement. If overdue payments of interest of approximately $70.6 million on the existing senior notes, not including additional amounts required to be paid in connection with withholding taxes, were included in this estimate, the estimated weighted average recovery to holders of the existing senior notes based on our assumptions below and in the prospectus would be 52.9%. If overdue payments of interest of approximately $105.9 million on the existing senior notes, not including additional amounts required to be paid in connection with withholding taxes, the amount we will owe holders of existing senior notes if we do not make our November 15, 2003 interest payments on the existing senior notes and if the offers are not consummated or the U.S. prepackaged plan is not confirmed before November 15, 2003, were included in this estimate, the estimated weighted average recovery to holders of the existing senior notes based on our assumptions below and in the prospectus would be 50.1%. In calculating these percentages, we discounted the value of the new senior notes back to June 30, 2003 based on a 20% discount rate and assumed that the new notes will be issued on and accrue interest from November 30, 2003. The assumptions upon which we based our calculations are subjective and we urge holders of our existing senior notes to consult with their own financial advisors to come to their own estimated recovery value of the existing senior notes in the U.S. prepackaged plan. In particular, by discounting the value of the new senior notes back to June 30, 2003, we have provided you with a more conservative estimated recovery in each of the scenarios above than if we had discounted the value of the new senior notes back to the date of this prospectus supplement or the assumed date of issuance of the new senior notes of November 30, 2003.

History of the offers and determination of the maximum capital contribution by our equity holders

The amount of the proposed equity contribution was determined through joint negotiations between us, our equity holders and some of the holders of our existing senior notes, including UBS Warburg and Fintech Advisory. During these negotiations, our equity holders informed us and those holders that the maximum capital contribution that they were willing to make to us was $100 million. As stated in the prospectus, UBS Warburg and Fintech Advisory have expressed to us that they intend to tender, or recommend to their clients that they tender, their existing senior notes in the offers.

Transmittal Documents

With the previous distribution of our prospectus on August 21, 2003, we distributed seven transmittal documents relating to the offers and the U.S. prepackaged plan. Those transmittal documents are still valid and you may use them to participate in the offers and to vote on the U.S. prepackaged plan. If you would like additional copies of this prospectus supplement, the prospectus or of the any of the transmittal documents, please contact the information agent at the address on the back of the prospectus.

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THIS PROSPECTUS INCLUDES NEW OFFERS AND A U.S. PREPACKAGED BANKRUPTCY PLAN SOLICITATION. Our last set of offers, which was made pursuant to a prospectus dated February 28, 2003, have been terminated and all tendered existing notes have been returned to their original holders. Even if you participated in our last set of offers, if you would like to participate in the new offers or vote on the U.S. prepackaged plan, you must complete and mail the relevant transmittal documents and bankruptcy ballots enclosed with this prospectus.

THE FOLLOW LEGENDS ARE INCLUDED AT THE REQUEST OF THE COMISIÓN NACIONAL BANCARIA Y DE VALORES OF MÉXICO FOR THE BENEFIT OF MEXICAN INVESTORS.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS THE EXCLUSIVE RESPONSIBILITY OF  ALESTRA, S. DE R.L. DE C.V. AND DOES NOT REQUIRE AUTHORIZATION FROM THE COMISIÓN NACIONAL BANCARIA Y DE VALORES.

THE REGISTRATION IN THE SECCIÓN ESPECIAL OF THE REGISTRO NACIONAL DE VALORES KEPT BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES, DOES NOT IMPLY A CERTIFICATION AS TO THE QUALITY OF THE SECURITIES OR THE SOLVENCY OF ALESTRA, S. DE R.L. DE C.V.

THE SECURITIES BEING OFFERED BY THIS PROSPECTUS HAVE NOT BEEN REGISTERED IN THE SECCIÓN DE VALORES OF THE REGISTRO NACIONAL DE VALORES, THUS MAY NOT BE PUBLICLY OFFERED OR EXCHANGED IN MEXICO. MEXICAN INVESTORS WHO ACQUIRE THESE SECURITIES OUTSIDE OF MEXICO, DO SO ON THEIR OWN RESPONSIBILITY.

PROSPECTUS

Offer to Exchange up to $392,200,000 of Senior Notes due 2010 for a portion of our outstanding 12 1/8% Senior Notes due 2006 and our outstanding 12 5/8% Senior Notes due 2009	Cash Tender Offer for a portion of our outstanding 12 1/8% Senior Notes due 2006 and our outstanding 12 5/8% Senior Notes due 2009

Consent solicitation to amend the indentures for our outstanding Senior Notes and solicitation of acceptances to a U.S. prepackaged plan of reorganization

Alestra, S. de R. L. de C.V. has proposed a financial restructuring, which we refer to as the “restructuring”, through one of the following two alternatives:

•	out-of-court exchange offers, cash tender offers and consent solicitations, which we refer to as the “offers”, with the following terms:

•	for each $1,000 principal amount of our 12 1/8% Senior Notes due 2006 and our 12 5/8% Senior Notes due 2009:

•	$1,060 principal amount of our unissued Senior Notes due 2010; or
•	a cash payment of $550; or
•	a combination of both; or

•	a voluntary U.S. Chapter 11 bankruptcy, which we refer to as the “U.S. prepackaged plan”, which we may commence in our sole discretion if all of the conditions to the offers are not met or waived by us, but all of the conditions to the U.S. prepackaged plan are met, and which will attempt to accomplish the restructuring on substantially the same terms as the offers through the formulation of a prepackaged plan of reorganization and the solicitation of acceptances of the plan under Chapter 11 of the U.S. Bankruptcy Code.

If the offers are consummated, we will not commence a Chapter 11 case or pursue the U.S. prepackaged plan alternative.

If you tender your existing notes in the offers or if the U.S. prepackaged plan is confirmed, you will not receive any accrued and unpaid interest on your existing notes. Tenders of existing notes in the offers may not be withdrawn once made.

The offers expire and the ballots for the U.S. prepackaged plan must be received by 11:59 p.m., New York City time, on October 2, 2003, 30 business days from and including the date of this prospectus, unless extended by us.

The interest rate of the new notes that we are offering will be either 8% or 9%, depending upon the percentage of participation in the offers and whether the new notes are issued pursuant to the offers or the U.S. prepackaged plan, as described in this prospectus. Interest on the new notes will be payable semi-annually on June 30 and December 30 beginning on December 30, 2003 if the new notes are issued pursuant to the offers and beginning on the first interest payment date after the settlement date if the new notes are issued pursuant to the U.S. prepackaged plan.

The new notes will be amortized in semi-annual installments commencing on December 30, 2005, as described in this prospectus.

We intend to apply to list any new notes issued in the offers on the Luxembourg Stock Exchange and our application to list the new notes on The New York Stock Exchange has been conditionally approved by the NYSE.

In conjunction with the offers, we are soliciting consents from holders of existing notes to amend important provisions of the indentures governing those notes. The effect of these amendments will be to eliminate virtually all of the restrictive covenants and certain events of default.

You should consider carefully the “ Risk Factors” beginning on page 36 of this prospectus before you make a decision whether to participate in the offers and how to vote on the U.S. prepackaged plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with these offers or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager and solicitation agent for the offers is:

MORGAN STANLEY

August 21, 2003

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THIS PROSPECTUS INCLUDES NEW OFFERS AND A U.S. PREPACKAGED BANKRUPTCY PLAN SOLICITATION. Our last set of offers, which was made pursuant to a prospectus dated February 28, 2003, have been terminated and all tendered existing notes have been returned to their original holders. Even if you participated in our last set of offers, if you would like to participate in the new offers or vote on the U.S. prepackaged plan, you must complete and mail the relevant transmittal documents and bankruptcy ballots enclosed with this prospectus.

SUMMARY

Alestra

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Corp. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A. de C.V. and BBVA Bancomer, S.A.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of June 30, 2003, we had invested more than Ps. 6,339.4 million in the construction of our telecommunications network. Our telecommunications network interconnects with 198 cities throughout Mexico and consists of over 5,700 km. of high-capacity fiber optic lines that connect metropolitan areas, of which over 700 km. of fiber optic lines are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

We also have wireless concessions to provide point-to-point connectivity nationwide and point-to-multipoint connectivity primarily in Mexico City, Guadalajara, Monterrey and surrounding regions. We began providing data services to our customers in May 1997 and internet services in July 1998. We began providing local services in Mexico City, Monterrey and Guadalajara in January 2001 and have since expanded our service to other cities. In recent years, we have provided a significant and growing portion of our services to multinational and domestic businesses.

Our revenues were Ps. 5,098.5 million in 2000, Ps. 4,219.4 million in 2001, Ps. 4,494.6 million in 2002 and Ps. 2,764.1 million in the first six months of 2003. Our net losses were Ps. 572.6 million in 2000, Ps. 675.5 million in 2001, Ps. 1,426.3 million in 2002 and Ps. 342.5 million in the first six months of 2003 under Mexican GAAP and Ps. 466.1 million in 2000, Ps. 579.3 million in 2001, Ps. 1,330.9 million in 2002 and Ps. 290.0 million in the first six months of 2003 under U.S. GAAP. Our independent auditors have stated in their most recent report that due to our current liquidity condition, there is substantial doubt about our ability to continue as a going concern.

Our principal executive office is located at Avenida Lázaro Cárdenas No. 2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México and our telephone number is 011-5281-8625-2269.

Our Liquidity Crisis

In building our telecommunications network, we incurred substantial debt obligations. Our existing notes, which accounted for approximately 97% of our long-term debt, before they were reclassified as a short-term liability, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the existing notes. We have not made any interest payments on the existing notes from cash flows from our operations, and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts.

As a result of the factors described below, we did not generate sufficient cash flows from our operations to make a total of $74.3 million of interest payments due on the existing notes on November 15, 2002 and May 15, 2003, and we have not made those payments. As of the date of this prospectus, we are significantly overdue in making the November 15, 2002 interest payment on the existing notes. The grace period for making the May 15, 2003 interest payments on the existing notes expired on June 15, 2003. We do not expect cash flows from our operations to be sufficient to make upcoming interest payments on the existing notes unless we receive additional funding from an outside source. We believe that the completion of the restructuring, whether through the offers or the U.S. prepackaged plan, is critical to resolving our liquidity crisis and ensuring our continued viability.

The table below presents our cash flow from operations, our debt service obligations, and the balance of the escrow accounts established to service the first six interest payments on the existing notes:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Six months ended June 30, 2002	Six months ended June 30, 2003
	(in constant pesos as of June 30, 2003)
Cash flow data:
Mexican GAAP
Resources (used in) provided by:
Operating activities	(644.3)	725.5	(18.0)	(284.7)	267.1
Investing activities	107.7	(559.5)	(216.7)	(100.6)	(77.3)
Financing activities	(476.2)	(111.0)	134.1	397.1	(19.1)
U.S. GAAP
Resources (used in) provided by:
Operating activities	(1,440.3)	(147.7)	224.9	(180.1)	346.7
Investing activities	185.1	(220.5)	144.9	258.8	(77.3)
Financing activities	—	355.5	(253.1)	1.5	(43.9)

Debt service obligations(1)
Outstanding notes(2)	(322.9)	(267.7)	(352.2)	(352.2)	—
Other debt service obligations	—	(17.1)	(23.8)	(13.3)	(8.4)
Total debt service obligations	(322.9)	(284.8)	(376.0)	(365.5)	(8.4)

Escrow accounts	1,070.4	335.9	—	—	—
Unrestricted cash available	202.8	257.8	157.2	269.7	327.9
Ratio of current assets to current liabilities	1.19x	0.81x	0.12x	0.68x	0.14x

(1)	Includes scheduled payments of interest.
(2)	Our interest payment obligation on the existing notes is $74.3 million per year. Fluctuations are the result of changes in the exchange rate.

Our liquidity crisis has been caused by, among other things:

•	the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

•	the global downturn in the telecommunications industry, which has severely impaired our ability to raise any new equity or debt financing;

•	the completion of our equity holders’ obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15, 1999;

•	the dominant position of Teléfonos de México, S.A. de C.V., which we refer to as “Telmex”, on which we rely to provide interconnection services to most of our customers;

•	ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

•	declining international settlement rates received from foreign telephone carriers;

•	declining domestic long distance rates resulting from competition from other domestic carriers; and

•	high residential customer attrition and churn rates.

Our Strategy

To address our liquidity crisis and to maintain our viability, we have refocused our business strategy and implemented a number of short-term measures. Key elements of our strategy, which are more fully described in “Description of Alestra’s Business—Our Strategy” on page 155, include the following:

•	Restructuring our existing indebtedness.

•	Reducing our cost structure.

•	Focusing capital expenditures on businesses that we believe may offer more attractive margins and a short-to-medium term return.

•	Capturing future growth in the data and internet services sector.

•	Capitalizing on the AT&T brand.

•	Establishing strong relationships with our business customers and focusing our residential marketing efforts on high-usage customers.

History of the Offers

In May 2002, we began to evaluate recapitalization alternatives that would reduce our debt and strengthen our balance sheet. On February 13, 2003, we launched our first set of offers, which consisted of cash tender offers and exchange offers. Our equity holders agreed to finance our first set of offers by a capital contribution in the amount of $80 million to be provided 51% by Onexa and 49% by AT&T.

According to the terms of the first set of offers, for each $1,000 principal amount of our 2006 notes, we offered (i) $970 principal amount of new senior step-up notes due May 15, 2008 and an early consent payment of $30 principal amount of those new notes, or (ii) a cash payment of $400 and an early consent payment of $30. The senior step-up notes due May 2008 would have paid cash interest of 5.0% until May 15, 2006 and 7.0% thereafter. Similarly, for each $1,000 principal amount of our outstanding 2009 notes, we offered (i) $970 principal amount of new senior step-up notes due February 15, 2011 and an early consent payment of $30 principal amount of those new notes, or (ii) a cash payment of $400 and a cash tender offer early consent payment of $30. The senior step-up notes due February 15, 2011 would have paid cash interest of 5.0% until August 15, 2006 and 8.0% thereafter. It was a condition to the first set of offers that at least 95% of the existing notes participate in the offers and that at least $150 million aggregate principal amount of the existing notes were tendered in the cash tender offers.

The first set of offers were terminated on June 20, 2003. At that time, approximately $144 million principal amount or 53% of our 2006 Notes and approximately $95 million principal amount or 32% of our 2009 Notes had been tendered in the offers and not withdrawn.

During the pendency of the first set of offers, we commenced negotiations with a group of noteholders. In these discussions, those noteholders advised us that they would not support or participate in the first set of offers. In subsequent meetings and conference calls, we had extensive discussions with various noteholders regarding the possibility of exchanging all of our outstanding notes for a single series of notes due 2010, including fixed amortization payments and an interest rate of 8%. On June 4, 2003, representatives of our equity holders met with UBS Warburg and Fintech Advisory, two of the members of the group of noteholders we met with in connection with the first set of offers, to continue with the negotiations regarding the terms of our offers. During this meeting, we believed that a verbal agreement was reached in principle on many of the terms embodied in this prospectus. Subsequently, we were unable to reach agreement on all the final terms and we decided to proceed with the offers as described in this prospectus. Although they are not obligated to do so, UBS Warburg, Fintech Advisory and affiliates of Banco Inbursa, S.A. de C.V. have expressed to us that they intend to tender, or recommend to their clients that they tender, their existing notes in the offers.

Restructuring Plan

We propose to effect the restructuring through one of the following two alternatives:

•	exchange offers, cash tender offers and consent solicitations, or

•	an in-court restructuring in a U.S. Bankruptcy Court under Chapter 11 of the U.S. Bankruptcy Code, in which we will seek approval of the U.S. prepackaged plan, that would accomplish the restructuring on substantially the same terms as the exchange offers and cash tender offers, except as described below, but would be binding on all holders of our existing notes.

The interest rate on the new notes issued pursuant to the offers will be either 8% or 9%, depending upon the percentage of participation in the offers. If more than 90% but less than 95% of the principal amount of each series of existing notes are validly tendered in the offers, then the interest rate will be 8%. If 95% or more of the principal amount of each series of existing notes are validly tendered in the offers, then the interest rate will be 9%. If the 95% threshold is met and the interest rate of the new notes will be 9%, we will extend the offers an additional ten business days. Interest on the new notes issued in the offers will accrue from June 30, 2003, regardless of their date of issuance.

Your decision to participate in the offers is completely independent from your decision to vote on the U.S. prepackaged plan. Your acceptance of the offers will not constitute acceptance or rejection of the U.S. prepackaged plan and a vote in favor of the U.S. prepackaged plan will not be deemed an acceptance of the offers. We will not commence a Chapter 11 case and seek confirmation of the U.S. prepackaged plan if all of the conditions to the offers are met. If all of the conditions to the offers are not met or waived by us, principally the minimum tender condition that 90% of the holders of each series of existing notes participate in the offers, but all of the conditions to the U.S. prepackaged plan are met, we may, in our sole discretion, commence a Chapter 11 case to pursue the U.S. prepackaged plan, but we are not obligated to do so.

Because the U.S. prepackaged plan can be confirmed by a U.S. bankruptcy court if we receive the affirmative votes of 66 2/3% in principal amount and more than one-half in number of those noteholders voting, we may be able to consummate the U.S. prepackaged plan with significantly less support than that required by the offers.

The existing notes constitute the only claims considered to be impaired in a Chapter 11 case. Therefore, only the holders of existing notes are entitled to vote to accept or reject the U.S. prepackaged plan of bankruptcy. Under the U.S. prepackaged plan, the holders of our existing notes will have the option to receive the same consideration in exchange for their claims as they could receive by participating in the offers, except that the interest rate on the new notes will be 8% regardless of the percentage of holders of existing notes who agree to participate in the offers or vote in favor of the U.S. prepackaged plan and the interest on the new notes issued in the offers will accrue from June 2003 while the interest on the new notes issued pursuant to the U.S. prepackaged plan will accrue from the settlement date. Also, if the U.S. prepackaged plan is consummated, if you did not submit a ballot indicating your acceptance or rejection of the plan, or if you submitted a ballot but failed to evidence your election regarding the cash payment option or the new notes option, you will be deemed to have elected to receive the cash payment option as the distribution on your claims for all of your existing notes.

Chapter 11 is the principal reorganization chapter of the U.S. Bankruptcy Code. In a Chapter 11 case, the debtor is allowed to remain in possession of its business and assets as it works out its financial difficulties and attempts to reorganize its business for the benefit of all of its constituencies. The principal objective of Chapter 11 is to formulate, confirm and consummate a plan of reorganization, which is the operative document containing the terms of the reorganization. In a typical Chapter 11 case, the plan of reorganization is negotiated with the company’s constituencies after the commencement of the case, and the solicitation of acceptances to the plan is then undertaken pursuant to a disclosure statement approved by the Bankruptcy Court as containing adequate information within the meaning of section 1125(a) of the Bankruptcy Code. In a prepackaged Chapter 11 case, on the other hand, the negotiation, solicitation and voting on the plan are completed prior to the filing, so that by the time the filing occurs, the filing entity already has the requisite acceptances in hand to confirm its plan of reorganization, subject to meeting the various confirmation standards and obtaining the Bankruptcy Court’s approval. Because the voting on the plan occurs prior to the filing, a prepackaged Chapter 11 case is normally considerably shorter than a typical reorganization case. Moreover, in a prepackaged Chapter 11 case  —such as that which would be commenced by us—all creditors other than the noteholders would be unaffected by the filing of the case. Here, the existing equity holders, who are infusing $100 million of new equity into us, would also be unaffected by the filing of the case. For a more detailed discussion of Chapter 11 process in general, and prepackaged bankruptcies, in particular, see “The U. S. Prepackaged Plan”.

In order to effect the restructuring through the offers, we must obtain the approval of The New York Stock Exchange to list the new notes. In order to effect the restructuring through the U.S. prepackaged plan, we must obtain the approval of a U.S. Bankruptcy Court.

The principal objectives of the restructuring described in this prospectus, whether effectuated through the offers or the U.S. prepackaged plan, are to lower our interest payments and extend the maturity dates of the existing notes. If either the offers or the U.S. prepackaged plan is consummated, the restructuring, including any cash payments made pursuant to the cash tender offers or the U.S. prepackaged plan and any expenses, will be financed by a capital contribution from our equity holders in the amount of $100 million, which will be provided 51% by Onexa and 49% by AT&T, an additional $8.5 million payment made by AT&T and cash generated from our operations.

Advantages of the restructuring under either the offers or the U.S. prepackaged plan

We believe that the primary benefits of the restructuring to us and to you are:

•	improving our ability to continue operating as a going concern and avoiding the risk of a Concurso Mercantil (Mexican reorganization proceeding), the outcome of which is uncertain;

•	lowering our interest payment obligations to more closely align our debt service obligations with our current and projected cash flows;

•	de-leveraging the company to provide us with greater financial flexibility to focus on the internet and data services market, medium and large business customers and high-usage residential customers; and

•	extending the scheduled maturity dates of nearly all of our financial indebtedness to provide us with additional time to withstand the negative global economic conditions and the global telecommunications downturn and to implement our new business strategy.

All of the above benefits decrease the likelihood that we will default on future interest and principal payments on our indebtedness and increase the likelihood that we will be able to make timely payments on principal and interest payments on your new notes. Additionally, we believe that if we are subject to a Concurso Mercantil, you will receive significantly less consideration for your existing notes than you will receive if the restructuring is successful.

The primary advantages to us and to you of consummating the restructuring through the offers instead of the U.S. prepackaged plan are that the successful consummation of the offers:

•	will allow us to continue operating our business without the negative perception of a U.S. bankruptcy,

•	can be completed in less time than, and without the additional expense of, a U.S. bankruptcy,

•	significantly reduces the risk of legal action being brought against us in Mexico for payment of the existing notes, and

•	avoids the uncertainties, delays and litigation risks associated with a U.S. bankruptcy.

The consummation of the restructuring through the offers is beneficial to you, as a holder of existing notes, because we believe that the consummation of the restructuring through the offers will leave us in a stronger financial position, and therefore better able to make timely payments of principal and interest on your new notes, than if we consummate the restructuring through the U.S. prepackaged plan, because we will be able to avoid the negative perception, expense and uncertainty of a U.S. bankruptcy.

In the event that the restructuring cannot be consummated through the offers and it is determined by us in our sole discretion that a Chapter 11 case is appropriate, then the primary advantages of consummating the restructuring through the U.S. prepackaged plan are that the successful consummation of the U.S. prepackaged plan:

•	would allow us to complete the restructuring with the affirmative votes of 66 2/3% in principal amount and more than one-half in number of those creditors voting on the plan, rather than having to reach the 90% acceptance level required in the offers, and

•	would extinguish all of our obligations and liabilities with regard to all of our existing notes, including any obligations or liabilities to holders of existing notes who do not vote in favor of the U.S. prepackaged plan, which will provide us with additional liquidity.

The consummation of the restructuring through the U.S. prepackaged plan is beneficial to you, as a holder of our existing notes, because we are not certain that we can emerge successfully from a Concurso Mercantil, and because we believe that the consummation of the restructuring through the U.S. prepackaged plan will leave us in a better financial position, and therefore better able to make timely payments of interest and principal on your new notes, than if we are subject to a Concurso Mercantil.

After giving effect to the offers, assuming that 90% of the holders of each series of the existing notes elect to participate in the offers and that the new notes will therefore have an interest rate of 8%, our interest and principal payments on the existing notes and the new notes would be as set forth in the table below.

	2003(1)	2004	2005	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)
Interest payments on the remaining existing notes and the new notes	17.9	35.3	35.3	32.8	29.5	26.2	20.6	8.0
Principal payments on the remaining existing notes and the new notes	—	—	6.6	40.3	36.5	43.1	73.1	189.1
Interest and principal reduction (increase) if the offers are successful	19.2	38.9	32.3	254.0	(26.1)	(29.5)	226.2	(197.1)

(1)	Includes only interest and principal payments after May 16, 2003 and does not include overdue accrued and unpaid interest on the existing notes.

After giving effect to the offers, assuming that 95% of the holders of each series of the existing notes elect to participate in the offers and that the new notes will therefore have an interest rate of 9%, our interest and principal payments on the existing notes and the new notes would be as set forth in the table below.

	2003(1)	2004	2005	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)
Interest payments on the remaining existing notes and the new notes	19.3	38.0	38.0	36.0	32.9	29.0	23.5	9.6
Principal payments on the remaining existing notes and the new notes	—	—	7.2	31.6	39.8	47.1	62.1	202.7
Interest and principal reduction (increase) if the offers are successful	17.9	36.3	29.0	259.4	(32.9)	(36.2)	234.3	(212.3)

(1)	Includes only interest and principal payments after May 16, 2003 and does not include overdue accrued and unpaid interest on the existing notes.

The projected payments above represent only a possible outcome of the offers based on the assumptions specified above, and actual interest and principal payments will differ, perhaps significantly, if the assumptions differ from the actual outcome of the offers.

Assuming the confirmation and consummation of the U.S. prepackaged plan, which would extinguish all of our obligations and liabilities with regard to the existing notes, our interest and principal payments on the new notes would be as set forth in the table below.

	2003(1)	2004	2005	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)
Interest payments on the the new notes	2.7	33.0	33.0	32.0	30.1	26.3	22.0	9.4
Principal payments on the new notes	—	—	7.8	15.7	43.1	51.0	51.0	223.6
Interest and principal reduction (increase) if the U.S. prepackaged plan is confirmed	34.4	41.3	33.4	279.3	(33.4)	(37.5)	246.9	(233.0)

(1)	Assumes that new notes are issued on November 30, 2003.

Adverse effects of the restructuring on noteholders

If you elect the new notes option, you will receive new notes which will have an interest rate that is lower than the interest rate of your existing notes and have a final maturity that is four years later than the 2006 notes and one year later than the 2009 notes. If holders of existing notes tender a principal amount of existing notes less than $200 million in the cash tender offers, the exchange offers will be prorated and you will receive a portion of your consideration in cash. Electing to receive the new notes involves risks, and after the restructuring, you may still receive less than the full principal amount of the new notes.

If you elect the cash payment option, you will receive a cash payment which is substantially less than the principal amount of your existing notes. If holders of existing notes tender a principal amount of existing notes greater than $200 million in the cash tender offers, then the cash tender offers will be prorated and you will receive a portion of your consideration in new notes despite the fact that you elected to receive only cash.

If you do not participate in the offers and they are successful, you will retain your existing notes but the proposed amendments to the existing notes will remove virtually all of the restrictive covenants and certain events of default contained in the indentures currently governing the existing notes. Additionally, there will be a substantially smaller market for the existing notes which will negatively impact the liquidity of those notes.

In the event the U.S. prepackaged plan is consummated, if you submitted a ballot that failed to evidence your election regarding the cash payment option or the new notes option, or if you did not submit a ballot at all, you will be deemed to have elected to receive the cash payment option as the distribution on your claims for all of your existing notes. If this occurs, you will receive only cash for your existing notes in connection with the U.S. prepackaged plan, subject to proration.

Your votes and elections related to the offers and the U.S. prepackaged plan are not tied together

You are being asked to separately consider and indicate your acceptance or rejection of the offers and the U.S. prepackaged plan of reorganization and, in connection with each such vote, to elect whether or not to receive the cash payment option or the new notes option. You are not required to accept or reject both the offers and the U.S. prepackaged plan, but you may vote for or against either or both as you deem appropriate. Similarly, your election regarding the cash payment option or the new notes option need not be the same with respect to the offers and the U.S. prepackaged plan. Also, if the U.S. prepackaged plan is consummated, if you submitted a ballot that failed to evidence your election regarding the cash payment option or the new notes option, or if you failed to submit a ballot at all, you will be deemed to have elected to receive the cash payment option as the distribution on your claims for all of your existing notes.

Alternatives to the restructuring

Other than the proposed restructuring, we considered two options to meet our obligations under the existing notes. They are:

•	Additional liquidity infusion without debt restructuring. To cover our short term liquidity needs, we considered incurring third party debt and our equity holders considered making an additional equity contribution to us even though they are not obligated to do so. We were not able to incur third party debt and our equity holders chose not to make this contribution because it would not resolve the long- term imbalance between our debt service obligations and our projected revenue streams. Under this option, we believe that we would still remain in default on the existing notes or require additional liquidity infusions, the source for which is not presently available.

•	Concurso Mercantil. We considered a reorganization under Mexican law; however, we decided not to pursue this option at this time since it would require significantly more time, the outcome would be unpredictable and we believe there would be a greater risk that we would not successfully emerge from a Concurso Mercantil than from the restructuring.

Consequences if the restructuring fails

We did not make our November 15, 2002 and May 15, 2003 interest payments on the existing notes and, as the payment grace period has expired for the November 15, 2002 and May 15, 2003 interest payments, the trustee or the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, we would not be able to pay the overdue interest of $74.3 million or the accelerated principal amount of $570.0 million, and some of our creditors would have the option to take legal actions against us, including instituting a Concurso Mercantil in Mexico. Additionally, we may choose to institute a voluntary non-prepackaged reorganization proceeding under Mexican or U.S. law.

In a Mexican reorganization proceeding, if we are unable to reach an agreement with the majority of our unsecured creditors, including the holders of existing notes, during the conciliation phase of the proceeding, we could be forced to enter the bankruptcy phase of a Mexican reorganization proceeding and could be subject to liquidation or be forced to sell all or substantially all of our assets. See “The Mexican Law of Commercial Reorganizations” for a further description of a Mexican reorganization proceeding. As a result of the downturn in the global telecommunications market, we expect that the proceeds from any potential liquidation and sale of our assets would be less than what could be obtained in a sale outside of liquidation, would not be sufficient to satisfy all of our obligations to you, and would result in a net recovery to you that is projected to be substantially less than you would receive under the restructuring, whether accomplished through the offers or the U.S. prepackaged plan. See “Risk Factors—Factors relating to the offers and the U.S. prepackaged plan”.

The Offers

Securities for which we are making these Offers	All of our outstanding 12 1/8% Senior Notes due May 15, 2006 and all of our outstanding 12 5/8% Senior Notes due May 15, 2009.

There are currently $270,000,000 aggregate principal amount of 2006 notes outstanding and $300,000,000 aggregate principal amount of 2009 notes outstanding. The CUSIP numbers of the 2006 notes are P01548AA7, 01446PAA2 and 01446PAB0 and the ISIN numbers of the 2006 notes are USP01548AA73, US01446PAA21 and US01446PAB04. The CUSIP numbers of the 2009 notes are P01548AB5, 01446PAD6 and 01446PAC8 and the ISIN numbers of the 2009 notes are USP01548AB56, US01446PAD69 and US01446PAC86.

The Offers	For each $1,000 of the 2006 notes and 2009 notes validly tendered:

•	$1,060 principal amount of our unissued Senior Notes due 2010, which we refer to as the “new notes option”; or

•	a cash payment of $550 which we refer to as the “cash payment option”; or

•	a combination of the above two options.

If you tender your existing notes in the offers, you will not receive any accrued and unpaid interest on your existing notes.

Please see “Offer and U.S. Prepackaged Plan Scenarios” for a series of hypothetical scenarios that illustrate possible distributions in the offers assuming different elections and levels of participation by holders of existing notes.

Interest Rate

The interest rate of the new notes issued pursuant to the offers will depend on the percentage of participation in the offers. If more than 90% but less than 95% of the principal amount of each series of existing notes are validly tendered in the offers, then the interest rate will be 8%. If 95% or more of the principal amount of each series of existing notes are validly tendered in the offers, then the interest rate will be 9%. If the 95% threshold is met and the interest rate of the new notes will be 9%, we will extend the offers an additional ten business days. Interest on the new notes issued in the offers will accrue from June 30, 2003, regardless of their date of issuance.

Proration

The total cash amount we will pay under the cash payment option is $110 million and the maximum principal amount of new notes that we will issue under the new notes option is $392.2 million. Unless holders of exactly $200 million aggregate principal amount of the existing notes elect the cash tender offers, either the new notes option or the cash payment option will be prorated.

•	Cash payment proration. If holders of less than $200 million aggregate principal amount of the existing notes elect the cash payment option, then the new notes option will be prorated and those holders of our existing notes who elected to receive the new notes option will receive a portion of their consideration in cash. In this scenario, those holders who elected to receive the cash payment option will receive exactly what they elected, all of their consideration in cash.

•	New notes proration. If holders of more than $200 million aggregate principal amount of the existing notes elect the cash payment option, then the cash payment option will be prorated and those holders of our existing notes who elected to receive the cash payment option will receive a portion of their consideration in new notes. In this scenario, those holders who elected to receive the new notes option will receive exactly what they elected, all of their consideration in new notes.

We will publicly announce the principal amounts of existing notes tendered for the new notes option and the cash payment option and the consequent proration, if any, on the day after the offer expiration date.

Expiration Date

30 business days from and including the date of this prospectus at 11:59 p.m., New York City time, October 2, 2003, subject to our ability to extend that time and date for any or all of the existing notes in our absolute discretion, in which case the offer expiration date shall mean, for any existing notes as to which we have made an extension, the latest date and time to which that offer expiration date is extended. We will announce any such extension no later than 9:00 a.m., New York City time, on the business day following the previously scheduled offer expiration date.

Settlement Date of the Offers

If the offers are consummated, the new notes will be issued and the cash payments will be paid pursuant to the offers on the third business day following the offer expiration date or as soon as practicable thereafter.

Consent Solicitations

Concurrently with the offers, we are soliciting consents to the proposed amendments to the indentures governing the existing notes from holders of each series of existing notes. Holders of existing notes of each series may give their consent to the proposed amendments applicable to that series only by tendering their existing notes in the offers and will be deemed to have given their consent by so tendering. Consents from holders of a majority in aggregate principal amount outstanding of each series of existing notes must be received in order to amend the indenture governing that series as described in this prospectus. See “The Proposed Amendments”.

Withdrawal Rights	Tenders of existing notes in the offers may not be withdrawn once made and you may not change your election to receive the cash payment option, the new notes option or a combination of both.

Conditions	The offers are subject to the terms and conditions set forth under “The Offers—Conditions to the Offers”, including the conditions that:

•	we receive valid and unrevoked tenders, pursuant to either the new notes option or cash tender option, prior to the offer expiration date of at least 90% of the aggregate outstanding principal amount of each series of existing notes pursuant to the offers, and

•	the new notes are listed on a nationally recognized U.S. securities exchange.

Extensions; Amendments; Termination	We expressly reserve the right, in our sole discretion at any time prior to the expiration date to:

•	terminate the offers;

•	waive any condition to the offers in any respect;

•	extend the offers; and/or

•	amend the offers in any respect.

Any amendment applicable to the offers will apply to all existing notes tendered pursuant to the offers.

Procedures for Tendering Existing Notes	To tender existing notes and participate in the offers you must follow the specific procedures set forth in “The Offers—How to Tender”.

Fractional Notes

Notes will be issued only in denominations and multiples of $1,000. If you tender a principal amount of the existing notes in the exchange offers that would result in your receiving a fractional interest in the new notes or as a result of proration in the cash tender offers you are entitled to receive a fractional interest in the new notes, then the principal amount of the new notes that you will receive will be rounded up to the nearest $1,000 if the fractional interest in the new notes would be greater than or equal to $500 and rounded down to the nearest $1,000 if the fractional interest in the new notes would be less than $500.

Exchange Agent	The Bank of New York.

Information Agent	D.F. King & Co., Inc.

Dealer Manager and Solicitation Agent	Morgan Stanley & Co. Incorporated, together with its affiliates.

Use of Proceeds	There will be no proceeds to us from the offers.

Funding for the Offers	If the offers are consummated, the restructuring, including the tender offers and the expenses of the restructuring, will be financed by a capital contribution from our equity holders in the amount of

$100 million which will be provided 51% by Onexa and 49% by AT&T, an additional $8.5 million payment made by AT&T and cash generated from our operations.

United States Federal Tax Consequences

If you successfully tender your existing notes in the offers, in the opinion of our U.S. tax counsel, Milbank, Tweed, Hadley & McCloy LLP, you will be treated as having made a taxable exchange of your existing notes for United States federal income tax purposes.

However, the tax consequences to persons who participate in the offers are complicated and subject to certain important uncertainties. See “Material United States Federal Tax Consequences” for a more detailed description of the tax consequences for persons who tender their existing notes in the offers. Our U.S. counsel is unable, due to the absence of authority directly on point, to express an opinion as to whether the amendments will result in a taxable event for holders who do not tender their existing notes. However, the proposed amendments to the existing notes may result in a taxable event to those holders.

Mexican Federal Tax Considerations	See “Material Mexican Federal Tax Considerations”.

Processing Fee

We will pay a processing fee to certain banks and financial institutions for processing tenders of the existing notes. The processing fee in respect of existing notes accepted by us will be paid to the bank or financial institution, if any, designated by the beneficial owner of the existing notes, and will be equal to 0.25% of the principal amount of the existing notes for which the designation is made, subject to some limitations. See “The Offers—Processing Fee”. We will not pay a processing fee in connection with the solicitation of ballots for the U.S. prepackaged plan.

Further Information

Any questions or requests for assistance concerning the offers may be directed to the information agent at the telephone number and address set forth on the back cover page of this prospectus. Additional copies of this prospectus and the letter of transmittal may be obtained by contacting the information agent at the telephone number and address set forth on the back cover page of this prospectus.

Terms of the New Notes

New Notes	Senior Notes Due June 30, 2010.

Interest

The new notes issued pursuant to the offers will bear interest from June 30, 2003 at the rate of 8% if more than 90% but less than 95% of the aggregate principal amount of each series of the existing notes are validly tendered in the offers on or before the expiration date or 9% if 95% or more of the aggregate principal amount of each series of the existing notes are validly tendered in the offers on or before the expiration date. If the 95% threshold is met and the interest rate of the new notes will be 9%, we will extend the offers an additional ten business days.

The new notes issued pursuant to the U.S. prepackaged plan will bear interest from the settlement date at a rate of 8%, regardless of the percentage of holders of existing notes who agree to participate in the offers or vote in favor of the U.S. prepackaged plan.

Interest Payment Dates for the New Notes	June 30 and December 30, commencing December 30, 2003.

Amortization

The amortization of the new notes issued pursuant to the offers will depend on the percentage of participation in the offers. If more than 90% but less than 95% of the principal amount of each series of existing notes participate in the offers or if the new notes are issued pursuant to the U.S. prepackaged plan, then beginning on December 30, 2005, principal on the new notes will be repaid semi-annually on each interest payment date in accordance with the schedule below:

Principal Payment Date	Percentage of Original Principal Amount Payable	Percentage of Remaining Original Principal Amount
December 30, 2005	2.0%	98.0%
June 30, 2006	2.0%	96.0%
December 30, 2006	2.0%	94.0%
June 30, 2007	5.5%	88.5%
December 30, 2007	5.5%	83.0%
June 30, 2008	6.5%	76.5%
December 30, 2008	6.5%	70.0%
June 30, 2009	6.5%	63.5%
December 30, 2009	6.5%	57.0%
June 30, 2010	57.0%	—

If 95% or more of the principal amount of each series of existing notes participate in the offers, then beginning on December 30, 2005, principal on the new notes will be repaid semi-annually on each interest payment date in accordance with the schedule below.

Principal Payment Date	Percentage of Original Principal Amount Payable	Percentage of Remaining Original Principal Amount
December 30, 2005	2.0%	98.0%
June 30, 2006	2.5%	95.5%
December 30, 2006	2.5%	93.0%
June 30, 2007	5.5%	87.5%
December 30, 2007	5.5%	82.0%
June 30, 2008	6.5%	75.5%
December 30, 2008	6.5%	69.0%
June 30, 2009	6.5%	62.5%
December 30, 2009	6.5%	56.0%
June 30, 2010	56.0%	—

Comparison of the terms of the New Notes to the Existing Notes

The new notes have an interest rate that is lower than those of the existing notes and a maturity date that is later than the existing notes. The terms of the new notes are similar to those of the existing notes in effect prior to the consummation of the offers, other than:

•	the amortization of the new notes which will be repaid in accordance with the schedule set forth under “Description of the New Notes—Amortization of the New Notes,”

•	the debt restriction covenant, which further limits our ability to incur certain additional types of indebtedness, the restricted payments covenant, which further limits our ability to make restricted payments, the limitation on liens covenant which further limits our ability to incur secured indebtedness, and the merger and consolidation covenant which further limits our ability to merge with another entity.

•	the change of control covenant, which allows for certain additional permitted mergers,

•	the elimination of the redemption upon equity offering, and

•	the change in the price at which the new notes may be redeemed in the case of an optional redemption and the modification of the redemption for changes in Mexican withholding taxes provision.

Ranking

The new notes will constitute our direct, senior and unsecured obligations and will rank pari passu in right of payment with all of our existing and future senior and unsecured indebtedness, subject to priorities recognized by statute, such as tax and labor obligations.

Withholding Tax and Payment of Additional Amounts

Payments of interest to holders of the new notes will be subject to Mexican withholding tax. Subject to some exceptions, we will pay additional amounts in respect of payments on the new notes so that, in each case, the net amount received by each holder after the payment of any Mexican withholding tax will be equal to the amount that would have been received if no such taxes had been applicable. See “Description of the New Notes—Additional Amounts”. For a discussion of the tax consequences of holding and disposing of the new notes, see “Material United States Federal Tax Considerations” and “Material Mexican Federal Tax Considerations”.

Optional Redemption

We may redeem any or all of the new notes outstanding at any time for an amount equal to 101% of the principal amount of the new notes being redeemed plus accrued and unpaid interest and additional amounts for Mexican withholding taxes, if any.

Redemption for Tax Reasons

We may redeem all, but not less than all, of the new notes upon at least 30 days’ notice in the event of changes to Mexican tax law applicable to interest payments under the new notes resulting in withholding taxes exceeding 4.9%, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and additional amounts, if any.

Mandatory Sinking Fund	None.

Offer to Purchase Upon a Change of Control

Upon a change of control, as defined in this prospectus, holders of new notes will have the right, subject to certain restrictions and conditions, to require us to purchase all or any part of their new notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any. A change of control will not include certain permitted mergers. See “Description of the New Notes—Change of Control” and “Risk Factors—Factors Relating to the New Notes—In the event of a change of control, we may not be able to finance a change of control offer”.

Certain Covenants	The covenants will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends and make other restricted payments,

•	sell assets,

•	incur liens,

•	engage in sale and leaseback transactions,

•	incur additional indebtedness,

•	make investments, and

•	engage in transactions with affiliates.

See “Description of the New Notes—Certain Covenants”.

Listing

We intend to apply to list any new notes issued in the offers on the Luxembourg Stock Exchange and The New York Stock Exchange has approved our application subject to our receipt of a final rating of B- or better on the new notes from a nationally recognized securities rating organization. We are not obligated to maintain any listing of the new notes on the Luxembourg Stock Exchange or The New York Stock Exchange and any listing may be terminated in our sole discretion at any time.

Trustee, Registrar, Transfer Agent and Principal Paying Agent	The Bank of New York.

Book Entry, Delivery and Form	Our new notes will initially be held through The Depository Trust Company, the book-entry transfer facility.

Luxembourg Listing Agent, Luxembourg Paying Agent and Luxembourg Transfer Agent	Bank of New York (Luxembourg) S.A. is the Luxembourg listing agent, Luxembourg paying agent and Luxembourg transfer agent for the new notes.

Governing Law	The new notes will be governed by the laws of the State of New York.

Risk Factors

You should carefully review the information included under “Risk Factors” in this prospectus. You should understand that an investment in the new notes involves a high degree of risk, including the significant possibility of loss of your entire investment in the new notes.

The Proposed Amendments to the Existing Notes

If you tender existing notes pursuant to the offers, you will be deemed to have given your consent to the proposed amendments for the existing notes tendered. These amendments will eliminate substantially all of the covenants contained in those indentures, including:

•	the limitations on:

•	indebtedness;

•	payment of dividends, the making of investments and the granting of loans;

•	dividend and other payment restrictions on subsidiaries;

•	transactions with affiliates;

•	liens;

•	sale and leaseback transactions;

•	asset sales; and

•	certain mergers;

•	the requirements to:

•	make an offer to purchase upon a change of control or with the proceeds from certain asset sales; and

•	pay taxes and other claims.

The amendments would also eliminate events of default that are triggered if, among other things:

•	we fail to comply with any of the covenants and provisions described above;

•	we or any of our significant subsidiaries default under our or the significant subsidiary’s debt obligations; or

•	we or any of our significant subsidiaries have a final judgment rendered against us or them.

The amendments would also:

•	increase the percentage of the principal amount of the existing notes that is required to accelerate the notes from 25% to 75%; and

•	eliminate the ability of the trustee to accelerate the existing notes absent instructions from the holders of the existing notes.

The terms of the indentures governing each of the 2006 notes and the 2009 notes provide that the proposed amendments must be approved by the holders of a majority of the outstanding principal amount of the relevant series of the existing notes.

The proposed amendments to the indentures governing the existing notes will become effective only upon the consummation of the offers and the effectiveness of the supplemental indentures governing each of the 2006 notes and the 2009 notes.

The U.S. Prepackaged Bankruptcy Plan

We have prepared the U.S. prepackaged plan as an alternative to the offers for effecting our restructuring if the conditions to the completion of the offers, including the minimum tender condition, are not met or waived but we receive the required acceptances to seek confirmation of the U.S. prepackaged plan and we in our sole discretion decide to commence a U.S. bankruptcy case. We are therefore separately soliciting the vote of each holder of the existing notes in favor of the U.S. prepackaged plan by soliciting ballots with this prospectus. If the offers are consummated, we will not commence a U.S. bankruptcy case or pursue the U.S. prepackaged plan alternative.

The U.S. Prepackaged Plan	The U.S. prepackaged plan consists of a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code that would effect the same transactions contemplated by the offers, except that, under this scenario, all existing notes will be extinguished, including those held by holders who did not submit a ballot in connection with the U.S. prepackaged plan, or who submitted a ballot but voted to reject the U.S. prepackaged plan. Under the U.S. prepackaged plan, the holders of the existing notes will have the option to receive the same consideration in exchange for their existing notes as they could receive in the offers, except that the interest rate on the new notes will be 8% regardless of the percentage of holders of existing notes who agree to participate in the offers or vote in favor of the U.S. prepackaged plan and the interest on the new notes issued in the offers will accrue from June 2003 while the interest on the new notes issued pursuant to the U.S. prepackaged plan will accrue from the settlement date. However, those holders who do not submit a ballot in connection with the U.S. prepackaged plan, or who submit a ballot but fail to elect either the cash payment option or the new notes option, will be deemed to have elected the cash payment option and will therefore receive cash in satisfaction of their claims, subject to the possibility of proration as described in this prospectus. See “The Offers—Proration”.

Voting on the U.S. Prepackaged Plan; Required Acceptances

Under the U.S. prepackaged plan, creditors and stockholders who hold substantially similar legal claims or interests with respect to the distribution of the value of our assets are divided into separate “classes” of claims or interests. Under the U.S. Bankruptcy Code, the separate classes of claims and interests must be designated either as “impaired” (affected by the plan) or “unimpaired” (unaffected by the plan). For the U.S. prepackaged plan to be confirmed by the U.S. Bankruptcy Court, each class of claims or interests that is impaired must vote to accept the U.S. prepackaged plan. An impaired class of claims (i.e., the holders of the existing notes) is deemed to accept a plan of reorganization under the provisions of the U.S. Bankruptcy Code if holders of at least two-thirds in dollar amount and more than one-half in number of the holders of claims who actually cast ballots vote to accept the U.S. prepackaged plan. Holders of claims and interests that are designated as “unimpaired” are deemed to accept the plan and are not entitled to vote.

Under the U.S. prepackaged plan, the claims held by holders of our existing notes constitute the only impaired class and therefore only holders of our existing notes are entitled to vote to accept or reject the U.S. prepackaged plan. Thus, in the event that less than 90% of the aggregate principal amount of each series of the existing notes are tendered in connection with the offers, but holders of at least 66 2/3% of the aggregate principal amount of the existing notes who represent at least 50% of the total number of holders of the existing notes vote in favor of the U.S. prepackaged plan, in both cases counting only those holders who actually vote on the U.S. prepackaged plan, we may commence a voluntary case under Chapter 11 of the Bankruptcy Code for purposes of effectuating the restructuring through the U.S. prepackaged plan.

Effects of Voting	The decision to vote on the U.S. prepackaged plan is completely independent from the decision whether or not to tender your existing notes in the offers. Your participation in the offers will not constitute acceptance or rejection of the U.S. prepackaged plan. Therefore, you are encouraged to vote on the U.S. prepackaged plan regardless of whether you choose to participate in the offers. In addition, if you are not accepting the offers and tendering or exchanging your existing notes, you should not return your existing notes with the ballot, whether or not you vote to accept or reject the U.S. prepackaged plan.

Interest	The new notes issued pursuant to the U.S. prepackaged plan will bear interest from the settlement date at a rate of 8%, regardless of the percentage of holders of existing notes who agree to participate in the offers or the U.S. prepackaged plan.

Voting Record Date	The voting record date for determining the holders of existing notes for purposes of voting on the U.S. prepackaged plan is the close of business 30 business days from and including the date of this prospectus on October 2, 2003, which is the same as the solicitation expiration date.

Solicitation Expiration Date	The ballots must be received by the voting agent by 11:59 p.m., New York City time, on October 2, 2003, 30 business days from and including the date of this prospectus (unless the U.S. prepackaged plan solicitation period is extended, in which case ballots must be received by the voting agent by the last date to which the U.S. prepackaged plan solicitation period is extended). We will notify the voting agent of any extension by oral or written notice and will make a public announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled solicitation expiration date.

Withdrawal	Although tenders of existing notes in the offers may not be withdrawn once made and you may not change your election to receive the cash payment option, the new notes option or a combination of both in the offers, you may withdraw or modify your ballot for the U.S. prepackaged plan at any point prior to the commencement of the U.S. bankruptcy case. After commencement of our reorganization case, withdrawal or revocation of votes accepting or rejecting the U.S. prepackaged plan and changes to your election to receive the cash payment option, the new notes option or a combination of both may only be effected with the approval of the U.S. Bankruptcy Court. Your votes and elections in the U.S. prepackaged plan will be binding upon any subsequent owner, purchaser, transferee or holder of your existing notes. See “The U.S. Prepackaged Plan—Miscellaneous U.S. prepackaged plan provisions—Withdrawal; Revocation rights.”

Waiver of acceleration and extension of accrued and
unpaid interest	By voting in favor of the U.S. prepackaged plan, you are agreeing that, upon filing of the U.S. prepackaged plan and during the pendency of our U.S. bankruptcy case through the earliest of the effective date of the plan, any termination of the U.S. bankruptcy case and 120 days after the filing of the U.S. prepackaged plan, you waive and rescind any acceleration, whether as a result of the bankruptcy filing or otherwise, of the principal amount of your notes and extend the November 15, 2002 and May 15, 2003 interest payments until the consummation of the U.S. prepackaged plan. This waiver and extension will apply only to the accelerated principal and accrued and unpaid interest of those holders who vote in favor of the U.S. prepackaged plan and will only take effect if the U.S. bankruptcy case is commenced.

Processing Fee	We will not pay a processing fee in connection with the solicitation of ballots for the U.S. prepackaged plan.

Voting Agent and Information Agent	The Bank of New York is the voting agent. Its address and telephone number is set forth on the back cover of this prospectus.

Questions and requests for assistance or for additional copies of this prospectus, the letter of transmittal, the ballots or any other required documents may be directed to D.F. King & Co., Inc. at the address and telephone number set forth on the back cover of this prospectus.

Summary Consolidated Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2000, 2001 and 2002 was derived from our audited consolidated financial statements contained elsewhere in this prospectus. The financial data as of and for the six months ended June 30, 2002 and 2003 was derived from our unaudited financial statements included elsewhere in this prospectus and may not be indicative of results for the full fiscal year. The financial information presented as of and for the fiscal years ended December 31, 1998 and 1999 was derived from our audited financial statements that are not included in this prospectus.

The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See Note 20 to our audited financial statements and Note 3 to our unaudited consolidated financial statements which are a part of this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Solely for the convenience of the reader, Peso amounts in the following tables have been translated into U.S. dollars at the rate of Ps. 10.46 per U.S. dollar, the noon buying rate of exchange effective on June 30, 2003 as provided by The Federal Reserve Bank of New York. We make no representation that the Peso amounts could have been converted, or in the future will be convertible, into U.S. dollars at this rate or at all.

Mexican GAAP also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this prospectus is presented in constant Pesos as of June 30, 2003, unless otherwise noted. See Note 3b to our audited financial statements and Note 2b to our unaudited consolidated financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this prospectus to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

	As of and for the year ended December 31,												As of and for the six months ended June 30, (Unaudited)
	1998		1999		2000		2001		2002		2002(10)		2002		2003		2003(10)
	(in millions of constant Pesos and U.S. dollars, excluding ratios)

STATEMENT OF INCOME:
Mexican GAAP:
Revenues:
Domestic long distance	Ps.	1,562	Ps.	1,964	Ps.	2,159	Ps.	2,080	Ps.	1,463	US$	140	Ps.	769	Ps.	628	US$	60
International long distance		2,558		2,603		2,566		1,510		2,103		201		840		1,539		147
Data and internet services		123		246		373		596		795		76		363		507		48
Local and other services		—		—		—		33		134		13		56		90		9

Total		4,243		4,813		5,098		4,219		4,495		430		2,028		2,764		264

Costs of Services:
Domestic long distance		(1,076)		(1,121)		(1,574)		(898)		(567)		(54)		(285)		(270)		(27)
International long distance		(2,241)		(1,400)		(1,090)		(737)		(1,272)		(122)		(478)		(1,051)		(102)
Data and internet services		(23)		(136)		(130)		(171)		(201)		(19)		(111)		(123)		(13)
Local and other services		—		—		—		(12)		(23)		(2)		(11)		(22)		2

Total		(3,340)		(2,657)		(2,794)		(1,818)		(2,063)		(197)		(885)		(1,466)		(140)

Gross Profit:(1)
Domestic long distance		486		843		585		1,182		896		86		484		358		34
International long distance		317		1,203		1,476		773		831		79		362		488		47
Data and internet services		100		110		243		425		594		57		252		384		37
Local and other services		—		—		—		21		111		11		45		68		7

Total		903		2,156		2,304		2,401		2,432		233		1,143		1,298		124

Administrative, selling and other operating expenses		(2,605)		(1,808)		(1,739)		(1,788)		(1,644)		(157)		(807)		(720)		(69)
Depreciation and amortization		(770)		(799)		(869)		(1,019)		(944)		(90)		(480)		(426)		(41)
Operating (loss) income		(2,472)		(451)		(304)		(406)		(156)		(15)		(144)		152		14
Comprehensive financial result		(574)		(28)		(224)		(244)		(1,248)		(119)		(762)		(491)		(47)
Other income (expenses)		21		4		(40)		(21)		(17)		(2)		(13)		(1)		—
Asset tax		—		—		(5)		(5)		(5)		—		(2)		(2)		—
Net loss		(3,025)		(475)		(573)		(676)		(1,426)		(136)		(921)		(342)		(33)

U.S. GAAP:
Revenues:
Domestic long distance	Ps.	1,562	Ps.	1,964	Ps.	2,159	Ps.	2,080	Ps.	1,463	US$	140	Ps.	769	Ps.	628	US$	60
International long distance		2,558		2,603		2,566		1,510		2,103		201		840		1,539		147
Data and internet services		123		246		373		596		795		76		363		507		48
Local and other services		—		—		—		33		134		13		56		90		9

Total		4,243		4,813		5,098		4,219		4,495		430		2,028		2,764		264

Costs of Services:
Domestic long distance		(1,076)		(1,121)		(1,574)		(898)		(567)		(54)		(285)		(270)		(27)
International long distance		(2,241)		(1,400)		(1,090)		(737)		(1,272)		(122)		(478)		(1,051)		(102)
Data and internet services		(23)		(136)		(130)		(171)		(201)		(19)		(111)		(123)		(13)
Local and other services		—		—		—		(12)		(23)		(2)		(11)		(22)		2

Total		(3,340)		(2,657)		(2,794)		(1,818)		(2,063)		(197)		(885)		(1,466)		(140)

Gross Profit:(1)
Domestic long distance		486		843		585		1,182		896		86		484		358		34
International long distance		317		1,203		1,476		773		831		79		362		488		47
Data and internet services		100		110		243		425		594		57		252		384		37
Local and other services		—		—		—		21		111		11		45		68		7

Total		903		2,156		2,304		2,401		2,432		233		1,143		1,298		124
Administrative, selling and other operating expenses		(2,605)		(1,808)		(1,739)		(1,788)		(1,644)		(157)		(807)		(720)		(69)
Depreciation and amortization		(603)		(672)		(763)		(923)		(849)		(81)		(419)		(374)		(36)
Operating (loss) income		(2,305)		(324)		(197)		(309)		(61)		(6)		(83)		204		19
Financial expenses, net		(574)		(28)		(224)		(244)		(1,248)		(119)		(762)		(491)		(47)
Other income (expenses)		21		4		(40)		(21)		(17)		(2)		(13)		(1)		—
Asset tax		—		—		(5)		(5)		(5)		—		(2)		(2)		—
Net loss		(2,858)		(348)		(466)		(579)		(1,331)		(127)		(860)		(290)		(28)

	As of and for the year ended December 31,												As of and for the six months ended June 30, (Unaudited)
	1998		1999		2000		2001		2002		2002(9)		2002		2003		2003(9)
	(in millions of constant Pesos and U.S. dollars, excluding ratios)

BALANCE SHEET:
Mexican GAAP:
Cash and cash equivalents	Ps.	141	Ps.	1,216	Ps.	203	Ps.	258	Ps.	157	US$	15	Ps.	270	Ps.	328	US$	31
Trade receivables		378		743		791		519		502		48		476		566		54
Real estate and equipment, net		6,611		5,831		5,677		5,442		5,497		526		5,564		5,411		517
Other assets		2,761		4,399		3,188		2,222		1,582		151		1,874		1,406		134

Total assets		9,891		12,189		9,859		8,441		7,738		740		8,184		7,711		737

Senior notes (2)		—		6,607		6,113		5,577		5,952		569		5,920		5,974		571
Other debt		4,529		—		17		443		202		19		496		161		15
Total debt		4,529		6,607		6,130		6,020		6,154		588		6,416		6,135		587
Accounts payable		2,446		2,318		966		620		634		61		549		565		54
Other payables		148		393		661		726		885		85		715		1,186		113

Total liabilities		7,123		9,318		7,757		7,366		7,673		734		7,680		7,886		754
Contributed capital		7,927		9,159		9,159		9,159		9,159		876		9,159		9,159		876
Accumulated losses		(5,159)		(6,288)		(7,056)		(8,084)		(9,094)		(869)		(8,655)		(9,334)		(892)

Total stockholders’ equity		2,768		2,871		2,103		1,075		65		6		504		(175)		(16)

U.S. GAAP:
Cash and cash equivalents	Ps.	141	Ps.	1,216	Ps.	203	Ps.	258	Ps.	157	US$	15	Ps.	270	Ps.	328	US$	31
Trade receivables		378		743		791		518		502		48		476		566		54
Real estate and equipment, net		6,972		6,768		6,722		6,728		6,256		598		6,458		6,018		575
Other assets		1,073		2,915		1,899		1,140		706		67		895		632		60

Total assets		8,564		11,642		9,615		8,644		7,621		729		8,099		7,544		721

Senior notes (2)		—		6,607		6,113		5,577		5,952		569		5,920		5,974		571
Other debt		4,529		—		17		443		202		19		496		161		15
Total debt		4,529		6,607		6,130		6,020		6,154		588		6,416		6,135		587
Accounts payable		2,446		2,318		966		620		634		61		549		565		54
Other payables		148		393		661		726		885		85		715		1,186		113

Total liabilities		7,123		9,318		7,757		7,366		7,673		734		7,680		7,886		754

Contributed capital		7,927		9,159		9,159		9,159		9,159		876		9,159		9,159		876
Accumulated losses		(6,486)		(6,835)		(7,301)		(7,880)		(9,211)		(881)		(8,740)		(9,501)		(908)

Total stockholder’s equity		1,441		2,324		1,858		1,279		(52)		(5)		419		(342)		(33)

CASH FLOWS DATA:
Resources (used in) provided by (3)
Mexican GAAP:
Operating activities	Ps.	(1,603)	Ps.	(430)	Ps.	(644)	Ps.	725	Ps.	(18)	US$	(2)	Ps.	(285)	Ps.	267	US$	26
Investing activities		(678)		(1,806)		108		(559)		(217)		(21)		(101)		(77)		(7)
Financing activities		2,319		3,311		(476)		(111)		134		13		397		(19)		(2)

U.S. GAAP:
Operating activities	Ps.	(1,620)	Ps.	(81)	Ps.	(1,440)	Ps.	(148)	Ps.	225	US$	22	Ps.	(180)	Ps.	346	US$	33
Investing activities		(677)		(2,619)		185		(220)		145		14		259		(77)		(7)
Financing activities		2,340		3,903		—		355		(253)		(24)		1		(44)		(4)

OTHER FINANCIAL/ OPERATING DATA: (Unaudited):
Capital expenditures		703		444		644		921		237		23		106		103		10
Minutes of traffic, domestic long distance		861		1,401		1,926		2,351		1,749		—		816		886		—
Minutes of traffic, international long distance		452		811		1,051		1,021		1,507		—		663		1,001		—
Employees (4)		1,678		1,856		1,922		2,067		1,910		—		2,014		1,916		—
Residential lines (5)		752		707		686		650		588		—		619		499		—
Business lines (5)		84		89		98		111		95		—		105		86		—

	As of and for the year ended December 31,							As of and for the six months ended June 30, (Unaudited)
	1998	1999	2000	2001	2002	2002(10)		2002	2003	2003(10)
	(in millions of constant Pesos and U.S. dollars, excluding ratios)

OPERATING RATIOS:
Unaudited
Mexican GAAP:
Ratio of earnings to fixed charges (6)	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	US$	—	Ps. —	Ps. —	US$	—
Deficiency in coverage of fixed charges (7)	3,021	470	562	666	1,417		135	916	337		32
Ratio of liabilities to stockholders’ equity (8)	2.57	3.25	3.69	6.85	118.05		118.05	15.24	(45.06)		(45.06)
Ratio of current assets to current liabilities (9)	0.180	1.137	1.189	0.808	0.120		0.120	0.683	0.144		0.144

U.S. GAAP:
Ratio of earnings to fixed charges (6)	—	—	—	—	—		—	—	—		—
Deficiency in coverage of fixed charges (7)	2,854	341	453	570	1,321		126	856	287		27
Ratio of liabilities to stockholders’ equity (8)	4.94	4.01	4.17	5.76	(147.56)		(147.56)	18.33	(23.06)		(23.06)
Ratio of current assets to current liabilities (9)	0.180	1.137	1.189	0.808	0.120		0.120	0.683	0.144		0.144

(1)	Excluding depreciation.
(2)	Our principal payment obligation on the existing notes is $570 million. Fluctuations are the result of changes in the exchange rate.
(3)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.
(4)	Actual number of employees, not in millions.
(5)	In thousands, not millions.
(6)	Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. Fixed charges consist of interest expense (expensed, capitalized) plus the estimated interest portion of rent expense (estimated to be 1/3 of rents expensed or capitalized). For all periods presented, earnings as determined under Mexican and U.S. GAAP were insufficient to cover fixed charges.
(7)	The deficiency in earnings is calculated comparing the fixed charges with the total adjusted earnings for payment of fixed assets.
(8)	Ratio of liabilities to stockholder’s equity is determined dividing total liabilities by stockholder’s equity.
(9)	Ratio of current assets to current liabilities is calculated by dividing current assets by current liabilities.
(10)	Calculated based on an exchange rate of Ps 10.46 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on June 30, 2003.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information is based on our audited consolidated financial statements for the year ended December 31, 2002 and the unaudited interim consolidated financial statements for the six-month period ended June 30, 2003, both appearing elsewhere in this prospectus. The unaudited pro forma statement of income data has been prepared as if the consummation of the offers had occurred on January 1, 2002, and the unaudited pro forma balance data has been prepared as if the consummation of the offers had occurred on June 30, 2003. All pro forma adjustments and assumptions are described more fully in the accompanying notes.

The pro forma adjustments present three scenarios, one that assumes that 90% of the holders of each series of the existing notes elect to participate in the offers and therefore the interest rate on the new notes is 8%, a second that assumes that 95% of the holders of each series of the existing notes elect to participate in the offers and therefore the interest rate on the new notes is 9%, and a third that assumes that the U.S. prepackaged plan is confirmed and therefore the interest rate on the new notes is 8% and no existing notes remain outstanding. The adjusted amounts in the first and second scenarios represent only possible outcomes of the offers based on the foregoing assumptions. The actual results will differ if the assumptions differ from the actual outcome of the offers.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to be indicative of the results of operations as of any future date or for any future period. You should read the unaudited pro forma financial information together with the accompanying notes in conjunction with our audited consolidated financial statements included elsewhere in this prospectus, and “Operating and Financial Review and Prospects.”

Our audited and unaudited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in certain significant respects. See Note 20 to our audited financial statements and Note 3 to our unaudited financial statements which are a part of this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

SCENARIO 1

THE OFFERS WITH 90% PARTICIPATION

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

UNAUDITED PRO FORMA BALANCE SHEET

As of June 30, 2003

(in millions of constant Pesos)

	Actual		Debt exchange adjustments			As adjusted (unaudited)
Assets
Current Assets	Ps.	1,122	Ps.	(58	)(1a)	Ps.	1,064
Real estate and equipment		5,411		—			5,411
Deferred charges and other assets, net		1,178		(31	)(1b)		1,147

Total Assets		7,711		(89)			7,622

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable		431		—			431
Senior debt notes		5,974		(5,377	)(1c)		597
Bank loans and notes payable		110		—			110
Due to affiliates and other related parties		134		—			134
Accrued expenses and other payables		1,139		(754	)(1d)		385

Total current liabilities		7,788		(6,131)			1,657

Long-term liabilities:
New Senior debt notes		—		3,477	(1c)		3,477
Bank loans and notes payable		50		—			50
Other long-term liabilities		48		—			48

Total liabilities		7,886		(2,654)			5,232

Stockholders’ equity:
Capital Stock		9,159		1,048	(1e)		10,207
Accumulated deficit		(9,334)		1,517	(7)		(7,817)

Total stockholders’ equity under Mexican GAAP		(175)		2,565			2,390

Total liabilities and stockholders’ equity		7,711		(89)			7,622
Total Stockholders’ equity under Mexican GAAP		(175)		2,565			2,390
US GAAP Adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP		—		(1,517	)(7)		(1,517)
Fifth amendment effect on real estate and equipment		589					589
Preoperating Expenses		(1,977)					(1,977)
Accumulated amortization of preoperating expenses		1,204					1,204
Comprehensive financing costs and interest capitalization		43					43
Accumulated depreciation of comprehensive financing costs and interest capitalization		(25)					(25)

Total Stockholders’ equity under USA GAAP	Ps.	(341)	Ps.	1,048		Ps.	707

SCENARIO 1

THE OFFERS WITH 90% PARTICIPATION

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

UNAUDITED PRO FORMA STATEMENT OF INCOME

(in millions of constant Pesos)

	Actual Year ended December 31, 2002		Debt exchange adjustments			As adjusted (Unaudited) Year ended December 31, 2002		Actual six months period ended June 30, 2003		Debt exchange adjustments			As adjusted (Unaudited) six months period ended June 30, 2003
Amounts in accordance with Mexican GAAP
Revenues	Ps.	4,495	Ps.	—		Ps.	4,495	Ps.	2,764	Ps.	—		Ps.	2,764
Operating Expenses:
Cost of services		(2,063)		—			(2,063)		(1,466)		—			(1,466)
Administration, selling and other operating expenses		(1,645)		—			(1,645)		(720)		—			(720)
Depreciation and amortization		(944)		—			(944)		(426)		—			(426)

Operating Loss		(157)		—			(157)		152		—			152

Comprehensive Financial Result:
Interest expense		(835)		431	(2)		(404)		(452)		225	(2)		(227)
Interest income		17		—			17		3		—			3
Exchange gain, net		(777)		314	(3)		(463)		(129)		10	(3)		(119)
Gain from monetary position		347		(125	)(4)		222		87		(31	)(4)		56

		(1,248)		620			(628)		(491)		204			(287)

Other income (expenses)		(17)		—			(17)		(1)		—			(1)

Loss before provision for asset tax		(1,422)		620	(5)		(802)		(340)		204	(5)		(136)
Asset tax		(5)		—			(5)		(2)		—			(2)

Loss from continuing operations		Ps. (1,427)	Ps.	620			Ps. (807)		Ps. (342)	Ps.	204			Ps. (138)

Amounts in accordance with U.S. GAAP
U.S. GAAP Adjustments (Note 6):
Fifth amendment effect on depreciation expense		(103)		—			(103)		(47)		—			(47)
Reversal of preoperating expense amortization		206		—			206		103		—			103
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(1)		—			(1)		(1)		—			(1)
Depreciation of capitalized interest under U.S. GAAP		(6)		—			(6)		(3)		—			(3)
Interest expense, exchange gain and gain from monetary position, net		—		63	(7)		63		—		120	(7)		120

Loss from continuing operations under U.S. GAAP		Ps. (1,331)	Ps.	683			Ps. (648)		Ps. (290)		Ps. 324		Ps.	34

The pro forma adjustments assume that 90% of the holders of each series of the existing notes elect to participate in the offers. The adjusted amounts represent only a possible outcome of the offers based on the foregoing assumption. Our actual results will differ if the assumption differs from the actual outcome of the offers.

(1)	Pro forma adjustments to recognize the consummation of the offers:

a.	Reflects the net effect of the AT&T payment of Ps. 89 million ($8.5 million), the equity holders’ capital contribution of Ps. 1,048 million ($100 million), the payment of the cash payment option of Ps. 1,153 million ($110 million) and the payment of expenses of Ps.42 million ($4 million).

b.	Under Mexican GAAP, in an exchange of debt which is considered an extinguishment, unamortized debt issuance cost related to the existing debt is expensed and the new debt issuance cost is capitalized. Consequently, the Ps. 125 million of debt issuance cost related to the existing debt, net of Ps. 94 million related to the new debt, would be reflected in the gain or loss on extinguishment. This is not reflected in the pro forma statement of income since it is a one-time charge.

c.	Reflects the reclassification of the debt from short term to long term and the reduction of debt due to cash tender offers and exchange offers. The annual maturities of the pro forma long term debt are as follows:

2005	Ps. 70
2006	104
2007	452
2008 and thereafter	2,851

Ps. 3,477

d.	Reflects the forgiveness of the interest accrued under the existing notes, which was payable on November 15, 2002 and May 15, 2003.

e.	Reflects the increase of $100 million in capital stock that would be contributed by our equity holders.

(2)	Reflects the reversal of the interest expense of Ps. 670.5 million recognized during the year ended on December 31, 2002 on the existing notes; this amount also includes the accrued interest on the new notes of Ps. 264.0 million for the year ended December 31, 2002.

(3)	Reflects the reversal of the foreign exchange gain (loss) that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2002.

(4)	Reflects the reversal of the monetary effect that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2002.

(5)	Pro forma adjustments have not been tax affected due to the existence of net operating loss carryforwards.

(6)	See Note 20 to the audited consolidated financial statements for the year ended December 31, 2002 and Note 3 to the unaudited interim consolidated financial statements for the six-month period ending June 30, 2003, both appearing elsewhere in this prospectus, for an explanation of the adjustments made to reconcile amounts from Mexican GAAP to U.S. GAAP.

(7)	For Mexican GAAP purposes, we recognize the net effect of the restructuring as an extraordinary gain. Furthermore, for Mexican GAAP purposes, interest expense is determined using the actual interest rate on the new notes (8% under Scenario 1). For U.S. GAAP purposes, the offer is treated as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15 (“Accounting by Debtors and Creditors for Troubled Debt Restructuring”). Since the carrying amount of the existing notes does not exceed the total future cash payments specified by the new notes, no gain on the restructuring was recognized. For U.S. GAAP purposes, interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes with the carrying amount of the existing notes (2.07% under Scenario 1). As a result, the net effect of the restructuring will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes. The U.S. GAAP adjustment in the income statement is analyzed as follows:

	Year ended December 31, 2002	Six-month period ended June 30, 2003
Reversal of interest expense recorded under Mexican GAAP	Ps. 195	Ps. 106
Effect on monetary position and exchange gain on the liability for U.S. GAAP purposes	(132)	14

	Ps. 63	Ps. 120

SCENARIO 2

THE OFFERS WITH 95% PARTICIPATION

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

UNAUDITED PRO FORMA BALANCE SHEET

As of June 30, 2003

(in millions of constant Pesos)

	Actual		Debt exchange adjustments			As adjusted (unaudited)
Assets
Current Assets	Ps.	1,122	Ps.	(58	)(1a)	Ps.	1,064
Real estate and equipment		5,411					5,411
Deferred charges and other assets, net		1,178		(31	)(1b)		1,147

Total Assets		7,711		(89)			7,622

Liabilities and stockholders’ equity
Current liabilities
Accounts payable		431					431
Senior debt notes		5,974		(5,675	)(1c)		299
Bank loans and notes payable		110					110
Due to affiliates and other related parties		134					134
Accrued expenses and other payables		1,139		(796	)(1d)		343

Total current liabilities		7,788		(6,471)			1,317
Long-term liabilities:
New Senior debt notes		—		3,794	(1c)		3,794
Bank loans and notes payable		50					50
Other long-term liabilities		48					48

Total liabilities		7,886		(2,677)			5,209

Stockholders’ equity:
Capital Stock		9,159		1,048	(1e)		10,207
Accumulated deficit		(9,334)		1,540	(7)		(7,794)

Total stockholders’ equity under Mexican GAAP		(175)		2,588			2,413

Total liabilities and stockholders’ equity		7,711		(89)			7,622

Total Stockholders’ equity under Mexican GAAP		(175)		2,588			2,413
US GAAP Adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP		—		(1,540	)(7)		(1,540)
Fifth amendment effect on real estate and equipment		589					589
Preoperating Expenses		(1,977)					(1,977)
Accumulated amortization of preoperating expenses		1,204					1,204
Comprehensive financing costs and interest capitalization		43					43
Accumulated depreciation of comprehensive financing costs and interest capitalization		(25)					(25)

Total Stockholders’ equity under USA GAAP	Ps.	(341)	Ps.	1,048		Ps.	707

SCENARIO 2

THE OFFERS WITH 95% PARTICIPATION

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

UNAUDITED PRO FORMA STATEMENT OF INCOME

(in millions of constant Pesos)

	Actual Year ended December 31, 2002		Debt exchange adjustments			As adjusted (Unaudited) Year ended December 31, 2002		Actual six months period ended June 30, 2003		Debt exchange adjustments			As adjusted (Unaudited) six months period ended June 30, 2003
Amounts in accordance with Mexican GAAP
Revenues	Ps.	4,495	Ps.	—			Ps 4,495	Ps.	2,764	Ps.	—		Ps.	2,764
Operating Expenses:
Cost of services		(2,063)		—			(2,063)		(1,466)		—			(1,466)
Administration, selling and other operating expenses		(1,645)		—			(1,645)		(720)		—			(720)
Depreciation and amortization		(944)		—			(944)		(426)		—			(426)

Operating Loss		(157)		—			(157)		152		—			152

Comprehensive Financial Result:
Interest expense		(835)		408	(2)		(427)		(452)		213	(2)		(239)
Interest income		17		—			17		3		—			3
Exchange gain, net		(777)		279	(3)		(498)		(129)		9	(3)		(120)
Gain from monetary position		347		(110	)(4)		237		87		(27	)(4)		60

		(1,248)		577			(671)		(491)		195			(296)

Other income (expenses)		(17)		—			(17)		(1)		—			(1)

Loss before provision for asset tax		(1,422)		577	(5)		(845)		(340)		195	(5)		(145)
Asset tax		(5)		—			(5)		(2)		—			(2)

Loss from continuing operations	Ps.	(1,427)	Ps.	577		Ps.	( 85 0)	Ps.	(342)	Ps.	195		Ps.	(147)
Amounts in accordance with U.S. GAAP
U.S. GAAP Adjustments (Note 6):
Fifth amendment effect on depreciation expense		(103)		—			(103)		(47)		—			(47)
Reversal of preoperating expense amortization		206		—			206		103		—			103
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(1)		—			(1)		(1)		—			(1)
Depreciation of capitalized interest under U.S. GAAP		(6)		—			(6)		(3)		—			(3)
Interest expense, exchange gain and gain from monetary position, net		—		129	(7)		129		—		149	(7)		149

Loss from continuing operations under U.S. GAAP	Ps.	(1,331)	Ps.	706		Ps.	(625)	Ps.	(290)	Ps.	344		Ps.	54

The pro forma adjustments assume that 95% of the holders of each series of the existing notes elect to participate in the offers. The adjusted amounts represent only a possible outcome of the offers based on the foregoing assumption. Our actual results will differ if the assumption differs from the actual outcome of the offers.

(1)	Pro forma adjustments to recognize the consummation of the offers:

a.	Reflects the net effect of the AT&T payment of Ps. 89 million ($8.5 million), the equity holders’ capital contribution of Ps. 1,048 million ($100 million), the payment of the cash payment option of Ps. 1,153 million ($110 million) and the payment of expenses of Ps. 42 million ($4 million).

b.	Under Mexican GAAP, in an exchange of debt which is considered an extinguishment, unamortized debt issuance cost related to the existing debt is expensed and the new debt issuance cost is capitalized. Consequently, the Ps. 125 million of debt issuance cost related to the existing debt, net of Ps. 94 million related to the new debt, would be reflected in the gain or loss on extinguishment. This is not reflected in the pro forma statement of income since it is a one-time charge.

c.	Reflects the reclassification of the debt from short term to long term and the reduction of debt due to cash tender offers and exchange offers. The annual maturities of the pro forma long term debt are as follows:

2005	Ps. 76
2006	152
2007	417
2008 and thereafter	3,149

Ps. 3,794

d.	Reflects the forgiveness of the interest accrued under the existing notes, which was payable on November 15, 2002 and May 15, 2003.

e.	Reflects the increase of $100 million in capital stock that would be contributed by our equity holders.

(2)	Reflects the reversal of the interest expense of Ps. 707 million recognized during the year ended on December 31, 2002 on the existing notes; this amount also includes the accrued interest on the new notes of Ps. 324 million for the year ended December 31, 2002.

(3)	Reflects the reversal of the foreign exchange gain (loss) that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2002.

(4)	Reflects the reversal of the monetary effect that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2002.

(5)	Pro forma adjustments have not been tax affected due to the existence of net operating loss carryforwards.

(6)	See Note 20 to the audited consolidated financial statements for the year ended December 31, 2002 and Note 3 to the unaudited interim consolidated financial statements for the six-month period ending June 30, 2003, both appearing elsewhere in this prospectus, for an explanation of the adjustments made to reconcile amounts from Mexican GAAP to U.S. GAAP.

(7)	For Mexican GAAP purposes, we recognize the net effect of the restructuring as an extraordinary gain. Furthermore, for Mexican GAAP purposes, interest expense is determined using the actual interest rate on the new notes (9% under Scenario 2). For U.S. GAAP purposes, the offer is treated as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15 (“Accounting by Debtors and Creditors for Troubled Debt Restructuring”). Since the carrying amount of the existing notes does not exceed the total future cash payments specified by the new notes, no gain on the restructuring was recognized. For U.S. GAAP purposes, interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes with the carrying amount of the existing notes (1.88% under Scenario 2). As a result, the net effect of the restructuring will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes. The U.S. GAAP adjustment in the income statement is analyzed as follows:

	Year ended December 31, 2002	Six-month period ended June 30, 2003
Reversal of interest expense recorded under Mexican GAAP	Ps. 251	Ps. 136
Effect on monetary position and exchange gain on the liability for U.S. GAAP purposes	(122)	13

	Ps. 129	Ps. 149

SCENARIO 3

THE U.S. PREPACKAGED PLAN

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

UNAUDITED PRO FORMA BALANCE SHEET

As of June 30, 2003

(in millions of constant Pesos)

	Actual	Debt exchange adjustments		As adjusted (unaudited)
Assets
Current Assets	1,122	(58	)(1a)	1,064
Real estate and equipment	5,411	—		5,411
Deferred charges and other assets, net	1,178	(31	)(1b)	1,147

Total Assets	7,711	(89)		7,622

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	431	—		431
Senior debt notes	5,974	(5,974	)(1c)	—
Bank loans and notes payable	110	—		110
Due to affiliates and other related parties	134	—		134
Accrued expenses and other payables	1,139	(837	)(1d)	302

Total current liabilities	7,788	(6,811)		977
Long-term liabilities:
New Senior debt notes	—	4,110	(1c)	4,110
Bank loans and notes payable	50	—		50
Other long-term liabilities	48	—		48

Total liabilities	7,886	(2,701)		5,185

Stockholders’ equity:
Capital Stock	9,159	1,048	(1e)	10,207
Accumulated deficit	(9,334)	1,564	(7)	(7,770)

Total stockholders’ equity under Mexican GAAP	(175)	2,612		2,437

Total liabilities and stockholders’ equity	7,711	(89)		7,622
Total Stockholders’ equity under Mexican GAAP	(175)	2,612		2,437
US GAAP Adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP	—	(1,564	)(7)	(1,564)
Fifth amendment effect on real estate and equipment	589			589
Preoperating Expenses	(1,977)			(1,977)
Accumulated amortization of preoperating expenses	1,204			1,204
Comprehensive financing costs and interest capitalization	43			43
Accumulated depreciation of comprehensive financing costs and interest capitalization	(25)			(25)

Total Stockholders’ equity under USA GAAP	(341)	1,048		707

SCENARIO 3

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

UNAUDITED PRO FORMA STATEMENT OF INCOME

(in millions of constant Pesos)

	Actual Year ended December 31, 2002		Debt exchange adjustments		As adjusted (Unaudited) Year ended December 31, 2002		Actual six months period ended June 30, 2003		Debt exchange adjustments		As adjusted (Unaudited) six months period ended June 30, 2003
Amounts in accordance with Mexican GAAP
Revenues	Ps.	4,495	Ps. —		Ps.	4,495	Ps.	2,764	Ps.—		Ps.	2,764
Operating Expenses:
Cost of services		(2,063)	—			(2,063)		(1,466)	—			(1,466)
Administration, selling and other operating expenses		(1,645)	—			(1,645)		(720)	—			(720)
Depreciation and amortization		(944)	—			(944)		(426)	—			(426)

Operating Loss		(157)	—			(157)		152	—			152

Comprehensive Financial Result:
Interest expense		(835)	457	(2)		(378)		(452)	239	(2)		(213)
Interest income		17	—			17		3	—			3
Exchange gain, net		(777)	244	(3)		(533)		(129)	8	(3)		(121)
Gain from monetary position		347	(94	)(4)		253		87	(23	)(4)		64

		(1,248)	607			(641)		(491)	224			(267)

Other income (expenses)		(17)	—			(17)		(1)	—			(1)

Loss before provision for asset tax		(1,422)	607	(5)		(815)		(340)	224	(5)		(116)
Asset tax		(5)	—			(5)		(2)	—			(2)

Loss from continuing operations	Ps.	(1,427)	Ps. 607		Ps.	(820)	Ps.	(342)	Ps.224		Ps.	(118)
Amounts in accordance with U.S. GAAP
U.S. GAAP Adjustments (Note 6):
Fifth amendment effect on depreciation expense		(103)	—			(103)		(47)	—			(47)
Reversal of preoperating expense amortization		206	—			206		103	—			103
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(1)	—			(1)		(1)	—			(1)
Depreciation of capitalized interest under U.S. GAAP		(6)	—			(6)		(3)	—			(3)
Interest expense, exchange gain and gain from monetary position,net		—	160	(7)		160		—	158	(7)		158

Loss from continuing operations under U.S. GAAP	Ps.	(1,331)	Ps. 767			Ps. (564)		Ps. (290)	Ps.382		Ps.	92

The pro forma adjustments assume that the U.S. prepackaged plan is confirmed and therefore no existing notes remain outstanding.

(1)	Pro forma adjustments to recognize the consummation of the offers:

a.	Reflects the net effect of the AT&T payment of Ps. 89 million ($8.5 million), the equity holders capital contribution of Ps 1,048 million ($100 million), the payment of the cash payment option of Ps. 1,153 million ($110 million) and the payment of expenses of Ps. 42 million ($4 million).

b.	Under Mexican GAAP, in an exchange of debt which is considered an extinguishment, unamortized debt issuance cost related to the existing debt is expensed and the new debt issuance cost is capitalized. Consequently, the Ps. 125 million of debt issuance cost related to the existing debt, net of Ps. 94 million related to the new debt, would be reflected in the gain or loss on extinguishment. This is not reflected in the pro forma statement of income since it is a one-time charge.

c.	Reflects the reclassification of the debt from short term to long term and the reduction of debt due to cash tender offers and exchange offers. The annual maturities of the pro forma long term debt are as follows:

2005	Ps. 82
2006	123
2007	534
2008 and thereafter	3,371

Ps. 4,110

d.	Reflects the forgiveness of the interest accrued under the existing notes, which was payable on November 15, 2002 and May 15, 2003.

e.	Reflects the increase of $100 million in capital stock that would be contributed by our equity holders.

(2)	Reflects the reversal of the interest expense of Ps. 745.0 million recognized during the year ended on December 31, 2002 on the existing notes; this amount also includes the accrued interest on the new notes of Ps. 312 million for the year ended December 31, 2002.

(3)	Reflects the reversal of the foreign exchange gain (loss) that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2002.

(4)	Reflects the reversal of the monetary effect that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2002.

(5)	Pro forma adjustments have not been tax affected due to the existence of net operating loss carryforwards.

(6)	See Note 20 to the audited consolidated financial statements for the year ended December 31, 2002 and Note 3 to the unaudited interim consolidated financial statements for the six-month period ended June 30, 2003, both appearing elsewhere in this prospectus, for an explanation of the adjustments made to reconcile amounts from Mexican GAAP to U.S. GAAP.

(7)	For Mexican GAAP purposes, we recognize the net effect of the restructuring as an extraordinary gain. Furthermore, for Mexican GAAP purposes, interest expense is determined using the actual interest rate on the new notes (8% under Scenario 3). For U.S. GAAP purposes, the offer is treated as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15 (“Accounting by Debtors and Creditors for Troubled Debt Restructuring”). Since the carrying amount of the existing notes does not exceed the total future cash payments specified by the new notes, no gain on the restructuring was recognized. For U.S. GAAP purposes, interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes with the carrying amount of the existing notes (1.01% under Scenario 3). As a result, the net effect of the restructuring will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes. The U.S. GAAP adjustment in the income statement is analyzed as follows:

	Year ended December 31, 2002	Six-month period ended June 30, 2003
Reversal of interest expense recorded under Mexican GAAP	Ps. 272	Ps. 147
Effect on monetary position and exchange gain on the liability for U.S. GAAP purposes	(112)	11

	Ps. 160	Ps. 158

RISK FACTORS

You should carefully consider the following risk factors, as well as other information set forth in this prospectus, prior to deciding whether to participate in the offers or how to vote on the U.S. prepackaged plan. In general, investing in the securities of issuers in emerging market countries such as Mexico involves risks not typically associated with investing in the securities of U.S. companies. To the extent information relates to the Mexican government, macroeconomic data or the telecommunications industry, the following information has been extracted from official publications of the Mexican government or third party sources.

Factors relating to the offers and the U.S. prepackaged plan

If the offers are not successful or the U.S. prepackaged plan is not consummated, we will not be able to pay all or a portion of the principal or interest on the existing notes

We believe that we are currently not likely to find a source of financing to fund the interest payments due on the existing notes and therefore we will not be able to cure the existing events of default under the indentures governing the existing notes if the offers are not successful or the U.S. prepackaged plan is not consummated. The events of default give holders of the existing notes, representing nearly all of our aggregate indebtedness, the right to accelerate our repayment obligations on the existing notes. Since we do not have enough funds to repay our obligations on the existing notes, and given the depressed value of telecommunications assets generally, it is likely that each holder of existing notes would incur a significant loss if the offers are not successful or the U.S. prepackaged plan is not consummated. In addition, in our opinion, the recovery that would be received by holders of the existing notes in a liquidation scenario would very likely be materially less than they would receive under the offers or the U.S. prepackaged plan. See “The U.S. Prepackaged Plan—Liquidation Analysis”.

If the offers are not successful or the U.S. prepackaged plan is not consummated, our inability to generate sufficient cash flows could severely impact our ability to continue as a going concern

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Additionally, we had a negative total stockholders’ equity of Ps. 175.2 million as of June 30, 2003. If we are not successful in consummating the offers, in generating sufficient cash from operating activities to meet our financial obligations and to make essential capital expenditures, in obtaining outside sources of funding, or if the U.S. prepackaged plan is not consummated, we may need to sell assets. If we need to dispose of assets, particularly during the current global downturn in the telecommunications industry, we will be unable to realize the book value of those assets upon liquidation. If we are unable to generate the necessary cash, we might be unable to continue operations and may be required to liquidate our entire operations. If we are required to liquidate our operations, you will likely incur a significant loss and your overall recovery on your existing notes will very likely be materially less than what you would receive if the offers or the U.S. prepackaged plan were consummated. See “The U.S. Prepackaged Plan—Liquidation Analysis”.

If the offers are not successful or the U.S. prepackaged plan is not consummated, we also face a substantial risk of Mexican reorganization-related proceedings and the suspension or termination of all or a portion of our business under our concessions

Since we have defaulted on our existing notes, some or all of our creditors may attempt to take legal action against us, including instituting a reorganization proceeding (Concurso Mercantil) in Mexico or filing an involuntary petition against us in the United States under the U.S. Bankruptcy Code. Further, we may choose to institute a non-prepackaged voluntary reorganization proceeding under U.S. or Mexican law. If any such proceedings were to be instituted, we could not predict the duration thereof or the ability of holders of existing notes to influence the outcome of such proceedings. We are not aware of any regulated company of our size that has successfully completed a restructuring under the new Mexican reorganization law since the current law was enacted in May of 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the existing notes, which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of a Mexican bankruptcy/liquidation (quiebra) case, our operating concessions and our agreements for use of the AT&T service mark which is critical to our business, may be subject to termination. We believe that any such adverse effects would be exacerbated if the reorganization proceeding were protracted, as the statutory provisions governing proceedings under the new Mexican reorganization law remain largely untested. Holders of existing notes may receive little or no meaningful recovery from a Mexican bankruptcy/liquidation (quiebra) case or a U.S. bankruptcy that is commenced without the filing of the U.S. prepackaged plan. It is difficult to predict whether holders of the existing notes would be subject to greater risks under the LCR than under the U.S. Bankruptcy Code.

Even if the minimum tender condition for the offers is not met, we may receive sufficient votes to accept the U.S. prepackaged plan, and holders of the existing notes who voted against or did not vote on the U.S. prepackaged plan may be bound by the terms of the U.S. prepackaged plan

Even if less than 90% of the aggregate outstanding principal amount of each series of the existing notes are tendered in the offers, we may receive sufficient votes to consummate the U.S. prepackaged plan. In order to consummate the U.S. prepackaged plan, we must receive affirmative votes to accept the U.S. prepackaged plan from at least two-thirds of the outstanding principal amount of existing notes that vote on the U.S. prepackaged plan and from a majority of the number of holders of existing notes that vote on the U.S. prepackaged plan. Therefore, if all of the holders of existing notes do not vote on the U.S. prepackaged plan, a relatively small number of the holders of existing notes may potentially bind all of the holders of existing notes to the U.S. prepackaged plan, since the vote required to approve the U.S. prepackaged plan is significantly less than the minimum tender condition of 90% in the offers and since the vote is based solely on the actual number of votes for or against the U.S. prepackaged plan and not the total principal amount of existing notes outstanding that are affected by the plan. We do not expect all of the holders of our existing notes to vote on the U.S. prepackaged plan. The U.S. prepackaged plan, if confirmed, will bind all holders of existing notes, regardless of whether or how they voted on the U.S. prepackaged plan or whether or not they participated in the offers.

Mexican reorganization laws may not be as favorable to you as U.S. insolvency and bankruptcy laws

The current Mexican reorganization law (Concurso Mercantil) is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the “LCR”, which provides for two different and separate proceedings: conciliation and bankruptcy/liquidation (quiebra). The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy/liquidation (quiebra) phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a prepackaged reorganization proceeding under U.S. laws. If we were to be declared subject to reorganization under the LCR, you would have to file a claim in Spanish against our estate in Federal District Court in Mexico. Upon the court’s recognition of you as a creditor of ours, your claim would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate. See “The Mexican Law of Commercial Reorganizations” for more information about the LCR.

As a result of proration, even if you tender all of your existing notes for cash, you may nevertheless receive a portion of your consideration as new notes and even if you tender all of your existing notes for the new notes option, you may nevertheless receive a portion of your consideration as cash

The total amount that we will pay under the cash payment option is $110 million and the maximum principal amount of new notes that we will issue under the new notes option is $392.2 million. Unless holders of exactly $200 million aggregate principal amount of the existing notes elect or are deemed to elect the cash payment option, either the new notes option or the cash payment option will be prorated. If holders of less than $200 million aggregate principal amount of the existing notes elect or are deemed to elect the cash payment option, then the new notes option will be prorated and those holders of our existing notes who elected to receive the new notes option will receive a portion of their consideration in cash. If more than $200 million aggregate principal amount of the existing notes elect or are deemed to elect the cash payment option, then the cash payment option will be prorated and those holders of our existing notes who elected to receive the cash payment option will receive a portion of their consideration in new notes. As a result, the consideration you receive in the offers is dependent upon the options the other holders of existing notes choose and the consideration you receive may be significantly different that what you elected. We will publicly announce the principal amounts of existing notes tendered for the new notes option and the cash payment option and the consequent proration, if any, on the day after the offer expiration date. For a description of how this proration mechanism would work under various scenarios, see “Offer and U.S. Prepackaged Plan Scenarios”.

Our telecommunications public network concession and wireless concessions are subject to possible revocation in the event of a Mexican bankruptcy/liquidation (quiebra) proceeding

We operate pursuant to a 30-year telecommunications public network concession by which we are able to provide local and long distance telephone services and five 20-year wireless concessions. If the offers are not successful or the U.S. prepackaged plan is not consummated and we are forced to liquidate under a Mexican bankruptcy/liquidation (quiebra) proceedings by a Mexican Court, the Mexican Federal Telecommunications Act provides that our concessions could terminate, which would prevent us from operating our telecommunications network. If we are unable to operate our network, we will not be able to generate any revenues.

Factors relating to the offers

If you do not exchange or tender your existing notes and the offers are consummated, your rights under the indenture governing your existing notes will be substantially diminished

If the offers are consummated and the proposed amendments to the indentures governing the existing notes become effective, existing notes not tendered pursuant to the offers will no longer be entitled to the benefit of virtually all of the restrictive covenants and certain events of default contained in the indentures currently governing the existing notes. The proposed amendments to the indentures would, among other things:

•	eliminate all of the covenants restricting us and our significant subsidiaries from incurring indebtedness, including secured indebtedness, making certain investments, granting loans, paying dividends, creating liens, entering into transactions with affiliates, undertaking certain mergers, consolidations or asset sales and creating restrictions on the ability of our subsidiaries to loan or dividend funds to us;

•	eliminate the obligation of the company to repurchase existing notes at the option of the holders in the event of a change of control or with the proceeds from certain asset sales;

•	eliminate events of default related to our non-compliance with such covenants, cross-acceleration, including provisions that would result in a default if there is a default or event of default with respect to the new notes and adverse judgments; and

•	significantly increase the percentage of the principal amount of the existing notes required to accelerate the existing notes if there is an event of default and eliminate the ability of the trustees to accelerate the existing notes if there is an event of default without the instruction of the existing noteholders.

The modification of the restrictive covenants would permit us, absent the existence of similar covenants under other indebtedness, such as the new notes, to take actions that could increase the credit risks, with respect to us, faced by the holders of the existing notes or that could otherwise be adverse to the interests of the holders of the existing notes. The modification of the change of control provision would eliminate our current obligation to repurchase your existing notes in the event that a change of control occurs. If a change of control occurs, the surviving entity may be less creditworthy than we are. The elimination of the events of default, the increase in the percentage of the principal amount of the existing notes required to accelerate the existing notes and the elimination of the trustees’ rights to accelerate the existing notes could limit or delay your ability to enforce your current rights under the indentures for the existing notes which could prejudice your rights under those indentures. This would apply to existing notes that remain outstanding after the offers, even if you do not consent to the proposed amendments.

If you do not tender your existing notes and the offers are consummated, there will be a smaller public trading market for your existing notes and the market price of your existing notes may decline further

The existing notes are currently traded in limited amounts primarily through the over-the-counter market. While the existing notes are listed on the Frankfurt Stock Exchange, the exchange has informed us that no existing notes have been traded on the exchange for several months. To the extent the offers are consummated, the trading and the liquidity of the market for existing notes are likely to be very limited since there will be a smaller principal amount of the existing notes outstanding. A debt security with a smaller outstanding principal amount available for trading, a smaller “float”, may command a significantly lower price than would a comparable debt security with a greater float. Therefore, following consummation of the offers, the market price for the existing notes may decline significantly. Furthermore, the price at which trading on the existing notes occurs could be extremely volatile. Additionally, we intend to delist the existing notes from the Frankfurt Stock Exchange which will further restrict liquidity. Following consummation of the offers, an active market in the existing notes may not exist and the untendered notes may trade at a lower price.

The United States federal income tax treatment of the exchange of the existing notes for new notes is uncertain

In the opinion of our U.S. tax counsel, the exchange of existing notes for new notes and cash, if any, will be treated as a taxable event for United States federal income tax purposes. Accordingly, you will be required to recognize taxable gain or loss, if any, if you are a United States holder. In addition, if the issue price of the new notes is less than their “stated redemption price at maturity” by more than a de minimis amount, the new notes will be treated as issued with original issue discount for United States federal income tax purposes. If the new notes are treated as issued with original issue discount, you will be required to include such amount in gross income under a constant yield method as ordinary income over the term of the new notes in advance of cash payments attributable to such income, regardless of whether you are a cash or accrual method taxpayer, and without regard to the timing or amount of any actual payments. You should read the sections “Material United States Federal Tax Considerations” for a more complete discussion of material United States federal income tax consequences of the offers. You should consult your own tax advisor concerning the United States federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other tax jurisdiction.

Persons not participating in the offers may be subject to material U.S. federal income tax consequences

Due to the absence of authority directly on point, our U.S. tax counsel is unable to express an opinion as to whether the amendments to the existing notes will result in a taxable event to holders who do not tender existing notes. Holders who do not tender existing notes may have a “deemed exchange” of their untendered existing notes for United States federal income tax purposes, which would be a taxable event and may have adverse tax consequences for such holders. See “The Proposed Amendments” and “Material United States Federal Tax Considerations” for a more detailed description of the proposed amendments and the tax consequences of not tendering existing notes.

We may purchase or repay any existing notes not tendered in the offers on terms that could be more favorable to holders of existing notes than the terms of these offers

We may, at any time, purchase existing notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these offers. We also reserve the right to repay any existing notes not tendered. Although we currently do not intend to do so, if we decide to repurchase or repay existing notes that are not tendered in the offers on terms that are more favorable than the terms of the offers, those holders who decided not to participate in the offers would be better off than those that participated in the offer. However, if a U.S. bankruptcy case or Concurso Mercantil were commenced, including for purposes of effectuating the U.S. prepackaged plan, we would have no further ability to repurchase any of the notes.

If we are unable to list the new notes on a nationally recognized U.S. securities exchange, we will not be able to consummate the offers

In order to comply with U.S. state and territory “blue sky” securities laws, it is a condition to our ability to consummate the offers that the new notes be listed on a nationally recognized U.S. securities exchange. In order to list the new notes on a nationally recognized U.S. securities exchange, the new notes must be rated at least  B- by a nationally recognized U.S. ratings agency. The New York Stock Exchange has approved our application subject to our receipt of a final rating of B- or better from a nationally recognized securities rating organization on the new notes. We have applied for a credit rating from Fitch Ratings Ltd. According to Fitch Ratings, a B-rating indicates that “significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.” Currently, our notes are rated Ca by Moody’s and D by Standard & Poor’s.

We may be unable to obtain a listing for the new notes if we do not receive a B- rating on the new notes. If the new notes are not listed on a nationally recognized U.S. securities exchange, we will not consummate the exchange offers. See “The Offers—State Securities Laws”. If the U.S. prepackaged plan is consummated, we will not apply to list the new notes on any U.S. securities exchange.

Factors relating to the U.S. prepackaged plan

The U.S. prepackaged plan may have a material adverse effect on our operations

The U.S. prepackaged plan solicitation or any subsequent commencement of a U.S. bankruptcy case could adversely affect the relationships between us and our customers, employees, contract parties and others. There is a risk, due to uncertainty about our future, that:

•	customers could seek alternative sources of service from our competitors;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	parties with whom we have contractual relationships could terminate their relationship with us or require financial assurances or enhanced performance.

In general, the “automatic stay” imposed as a result of the commencement of a U.S. bankruptcy case would prevent those persons or companies over which the U.S. bankruptcy court has jurisdiction from terminating their contracts with us after we have filed the U.S. bankruptcy case, although the automatic stay would not affect contracts which otherwise terminate according to their terms for reasons other than the bankruptcy filing itself. However, many of our customers are Mexican companies and may not have sufficient assets or presence in the U.S. for a U.S. bankruptcy court to enforce the automatic stay preventing our customers or third parties with whom we have contractual relationships from terminating their contracts with us.

Additionally, bankruptcy cases are often viewed much more negatively in Mexico than in the U.S., primarily because very few companies of a significant size have successfully emerged from a Mexican reorganization proceeding. During the pendency of the U.S. bankruptcy case and after the U.S. prepackaged plan is confirmed, there could be a negative perception associated with conducting business with us or purchasing our services. If we experience such a perception, it could adversely affect our ability to operate our business and to repay the new notes. These factors could also adversely affect our ability to reorganize successfully if the negative perceptions relating to the Chapter 11 filing materially affect our operational performance in an adverse way.

Even if the requisite number and amount of holders of existing notes vote to accept the U.S. prepackaged plan, the U.S bankruptcy case may not be commenced or the U.S. prepackaged plan may not become effective, or the U.S. bankruptcy case may be dismissed

If conditions to the offers are not met or waived by us, but the conditions to file a U.S bankruptcy case are met, the U.S bankruptcy case may not be commenced for many reasons including our decision not to file the U.S bankruptcy petition. Further, even if the U.S. bankruptcy petition is filed, the U.S. bankruptcy court may dismiss the case or otherwise decide to abstain from hearing the case on jurisdictional grounds. In addition, the confirmation and effectiveness of the U.S. prepackaged plan are subject to certain conditions and requirements that may not be satisfied, and the U.S. Bankruptcy Court may conclude that the requirements for confirmation and effectiveness of the U.S. prepackaged plan have not been satisfied. See “The U.S. Prepackaged Plan—Means for Implementing the U.S. prepackaged plan—Conditions to confirmation” and “The U.S. Prepackaged Plan—Means for implementing the U.S. prepackaged plan—Conditions to confirmation—Conditions to effective date of the U.S. prepackaged plan”.

Even if the requisite number and amount of holders of existing notes vote to accept the U.S. prepackaged plan and a U.S bankruptcy case is commenced, creditors who are not subject to the jurisdiction of a U.S. court may try to force us into a Concurso Mercantil

If we meet the conditions for an involuntary Concurso Mercantil, a creditor who is not a U.S. citizen and who does not have a significant presence or significant assets in the U.S. may attempt to force us into a Concurso Mercantil during a U.S bankruptcy case. Were that to occur, we may be unable to prevent a Mexican court from forcing us into in a Concurso Mercantil. We cannot predict the duration or outcome of a Concurso Mercantil or our or your ability to influence the outcome of such proceedings. See “—If the offers are not successful or the U.S. prepackaged plan is not consummated, we also face a substantial risk of a Mexican reorganization-related proceeding and the suspension or termination of all or a portion of our business under our concessions.”

After the consummation of the U.S. prepackaged plan, creditors who are not subject to the jurisdiction of a U.S. court and who do not participate in the U.S. bankruptcy case may attempt to bring a commercial action against us in a Mexican court for the full payment of principal and interest of their extinguished existing notes

The consummation of the U.S. prepackaged plan will extinguish all of our obligations and liabilities with regard to the existing notes. A holder of existing notes who is not, or whose assets are not, subject to the jurisdiction of a U.S. court and who does not participate in the U.S bankruptcy case may seek to bring a commercial action against us in a Mexican court for the full payment of principal and interest on their extinguished notes at any time. While we would vigorously contest any such action, our defenses may be unsuccessful, and we cannot predict the potential magnitude of our liability should any such action be successfully pursued. The existing notes are governed by New York law, and any court that applies New York law and gives effect to the consummated U.S. bankruptcy case should not enforce any of our obligations and liabilities with regard to the existing notes. However, as a result of Mexican public policy considerations, a Mexican court may choose not to apply New York law to give effect to the consummated U.S bankruptcy case, and therefore a Mexican court may not enforce our extinguished obligations and liabilities with regard to the existing notes. If this were to occur, we could be required to pay those holders who successfully bring an action against us in a Mexican court the accrued and unpaid interest on and principal amount of their extinguished existing notes. At this time we are unable to predict which holders of existing notes would not be subject to the jurisdiction of a U.S. court and who might not participate in the U.S. prepackaged plan, or the principal amount of existing notes held by such holders. Therefore, we cannot estimate this potential liability.

The U.S. Bankruptcy Court may conclude that the U.S. prepackaged plan does not meet the requirements for confirmation and may require modification to the U.S. prepackaged plan

It is possible that the U.S. prepackaged plan may not be confirmed by the U.S. Bankruptcy Court. See “The U.S. Prepackaged Plan—Confirmation of the U.S. prepackaged plan.” Section 1129 of the U.S. Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by the U.S. Bankruptcy Court that the plan is “feasible”, that all claims and interests have been classified in compliance with the provisions of section 1122 of the U.S. Bankruptcy Code, and that, under the plan, each holder of a claim or interest within each impaired class either accepts the plan or receives or retains cash or property of a value, as of the date the plan becomes effective, that is not less than the value such holder would receive or retain if the debtor were liquidated under Chapter 7 of the U.S. Bankruptcy Code. A U.S. Bankruptcy Court may conclude that the feasibility test and/or other requirements of section 1129 of the U.S. Bankruptcy Code have not been met with respect to the U.S. prepackaged plan and thus deny confirmation of the plan. If the U.S. prepackaged plan is filed, modifications to the plan may be required for confirmation, and such modifications may require a resolicitation of votes on the U.S. prepackaged plan. See “The U.S. Prepackaged Plan.”

The U.S. Bankruptcy Court may find the solicitation of acceptances inadequate

Usually, a U.S. plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a petition commencing a U.S bankruptcy case and after approval of a disclosure statement by the bankruptcy court that describes the plan which is submitted to creditors for a vote. Nevertheless, a debtor may solicit votes prior to the commencement of a U.S bankruptcy case in accordance with section 1126(b) of the U.S. Bankruptcy Code and Bankruptcy Rule 3018(b). Section 1126(b) of the U.S. Bankruptcy Code and Bankruptcy Rule 3018(b) require that:

•	the plan of reorganization be transmitted to substantially all creditors and other interest holders entitled to vote;

•	the time prescribed for voting is not unreasonably short; and

•	the solicitation of votes is in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of “adequate information”.

Section 1125(a)(1) of the U.S. Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical reasonable investor typical of holders of claims and interests to make an informed judgment about the plan. With regard to solicitation of votes prior to the commencement of a bankruptcy case, if the U.S. Bankruptcy Court concludes that the requirements of section 1126(b) or Bankruptcy Rule 3018(b) have not been met, then the U.S. Bankruptcy Court could deem such votes invalid, whereupon the U.S. prepackaged plan could not be confirmed without a resolicitation of votes to accept or reject the U.S. prepackaged plan. We cannot guarantee that the U.S. Bankruptcy Court will conclude that the requirements of section 1126(b) of the U.S. Bankruptcy Code and Bankruptcy Rule 3018 will be met.

The distribution of proceeds in the U.S. prepackaged plan will be delayed

If we file a U.S bankruptcy case and the U.S. prepackaged plan is confirmed, the date of the distributions to be made pursuant to the U.S. prepackaged plan will be delayed until after confirmation of the U.S. prepackaged plan by the U.S. Bankruptcy Court. We estimate that the process of obtaining confirmation of the U.S. prepackaged plan will last approximately 45 days from the date of the commencement of our U.S. bankruptcy case, although some prepackaged cases have been confirmed in less than 35 days, and this period could be significantly longer. The distribution will be delayed for a minimum of 10 days following the entry of an order confirming the plan to permit the appeals period to run and may be delayed for a substantially longer period. In addition, an appeal of the confirmation order could be filed, which could delay distributions significantly.

Our future operation and financial performance may vary materially from the financial projections

We have prepared the financial projections contained in this prospectus to satisfy the “feasibility test” of section 1129 of the U.S. Bankruptcy Code. See “The U.S. Prepackaged Plan—Confirmation of the U.S. prepackaged plan—Feasibility of the U.S. prepackaged plan”. These projections are based upon a number of assumptions and estimates, including that the restructuring will be implemented in accordance with its current terms. For example, while we assume in the projections that our market share in terms of lines will be an average of 5% from 2003 to 2007, which is our current market share, this may change as a result of numerous factors such as competition and our ability to successfully implement our marketing strategy. Similarly, we assume in the projections that total lines in service for the Mexican market will grow at an 8% compounded average rate from 2003 to 2007, starting with a 10% growth rate in 2003 and declining to 6% in 2007, and that projection may change as a result of developments in the telecommunications market and other factors such as GDP growth rates.

Financial projections are necessarily speculative in nature and one or more of the assumptions and estimates underlying these projections may prove not to be valid. The assumptions and estimates underlying these projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond our control. See “Risk Factors—Factors relating to Alestra.” For example, we have little or no control over either macroeconomic factors such as exchange rates, inflation rates, and GDP growth rates for the Mexican and global economies or interconnection costs such as access costs and resale costs. Accordingly, our financial condition and results of operations following the exchange offers and cash tender offers or the U.S. prepackaged plan may vary significantly from those set forth in the financial projections. Moreover, projecting financial results many years into the future is inherently difficult because all of the potential contingencies cannot be anticipated. Consequently, the financial projections should not be regarded as a representation by us, our advisors or any other person that the projections will be achieved. Holders are cautioned not to place undue reliance on the financial projections. See “Summary—Summary Consolidated Financial Information”.

The U.S. federal income tax treatment related to the distribution of cash and the new notes pursuant to the U.S. prepackaged bankruptcy is uncertain

If the terms of the exchange of existing notes for new notes pursuant to the U.S. prepackaged plan approved by the U.S. Bankruptcy Court are substantially identical to the terms of the offers, then, in the opinion of our U.S. tax counsel, the receipt of new notes and/or cash in the U.S. prepackaged plan will be treated as a taxable event for United States federal income tax purposes. Accordingly, you will be required to recognize taxable gain or loss, if any, if you are a United States holder. In addition, if the issue price of the new notes is less than their “stated redemption price at maturity” by more than a de minimis amount, the new notes will be treated as issued with original issue discount for United States federal income tax purposes. If the new notes are treated as issued with original issue discount, you will be required to include such amount in gross income under a constant yield method as ordinary income over the term of the new notes in advance of cash payments attributable to such income, regardless of whether you are a cash or accrual method taxpayer, and without regard to the timing or amount of any actual payments. However, if the terms of the exchange pursuant to the U.S. prepackaged plan approved by the U.S. Bankruptcy Court are not substantially identical to the terms of the offers, then the United

States federal income tax consequences may be different. You should consult your own tax advisor concerning the United States federal income tax consequences relating to the U.S. prepackaged plan scenario in light of your particular situation as well as any consequences arising under the laws of any other tax jurisdiction.

Factors relating to Alestra

We have a history of substantial losses and expect to incur future losses

We have not achieved profitability in any period since we were incorporated in 1995. We have incurred a net loss of Ps. 9,334.3 million in the period from our inception to June 30, 2003. We incurred a net loss of  Ps. 675.5 million during 2001, Ps. 1,426.3 million during 2002 and Ps. 342.5 million during the first six months of 2003. As a result of our high debt service burden, the economic slow-down in the United States and Mexico, lower international settlement payments received from foreign telephone carriers, lower domestic long distance rates resulting from competition from other domestic carriers and high customer attrition and churn rates, we anticipate that we will incur net losses for at least the next several quarters. We are uncertain as to when we will record net income, or if we will ever do so. Our delay or any failure to achieve positive operating cash flow would adversely impact our ability to pay interest on the new notes, service our other debt and fund operations.

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly thereby reducing our revenues and may continue to decline

We are heavily dependent on domestic and international long distance services which accounted for 78.4% of our revenues for the first six months of 2003, 79.3% of our revenues for 2002 and 85.1% of our revenues for 2001. Average prices for long distance calls in Mexico declined more than 70% in real terms from December 1996 to June 2003. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. Should our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect to continue to experience a drop in revenues as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

If the proportionate return system for calculating revenues for incoming international long distance calls is terminated, we expect the average price of our international long distance services to decline significantly thereby reducing our revenues

The potential expiration in 2004 of the proportionate return system for calculating and allocating traffic related to incoming international long distance calls is expected to increase competition in the international long distance market. We believe that our revenues from long distance services could decline further if the proportionate return system for calculating and allocating incoming international long distance minutes is terminated. Upon the dissolution of the proportionate return system, Mexican telecommunication providers will be able to compete freely on price for incoming international long distance traffic. As a result, we expect that the rates we will be able to charge foreign telecommunications providers for completing incoming international calls will decline substantially. We believe that this decline may begin to occur in the second half of 2003 or the beginning of 2004. While we currently terminate a significant portion of AT&T’s incoming long distance traffic, AT&T has no obligation to continue to terminate traffic through us and may choose a different Mexican telecommunications provider to terminate its traffic if another telecommunications provider offers AT&T a lower settlement rate or for any other reason. Unless we are able to obtain increased volumes of incoming traffic sufficient to compensate for the expected decline in per-minute rates, our revenues from long distance services will decline. In 2001, incoming international long distance traffic accounted for 17.5% of our revenues and in 2002, incoming international long distance traffic accounted for 33.1% of our revenues. For the first six months of 2003, incoming international long distance traffic accounted for 47.4% of our revenues.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the data and internet services market in Mexico

As a result of our decreasing revenues from long distance services and the uncertainty resulting from the possible expiration in 2004 of the proportionate return system for calculating and allocating revenues relating to incoming international long distance minutes, we have begun to refocus our resources and marketing efforts on capturing future growth in data and internet services in Mexico. The successful implementation of this strategy is critical to our ability to continue as a going concern. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological change;

•	the highly competitive nature of the data and internet services market;

•	the superior competitive position of some of our competitors including Telmex, the dominant provider of telecommunications services in Mexico, which has recently introduced residential digital subscriber lines, which we refer to as “DSL”, service and is better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico;

•	the difficulty in selling data services under term contracts to business customers who may be hesitant to commit their data traffic to us, when our long-term financial viability is in question; and

•	limited flexibility of the telecommunications regulatory framework to address technological change.

Competition in the data and internet services market may significantly increase if our competitors, including Telmex, Avantel S.A., and Telefónica, Data Mexico, S.A. de C.V. which provides its service under the name Terra, who may also be faced with decreasing margins from voice services, also shift their focus to data and internet services. If we are unsuccessful in implementing this strategy and are unable to obtain the benefits of higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under the new notes and the existing notes will be severely impaired.

We have substantial indebtedness and may need additional financing in order to service indebtedness and fund operations

As of June 30, 2003, we had consolidated indebtedness of approximately Ps. 6,134.8 million and a deficit in shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps. 175.2 million resulting in a negative debt to equity ratio of 35.0 to 1. As of June 30, 2003 our fixed charges were approximately Ps. 481.2 million. Even if the offers are consummated or the U.S. prepackaged plan is consummated, we will continue to be highly leveraged and will need to increase cash flow to meet our payment obligations under the new notes and any other additional indebtedness. Our high degree of leverage will place a significant burden on our ability to cover our substantial fixed charges.

Further, the level of our indebtedness has had and may continue to have important consequences. For example, it has:

•	limited cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limited our ability to roll-out products and technologies to the extent such roll-outs require increased expenditures;

•	increased our vulnerability to general adverse economic and industry conditions;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

•	limited, through covenants in our indebtedness, our ability to borrow additional funds; and

•	precluded discussions with respect to additional equity financing.

So long as we continue to be highly leveraged, we expect these limits to continue to adversely affect our ability to operate and expand in the Mexican telecommunications market. Even if the offers or the U.S. prepackaged plan is consummated, our business may not generate sufficient cash flow from operations, current anticipated revenues and operating performance may not be realized or future borrowings may not be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If actual results differ from our assumptions set forth in this prospectus and if we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to attempt to further restructure or refinance our indebtedness or seek additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our indebtedness and other factors, including market conditions, beyond our control.

We may be subject to dissolution at the request of third parties, which could result in our liquidation

Pursuant to the Mexican Ley General de Sociedades Mercantiles (the General Business Entities Act), an interested party, which may include creditors, competitors, equity holders, employees, customers or government entities, may file a claim for dissolution and force us to liquidate our business if our accumulated deficit exceeds two-thirds of our contributed capital. As of June 30, 2003, our accumulated deficit was 101.9% of our contributed capital, and as a result, we may therefore be subject to dissolution. Although we are not aware of any Mexican entity that has been subject to forced dissolution at the request of a third party pursuant to these provisions, an interested party may seek our dissolution in the future. See “—Factors relating to the offers and the U.S. prepackaged plan—Mexican reorganization laws may not be as favorable to you as U.S. bankruptcy and insolvency laws” for more information about the impact a Mexican bankruptcy would have on us.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our targeted markets and to maintain competitive prices. In addition, the development of our business is affected by factors which are outside of our control, including:

•	general economic conditions in Mexico, the United States and the rest of the world;

•	international long distance settlement rates;

•	the development and effects of Mexico’s telecommunications regulatory environment;

•	anti-competitive practices by Telmex;

•	the growth of the telecommunications market in Mexico;

•	the availability, quality and cost offered to customers of competing services; and

•	churn rates and customer attrition.

Our business is very capital-intensive and as a result of our financial condition we have been forced to curtail our capital expenditures significantly

Our business is capital-intensive and requires substantial ongoing expenditures for, among other things, the construction and maintenance of and improvements to our telecommunications network and the roll-out of new services and technologies. Due to our financial condition, in the past year we have had to reduce our capital expenditures and postpone the roll-out of new services. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volumes or service our existing customers as well as to implement our data services strategy, which requires more capital expenditures than we can afford to make at this time.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet services. We expect that new services and technologies applicable to our market will continue to emerge and cannot predict the effect of technological changes on our business. For example, we believe that the internet will represent an increasingly important medium for voice communication and may displace traditional long distance services which represent an important part of our business. It may not be practical or cost-effective, for us to replace or upgrade our installed technologies in response to competitors’ actions. Although we have installed what we consider technologically advanced fiber-optic long distance transmission systems, our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

•	adversely affect our competitive position;

•	render certain of our current businesses obsolete; or

•	require significant capital expenditures for which we may be unable to obtain additional financing.

Our customers may take actions that may reduce our revenues

If our customers believe that we may not be able to continue as a going concern or if they believe that our weakened financial condition will result in a lower quality of service, they may terminate or fail to renew their contracts to purchase telecommunications services from us. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating the services we provide them or which impose penalties on customers who terminate their services with us, it may be impractical or uneconomical to enforce these agreements in Mexican courts. Also, some of our residential customers may use technological advances that make it possible for them to use the services of a variety of competing long distance providers without the necessity of switching carriers through the established procedures. If any of these events occurs, our revenues will be reduced.

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of telecommunications markets in Mexico, including interconnection, which we depend on to service most of our customers. Telmex is well-capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions and the Ley Federal de Telecomunicaciones enacted in 1995 (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

Because we use Telmex’s networks to interconnect with the vast majority of our own customers, we are therefore dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local services, almost all of our customers also maintain an ongoing relationship with Telmex. We may not be able to obtain the services we require from Telmex at rates, and on terms and conditions, that permit us to offer services at rates that are both profitable and competitive, or even at the same quality or price that Telmex offers itself or its subsidiary enterprises. We have experienced difficulties in obtaining high-quality, reliable and reasonably priced services from Telmex.

We could be affected by the elimination of “by-pass” traffic

Pursuant to Comisión Federal de Telecomunicaciones (the Federal Telecommunication Commission), which we refer to as “Cofetel”, regulations, the only legal way to transport international long distance minutes into Mexico is via the international settlement rate system. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that “by-pass” the international settlement rate system, a practice deemed illegal by Cofetel. These entities transport international switched telephone traffic into Mexico, for example, over dedicated unswitched circuits and terminate those calls as domestic calls, thus avoiding the payment of settlement charges.

We comply with the telecommunications laws relating to long distance services but we do not confirm whether any of our high-volume customers are engaging in by-pass activity. However, a material portion of all of Mexico’s domestic long distance traffic may be derived from customers engaging in by-pass activity. Cofetel has announced its intention to actively pursue persons engaging in by-pass activity. If by-pass traffic were to be eliminated, our revenues from domestic long distance traffic could be negatively affected.

A decision by Cofetel disallowing “re-routing” of international long distance calls may materially reduce our future revenues

A large portion of our revenues from international long distance services are recognized on the basis of the “proportional return” regulations. According to these regulations, incoming international call attempts are divided for recognition among Mexican carriers in proportion to the outgoing international traffic originated by each of the Mexican carriers. A resolution issued by Cofetel on May 21, 2002 attempts to limit our ability to re-route calls to foreign countries originated outside Mexico through our system, which has allowed us to increase the number of outgoing minutes used to calculate our proportionate share of incoming international long distance calls. We have challenged the legality of the resolution on various grounds and the effect of the resolution on our business is uncertain at this time. In light of the Cofetel resolution, our pending legal challenge and uncertainty with respect to the potential retroactive application of the resolution, we currently do not intend to include the share of return traffic attributable to re-routed traffic in the calculation of our proportionate share of incoming international long distance calls for the current fiscal year. If this reduction is not offset by an increase in other international traffic, the exclusion of re-routed traffic from our proportionate share calculations could result in less incoming international traffic which could materially and adversely impact our revenues and financial results.

Furthermore, the resolution may result in retroactive application. As a result of this potential retroactive application, in June 2002, Telmex alleged in a letter to us that, based on its assumptions, we owed it $22.5 million, in connection with proportionate return adjustments, including re-routing adjustments. On January 24, 2003, we entered into an omnibus agreement with Telmex in which, among other things, we settled this alleged liability, we reaffirmed our interconnection rates for 2003, and we made adjustments to certain other payments we are obligated to make to Telmex.

We experience a high proportion of unpaid bills, which lowers our cash flow

We experience difficulties collecting accounts receivable from our subscribers. Some of our customers switch to other carriers without paying their bills to us, and since we do not provide local service to most of our residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. During 2001, we wrote off approximately Ps. 188.3 million in past-due trade receivables of which Ps. 157.6 million related to residential customers and Ps. 30.7 million related to business customers. In 2002, we did not write off any past-due trade receivables. In the six-month period ended June 30, 2003, we wrote off approximately Ps. 291.1 million in past-due trade receivables of which Ps. 87.4 million related to residential customers and Ps. 203.7 million related to business customers. At December 31, 2001 the allowance for doubtful accounts was Ps. 341.5 million, against outstanding receivables of Ps. 763.4 million. At December 31, 2002, our allowance for doubtful accounts was Ps. 488.1 million against outstanding receivables of Ps. 990.2 million. At June 30, 2003, our allowance for doubtful accounts was Ps. 214.6 million against outstanding receivables of Ps. 780.2 million. If the proportion of our customers who fail to pay their bills increases or if we continue to experience a high proportion of unpaid bills, our cash flows will be adversely affected.

Our results are negatively impacted by high levels of residential customer attrition

We have experienced a high rate of residential customer attrition, or “churn”, which increases our cost of operations and reduces our revenue. Our average churn rate for 2002 was 7.1%, which reflected a rate of 7.6% for our residential customers and 4.4% for our business customers. Our average churn rate for the first six months of 2003 was an annualized 2.5% which reflected an annualized rate of 2.5% for our residential customers and 3.0% for our business customers. Our customer attrition may be high in the future because:

•	we do not require our customers to sign long-term contracts; and

•	we choose to disconnect customers if they fail to pay their bills.

A high rate of customer attrition could adversely affect our competitive position, results from operations and our costs of obtaining new customers. The level of customer attrition may increase as a result of the solicitation for the U.S. prepackaged plan, the filing of a U.S. bankruptcy case, the commencement of a Concurso Mercantil or the announcement that we may pursue a U.S. prepackaged bankruptcy, because some customers may not want to receive services from a company that is contemplating a U.S. bankruptcy case or that has commenced a U.S. bankruptcy or a Concurso Mercantil.

Our telecommunications network infrastructure is the source of nearly all of our revenues

Our network is the source of nearly all our revenues. If our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and adversely impact our revenues. While, to date, we have not experienced any serious technical problems or damage, as a result of our liquidity crisis, we have lowered our capital expenditures for future upgrades, which could adversely impact the quality and reliability of our network.

Our equity holders, AT&T and Onexa, may have differing interests, and we may not be able to undertake important business actions if they do not agree

AT&T Telecom Mexico Inc. is the direct holder of AT&T Corp.’s equity interest in us. AT&T Mexico and Onexa currently are able to elect all our directors and are able to exercise control over our business, policies and affairs. Under our bylaws, actions approved by a majority of the board of directors must also be approved by at least one director elected by AT&T Mexico and one director elected by Onexa S.A. de C.V. In addition, under the joint venture agreement dated October 17, 1996, as amended, among AT&T, AT&T Mexico, Alfa, S.A. de C.V., BBVA Bancomer S.A., Onexa and ourselves, a number of actions we take are subject to approval by each of AT&T Mexico and Onexa.

The joint venture agreement also provides that if Alestra desires to offer new telecommunications services, our equity holders must agree whether and how we will provide the new telecommunications services. AT&T and Onexa are currently analyzing the feasibility of providing through Alestra global seamless data services to business customers in Mexico in alignment with AT&T’s strategy. Our equity holders may not agree that it is feasible for us to provide this service.

The failure of AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

We rely on the use of the AT&T service mark, and permission to use the service mark may be withdrawn

We currently use the AT&T registered service mark to market all of our services. If we were unable to use the AT&T service mark, our ability both to attract new customers and to retain existing customers would likely be materially impaired. Our use of this service mark is governed by a license agreement between us and AT&T which is terminable:

•	on the earlier of

•	the date on which AT&T Telecom ceases to be an equity holder of the company or

•	on October 16, 2004; provided, however, the license may be renewed for five (5) year terms upon mutual consent of the parties,

•	if AT&T ceases to directly or indirectly own at least 20% of us,

•	if AT&T ceases to own at least 50% of AT&T Mexico,

•	if we fail to pay the license fees under the service mark license agreement in some cases,

•	if our actions would adversely affect the reputation of the AT&T service mark, or

•	if we are subject to a reorganization proceeding other than a consensual reorganization based on the U.S. prepackaged plan, since AT&T has waived its ability to terminate the license agreement upon filing of the U.S. prepackaged plan.

If this agreement were terminated or not renewed upon expiration, or if we were to fail to meet the applicable operating or service quality standards, we might not be able to use the AT&T service mark. If we were unable to use the AT&T service mark, our operations would be materially adversely affected. Also, if the name AT&T were to suffer diminished marketing appeal, our ability both to attract new customers and retain existing customers could be materially impaired. We may not be able to continue to use the AT&T service mark in the future and the AT&T service mark may suffer diminished marketing appeal.

You probably will not be able to effect service of process in the United States upon our officers or our Mexican directors

We are a Mexican company and most of our directors, all of our officers, and nearly all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on our Mexican directors or our officers in the United States, and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or officers outside of Mexico. See “Service of Process and Enforcement of Civil Liabilities”.

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation, or “SCT”), and Cofetel. However, certain important aspects of the Federal Telecommunications Law could be revised by the Mexican Congress in 2003. Matters relating to interconnection services, dominant carrier regulation, number portability, local loop unbundling, international long distance service, the universal service fund, customer rights, regulator powers and the allocation of the spectrum may be the subject of such revisions, however, we cannot predict how the SCT or Cofetel will interpret and implement a new federal telecommunications law. We cannot at this time predict whether a new federal telecommunications law will be enacted or, if passed, its effects on our business. Such uncertainty could damage our business and subject us to additional legal liability or obligations.

Further, we are subject to and comply with Mexican tax law (including tax regulations, tax rules, administrative decisions, interpretations by the Mexican tax authorities of Mexican tax law and court rulings). Changes in Mexican tax law, the interpretation of Mexican law by the courts or the challenge by the Mexican authorities of our interpretation of Mexican law may negatively affect the price of our services and our business results.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Revenues from international long distance service reflect amounts earned from our customers and our proportion of settlement payments received from foreign carriers, as well as other special services. A portion of settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 30.1% of our total revenues in 2000, 17.5% in 2001, 33.1% in 2002, and 47.4% in the first six months of 2003. Settlement agreements govern our rates of payment to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and by the foreign carriers to us for the use of our facilities in interconnecting international calls billed abroad. Mexican rules for international long distance state that rates of payment under such agreements are negotiated with each foreign carrier by the dominant carrier in Mexico, currently Telmex. Since inbound international traffic has historically been more than twice the volume of international outbound traffic, net settlement amounts payable to us with respect to calls terminated by us have exceeded amounts payable by us to foreign carriers with respect to outbound calls terminated by foreign carriers. Additionally, under current agreements the per-minute amounts we receive with respect to inbound calls terminated by us are approximately 60% higher than the per-minute amounts payable by us to foreign carriers with respect to outbound calls, further increasing the net payments received by us. This may not occur in the future and any such change could adversely affect our results.

U.S. telecommunication providers and regulators are also seeking to reduce substantially the international settlement rates applicable to U.S.-originated international calls. Approximately 98% of our traffic exchanged with foreign carriers in the year 2002 was associated with traffic with the United States. Therefore such reduction would adversely affect our results.

Any such reduction in international settlement rates attributable to U.S.-originated international calls would result in a decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar- denominated revenues decrease and no compensation in volume is achieved, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of the Peso related to the dollar.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Foreign Investment Law), no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide fixed- line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexicans. These restrictions limit our ability to raise equity capital which could be used to implement our new business plan and grow our business. Although several proposals have been made to eliminate these restrictions, there is no indication that such regulatory revisions will occur in the near future.

Our telecommunications public network concession and wireless concessions are subject to revocation in several circumstances

The Mexican Federal Telecommunications Law provides that each of our concessions will terminate upon certain circumstances including:

•	our resignation;

•	its revocation; or

•	governmental taking.

If we are unable to operate our network, we will not be able to generate any revenues.

We are subject to different corporate disclosure and accounting standards than U.S. companies

Investors may not be able to obtain as much publicly-available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in a number of respects. Therefore, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company. See Note 20 to our audited financial statements and Note 3 to our unaudited interim consolidated financial statements which are a part of this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. The Mexican economy grew at a rate of 3.8% in 1999 and 6.9% in 2000, and our revenues from domestic long distance traffic grew at a rate of 25.6% in 1999 and 9.9% in 2000. The Mexican economy contracted at a rate of 0.3% in 2001 and grew only at an annual rate of 0.9% in 2002, and our revenues from domestic long distance traffic decreased at a rate of 3.6% in 2001 and 29.7% in 2002. The Mexican economy grew at an annualized rate of 1.2% in the six-month period ending June 30, 2003 and our revenues from domestic long distance traffic decreased at an annualized rate of 18.3% during that period.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. For example, net loss in 2002 as compared to 2001 increased Ps. 750.8 million as a result of the 12.8% currency devaluation of the Peso against the dollar that occurred in 2002 and generated an exchange loss of Ps. 776.7 million. Similarly, the 1.6% currency devaluation of the Peso against the dollar that occurred in the first six months of 2003 generated an exchange loss of Ps. 128.6 million and led to a net loss of Ps. 342.5 million for the first six months of 2003. All of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in Pesos. We also borrow on a short-term basis in dollars under our bank lines of credit and a portion of our trade payables is denominated in dollars.

The value of the Peso sharply declined in the 1990s compared to the dollar. The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Continued devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations and to make additional capital expenditures, including the existing notes and the new notes.

In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for us. We may in the future consider entering into such arrangements considering the then-relevant risks, costs and other factors.

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes and the new notes.

An increase in inflation may increase our operating costs but not our revenues

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for long distance and local service are either fixed by long-term contract, limited by the Mexican Telecommunications Law, or effectively limited by the competitive nature of the market in which Telmex, with dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation had led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices.

Political developments in Mexico may adversely affect us

The Mexican government has exercised and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and Mexican telecommunications industry could have a significant impact on us.

Although the government of Mexico has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. Since we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in voice communications services or the largely unregulated data and internet services market. This reversal would favor our principal competitor, Telmex. We do not have and do not intend to obtain political risk insurance.

Factors relating to the new notes

Payment of judgments against us on the existing notes or new notes would be in Pesos

In the event that proceedings are brought against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. As a result of the judgment conversion to Pesos, you may suffer a significant U.S. dollar shortfall if you obtain a judgment or a distribution in bankruptcy. You should be aware that no separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

If we were declared subject to reorganization under Mexican law, you may find it difficult to collect payment on the existing notes or the new notes

If we were subject to a reorganization proceeding (Concurso Mercantil) in a Mexican court, our obligations under the existing notes and the new notes:

•	would be converted into Pesos at the exchange rate prevailing at the time of a declaration of reorganization and from Pesos into UDIs inflation indexed units at the exchange rate prevailing at that time;

•	would be dependent upon the outcome of the reorganization proceeding and payment, if any, would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

•	would cease to accrue interest.

Mexican law and regulations may impair your ability to enforce in Mexico certain rights in connection with the existing notes and the new notes

Under Mexican law, as our creditors, your rights are limited in the following ways:

•	any obligation to pay interest on interest is currently not enforceable under Mexican law;

•	the existing notes or the new notes may not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not grant an immediate lien on our property;

•	service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

•	any judgments as a result of enforcement proceedings in Mexico would be payable in Pesos; and

•	payment of obligations under the existing notes or the new notes would depend on the outcome of a reorganization proceeding, which could be very lengthy.

Our indenture for the new notes restricts our ability to take certain actions

The indenture for the new notes imposes significant operating and financial restrictions. These restrictions affect, and in many respects significantly limit or prohibit, our ability and the ability of our restricted subsidiary to, among other things:

•	borrow money;

•	pay dividends on stock or repurchase stock;

•	make investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

If we do not comply with these restrictions, a default could occur even if we could at that time pay our debt. If there were a default, the noteholders could demand immediate payment of the debt. Should that occur, we might not be able to pay or refinance this debt on acceptable terms.

Our new notes may not have an active trading market

The new notes may not be widely distributed. While we intend to apply to list any new notes issued in the offers on the Luxembourg Stock Exchange and while The New York Stock Exchange has approved our application subject to our receipt of a final rating of B– or better from a nationally recognized securities rating organization on the new notes, a trading market for the new notes may not develop or be maintained and your new notes may be illiquid. Additionally, we are not obligated to maintain any listing of the new notes on the Luxembourg Stock Exchange or The New York Stock Exchange and any listing may be terminated in our sole discretion at any time. If an active market for the new notes does not develop or is interrupted, the market price and liquidity of the new notes may be adversely affected.

In the event of a change of control, we may not be able to finance a change of control offer

We will be required to repurchase all of the notes if a change of control occurs. A change of control will occur, subject to certain exceptions, if:

•	a person, other than our affiliates, owns more than 35% of our voting equity interests and our affiliates own, in the aggregate, a lesser percentage of our voting equity interests and do not have the ability to elect a majority of our board of directors;

•	a majority of the board of directors turns over in a two-year period;

•	AT&T ceases to be the beneficial owner of 24.5% or more, in the aggregate, of our voting equity interests; or

•	certain mergers or other combinations where our equity voting interest in the surviving company represents less than a majority of the total voting equity interest of the surviving company occur.

Should a change of control occur, we may not have sufficient funds at that time to make the required repurchase of the notes and as a result may default on our payment obligations.

QUESTIONS RELATING TO THE OFFER AND THE U.S. PREPACKAGED PLAN PROCEDURES

Q.	How do I tender my existing notes in the offers?

A.	Your existing notes may be tendered only by book-entry transfer using DTC’s ATOP system. See “The Exchange Offer and Consent Solicitation—How to Tender.”

If your existing notes are held by a broker, dealer, commercial bank, trust company or other nominee and you wish to tender them in the offers, you should promptly complete the Instruction Letter entitled “Instruction to Registered holder and/or Book-Entry Transfer Participant from Owner of Existing Notes” that you received with this prospectus and contact the custodian and instruct the custodian to tender on your behalf. We do not require you to complete the letter of transmittal, but your broker, dealer, commercial bank, trust company or other nominee may require you to do so for their own record keeping purposes.

Q.	How do I elect to receive the new notes option, the cash payment option or a combination of the new notes option and the cash payment option in the offers?

A.	If you are the beneficial holder of the existing notes, then you should complete the “Instruction to Registered Holder and/or Book-Entry Transfer Participant From Owner of Existing Notes” and check the relevant boxes and fill in the relevant information. If you wish to tender all or a portion of your existing notes in the exchange offers, then you should check the box in Item 2 and fill in the amount of existing notes you are tendering in the exchange offers. If you wish to tender all or a portion of your existing notes in the cash tender offers, then you should check the box in Item 3 and fill in the amount of notes you are tendering in the cash tender offers.

Q.	If I tendered my existing notes in the previous set of offers, what do I need to do to participate in the current offers or vote on the U.S. prepackaged plan?

A.	THIS PROSPECTUS INCLUDES NEW OFFERS AND A U.S. PREPACKAGED BANKRUPTCY PLAN SOLICITATION. Our last set of offers, which was made pursuant to a prospectus dated February 28, 2003, has been terminated and all tendered existing notes have been returned to their original holders. Even if you participated in our last set of offers, if you would like to participate in the new offers or vote on the U.S. prepackaged plan you must complete and mail the relevant transmittal documents and bankruptcy ballots enclosed with this prospectus.

Q.	What is a U.S. prepackaged bankruptcy plan?

A.	A U.S. bankruptcy plan is known as prepackaged when the terms of the plan are negotiated in advance and consented to in advance by each class of creditors whose consent is required. Using a U.S. prepackaged bankruptcy plan permits a debtor to move more rapidly through the plan approval process and out of the U.S. bankruptcy case because the solicitation of acceptances of the plan occurs prior to filing under Chapter 11 of the U.S. Bankruptcy Code.

Q.	How do I vote on the U.S. prepackaged plan?

A.	With the delivery of this prospectus, you have received a green ballot related solely to the U.S. prepackaged plan. Your ballot may have been signed or “prevalidated” by your nominee. On the ballot, you should complete Item 1 (if not already completed by your nominee), Item 2, Item 3, and Item 4 (if applicable) and return your ballot in the pre-addressed postage-paid envelope. If the envelope is addressed to your nominee, you should make sure your nominee receives your ballot in time to submit it before the solicitation expiration date of October 2, 2003.

Q.	If the prepackaged bankruptcy alternative is pursued and a U.S. bankruptcy case is commenced, how do I keep apprised of developments in the U.S. bankruptcy case and how can I be sure that my rights are being protected?

A.	All creditors, including holders of existing notes, can appear and be heard on any issue in the reorganization case. You have a right to receive all documents filed in the case if you so request. You are encouraged to speak to your own counsel regarding specific issues related to your claims.

Q.	If I choose to participate in the offers, must I also vote in favor of the prepackaged plan, or vice versa?

A.	No. Your decision to participate in the offers is entirely independent of your decision to vote for or against the U.S. prepackaged plan. You can choose to participate in the offers, but not vote on the plan or vote against it. Similarly, you can vote in favor of the U.S. prepackaged plan, but choose not to participate in the offers.

Q.	Will my election to receive the cash payment option or the new notes option or a combination of both as indicated in my response to the offers be carried over to the U.S. prepackaged plan alternative?

A.	No. Your election must be separately indicated in the offers, should you choose to participate, and in your vote for or against the U.S. prepackaged plan, even if your election is the same under both scenarios.

Q.	Can I choose not to vote for or against the U.S. prepackaged plan, or vote against the plan, and still make the election regarding the new notes option or the cash payment option?

A.	Yes. If you elect not to vote on the U.S. prepackaged plan, or to vote against it, you may still submit a ballot indicating your election regarding the cash payment option or the new notes option, which election would then be given effect in the event the plan was confirmed. Otherwise, you will be deemed to have accepted the cash payment option and will receive only cash for your existing notes, subject to the possibility of proration, if the plan is confirmed and consummated.

Q.	What happens if I fail to elect either the cash payment option or the new notes option for the U.S. prepackaged plan, whether because I do not submit a ballot in connection with the plan within the time period required or I do vote, but do not indicate my election regarding the cash option or the new notes option?

A.	If a U.S. bankruptcy case is commenced and the U.S. prepackaged plan is consummated, you will be deemed to have elected the cash payment option in connection with the claims arising from your existing notes. This is subject to the possibility, but not the assurance, that we or the Bankruptcy Court may fix a new deadline after the commencement of the U.S. bankruptcy case solely for purposes of allowing for you to make your desired election.

Q.	What votes are needed to approve the U.S. prepackaged plan?

A.	The U.S. prepackaged plan must be approved by holders of at least two-thirds in principal amount of the existing notes who vote on the U.S. prepackaged plan, and by a majority in number of those holders of the existing notes who vote on the U.S. prepackaged plan.

Q.	When will the offers and the U.S. prepackaged plan solicitations expire?

A.	The offers and the U.S. prepackaged plan solicitations will expire 30 business days from and including the date of this prospectus at 11:59 p.m., New York City time, on October 2, 2003, unless we extend the deadline at our sole discretion.

Q.	How will I be notified if the offers or the consent solicitations are extended?

A.	If we extend the offer expiration date or the solicitation expiration date, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled offer expiration date.

Q.	Will I have to pay any fees or commissions?

A.	If you are the record owner of your existing notes and you tender your existing notes in the offers or you vote in the U.S. prepackaged plan, you should not have to pay brokerage fees or similar expenses. If you own your existing notes through a broker or other nominee and your broker tenders or votes your existing notes on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q.	Until what time can I withdraw previously tendered existing notes, revoke the related consent or revoke my vote in the U.S. prepackaged plan, or change my election with regard to the cash payment option or the new notes option and what is the process?

A.	In the offers, you may not withdraw your existing notes or change your election with regard to the cash payment option or the new notes option once you have tendered them. You may revoke or modify your vote in the U.S. prepackaged plan any time prior to the commencement of the U.S. bankruptcy case. Once a U.S. bankruptcy case is commenced, your vote on the prepackaged plan and changes to your election to receive the cash payment option, the new notes option or a combination of both may only be revoked, changed or modified with the approval of the Bankruptcy Court. Your votes and elections in the U.S. prepackaged plan will be binding upon any subsequent owner, purchaser, transferee or holder of your existing notes.

Q.	If I tender my existing notes, how will I be notified that you have accepted my existing notes?

A.	Upon the terms and subject to the conditions of the offers, we will accept all existing notes validly tendered prior to the offer expiration date and not properly withdrawn. We will announce our acceptance of the existing notes by issuing a press release.

Q.	What is required for the proposed amendments to become operative?

A.	In order for the proposed amendments to the existing indentures to be adopted, holders of at least a majority in aggregate principal amount of each of the 2006 notes and the 2009 notes, as applicable, must consent to them. Moreover, the offers are subject to the terms and conditions set forth under “The Offers—Conditions to the Offers”.

Q.	How do I consent in the consent solicitations?

A.	The proper tender of your existing notes will constitute the giving of your consent with respect to all of your existing notes tendered.

Q.	What are the most significant conditions to the offers?

A.	The offers are conditioned upon, among other things:

•	at least 90% of the aggregate principal amount of each series of the existing notes being validly tendered prior to 11:59 p.m., New York City time, on the offer expiration date;

•	the listing of the new notes on a nationally recognized U.S. securities exchange;

•	the effectiveness of the consents; and

•	receipt of a capital contribution of $100 million in cash by the existing equity holders of Alestra and an additional $8.5 million payment to us by AT&T.

For a more detailed description of the conditions to the offers, see “The Offers—Conditions to the Offers.”

Q.	Who do I contact if I have questions about the offers or the U.S. prepackaged plan ?

A.	The information agent can help answer your questions. For further copies of this prospectus and other materials related to the offers and the U.S. prepackaged plan, and for questions regarding the procedures to be followed for tendering your notes or voting in the U.S. prepackaged plan, please contact D.F. King, the information agent, at the address and telephone number listed on the back cover of this prospectus.

Q.	When will the exchanges and any payments to be made under the offers take place?

A.	We will exchange the new notes for the existing notes and make cash payments in respect of the tendered existing notes three business days after the offer expiration date. We refer to this date as the “settlement date”.

Q.	When will the distribution of new notes and any payments to be made under the U.S. prepackaged plan take place?

A.	We will exchange the new notes for the existing ones and make cash payments in respect of the existing notes as soon as practicable after the conditions to the consummation of the plan are satisfied, including the condition that the order confirming the U.S. prepackaged plan becomes an order that is not able to be appealed.

HISTORY OF THE OFFERS

By early 2002, we began to experience significant financial difficulties due to the dramatic downturn in telecommunications demand and the factors described under “Summary—Our Liquidity Crisis”. As a result of these factors, during the first quarter of 2002, we began to re-evaluate the sufficiency of our cash flows with respect to our capital expenditures, working capital needs and our first cash interest payment on the existing notes that would need to be made from operating cash flows due on November 15, 2002.

While undertaking this evaluation, we began to implement a number of short-term measures to promote additional cost savings. These measures included reducing our cost structure and reducing and focusing our capital expenditures on businesses that we believed would offer more attractive margins and a short-to-medium term return.

Our management also re-focused our business strategy in order to capture growth in the data and internet services sector, while reducing our spending on customer acquisition and maintenance in the residential long distance sector. In addition to these operational measures, we began to investigate the feasibility of implementing a number of financial measures that would result in a rationalization of our capital structure to match our level of cash flow from operations. We considered four alternatives to deal with our liquidity crisis:

•	obtaining new third-party debt;

•	an additional equity contribution from our equity holders;

•	a reorganization under Mexican law; and

•	a consensual restructuring.

The possibility of pursuing a sale of the company was not considered to be viable given the generally depressed state of the telecommunications industry and because such a sale would lead to a termination of our various relationships with AT&T. Without those relationships, the values we could expect to receive for our business would be prohibitively low.

Third-party debt option

In early 2002, we began discussions with the lender of our existing working capital facility, BNP Paribas, with respect to an extension or renewal of that facility and a potential increase in the size of such facility. We were unable to obtain a new or renewed facility from BNP Paribas, although we were able to negotiate a modified amortization schedule which replaced the single payment of the entire $25 million loan balance with a schedule of principal payments that resulted in final retirement of the entire principal balance by the end of October 2002.

In August 2002, we began to pursue discussions with a number of third party lenders to secure a working capital facility to improve our liquidity position and to fund short-term capital obligations. These discussions resulted either in expressions of no interest on the part of some potential lenders, and in the case of other lenders, in preliminary indications of terms that were deemed not practical by us or acceptable by our equity holders, due to the nature of commitments. Additionally, the amounts the third party lenders would provide, if any, would only have met our short term liquidity needs and would not have resolved our long-term imbalance between our debt service obligations and our projected revenue streams.

Since 2001, as a result of our financial condition and the prolonged downturn in the telecommunications industry, we have been unable to access the capital and credit markets.

Equity holder contribution option

Our equity holders considered making an additional equity contribution to us even though they were not obligated to do so. However, any equity holder contribution without a restructuring of the existing notes would not have resolved our long-term imbalance between our debt service obligations and our projected revenue streams.

Mexican reorganization option

We also considered voluntary Mexican reorganization proceedings. Due to the considerable delay and uncertainty in a Mexican reorganization proceeding, we decided not to pursue this option.

Out-of-court consensual reorganization

The first set of offers

In May 2002, our board of directors retained Morgan Stanley & Co. Incorporated as our financial advisor to assist us in evaluating recapitalization alternatives that would reduce our debt and strengthen our balance sheet. After exploring various options, the board of directors concluded that in order to continue as a going concern and to implement our business plan, we would have to emerge from a restructuring with significantly less debt. Throughout this period, we consulted with Milbank, Tweed, Hadley & McCloy LLP, our outside counsel.

Commencing in August 2002, we began preparation of a prospectus and consent solicitation for the purposes of consummating out-of-court cash tender offers and exchange offers. On September 23, 2002, we filed a Form F-4 Registration Statement with the U.S. Securities and Exchange Commission. From October 2002 until February 2003, we responded to comments from the SEC and pursued authorization for the new notes from the relevant state securities regulators in the 50 U.S. states, Puerto Rico, the District of Columbia and Guam, as well as a listing for the new notes on The New York Stock Exchange.

On November 15, 2002, we announced that we would not make the $37.2 million interest payment due on the existing notes and did not make that payment.

On February 13, 2003, we launched our first set of offers, which had as their principal objectives the reduction of our interest payments and the extension of the maturity dates of the existing notes. Our first set of offers included exchange offers and cash tender offers. The first set of offers also included consent solicitations. The consent solicitations, which were similar to the ones proposed in the current set of offers, would have eliminated substantially all of the covenants and events of default contained in the indentures governing the existing notes and increased the percentage of the principal amount required to accelerate the existing notes. Our equity holders agreed to finance our first set of offers by a capital contribution in the amount of $80 million to be provided 51% by Onexa and 49% by AT&T.

According to the terms of the first set of offers, for each $1,000 principal amount of our 2006 notes, we offered (i) $970 principal amount of new senior step-up notes due May 15, 2008, and an early consent payment of $30 principal amount of those new notes, or (ii) a cash payment of $400 and an early consent payment of $30. The senior step-up notes due May 2008 would have paid cash interest of 5.0% until May 15, 2006 and 7.0% thereafter. Similarly, for each $1,000 principal amount of our outstanding 2009 notes, we offered (i) $970 principal amount of new senior step-up notes due February 15, 2011, and an early consent payment of $30 principal amount of those new notes, or (ii) a cash payment of $400 and a cash tender offer early consent payment of $30. The senior step-up notes due February 15, 2011 would have paid cash interest of 5.0% until August 15, 2006 and 8.0% thereafter. Noteholders of the existing notes were able to elect the applicable exchange offer, the applicable cash tender offer, or both.

It was a condition to the first set of offers that at least 95% of the existing notes participate in the offers and that at least $150 million aggregate principal amount of the existing notes were tendered in the cash tender offers. The offers were extended by us several times and were terminated on June 20, 2003. At that time, approximately $144 million principal amount, or 53%, of our 2006 Notes and approximately $95 million principal amount, or 32%, of our 2009 Notes had tendered in the offers and not withdrawn.

During the pendency of the first set of offers, we were contacted by a group of noteholders and representatives of noteholders consisting of UBS Warburg, Fintech Advisory, W.R. Huff & Company, and Gramercy Partners. We, together with representatives from our equity holders and Morgan Stanley, met with those parties on several occasions from March 11, 2003 to April 23, 2003. In these initial discussions, those parties advised us that they would not support or participate in the first set of offers and instead requested a series of meetings with management to further evaluate our business plans and financial model. We agreed to allow UBS Warburg, Fintech Advisory, and W.R. Huff & Company access to additional corporate and financial information and they agreed to sign confidentiality agreements. After the initial meeting, Gramercy indicated that it would not participate in further discussions with us.

Representatives of UBS Warburg, Fintech Advisory and W.R. Huff & Company conducted due diligence on our company, including meeting with our executive officers in Monterrey, Mexico on April 2 and April 3, 2003. During those meetings, those parties were provided with presentations on Alestra’s recent business developments, key initiatives, and developments in the Mexican telecommunications industry environment. They were also provided with a detailed financial model of our business, including our management’s business projections. As a follow-up to these due diligence sessions, certain of those parties had a number of telephone and face-to-face discussions with Morgan Stanley to clarify certain items of our business plans and our proposed restructuring.

Following a meeting on April 23, 2003, W.R. Huff & Company chose to remove itself from further discussions. We, together with representatives of our equity holders, continued to meet with UBS Warburg and Fintech Advisory until June 17, 2003. During this period, we also had informal discussions with a number of other noteholders who we believe may have significant holdings of the existing notes, including an affiliate of Banco Inbursa, Finamex International, a New York broker-dealer, and UBS Global Asset Management. Also during this period, one holder representing a small principal amount of existing notes brought a commercial legal action against us in Mexico for payment of principal and interest on the holder’s existing notes. We are vigorously contesting the suit. We have had correspondence with one institutional U.S. holder who has threatened litigation against us in either the U.S. or Mexico.

On May 21, 2003, we announced that we had not made the $37.2 million interest payment due on the existing notes on May 15, 2003.

In subsequent meetings and conference calls, we had extensive discussions with UBS Warburg and Fintech Advisory regarding the terms of our proposed offers. On June 4, 2003, representatives of our equity holders met with UBS Warburg and Fintech Advisory to continue with the negotiations regarding the terms of our offers. During this meeting, we believed that a verbal agreement was reached in principle on many of the terms embodied in this prospectus. Subsequently, we were unable to reach agreement on all the final terms and we decided to proceed with the offers as described in this prospectus. Although they are not obligated to do so, UBS Warburg Fintech Advisory and affiliates of Banco Inbursa have expressed to us that they intend to tender, or recommend to their clients that they tender, their existing notes in the offers.

OFFER AND U.S. PREPACKAGED PLAN SCENARIOS

For your convenience, we have provided three hypothetical scenarios below that illustrate the distributions that will be made to holders of existing notes in the offers or pursuant to the U.S. prepackaged plan, assuming different levels of participation of, and elections made by, holders of existing notes. These scenarios represent only possible outcomes of the offers and the U.S. prepackaged plan based on the assumptions specified below, and actual outcomes will differ, perhaps significantly, if the assumptions in the scenarios differ from the actual participation of, and elections made by, the holders of existing notes in the offers, or the elections made by such holders in the U.S. prepackaged plan scenario.

The Offers

The following three scenarios assume that 90% of the holders of our existing notes participate in the offers.

Scenario 1—Exchange Offer Only:

You choose to tender $100,000 principal amount of your existing notes for the new notes option only:

Assumptions:

$100 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be proration of the new notes option.	You will receive $13,317 in cash and $80,000 principal amount of the new notes.

$200 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be no proration of the cash payment option or the new notes option.	You will receive $106,000 principal amount of the new notes.

$300 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be proration of the cash payment option.	You will receive $106,000 principal amount of the new notes.

Scenario 2—Cash Tender Offer Only:

You choose to tender $100,000 principal amount of your existing notes for the cash payment option only:

Assumptions:

$100 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be proration of the new notes option.	You will receive $55,000 in cash.

$200 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be no proration of the cash payment option or the new notes option.	You will receive $55,000 in cash.

$300 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be proration of the cash payment option.	You will receive $36,666 in cash and $35,000 principal amount of the new notes.

Scenario 3—Combination of Exchange Offer and Cash Tender Offer:

You choose to tender $100,000 principal amount of your existing notes as follows: $50,000 for the cash payment option and $50,000 for the new notes option:

Assumptions:

$100 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be proration of the new notes option.	You will receive $34,158 in cash and $40,000 principal amount of the new notes.

$200 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be no proration of the cash payment option or the new notes option.	You will receive $27,500 in cash and $53,000 principal amount of the new notes.

$300 million aggregate principal amount of the holders of the existing notes elect to receive the cash payment option; therefore, there will be proration of the cash payment option.	You will receive $18,333 in cash and $71,000 principal amount of the new notes.

The U.S. Prepackaged Plan

Since the U.S. prepackaged plan is binding upon all holders of existing notes if it is confirmed by a U.S. bankruptcy court and becomes effective, the following three scenarios assume all of the existing notes have been extinguished.

Scenario 1—New Notes Option Only:

You choose to tender $100,000 principal amount of your existing notes for the new notes option only:

Assumptions:

$100 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be proration of the new notes option.	You will receive $11,702 in cash and $83,000 in cash principal amount of the new notes.

$200 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be no proration of the cash payment option or the new notes option.	You will receive $106,000 principal amount of the new notes.

$300 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be proration of the cash payment option.	You will receive $106,000 principal amount of the new notes.

Scenario 2—Cash Payment Option Only:

You choose to tender $100,000 principal amount of your existing notes for the cash payment option only:

Assumptions:

$100 million aggregate principal amount of the holders of the existing notes elect to receive the new notes option; therefore, there will be proration of the new notes option.	You will receive $55,000 in cash.

$200 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be no proration of the cash payment option or the new notes option.	You will receive $55,000 in cash.

$300 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be proration of the cash payment option.	You will receive $36,666 in cash and $35,000 principal amount of the new notes.

Scenario 3—Combination of the New Notes Option and the Cash Payment Option:

You choose to tender $100,000 principal amount of your existing notes as follows: $50,000 for the cash payment option and $50,000 for the new notes option:

Assumptions:

$100 million aggregate principal amount of the holders of the existing notes elect to receive the new notes option; therefore, there will be proration of the new notes option.	You will receive $33,351 in cash and $42,000 principal amount of the new notes.

$200 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be no proration of the cash payment option or the new notes option.	You will receive $27,500 in cash and $53,000 principal amount of the new notes.

$300 million aggregate principal amount of the holders of the existing notes elect or are deemed to elect to receive the cash payment option; therefore, there will be proration of the cash payment option.	You will receive $18,333 in cash and $71,000 principal amount of the new notes.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates forward-looking statements. These include financial projections included in our feasibility analysis described under “The U.S. Prepackaged Plan—Confirmation of the U.S. prepackaged plan—Feasibility of the U.S. prepackaged plan—Unaudited projected consolidated financial information”, the liquidation analysis also included in our feasibility analysis described under “The U.S. Prepackaged Plan—Liquidation Analysis”, and other statements and projections with respect to Alestra’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning Alestra and the economy and telecommunications industry in Mexico.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in long distance, data and internet and local services;

•	our ability to service our debt and successfully consummate the restructuring described in this prospectus;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses;

•	changes in the policies of central banks and/or foreign governments; and

•	the value of our assets in a potential liquidation, including trade receivables, amounts due from affiliates, prepaid expenses, real estate and equipment, our telephone network and deferred charges.

Other matters set forth in this prospectus may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

THE OFFERS

Except as indicated, the discussion in this section pertains only to the offers and not to the U.S. prepackaged plan.

General

The exchange offers and cash tender offers expire 30 business days from and including the date of this prospectus at 11:59 p.m., New York City time, on October 2, 2003, unless extended by us.

The new notes will be issued and the cash payments for the existing notes will be made on the settlement date (the third business day following the offer expiration date, or as soon as practicable thereafter).

All payments required to be made in connection with the offers shall be made free of any withholding taxes or deductions.

Existing notes may be tendered and will be accepted for exchange only in denominations of $1,000 principal amount and integral multiples thereof. The exchange agent will act as agent for the tendering holders of existing notes for the purposes of receiving any cash payments and/or new notes from us.

We may, at any time, purchase existing notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these offers. We also reserve the right to repay any existing notes not tendered. However, if the restructuring is consummated through the U.S. prepackaged plan, we may not purchase or repay existing notes once we have filed the U.S. prepackaged plan.

We reserve the right to amend the offers in our sole discretion. If the offers are amended in a manner that we determine constitutes a material change, we will extend the offers for a period of at least five business days following notice of a material change to the offers and at least ten business days following notice of a change in the consideration offered for the existing notes or a change in the percentage of existing notes sought.

As of the date of this prospectus, $270.0 million aggregate principal amount of the 2006 notes and $300.0 million aggregate principal amount of 2009 notes are outstanding.

You should carefully review the information included under “Risk Factors”. You should understand that an investment in the new notes involves a high degree of risk, including the significant possibility of loss of a significant portion of your investment in the new notes. Also, if you do not participate in the offers and they are successful, you are likely to be affected adversely.

The Consent Solicitations

Concurrently with the offers, we are soliciting consents to the proposed amendments to the indentures governing the existing notes from holders of existing notes to whom we are making the offers. Holders of existing notes of each series may give their consent to the proposed amendments applicable to that series only by tendering their existing notes in the offers and will be deemed to have given their consent by so tendering.

Required Consents

Consents must be received from holders of a majority in aggregate outstanding principal amount of each series of existing notes to amend the indenture governing that series of existing notes in the manner contemplated by the proposed amendments. It is a condition of the exchange offers and the cash tender offers, any of which we may choose to waive in our discretion, that as of the offer expiration date we receive valid and unrevoked tenders and consents representing at least 90% in aggregate outstanding principal amount of each series of the existing notes pursuant to the offers and that the new notes are listed on a nationally recognized U.S. securities exchange. If the required consents are received with respect to existing notes and the offers are consummated, we and the trustee will execute supplemental indentures to the indentures setting forth the proposed amendments in respect of each series, and the related indenture, as so supplemented, will become operative immediately after the settlement date. Each non-exchanging holder of that series of existing notes will be bound by the applicable supplemental indenture, even if the holder did not give its consent. Each of the indentures, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become operative. If the offers are terminated or withdrawn, the proposed amendments will not become operative. See “The Proposed Amendments”.

Withdrawal of Consents

Consents may not be revoked. See “—Withdrawal Rights”.

Conditions to the Offers

Notwithstanding any other provisions of the offers, or any extension of the offers, we will not be required to make any cash payments or issue new notes pursuant to the offers, and we may terminate any of the offers or, at our option, modify, extend or otherwise amend any of the offers at any time prior to or concurrently with the offer expiration date if any of the following conditions have not been satisfied or waived:

(1)  we shall have received valid tenders representing at least 90% in aggregate outstanding principal amount of each series of the existing notes pursuant to the offers;

(2) the new notes are listed on a nationally recognized U.S. securities exchange;

(3)  due consents, authorization and approvals from all governmental and regulatory authorities shall have been received in respect of the offers, the issuance of the new notes, and the making of the cash payments, and such consents, authorizations and approvals shall remain in full force and effect, without the imposition of any condition that, in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the offers or the exchange of cash and/or new notes for existing notes under the offers;

(4)  no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the offers, the exchange of cash and/or new notes for existing notes under the offers, by or before any court or governmental regulatory or administrative agency, authority or tribunal, that either:

(a)  challenges the making of the offers, the exchange of cash and/or new notes for existing notes under the offers, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of or might otherwise adversely affect in any material manner, the offers, or the exchange of cash and/or new notes for existing notes under the offers; or

(b)  in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the offers or the exchange of cash and/or new notes for existing notes under the offers;

(5)  there shall not have occurred (a) any general suspension of or limitation on trading in securities in Mexico, the United States or other financial markets, including the over-the-counter market (whether or not mandatory), (b) any material adverse change in our business, financial conditions, results of operations or prospects or in the price of the existing notes, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium in Mexico, the United States or other major financial markets (whether or not mandatory), (e) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to Mexico or the United States, (f) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions, (g) any material adverse change in political or economic conditions in Mexico or in securities or financial markets in Mexico, the United States or other international securities or financial markets generally, (h) a material change in the Mexican or U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor or (i) in the case of any of the foregoing existing at the time of the commencement of the exchange offers and the cash tender offers, a material acceleration or worsening thereof;

(6)  the trustees with respect to the existing notes shall not have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of, the offers, the exchange of cash and/or new notes for existing notes under the offers, nor shall the trustees have taken any action that challenges the validity or effectiveness of the procedures used by us in making the offers or the exchange of the existing notes under the offers;

(7)  the Comisión Nacional Bancaria y de Valores of Mexico (National Banking and Securities Commission) shall have approved the registration of the new notes in the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities);

(8) We shall have received a capital contribution of at least $100 million from our equity holders and an additional $8.5 million payment by AT&T; and

(9) with regard to the exchange offer and cash tender offer for the 2006 notes, all of the conditions precedent listed above have been satisfied as to the exchange offer and cash tender offer for the 2009 notes; and with regard to the exchange offer and cash tender offer for the 2009 notes, all of the conditions precedent listed above have been satisfied as to the exchange offer and cash tender offer for the 2006 notes.

The foregoing conditions are for our sole benefit and may be waived by us in whole or in part, and with respect to any or all of the existing notes, in our reasonable discretion. Any determination made by us concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

Expiration Date; Extensions; Amendments; Termination

The offer expiration date will be 30 business days from and including the date of this prospectus at 11:59 p.m., New York City time, on October 2, 2003, subject to our right to extend the offer expiration date in our sole discretion.

With respect to the existing notes, we may, at any time before or concurrently with the offer expiration date:

(1)  terminate the offers, if the conditions to the offers have not been satisfied on the offer expiration date;

(2)  modify, extend or otherwise amend any of the offers and retain all tendered existing notes until the offer expiration date, as extended; or

(3)  waive the unsatisfied conditions with respect to the offers and accept all existing notes tendered.

We reserve the right to terminate or amend the offers at any time prior to the offer expiration date.

We will give oral (promptly confirmed in writing) or written notice of such delay, termination, extension or amendment to the exchange agent and the existing noteholders. If the offers are amended in a manner that we determine constitutes a material change, we will extend the offers for a period of at least five business days following notice of a material change to the offers and at least ten business days following notice of a change in the consideration offered for the existing notes or a change in the percentage of existing notes sought. Any change in the consideration offered to holders of existing notes pursuant to the offers will be paid to all holders whose existing notes have previously been tendered. We will exercise our right to extend, terminate or amend the offers solely at our own discretion.

We will announce any extension, amendment or termination of the offers by 9:00 a.m., New York City time, on the business day following such action through a press release or such other means of announcement as we deem appropriate. Without limiting the manner in which we may choose to make such announcements, a press release given to the Dow Jones News Service, with a copy to the existing notes trustee, DTC, Euroclear and Clearstream, Luxembourg will, in all cases, be deemed sufficient means of announcement.

Effect of Tender

Any tender by an existing noteholder (and our subsequent acceptance of such tender) of any existing notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the offers described herein and in the letter of transmittal. The acceptance of the offers by a tendering holder of existing notes will constitute the agreement by that holder to deliver good and marketable title to the tendered existing notes, free and clear of any and all liens, restrictions, charges, adverse claims, pledges, security interests, encumbrances or rights of any kind of third parties. We reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular existing notes, whether or not waived in the case of other existing notes.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Existing Notes

By tendering your existing notes in the offers, you will be deemed, among other things, to:

(1)  irrevocably sell, assign and transfer to or upon our order or the order of our nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of such holder’s status as a holder of, all existing notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the existing notes arising under, from or in connection with such existing notes;

(2)  acknowledge that, pursuant to the offers, you are not receiving accrued and unpaid interest on your tendered existing notes and agree that on the settlement date, solely with regard to your tendered existing notes, the interest payments on the existing notes that were scheduled to be made on November 15, 2002 and May 15, 2003 were never due and payable for the purposes of Mexican law;

(3)  waive any and all rights with respect to the existing notes tendered thereby (including, without limitation, any existing, past or continuing defaults and their consequences in respect of such existing notes); and

(4)  release and discharge us and the trustee from any and all claims such holder may have, now or in the future, arising out of or related to the existing notes tendered thereby, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the existing notes tendered thereby (other than as expressly provided in this prospectus and the letter of transmittal) or to participate in any redemption or defeasance of the existing notes tendered thereby.

In addition, such holder of existing notes, or the beneficial owner of such existing notes on behalf of which the holder has tendered, will be deemed to acknowledge, represent, warrant and agree that:

(1)  it has received this prospectus;

(2)  it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more such beneficial owners of, the existing notes tendered thereby and it has full power and authority to make the representations, warranties and agreements made thereby, and has full power and authority to cash tender, sell, assign and transfer the existing notes tendered thereby;

(3)  the existing notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that we will acquire good, indefeasible and unencumbered title to such existing notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4)  it will not sell, pledge, hypothecate or otherwise encumber or transfer any existing notes tendered thereby from the date of tendering the existing notes and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)  in evaluating the offers and in making its decision whether to participate in the offers and tender its existing notes, such holder has made its own independent appraisal of the matters referred to herein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to such holder by us, the information agent, the exchange agent or the dealer manager other than those contained in this prospectus (as supplemented to the offer expiration date);

(6)  the tendering of the existing notes shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in this prospectus;

(7)  the tendering of the existing notes, subject to the terms and conditions of the exchange offers and the cash tender offers generally, constitute the irrevocable appointment of the exchange agent as its attorney and agent, and an irrevocable instruction to such attorney and agent to complete and execute all or any form(s) of transfer and other document(s) deemed necessary in the opinion of such attorney and agent in relation to the existing notes tendered thereby in favor of us or such other person or persons as we may direct and to deliver such form(s) of transfer and other document(s) in the attorney’s and agent’s opinion and other document(s) of title relating to such existing notes’ registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the offers, as applicable, and to vest in us or our nominees such existing notes;

(8)  the terms and conditions of the offers, as applicable, shall be deemed to be incorporated in, and form a part of, the letter of transmittal, as applicable, which shall be read and construed accordingly; and

(9)  we and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its participation in the offers or its acquisition of the new notes are no longer accurate, it will promptly notify us.

The representations and warranties and agreements of a holder tendering existing notes shall be deemed to be repeated and reconfirmed on and as of the offer expiration date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any existing notes shall mean any holder that exercises sole investment discretion with respect to such existing notes.

Acceptance of the Existing Notes for Exchange; Delivery of our New Notes

Upon satisfaction or waiver of all of the conditions to the offers, all existing notes properly tendered will be accepted and the applicable cash payments will be made and/or new notes will be issued on the settlement date. For purposes of the offers, existing notes shall be deemed to have been accepted as validly tendered for exchange if and when we have given written notice to the exchange agent.

In all cases, payments of cash and/or issuance of new notes for existing notes that are accepted pursuant to the offers will be made only after timely receipt by the exchange agent of:

•	an agent’s message and a timely book-entry confirmation of a book-entry transfer of the existing notes to the exchange agent’s account at the book-entry transfer facility; and

•	all other required documents.

If any tendered existing notes are not accepted for any reason, the unaccepted or nonexchanged existing notes will be credited to an account maintained with the book-entry transfer facility on behalf of the holder promptly after the expiration or termination of the offers.

Proration

The total aggregate amount of cash we will pay in the offers pursuant to the cash payment option is $110 million and the maximum principal amount of new notes that we will issue under the new notes option is $392.2 million. Unless exactly $200 million aggregate principal amount of the existing notes are tendered for the cash payment option, either the new notes option or the cash payment option will be prorated. If less than $200 million aggregate principal amount of the existing notes are tendered for the cash payment option, then the new notes option will be prorated and those holders of our existing notes who elected to receive the new notes option will receive a portion of their consideration in cash. In this scenario, those holders who elected to receive the cash payment option will receive exactly what they elected, all of their consideration in cash. If more than $200 million aggregate principal amount of the existing notes are tendered for the cash payment option, then the cash payment option will be prorated and those holders of our existing notes who elected to receive the cash payment option will receive a portion of their consideration in new notes. In this scenario, those holders who elected to receive the new notes option will receive exactly what they elected, all of their consideration in new notes. We will publicly announce the principal amounts of existing notes tendered for the new notes option and the cash payment option and the consequent proration, if any, on the day after the offer expiration date.

If all of the holders of our existing notes participate in the offers or the U.S. prepackaged plan is confirmed and all of the holders of existing notes elect to receive the same option, regardless of whether that option is the cash payment option or the new notes option, then for each $100,000 principal amount of existing notes that you tender for the cash payment option, you will receive $19,298 in cash and $69,000 principal amount of new notes.

The amount by which the consideration that you will receive in the offers or under the U.S. prepackaged plan pursuant to the cash payment option and the new notes option as a result of proration will be calculated using the formulas below.

If more than $200 million aggregate principal amount of the existing notes are tendered for the cash payment option or are deemed to elect the cash payment option under the U.S. prepackaged plan, then each holder of existing notes who elects or is deemed to have elected under the U.S. prepackaged plan, to receive the cash payment option will receive an amount of new notes and cash based on the following formula:

•	C = (55%) (A/B) (US$200,000,000), where:

C =	the cash payment received by the holder of existing notes;

A =	the outstanding principal amount of the existing notes held by the holder for which the holder has elected the cash payment option; and

B =	the aggregate outstanding principal amount of all existing notes which have elected, or in the case of the U.S. prepackaged plan are deemed to have elected, to receive the cash payment option.

•	N = (106%) (A - C/55%), where:

N =	the face amount of new notes received by the holder of existing notes;

A =	the outstanding principal amount of the existing notes held by the holder for which the holder has elected the cash payment option; and

C =	the cash payment received by the holder of existing notes.

If less than $200 million aggregate principal amount of the existing notes are tendered for the cash payment option or are deemed to elect the cash payment option under the U.S. prepackaged plan, then each holder of existing notes who elects to receive the new notes option will receive an amount of new notes and cash based on the following formula:

•	N = (106%) (E/F) ((US$570,000,000)(P) - 200,000,000), where:

N =	the face amount of new notes received by the holder of existing notes;

E =	the outstanding principal amount of the existing notes held by the holder for which the holder has elected the new notes option;

F =	the aggregate outstanding principal amount of all existing notes for which all holders of existing notes have elected the new notes option; and

P =	percentage of all existing notes which are tendered in the offers. If the U.S. prepackaged plan is confirmed, P will be 100.

•	C = (55%) (E-N/106%):

C =	the cash payment received by the holder of existing notes;

E =	the outstanding principal amount of the existing notes held by the holder for which the holder has elected the new notes option;

N =	the face amount of new notes received by the holder of existing notes.

All amounts above are calculated without reference to any rounding of fractional notes.

Fractional Notes and de Minimis Payments

Notes will only be issued in denominations of $1,000 and multiples of $1,000. If you tender a principal amount of the existing notes in the exchange offers that would result in your receiving a fractional interest in the new notes or in the cash tender offers and as a result of proration you are entitled to receive a fractional interest in the new notes, then the principal amount of the new notes that you will receive will be rounded up to the nearest $1,000 if the fractional interest in the new notes would be greater than or equal to $500 and rounded down to the nearest $1,000 if the fractional interest in the new notes would be less than $500.

We will only make cash payments in whole dollar amounts. Whenever any payment of a fraction of a dollar pursuant to the offers would otherwise be called for, the actual payment made will reflect a rounding of the fraction to the nearest whole dollar, up or down. We will not make any payment of less than twenty-five dollars ($25.00) unless a request is made in writing to us.

How to Tender

THIS PROSPECTUS INCLUDES NEW OFFERS AND A U.S. PREPACKAGED BANKRUPTCY PLAN SOLICITATION. Our last set of offers, which was made pursuant to a prospectus dated February 28, 2003, have been terminated and all tendered existing notes have been returned to their original holders. Even if you participated in our last set of offers, if you would like to participate in the new offers or vote on the U.S. prepackaged plan you must complete and mail the relevant transmittal documents and bankruptcy ballots enclosed with this prospectus.

Existing notes tendered in the offers must be in denominations of $1,000 principal amount and any integral multiple of $1,000.

When you tender your existing notes, and we accept the existing notes, this will constitute a binding agreement between you and us, subject to the terms and conditions set forth in this prospectus and the letter of transmittal.

As of the date of this prospectus, all of the existing notes are held of record by the nominee of DTC. In turn, the existing notes are recorded on DTC’s books in the names of DTC participants (each a “DTC participant”), who hold the existing notes for beneficial owners. Euroclear and Clearstream, Luxembourg are DTC participants and, if your existing notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures for the offers established by Euroclear or Clearstream, Luxembourg, as applicable (as described above).

If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your existing notes in the offers, you must complete a form called “Instructions to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your notes of your intention to tender your existing notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent, and we will not be able to accept your tender of existing notes until the exchange agent receives a book-entry confirmation from DTC, for your existing notes. A copy of the “Instructions to Registered Holder and/or Book-Entry Participant” form is available from the exchange agent and the information agent.

If your existing notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures established by Euroclear or Clearstream, Luxembourg, as applicable, for the offers. Euroclear and Clearstream, Luxembourg intend to collect from their direct participants (a) instructions to (1) tender existing notes held by them on behalf of their direct participants in the offers, (2) “block” any transfer of existing notes so tendered until the completion of the offers and (3) debit their account on the settlement date in respect of all existing notes accepted by us and (b) irrevocable authorizations to disclose the name of the direct participants and information about the foregoing instructions. Upon the receipt of these instructions, Euroclear and Clearstream, Luxembourg will advise, indirectly, the exchange agent of the amount of existing notes being tendered, whether the existing notes are being tendered in the exchange offer or the cash tender offer, and other required information. Euroclear and Clearstream, Luxembourg may impose additional deadlines in order to process properly these instructions. As a part of tendering through Euroclear or Clearstream, Luxembourg, you are required to become aware of any such additional deadlines.

The exchange agent and DTC have confirmed that the offers are eligible for the Automated Tender Offer Program. Accordingly, a DTC participant may only tender existing notes by electronically transmitting its acceptance of the offers through the ATOP Procedures. DTC will then verify the acceptance, execute a book- entry delivery to the exchange agent’s account at DTC, and send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant tendering existing notes that are the subject of such confirmation of book-entry transfer and that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the terms of the letter of transmittal against such participant.

The exchange agent will make a request to establish an account with respect to the existing notes at the book-entry transfer facility’s ATOP system for purposes of the offers within two business days after the date of this prospectus. In order for a book-entry transfer to constitute a valid tender of your existing notes in the offers, the exchange agent must receive a confirmation of book-entry transfer of your existing notes into the exchange agent’s account at DTC prior to the offer expiration date. When you tender your existing notes by book-entry delivery, you are still bound by the terms of the letter of transmittal.

Do not send any documents relating to the offers to us.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of existing notes tendered to us in our sole discretion prior to the offer expiration date. Our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of existing notes improperly tendered or to not accept any existing notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the offers as to any existing notes, including the right to waive the ineligibility of any holder who seeks to tender existing notes in the offers. Our interpretation of the terms and conditions of the offers as to any particular existing notes, including the terms and conditions of the letter of transmittal and the accompanying instructions, will be final and binding. Unless waived, any defects or irregularities in connection with tenders of existing notes must be cured within a reasonable period of time, as we determine. None of us, the information agent, exchange agent, the dealer manager nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of existing notes to us, nor will we have any liability for failure to give this notification.

The procedures you must follow to tender your notes in the offers are separate and completely different from the procedures you must follow to vote on the U.S. prepackaged plan. See “The U.S. Prepackaged Plan—Miscellaneous U.S. prepackaged plan provisions—Voting by holders”.

Guaranteed Delivery Procedures

If you are a registered holder of existing notes and you want to tender your existing notes but your existing notes are not immediately available, or time will not permit your existing notes to reach the exchange agent before the offer expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution meeting the requirements of the exchange agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program, referred to in this prospectus as STAMP, or any other “signature guarantee program” as may be determined by the exchange agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended;

•	prior to the offer expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed notice of guaranteed delivery, in the form provided by us, stating:

•	the name and address of the holder of existing notes;

•	the amount of existing notes tendered; and

•	the tender is being made by delivering that notice or notices and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of existing notes in the offers may not be withdrawn and you may not change your election to receive the cash payment option, the new notes option or a combination of both. However, acceptances or rejections of the U.S. prepackaged plan may be withdrawn or revoked at any time prior to the commencement of the U.S. bankruptcy case.

Information Agent

D.F. King has been appointed the information agent for the offers. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to D.F. King at the address and numbers set forth on the back cover of this prospectus. Holders of existing notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the offers. In certain circumstances, D.F. King will make available electronic copies of this prospectus and the letter of transmittal.

Exchange Agent

The Bank of New York has been appointed the exchange agent for the offers. All correspondence in connection with the offers should be sent or delivered by each holder of existing notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to The Bank of New York at the address and facsimile number set forth on the back cover page of this prospectus. We will pay The Bank of New York the customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the offers.

Dealer Manager and Solicitation Agent

We have retained Morgan Stanley to act as dealer manager and solicitation agent in connection with the offers. We will pay a fee to the dealer manager and solicitation agent for soliciting acceptances of the offers. Such fee includes a portion which is based on the aggregate principal amount of the existing notes exchanged in the exchange offers or tendered in the cash tender offers and will be payable on the date the new notes are issued and a portion which is a fixed amount that is payable monthly. We will also reimburse the dealer manager for reasonable out-of-pocket expenses. The obligations of the dealer manager to perform its functions are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including certain liabilities under U.S. federal securities laws. Questions regarding the terms of the offers may be directed to the dealer manager at the address or telephone number set forth on the back cover page of this prospectus.

From time to time, the dealer manager has provided us and our equity holders with investment banking and other services for customary compensation.

Processing Fee

We will pay a processing fee to certain banks and financial institutions for processing tenders of the existing notes. The processing fee for existing notes accepted by us will be paid to the bank or financial institution, which we refer to as a “processor”, if any, designated by the beneficial owner of the existing notes and will be equal to 0.25% of the principal amount of existing notes accepted by us. The processing fee that a processor will receive will be limited to $1,250 per noteholder per series for which a processor processes notes. The processing fee will not be paid to a processor for processing ballots.

Beneficial owners will be able to nominate processors in the accompanying letter of transmittal. A bank or financial institution that is a direct participant in Euroclear or Clearstream, Luxembourg and executes a letter of transmittal in respect of existing notes of which it is the beneficial owner is permitted to designate itself to receive the processing fee. No processing fee will be paid in respect of any existing notes for which no processor is designated.

We will deliver the processing fee within a reasonable time after the settlement date to the appropriate persons. Neither the dealer manager and solicitation agent nor the exchange agent will be responsible for making such distribution. If information is incomplete or we are unable to verify the processor’s eligibility, then no processing fee shall be paid. No person in the United States may receive the processing fee unless such person is a member of the National Association of Securities Dealers, Inc. or a bank legally authorized to receive such fees. No person in Mexico may receive the processing fee unless such person is duly authorized by the Secretaría de Hacienda y Crédito Público (Ministry of Finance) to participate in these transactions.

Other Fees and Expenses; Method of Solicitation

We will bear the expenses of soliciting tenders of the existing notes. The principal solicitation is being made by mail; additional solicitations may, however, be made by telegraph, facsimile transmission, telephone, email or in person by the dealer manager and the exchange agent, as well as by our officers and other employees and those of our affiliates.

Listing of the New Notes

We intend to apply to list any new notes issued in the offers on the Luxembourg Stock Exchange. The New York Stock Exchange has approved our application subject to our receipt of a final rating of B– or better on the new notes from a nationally recognized securities rating organization. As of the date of this prospectus, our application with the Luxembourg Stock Exchange has not been filed. While it is a condition to the consummation of the offers that the new notes be approved to be listed on The New York Stock Exchange, it is not a condition to the consummation of the offers that the application be approved or that the new notes will be listed on the Luxembourg Stock Exchange. Additionally, we are not obligated to maintain any listing of the new notes on the Luxembourg Stock Exchange or The New York Stock Exchange and any listing may be terminated in our sole discretion at any time. If the new notes are issued in the U.S. prepackaged plan, we will not list the new notes on any exchange.

Mexican Regulatory Approval of the New Notes

We have filed an application for the registration of the new notes with the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities) maintained by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) of Mexico but we have not filed an application with the Sección de Valores of the Registro Nacional de Valores. This registration does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained in this prospectus. The new notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico.

THE PROPOSED AMENDMENTS

General

We are seeking your consent to the amendments to the indentures governing the existing notes described below in order to encourage the holders of existing notes to participate in the offers. In the event that the U.S. prepackaged plan is consummated, the existing notes and the related indentures will be extinguished and these covenant amendments will become moot. The proposed amendments will eliminate substantially all of the covenants contained in those indentures, eliminate some of the events of default and increase the percentage of the principal amount required to accelerate the existing notes.

The tender of your 2006 notes and 2009 notes in accordance with the procedures set forth in “The Offers and the Solicitations” will constitute your consent to the proposed amendments to the indentures governing the 2006 notes and 2009 notes, respectively. You may not deliver your consent without tendering your 2006 notes or 2009 notes.

The proposed amendments are a single proposal. If you tender your 2006 notes or 2009 notes you will be deemed to have consented to the proposed amendments as an entirety with respect to the notes you tender. You may not consent selectively to only some of the proposed amendments.

To the extent the proposed amendments to the indentures governing the 2006 notes and 2009 notes are adopted, we expect that we will execute supplemental indentures with the trustee, giving effect to the proposed amendments on or shortly after the offer expiration date. The proposed amendments will become effective only upon the consummation of the offers and the effectiveness of the supplemental indentures governing the 2006 notes and 2009 notes.

Set forth below is a brief description of the proposed amendments to be made to the indentures governing the 2006 notes and the 2009 notes. This description is qualified by reference to the full provisions of those indentures, copies of which the information agent can provide to you.

The Amendments

Amendment to “Corporate Existence” covenant

Under Section 10.04 of the indenture governing the 2006 notes and under Section 10.04 of the indenture governing the 2009 notes, we agreed to do all things necessary to preserve our and our restricted subsidiaries’ corporate existence, rights and franchises. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to do all things necessary to preserve our and our restricted subsidiaries’ corporate existence, rights and franchises. If our corporate existence or franchises are terminated, it would adversely impact our ability to conduct our business, which would adversely impact our ability to satisfy our obligations to holders of existing notes.

Amendment to “Payment of Taxes and Other Claims” covenant

Section 10.05 of the indenture governing the 2006 notes and Section 10.05 of the indenture governing the 2009 notes require us, absent special circumstances, to pay all material taxes, assessments and government charges prior to delinquency. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to pay all material taxes, assessments and government charges. As a result, we could incur significant unpaid obligations to governmental authorities which may be statutorily senior to our obligations to you, which could adversely impact our ability to repay the existing notes.

Amendment to “Maintenance of Properties” covenant

Section 10.06 of the indenture governing the 2006 notes and Section 10.06 of the indenture governing the 2009 notes require, among other things, that we maintain all properties used in the conduct of our and our restricted subsidiaries’ businesses. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, among other things, we will no longer be required under the indentures for the existing notes to maintain all properties used in the conduct of our and our restricted subsidiaries’ businesses. Inadequately maintained properties could lead to increased network problems and to a reduction in our revenues, which could adversely impact our ability to repay your existing notes.

Amendment to “Insurance” covenant

Section 10.07 of the indenture governing the 2006 notes and Section 10.07 of the indenture governing the 2009 notes require, among other things, that we and our restricted subsidiaries maintain appropriate insurance on property used in the conduct of those businesses. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to maintain appropriate insurance on property used in the context of our businesses. Our properties could be subject to damage or destruction, and the cost of repair or replacement could deplete funds which would otherwise be available to repay your existing notes.

Amendment to “Books and Records” covenant

Section 10.08 of the indenture governing the 2006 notes and Section 10.08 of the indenture governing the 2009 notes require that we keep proper books of record and accounts in compliance with Mexican GAAP. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to keep proper books of record and accounts. Inadvertent mistakes or omissions of accounting may occur and could adversely impact our ability to repay your existing notes.

Amendment to “Change of Control” covenant

Section 10.10 of the indenture governing the 2006 notes and Section 10.10 of the indenture governing the 2009 notes require us to offer to purchase all of the outstanding 2006 notes and 2009 notes, respectively, at a purchase price equal to 101% of their principal plus accrued interest within 90 days following the occurrence of a change of control. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to purchase your existing notes following the occurrence of a change of control. As a result, we could engage in a merger or other combination which could increase our credit risk and adversely impact our ability to repay your existing notes without having to conduct an offer to purchase your notes.

Amendment to “Limitation on Indebtedness” covenant

Section 10.11 of the indenture governing the 2006 notes and Section 10.11 of the indenture governing the 2009 notes restrict us and our restricted subsidiaries from incurring additional indebtedness except in certain circumstances. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will be permitted to incur substantial indebtedness. As a result, we would be able to incur additional obligations which could increase our debt service obligations and adversely impact our ability to repay your existing notes.

Amendment to “Statement by Officers as to Default” covenant

Section 10.12 of the indenture governing the 2006 notes and Section 10.12 of the indenture governing the 2009 notes require us to deliver to the trustee within 120 days a certificate certifying that no default under the relevant indenture has occurred. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to deliver to the trustee within 120 days a certificate certifying that no default under the relevant indenture has occurred. As a result, you may be delayed in learning of an event of default which could prejudice your ability to enforce your rights under the indentures for the existing notes.

Amendment to “Limitation on Restricted Payments” covenant

Under Section 10.13 of the indenture governing the 2006 notes and under Section 10.13 of the indenture governing the 2009 notes, we agreed that we and our restricted subsidiaries would not be permitted to, among other things, declare or pay any dividend or make any distribution with respect to our or their capital stock, or make certain investments, except under certain limited circumstances. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to declare and pay dividends, make contributions with respect to our capital stock and make certain investments. As a result, we could distribute or invest funds which otherwise would be used to repay your existing notes which could adversely impact our ability to repay your existing notes.

Amendment to “Limitations on Transactions with Affiliates” covenant

Section 10.14 of the indenture governing the 2006 notes and Section 10.14 of the indenture governing the 2009 notes prohibit us and our restricted subsidiaries from engaging in transactions with affiliates unless certain conditions are met. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to engage in transactions with our affiliates. These transactions may be less favorable to us than transactions with third parties and could result in the depletion of resources that would otherwise be available to make payments to you.

Amendment to “Limitation on Sales of Assets and Subsidiary Stock” covenant

Section 10.15 of the indenture governing the 2006 notes and Section 10.15 of the indenture governing the 2009 notes restrict us and our restricted subsidiaries from selling assets and subsidiary stock unless certain conditions are met, and restrict the use of the proceeds from such sale. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to sell assets and subsidiary stock and would not be restricted as to the use of proceeds from those sales. As a result, we would be able to sell important assets and holdings in subsidiaries and use the proceeds in a way which would not benefit holders of existing notes, which could reduce our revenues and could adversely impact our ability to repay your existing notes.

Amendment to “Limitations on Liens” covenant

Section 10.16 of the indenture governing the 2006 notes and Section 10.16 of the indenture governing the 2009 notes prohibit us and our restricted subsidiaries, subject to certain exceptions, from granting liens upon any of our or their property or assets. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be able to grant liens on any of our or their property or assets. As a result, we would be able to incur obligations which may be senior to our obligations to you and which could adversely impact our ability to repay your existing notes in the event of a bankruptcy.

Amendment to “Limitations on Lines of Business” covenant

Section 10.17 of the indenture governing the 2006 notes and Section 10.17 of the indenture governing the 2009 notes prohibit us and our restricted subsidiaries from engaging in any business other than the telecommunications business. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to engage in businesses other than the telecommunications business. As a result, we could engage in new businesses in which we have no expertise, which could increase our credit risk and deplete resources which would otherwise be available to repay your existing notes.

Amendment to “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant

Section 10.18 of the indenture governing the 2006 notes and Section 10.18 of the indenture governing the 2009 notes prohibit our restricted subsidiaries from guaranteeing any of our indebtedness unless certain conditions are satisfied. Under the amendments, these covenants will be deleted in its entirety. If these covenants are deleted, our restricted subsidiaries will be permitted to guarantee any of our indebtedness. This could result in our subsidiaries guaranteeing indebtedness that would be structurally senior to our obligation to repay the existing notes. Therefore, in the event of a bankruptcy, any holder of indebtedness which is guaranteed by a subsidiary would be able to proceed directly against the assets of the subsidiary before any holder of existing notes.

Amendment to “Limitation on the Sales or Issuance of Capital Stock of Restricted Subsidiaries” covenant

Section 10.19 of the indenture governing the 2006 notes and Section 10.19 of the indenture governing the 2009 notes prohibit our restricted subsidiaries from issuing or selling any of their capital stock unless certain conditions are satisfied. Under the amendments, these covenants will be deleted in its entirety. If these covenants are deleted, our restricted subsidiaries will be permitted to issue and sell their capital stock. As a result, dividend payments from our restricted subsidiaries could be diluted, which could negatively affect our financial position and adversely impact our ability to repay your existing notes.

Amendment to “Limitation on Restrictions on Distributions from Restricted Subsidiaries” covenant

Section 10.20 of the indenture governing the 2006 notes and Section 10.20 of the indenture governing the 2009 notes restrict us and our restricted subsidiaries from, among other things, restricting the ability of our restricted subsidiaries to pay dividends or obligations owing to us or a restricted subsidiary, make loans to us or a restricted subsidiary, transfer property to us or a restricted subsidiary. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to restrict our restricted subsidiaries from paying dividends or obligations owing to us or a restricted subsidiary, from making loans to us or a restricted subsidiary and from transferring property to us or a restricted subsidiary. As a result, we may place restrictions on our restricted subsidiaries which would reduce our ability to receive revenues and other payments from them, which could negatively affect our financial position and adversely impact our ability to repay your existing notes.

Amendment to “Events of Default” provisions

Section 5.01 of the indenture governing the 2006 notes and Section 5.01 of the indenture governing the 2009 notes provide that an event of default is triggered if, among other things, (A) we fail to comply with any of the covenants and provisions described above, (B) we or any of our significant subsidiaries default under our or such significant subsidiary’s debt obligations in excess of $10.0 million, (C) we or any of our significant subsidiaries have final judgments rendered against us or them in an aggregate amount in excess of $10.0 million or (D) our long distance telecommunications concession shall be terminated. Under the amendments, these events of default will be deleted in their entirety. If these events of default are deleted, the holders of existing notes and the Trustee will no longer have the ability to require acceleration of the maturity of the notes if any of such events occur. As a result, your ability to enforce certain provisions of the indenture, as currently in effect, may be delayed or impaired, which could prejudice your interests and adversely impact the likelihood that we will be able to satisfy our obligations under the existing notes.

Amendments to Acceleration of Maturity provisions

Section 5.02 of the indenture governing the 2006 notes and Section 5.02 of the indenture governing the 2009 notes provide that upon the occurrence of certain events of default, the trustee or the holders of at least 25% in principal amount of the outstanding existing notes may, by written notice, and that the trustee upon the request of the holders of not less than 25% in principal amount of the outstanding existing notes shall, declare the default amount of the outstanding principal amount of the existing notes to be immediately due and payable. Under the amendments, these acceleration rights would be amended to allow only holders of at least 75% in principal amount of the outstanding existing notes to declare the default amount of the outstanding principal amount of the existing notes to be immediately due and payable. If these provisions are amended, the trustee and the holders of existing notes will find it more difficult to declare the default amount of the outstanding principal amount of the existing notes to be immediately due and payable. As a result, your ability to enforce the provisions of the indentures for the existing notes may be delayed or impaired which could prejudice your interests and adversely impact the likelihood that we will be able to satisfy our obligations under the existing notes.

Amendment to Merger Restrictions

Section 8.01 of the indenture governing the 2006 notes and Section 8.01 of the indenture governing the 2009 notes prohibit us from consolidating or merging or transferring all or substantially all of our assets unless certain conditions are met. Under the amendments, the restrictions set forth in clauses (a), (c), (d) and (e) will be deleted in their entirety. If these provisions are amended, we would be able to consolidate, merge or transfer all or substantially all of our assets. As a result, we could consolidate or merge with another corporation, which could increase our credit risk which could adversely impact our ability to repay our existing notes.

Amendment to Form of Note

Under the amendments, definitions or certain terms will be deleted and conforming modifications will be made to various sections in the indentures that relate to the deletion of the provisions described above.

Remaining Covenants and Events of Default

If the indentures governing the existing notes are amended, certain default provisions, covenants, and other protections will remain in effect. The material remaining covenant and event of default provisions of each of the indentures are:

•	Section 5.02, as amended, providing the holders of existing notes the right to accelerate the notes;

•	Section 5.08 providing the holders of existing notes the unconditional right to receive principal, premium, and interest;

•	Section 10.01 providing the holder of existing notes with the right for punctual payment of principal, premium, if any, and interest on the existing notes;

•	Section 10.02 obligating us to maintain an office or agency where the existing notes may be presented or surrendered for payment or registration of transfer or exchange and where notices and demands to or upon the company may be served; and

•	Section 10.09 providing the existing holders a right that any payments made under the existing notes will be free and clear of taxes or other governmental withholding or deduction.

THE U.S. PREPACKAGED PLAN

We have not commenced a bankruptcy case, which we refer to in this prospectus as a “reorganization case” or “U.S. bankruptcy case”, or filed the U.S. prepackaged plan under the U.S. Bankruptcy Code at this time. This prospectus solicits advance acceptance of the U.S. prepackaged plan in the event that a reorganization case is commenced and the U.S. prepackaged plan is filed, and contains information relevant to a decision to accept or reject the U.S. prepackaged plan.

If the requisite 90% acceptance level designated for the offers is received, we have no intention of commencing a U.S. bankruptcy case. If all of the conditions of the offers are not met or waived by us, but all of the conditions to the U.S. prepackaged plan are met, we may, in our sole discretion, commence a Chapter 11 case to pursue the restructuring through the U.S. prepackaged plan, but we are not obligated to do so.

For a summary of our financial condition, the background of and reasons for the restructuring and the reasons why we are seeking acceptance of the U.S. prepackaged plan, see “Summary”.

In the event we decide to effect the restructuring through commencement of a U.S. bankruptcy case, and in order to pursue a U.S. bankruptcy reorganization in the quickest and most cost efficient manner, we are soliciting acceptances of the U.S. prepackaged plan from the holders of our existing notes pursuant to this prospectus. The U.S. prepackaged plan provides for, among other things, the distribution to the holders of the existing notes of cash and new notes pursuant to the new notes option and the cash payment option. If the U.S. prepackaged plan is consummated, we will distribute $110 million in cash and new notes in the aggregate principal amount of approximately $392.2 million in full settlement and satisfaction of the claims arising from or related to the existing notes. As would have been the case if the offers had been consummated, holders of the existing notes may elect in connection with the U.S. prepackaged plan alternative the cash payment option or the new notes option, or a combination of both, evidencing their desire to receive all cash, all notes, or a combination of both, as their distribution, subject in all such cases to the possibility of proration.

The distributions to the holders of existing notes under the U.S. prepackaged plan are subject to proration as in the offers. Thus, unless holders of exactly $200 million aggregate principal amount of the existing notes elect or are deemed to have elected the cash payment option, either the cash payment option or the new notes option will be prorated. If holders of less than $200 million aggregate principal amount elect or are deemed to have elected the cash payment option, then the new notes option will be prorated and those holders of our existing notes who elected the new notes option will receive a portion of their consideration in cash. Under this scenario, holders of existing notes who elected the cash payment option will receive exactly what they elected, i.e., all of their consideration in cash. If holders of more than $200 million aggregate principal amount of the existing notes elect or are deemed to elect the cash payment option, then the cash payment option will be prorated and those holders of the existing notes who elected or were deemed to elect the cash payment option will receive a portion of their consideration in new notes. Under this scenario, those holders who elected the new notes option will receive exactly what they elected, i.e., all of their consideration in new notes.

If the conditions to completion of the offers, including the condition that we receive valid tenders pursuant to the offers, prior to the expiration date, of at least 90% of the aggregate outstanding principal amount of the existing notes of each series, are not met or waived, but we do receive the acceptance of the U.S. prepackaged plan by holders of the existing notes sufficient to confirm the plan, we may, but are not obligated to, commence a U.S. reorganization case and file and seek confirmation of the U.S. prepackaged plan.

In the event the U.S. prepackaged plan is consummated, holders of existing notes who did not submit a ballot indicating their acceptance or rejection of the plan, or who submitted a ballot but failed to evidence their election regarding the cash payment option or the new notes option, will be deemed to have elected to receive cash as the distribution on their claims for the existing notes. The election made by holders in connection with the offers will not carry over to the U.S. prepackaged plan, and holders must therefore make a separate election in connection with their ballot accepting or rejecting the plan. Subject to the possibility of proration as described in this prospectus, such non-voting or non-electing holders will receive only cash for their existing notes in connection with the U.S. prepackaged plan. However, in the event the Bankruptcy Court overseeing the U.S. prepackaged plan so orders, or we, in our sole and absolute discretion so determine, a new election deadline may be established solely for purposes of allowing non-voting and/or non-electing holders of the existing notes a further opportunity to elect whether they wish to receive cash or new notes for their existing notes. In that event, any election made prior to such new deadline will be deemed to have been timely made and will be given full effect.

Under the U.S. prepackaged plan, the holders of the existing notes will have the option to receive the same consideration in exchange for the existing notes as they could receive in the offers except that the interest rate on the new notes will be 8% regardless of the percentage of holders of existing notes who agree to participate in the offers or vote in favor of the U.S. prepackaged plan and the interest on the new notes issued in the offers will accrue from June 2003 while the interest on the new notes issued pursuant to the U.S. prepackaged plan will accrue from the settlement date. Additionally, under the U.S. prepackaged plan scenario, all existing notes will be extinguished, including those held by holders who do not vote for the U.S. prepackaged plan or agree to participate in the restructuring.

By voting in favor of the U.S. prepackaged plan, you are agreeing that, during the pendency of our U.S. bankruptcy case through the earliest of the effective date of the plan, any termination of the U.S. bankruptcy case and 120 days after the filing of the U.S. prepackaged plan, you waive and rescind any acceleration, whether as a result of the bankruptcy filing or otherwise, of the principal amount of your notes and extend the November 15, 2002 and May 15, 2003 interest payments until the consummation of the U.S. prepackaged plan. This waiver and extension will apply only to the accelerated principal and accrued and unpaid interest of those holders who vote in favor of the U.S. prepackaged plan.

The form of the U.S. prepackaged plan is attached to this prospectus as Exhibit A. The U.S. prepackaged plan and this prospectus should be read and studied in their entirety prior to voting on the U.S. prepackaged plan. See “Risk Factors—Factors relating to the offers and the U.S. prepackaged plan; Factors relating to the U.S. prepackaged plan” for a discussion of risks associated with the U.S. prepackaged plan and the transactions contemplated thereunder. You are urged to consult your counsel about the U.S. prepackaged plan and its effect on your legal rights before voting.

Anticipated events in a reorganization case

Chapter 11 is the principal business reorganization chapter of the U.S. Bankruptcy Code. Pursuant to Chapter 11, a debtor may remain in possession of its assets and business and attempt to reorganize its business for the benefit of the debtor, its creditors and other parties in interest.

The commencement of a reorganization case under Chapter 11 creates an estate comprised of all the legal and equitable interests of a debtor in property as of the date the petition is filed. Sections 1107 and 1108 of the U.S. Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession,” unless the U.S. Bankruptcy Court orders the appointment of a trustee. The filing of a reorganization case also triggers the automatic stay provisions of the U.S. Bankruptcy Code. Section 362 of the U.S. Bankruptcy Code provides, among other things, for an automatic stay of all attempts to collect prepetition claims from the debtor or otherwise interfere with the debtor’s property or business. Except as otherwise ordered by the U.S. Bankruptcy Court, the automatic stay generally remains in full force and effect until confirmation of a plan of reorganization. See “Risk Factors—Factors relating to the U.S. prepackaged plan.

The U.S. Bankruptcy Code provides that upon commencement of a Chapter 11 bankruptcy case, the Office of the United States Trustee may appoint a committee of unsecured creditors and may, in its discretion, appoint additional committees of creditors or of equity security holders if necessary to assure adequate representation. The U.S. Bankruptcy Code provides that, once appointed, each official committee may appear and be heard on any issue in the Chapter 11 bankruptcy case and may also:

•	consult with the trustee or debtor in possession concerning the administration of the case;

•	investigate the acts, conduct, assets, liabilities, and financial condition of the debtor, the operation of the debtor’s business and the desirability of the continuance of such business, and any other matter relevant to the case or to the formulation of a plan of reorganization;

•	participate in the formulation of a plan, advise those represented by such committee of such committee’s determinations as to any plan of reorganization formulated, and collect and file with the U.S. Bankruptcy Court acceptances or rejections of a plan of reorganization;

•	request the appointment of a trustee or examiner; and

•	perform such other services as are in the interest of those represented.

Upon commencement of a Chapter 11 bankruptcy case, all creditors and equity securityholders have standing to be heard on any issue in the Chapter 11 proceedings pursuant to section 1109(b) of the U.S. Bankruptcy Code.

The formulation and confirmation of a plan of reorganization is the principal objective of a Chapter 11 case. The plan sets forth the means for satisfying the claims against and interests in the debtor. The U.S. prepackaged plan we propose provides for the restructuring of our existing notes on terms similar to those proposed in the offers, except that the interest rate of the new notes will be 8% regardless of the level of participation in the offers or vote in favor of the U.S. prepackaged plan and the interest on the new notes issued in the offers will accrue from June 2003 while the interest on the new notes issued pursuant to the U.S. prepackaged plan will accrue from the settlement date. Aside from the holders of existing notes, no creditors are directly affected by the proposed U.S. prepackaged plan. In addition, the existing equity holders will not be affected by the U.S. prepackaged plan. It is our intention that all claims, other than those arising from the existing notes, will be reinstated or otherwise satisfied and paid in the same way and at the same time as if no Chapter 11 bankruptcy filing had occurred. We intend to conduct our business and meet our obligations other than those arising under the existing notes in the ordinary course during the pendency of our reorganization case.

Solicitation of acceptances of the U.S. prepackaged plan

Usually, in reorganization cases commenced in the U.S., a plan of reorganization is filed and votes to accept or reject the plan are solicited after the commencement of a reorganization case and after approval of a disclosure statement that describes the plan that is submitted to all creditors for a vote. Nevertheless, a debtor may solicit votes prior to the commencement of a reorganization case in the U.S. in accordance with section 1126(b) of the U.S. Bankruptcy Code and Bankruptcy Rule 3018(b). In accordance with such provisions, we are soliciting acceptances from the holders of our existing notes in connection with our reorganization case.

U.S. Bankruptcy Rule 3018(b) requires that:

•	the plan of reorganization be transmitted to substantially all creditors and interest holders entitled to vote on the plan;

•	the time prescribed for voting to reject or accept such plan not be unreasonably short; and

•	the solicitation of votes be in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information.

Section 1125(a)(1) of the U.S. Bankruptcy Code describes adequate information as information of a kind and in sufficient detail as would enable a hypothetical reasonable investor typical of holders of claims and interests to make an informed judgment about the plan. With regard to a solicitation of votes prior to the commencement of a reorganization case, U.S. Bankruptcy Rule 3018(b) specifically provides that acceptances or rejections of the plan by holders of claims or interests prior to the commencement of a reorganization case will not be deemed acceptances or rejections of the plan, if the U.S. Bankruptcy Court determines, after notice and a hearing, that the plan was not transmitted to substantially all creditors and equity security holders entitled to vote on the plan, that an unreasonably short time was prescribed for such creditors and equity security holders to vote on the plan, or that the solicitation was not otherwise in compliance with section 1126(b) of the U.S. Bankruptcy Code. If the conditions of the U.S. Bankruptcy Code and Bankruptcy Rules are met, all acceptances and rejections received prior to the commencement of the reorganization case and within the prescribed solicitation period will be deemed to be acceptances and rejections of the plan for purposes of confirmation of the plan under the U.S. Bankruptcy Code.

We may, but are not required to, commence a voluntary case under Chapter 11 of the Bankruptcy Code, file the U.S. prepackaged plan and seek confirmation of the U.S. prepackaged plan if all the conditions of the offers have not been satisfied and/or waived on or before ten business days after the solicitation expiration date so long as we have received acceptances from holders of the existing notes sufficient to confirm the U.S. prepackaged plan.

However, it is possible that if such a case were commenced and the U.S. prepackaged plan filed, the Bankruptcy Court may deny confirmation of the plan on a number of possible grounds. Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation, requires, among other things, a finding by the Bankruptcy Court that the plan is feasible, that all claims and interests have been properly classified in compliance with the provisions of section 1122 of the Bankruptcy Code and that each holder of a claim or interest within each impaired class has either accepted the plan or will receive or retain property or cash of a value, as of the effective date of the plan, that is not less than the value such creditor would receive or retain in a Chapter 7 liquidation. The Bankruptcy Court may conclude that the feasibility test or other requirements of section 1129 have not been met, that claims have not been classified properly, or that the U.S. prepackaged plan solicitation did not comply with all of the applicable provisions of the U.S. Bankruptcy Code and the Bankruptcy Rules (including the requirement under section 1126(b) of the U.S. Bankruptcy Code that the U.S. prepackaged plan solicitation comply with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure or that the U.S. prepackaged plan solicitation is made after disclosure of adequate information). In any such event, we may be required to amend the disclosure documents and/or the U.S. prepackaged plan and/or resolicit votes before seeking confirmation of the U.S. prepackaged plan, in which case confirmation of the U.S. prepackaged plan could be delayed and possibly jeopardized. See “—Confirmation of the U.S. prepackaged plan”. We believe, but cannot guarantee, that the Bankruptcy Court should conclude that the U.S. prepackaged plan and the solicitation of votes thereon comply with the Bankruptcy Code.

U.S. Bankruptcy Rule 3016(b) provides that either a disclosure statement under section 1125 of the U.S. Bankruptcy Code or evidence showing compliance with section 1126(b) of the U.S. Bankruptcy Code shall be filed with the U.S. prepackaged plan or within the time fixed by the court. This prospectus is presented to holders of our existing notes to satisfy the requirements of section 1126(b) of the U.S. Bankruptcy Code and Bankruptcy Rules 3016(b) and 3018(b). We believe, but cannot guarantee, that this prospectus and the solicitation process we undertake will meet these requirements.

This U.S. prepackaged plan solicitation is being conducted at this time to obtain the acceptance of the holders of the existing notes. If we seek relief under Chapter 11 of the U.S. Bankruptcy Code, we will attempt to use such acceptances to obtain confirmation of the U.S. prepackaged plan as promptly as practicable. Also, if we commence a Chapter 11 reorganization case, we will promptly seek to obtain an order of the U.S. Bankruptcy Court finding that the U.S. prepackaged plan solicitation was in compliance with section 1126(b) of the U.S. Bankruptcy Code and Bankruptcy Rule 3018(b) and that the acceptance of the holders of the existing notes can be used for purposes of confirmation of the U.S. prepackaged plan under Chapter 11 of the U.S. Bankruptcy Code. We reserve the right to use the acceptances to seek confirmation of any permitted amendment or modification of the U.S. prepackaged plan, provided that we may not make any amendment or modification to the U.S. prepackaged plan prohibited by the U.S. prepackaged plan or applicable law.

As more fully described below, we are soliciting acceptances of the U.S. prepackaged plan only from holders of the existing notes which are classified as Class 3 claims.

SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER  THE U.S. PREPACKAGED PLAN (1)

Class or Subclass	Type of Claim or Equity Interest	Treatment	Approximate Allowed Amount (2)	Approximate Percentage Recovery

—	Administrative Claims	Unclassified; to the extent such claims have not previously been paid, they shall be paid in full in cash on the distribution date or such later date that the claims become due and owing in the ordinary course of business.	$50 million	100%

—	Priority Tax Claims	Unclassified; to the extent such claims have not previously been paid, they shall be paid in full in cash on the distribution date or such later date that the claims become due and owing in the ordinary course of business.	$50,000	100%

1	Other Priority Claims	Unimpaired; to the extent such claims have not previously been paid, they shall be paid in full on the distribution date or such later date as the claims become due and owing in the ordinary course of business.	$2 million(3)	100%

2	Secured Claims	Unimpaired; to the extent such claims have not previously been paid, then the maturity of the claim shall be reinstated as the maturity existed before any default, subject to our obligation to cure defaults that may exist.	$4 million	100%

3	Existing Notes	Impaired; holders of existing notes may elect to receive the new notes option or the cash payment option, or a combination of both, in both cases subject to proration.	$570 million(4)	60.47%(5)

4	General Unsecured Claims	Unimpaired; to the extent such claims have not previously been paid, they shall be paid in full in cash, on the distribution date or such later date as the claims become due and owing in the ordinary course of business.	$100 million	100%

5	Equity Interests	Unimpaired; all old equity interests will be retained and shall be unaltered by the plan.	N/A	N/A

(1)	This table is only a summary of the classification and treatment of claims and interests under the U.S. prepackaged plan. Reference should be made to this prospectus and the U.S. prepackaged plan attached to this prospectus as Exhibit A for a complete description of the classification and treatment of claims and interests.
(2)	The amounts are solely estimates; the actual allowed amounts may vary materially, depending on the nature and extent of claims actually asserted and the final reconciliation of all administrative expenses and other claims.
(3)	Alestra, through its 99.99% owned subsidiary, Servicios Alestra S.A. de C.V., employs approximately 1,900 individuals in its operations. This sum represents the estimated amount that will be owed to these employees upon the commencement of the case. To the extent these claims are not deemed Other Priority Claims, they will be treated as General Unsecured Claims to be paid in full.
(4)	Plus accrued and unpaid interest until the filing date.
(5)	The approximate percentage recovery for this class is the aggregate value of all cash or new notes to be distributed to that class. For a discussion of the valuation methodology, see “Summary of distributions under the U.S. prepackaged plan—Treatment of classified claims—Class 3—Existing Notes”.

Holders of claims entitled to vote; voting record date

Chapter 11 does not require that each holder of a claim against or interest in a debtor vote in favor of a plan of reorganization in order for the U.S. Bankruptcy Court to confirm the plan. The U.S. Bankruptcy Code requires that each claim or interest be placed in a class with claims or interests that are “substantially similar”. Consents to a plan of reorganization are then solicited and tallied for each class. In general, at least one class of impaired claims (without including any acceptance of the plan by any insider of the debtor) under the plan must vote to accept the plan. A class of claims or interests is “impaired” if the legal, equitable, or contractual rights to which the claims or interests entitle the holders of claims or interests of that class are altered. Here, because we have only one impaired class, Class 3 existing notes claims, that class must vote in favor of the U.S. prepackaged plan for it to be confirmed. Class 3 existing notes claims will be deemed to accept the U.S. prepackaged plan if the holders of claims in that class casting votes in favor of acceptance of the U.S. prepackaged plan (1) hold at least two-thirds in aggregate dollar amount of the claims of the holders in such class who cast votes with respect to the U.S. prepackaged plan, and (2) constitute more than one-half in number of holders of allowed claims in such class who cast votes with respect to the U.S. prepackaged plan.

Classes of claims or interests that are not “impaired” under a plan of reorganization are conclusively presumed to have accepted the plan of reorganization and are not entitled to vote. By contrast, classes of claims or interests that do not receive or retain any property under a plan on account of such claims or interests are deemed to have rejected the plan and do not vote. Acceptances of the U.S. prepackaged plan are being solicited only from those persons who hold claims in Class 3, which is the only impaired class under the U.S. prepackaged plan. There are no classes of claims or interests in the U.S. prepackaged plan which are deemed by the U.S. Bankruptcy Code to have rejected the U.S. prepackaged plan.

Only the holders of the existing notes are considered impaired under the U.S. prepackaged plan, and therefore such holders are the only creditors entitled to vote to accept or reject the U.S. prepackaged plan.

Classes 1, 2, 4, and 5 are unimpaired under the U.S. prepackaged plan in accordance with section 1124 of the U.S. Bankruptcy Code and, accordingly, holders of claims or interests in such classes are deemed to have accepted the U.S. prepackaged plan and are not entitled to vote on the U.S. prepackaged plan.

To be entitled to vote to accept or reject the U.S. prepackaged plan, a holder of existing notes must have been the beneficial owner of their existing notes at the close of business on the voting record date, which is the same as the solicitation expiration date, regardless of whether the existing notes are held of record on the voting record date in the holder’s name or in the name of the holder’s broker, dealer, commercial bank, trust company or other nominee. If a claim is held in the name of a holder’s broker, dealer, commercial bank, trust company or other nominee, the beneficial owner will vote on the U.S. prepackaged plan by completing the information requested on the ballot, voting and signing the ballot and then providing the ballot to the record holder holding the claim for the beneficial owner’s benefit if the ballot has not already been signed by the beneficial owner’s nominee or agent. If the ballot has already been signed by the beneficial owner’s agent or nominee, the beneficial owner can vote on the U.S. prepackaged plan by completing the information requested on the ballot, indicating their vote on the ballot and returning their ballot in the enclosed, pre-addressed postage paid envelope so it is actually received by the voting agent before the solicitation expiration date. No appraisal rights are available to holders of existing notes in connection with the U.S. prepackaged plan.

Each holder of existing notes should refer to the detailed instructions contained in “—Miscellaneous U.S. prepackaged plan provisions—The U.S. prepackaged plan solicitation” which describes the voting procedures and in the other materials, including the ballots, delivered with this prospectus.

For Class 3 claims to accept the U.S. prepackaged plan, section 1126 of the U.S. Bankruptcy Code requires acceptance by holders of claims in that class that hold at least two-thirds in amount and over one-half in number of the allowed claims of that class, counting only those holders who actually vote to accept or reject the U.S. prepackaged plan. Holders of claims in Class 3 which fail to vote or abstain from voting are not counted as either accepting or rejecting the U.S. prepackaged plan. Accordingly, the U.S. prepackaged plan could be approved by the holders of Class 3 claims (i.e., the holders of the existing notes) with the affirmative vote of significantly less than two-thirds in amount and one-half in number of the claims in Class 3.

If the U.S. prepackaged plan is confirmed, each holder of existing notes who properly exercises the election contained in the ballot relating to the U.S. prepackaged plan will receive, at the holder’s election, either the new notes option, the cash payment option or a combination of both, and the U.S. prepackaged plan will be binding with respect to all holders of existing notes, including holders of existing notes who did not vote or who voted to reject the U.S. prepackaged plan. If a holder of existing notes does not elect to receive the new notes option or the cash payment option or a combination of both, or if a holder of existing notes does not submit a ballot on the U.S. prepackaged plan, then that holder will be deemed to have elected the cash payment option and will receive the same distributions as the holders who affirmatively elected the cash payment option. Thus, subject to the possibility of proration as described in this prospectus, those holders will receive only cash in connection with the distribution on their claims arising from the existing notes. However, in the event the Bankruptcy Court were to order, or we, in our sole and absolute discretion were to determine, a new election deadline may be established solely for the purposes of allowing any non-voting and non-electing holders to make their desired election regarding the cash option or the new notes option. In that event, any election made on or before the new election deadline will be deemed timely and given full effect.

Classification under the U.S. prepackaged plan

The principal provisions of the U.S. prepackaged plan are summarized below. This summary is qualified in its entirety by reference to the U.S. prepackaged plan. We urge all holders of existing notes to read and study carefully the U.S. prepackaged plan which is attached to this prospectus as exhibit A.

Classification and allowance of claims and interests

Section 1123 of the U.S. Bankruptcy Code provides that a plan of reorganization must classify claims against, and interests in, a debtor. Under section 1122 of the U.S. Bankruptcy Code, a plan of reorganization may classify claims and interests only into classes containing claims and interests which are “substantially similar” to such claims or interests. The U.S. prepackaged plan designates four classes of claims and one class of interests. A plan of reorganization cannot be confirmed if there has been an improper classification of claims and interests.

We believe that we have classified all claims and interests in compliance with the provisions of section 1122 of the U.S. Bankruptcy Code. However, assuming a reorganization case has been commenced, a claim holder or interest holder could challenge our classification of claims and interests, and the U.S. Bankruptcy Court could determine that a different classification is required for the U.S. prepackaged plan to be confirmed. In that event, it is our intention to seek to modify the U.S. prepackaged plan to provide for whatever classification might be required by the U.S. Bankruptcy Court and to use the sufficient acceptances received, to the extent permitted by the U.S. Bankruptcy Court, to demonstrate the acceptance of the class or classes which are affected. Any such reclassification could affect the acceptance by a class of the U.S. prepackaged plan by changing the composition of the class and the required vote for acceptance of the U.S. prepackaged plan and could potentially require a resolicitation of votes on the U.S. prepackaged plan.

The U.S. prepackaged plan provides for the classification and treatment of claims and our interest holders allowed under section 502 of the U.S. Bankruptcy Code. Only the holder of an allowed claim or an allowed interest is entitled to receive a distribution under the U.S. prepackaged plan.

An allowed claim or allowed interest is:

•	any claim or interest that is filed with the Bankruptcy Court and no objection to the allowance of the claim or interest or request to estimate the claim or interest has been interposed within any time period provided under the plan or under applicable law; or

•	any disputed claim or disputed interest that has been adjudicated as an allowed claim or allowed interest; or

•	any claim or interest that is specified as an allowed claim or allowed interest under the U.S. prepackaged plan or the confirmation order; or

•	any claim in the amount set forth on our books and records.

A disputed claim or disputed interest is a claim or interest that is not an allowed claim or allowed interest.

Any claim that is not an allowed claim shall be determined, resolved, or adjudicated in the manner in which that claim would have been determined, resolved or adjudicated if the U.S. bankruptcy case had not been commenced, unless, at our election, the claim is determined, resolved, or adjudicated by the Bankruptcy Court. We may file an objection with the Bankruptcy Court to the allowance of any claim (whether or not a proof of claim has been filed) at any time on or before the later of (1) ninety days after the effective date of the U.S. prepackaged plan and (2) sixty days after the date the proof of claim is filed with the Bankruptcy Court, as such date may be extended by the Bankruptcy Court.

No “bar date” to be set for filing proofs of claim

With the exception of professional persons asserting a professional fee claim or any person making a claim for “substantial contribution” in the reorganization case, there will be no “bar date” established for the assertion of any claims against us, whether arising prior to or during the U.S. bankruptcy case. There shall be no “bar date” for the assertion of administrative claims against the estate. All claims may be pursued against us to the same extent and in the same manner as if the reorganization case had not been commenced, subject to the terms of the U.S. prepackaged plan. Creditors will be under no obligation to file a proof of claim, whether for claims arising prior to or during the U.S. Chapter 11 case, in order to pursue such claims against us.

Summary of distributions under the U.S. prepackaged plan

The following summary of distributions under the U.S. prepackaged plan is subject, and is qualified in its entirety by reference, to the U.S. prepackaged plan.

If the U.S. prepackaged plan is confirmed by the U.S. Bankruptcy Court, each holder of an allowed claim or allowed interest in a particular class will receive the same treatment as the other holders in the same class of claims or interests, whether or not the holder voted to accept the U.S. prepackaged plan. Moreover, upon entry of a final order of confirmation, the U.S. prepackaged plan will be binding on all of our creditors regardless of whether each creditor voted to accept the U.S. prepackaged plan (unless a holder agrees to accept less favorable treatment). Such treatment will be in full satisfaction, release and discharge of and in exchange for the holder’s claims against or interests in us, except as otherwise provided in the U.S. prepackaged plan.

Treatment of Unclassified Claims.    The U.S. Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include administrative claims and priority tax claims as set forth below.

1.    Administrative Claims.    An “administrative claim” is any cost or expense of administration of our reorganization case allowed under section 503(b), and referred to in section 507(a)(1), of the U.S. Bankruptcy Code. These claims include, without limitation:

•	any actual and necessary costs and expenses of preserving our estate and operating our business during our reorganization case, including any indebtedness or obligations incurred or assumed by us as debtor in possession in connection with our conduct of our business or for the acquisition or lease of property or for the rendition of services, and any of our costs and expenses for the management, preservation, sale or other disposition of assets during our reorganization case, the administration, prosecution or defense of claims by or against us and for distributions under the U.S. prepackaged plan; and

•	any allowances of compensation or reimbursement of expenses to the extent allowed by final order of the U.S. Bankruptcy Court under sections 330 and 503(b) of the U.S. Bankruptcy Code.

Each holder of an allowed administrative claim will, in full satisfaction, release, and discharge of such allowed administrative claim: (a) to the extent such claim is due and owing on the effective date of the U.S. prepackaged plan, be paid in full, in cash, on the distribution date; (b) to the extent such claim is not due and owing on the effective date of the U.S. prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between us and the holder, or as may be due and owing under applicable nonbankruptcy law or in the ordinary course of business; or (c) on such other terms and conditions as are acceptable to the parties; provided, however, that allowed administrative claims incurred by us after the confirmation date, including, without limitation, the professional fee claims, shall not be subject to application and may be paid in the ordinary course of business and without Bankruptcy Court approval.

If the U.S. Bankruptcy Court confirms the U.S. prepackaged plan within the time frame anticipated by us, we expect that the amount of administrative claims will be significantly less than if we had commenced a reorganization case without prior receipt of the approvals necessary to confirm the U.S. prepackaged plan or a Concurso Mercantil. In the event the U.S. Bankruptcy Court confirms the U.S. prepackaged plan within 45 days after the commencement of our reorganization case, and assuming there is no significant litigation initiated or objections filed with respect to the U.S. prepackaged plan, we estimate that the aggregate allowed amount of administrative claims (including those to be discharged or satisfied by us in the ordinary course of business) will be approximately $50 million as of the date the U.S. prepackaged plan becomes effective.

2.    Priority Tax Claims.    A “priority tax claim” is that portion of any claim against us for unpaid taxes which is entitled to priority in right of payment under section 507(a)(8) of the U.S. Bankruptcy Code. We are now current and anticipate that we will continue to be current on our tax obligations at the time we commence our reorganization case. Assuming the U.S. Bankruptcy Court confirms the U.S. prepackaged plan within 45 days after the commencement of our reorganization case, we estimate that the aggregate allowed amount of priority tax claims (including those to be discharged or satisfied by us in the ordinary course of business) will be approximately $50,000 on the date the U.S. prepackaged plan becomes effective.

Pursuant to the U.S. prepackaged plan, each holder of a priority tax claim that is an allowed claim will, in full satisfaction, release, and discharge of such allowed priority tax claim: (a) to the extent such claim has not been previously paid is due and owing on the effective date of the U.S. prepackaged plan, be paid in full, in cash, on the distribution date; (b) to the extent such claim is not due and owing on the effective date of the U.S. prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable nonbankruptcy law, or in the ordinary course of business; or (c) on such other terms and conditions as are acceptable to the parties.

3.    Treatment of Classified Claims.    The following describes the U.S. prepackaged plan’s classification of the claims and interests that are required to be classified under the U.S. Bankruptcy Code and the treatment that the holders of allowed claims or allowed interests will receive for such claims or interests:

Class 1—Other Priority Claims.    Class 1 consists of other priority claims. Other priority claims are claims against us for an amount entitled to priority under section 507(a) of the U.S. Bankruptcy Code, other than an administrative claim or a priority tax claim. These claims are primarily for employee wages, vacation pay, severance pay, contributions to benefit plans and other similar amounts. We estimate that the aggregate allowed amount of priority claims will be approximately $2 million on the date the U.S. prepackaged plan becomes effective, including those to be discharged or satisfied by us in the ordinary course of business. Our approximately 1,900 employees are employed through our 99.99% owned subsidiary, Servicios Alestra S.A. de C.V. and are paid by that entity with funds provided by us on a monthly basis under a management and services agreement. If the Bankruptcy Court were to conclude that, as employees of a non-debtor entity, such employees claims were not entitled to priority under section 507(a) of the Bankruptcy Code, such claims would be deemed to be Class 4 General Unsecured Claims and would still be paid in full under the U.S. prepackaged plan.

We intend to seek an order approving the payment of other priority claims as they become due and payable in the ordinary course of business whether before or after the effective date of the U.S. prepackaged plan. To the extent such an order is not entered or such claims are not paid prior to the date the U.S. prepackaged plan becomes effective, pursuant to the U.S. prepackaged plan, the legal, equitable and contractual rights of the holders of allowed Class 1 claims are unaltered by the plan. Without limiting the generality of the foregoing, each holder of an allowed Class 1 claim will receive, in full satisfaction, settlement, release and discharge of and in exchange for such allowed Class 1 claim in our sole discretion: (a) to the extent such claim is due and owing on the effective date of the U.S. prepackaged plan, be paid in full, in cash, on the distribution date; (b) to the extent such claim is not due and owing on the effective date of the U.S. prepackaged plan, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (c) on such other terms and conditions as are acceptable to the parties.

Class 1 is unimpaired, and the holders of claims in Class 1 are conclusively presumed pursuant to section 1126(f) of the U.S. Bankruptcy Code to have accepted the U.S. prepackaged plan.

Class 2—Secured Claims.    Class 2 consists of all secured claims. The only secured claim of which we are aware is that related to The Capita Corporation leasing facility. We estimate that the aggregate allowed amount of that secured claim will be less than $4 million.

Each holder of an allowed Class 2 claim shall in full satisfaction, settlement, release, and discharge of and in exchange for such allowed Class 2 claim, in our sole discretion, (a) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such allowed Class 2 claim entitles the holder of such claim, (b) have its allowed Class 2 claim reinstated, or (c) receive such other less favorable treatment as the parties have agreed upon in writing. We reserve the right to pay any Class 2 claims, in full on the date that such claims become due in the ordinary course of our business.

To the extent, if any, that the value of the collateral securing a Class 2 secured claim is less than the total amount of such claim, the difference shall be treated as a Class 4 general unsecured claim.

Class 2 is unimpaired, and the holders of claims in Class 2 are conclusively presumed pursuant to section 1126(f) of the U.S. Bankruptcy Code to have accepted the U.S. prepackaged plan.

Class 3—Existing Notes.    Class 3 consists of the existing notes. The principal amount of Class 3 claims is $570,000,000. Each holder of record of a Class 3 claim will receive at that holder’s election either the new notes option, the cash payment option or a combination of both. For all purposes associated with the U.S. prepackaged plan, including voting and distributions, the Class 3 claims are allowed in the aggregate principal amount of $570,000,000, plus accrued and unpaid interest through the filing date at the non-default rate provided for in the applicable indenture. Any holder of record of a Class 3 claim that does not vote on the U.S. prepackaged plan or any holder who votes on the U.S. prepackaged plan but fails to elect whether to receive the new notes option, the cash payment option or a combination of both will be deemed to have elected the cash payment option and will receive the same distributions as the holders who affirmatively elected the cash payment option. Thus, subject to the possibility of proration as described in this prospectus and the U.S. prepackaged plan, those holders will receive only cash in connection with the distribution on their claims arising from the existing notes. Notwithstanding the above, in the event the Bankruptcy Court were to so order, or we, in our sole and absolute discretion were to so determine, a new election deadline may be established solely for the purposes of allowing those non-voting and non-electing holders to make their desired election regarding the cash option or the new notes option. In that event, any election made on or before the new election deadline will be deemed timely and given full effect. Regardless of the specific election made by the holders of the existing notes, we will make a cash payment of $110 million to redeem existing notes and issue $392.2 million principal amount of new notes if the U.S. prepackaged plan is consummated. If you elect to receive the new notes option, your payment will be prorated for cash if holders of existing notes elect or are deemed to elect less than $200 million for the cash payment option. If you elect to receive the cash payment option, your consideration will be prorated for new notes if holders of existing notes elect or are deemed to elect more than $200 million for the cash payment option. See “The Offers—Proration.”

We estimate that the weighted average value of the consideration received for each $1,000 principal amount of existing notes pursuant to the U.S. prepackaged plan will be $604.7. This value is determined by taking a weighted average of the cash consideration and new notes consideration received by a holder of existing notes, assuming that proration occurs at a ratio of 35% cash and 65% new notes. In this scenario, the value of the cash consideration received is $192.50 which is determined by multiplying $550 of cash consideration by 35%. The value of the new notes consideration received is $412.2 which is determined by discounting back to June 30, 2003, at a 20% discount rate, which we believe the existing noteholders are currently using to discount the value of the existing notes, the semi-annual interest payments and amortization payments received over the life of the new notes and multiplying the present value by 65%.

Class 3 is impaired, and the holders of claims in Class 3 are entitled to vote on the U.S. prepackaged plan.

Class 4—General Unsecured Claims.    Class 4 consists of all allowed general unsecured claims, except for administrative claims, priority tax claims or claims in classes 1 through 3, inclusive. General unsecured claims will include trade, employee and vendor claims that we intend to pay in the ordinary course of business as such claims become due and payable. Our records indicate approximately $100 million in accounts payable that would be included in Class 4, of which approximately $35 million will be paid on or prior to the effective date of the U.S. prepackaged plan, and the remaining $65 million represents long term obligations that will be paid in the ordinary course following the effective date of the U.S. prepackaged plan. We intend to seek a “first day” order permitting us to pay all allowed Class 4 claims in the ordinary course of business as they become due and payable after the commencement of the reorganization case. To the extent any allowed general unsecured claim has not been paid or satisfied by performance in full prior to the date the U.S. prepackaged plan becomes effective, the legal, equitable and contractual rights of the holders of allowed Class 4 claims are unaltered by the U.S. prepackaged plan. Without limiting the generality of the foregoing, in full satisfaction, settlement, release, and discharge of and in exchange for each allowed Class 4 claim, the holder of such claim will in our discretion, (a) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such allowed Class 4 claim entitles the holder of such claim, (b) have its allowed Class 4 claim reinstated, or (c) receive such other less favorable treatment as the parties have agreed upon in writing. We reserve the right to pay any allowed Class 4 claim on the date that such claim becomes due in the ordinary course of our business.

Class 4 is unimpaired, and the holders of claims in Class 4 are conclusively presumed pursuant to section 1126(f) of the Bankruptcy Code to have accepted the U.S. prepackaged plan and are not entitled to vote on the U.S. prepackaged plan.

Class 5—Equity Interests.    Class 5 consists of all interests of our equityholders on the date the petition for relief is filed with the U.S. Bankruptcy Court. For all purposes associated with the U.S. prepackaged plan, the Class 5 interests shall be deemed allowed. Each holder of a Class 5 interest will retain its interest to the same extent as if the reorganization case had not been commenced.

Class 5 is unimpaired, and the holders of interests in Class 5 are conclusively presumed pursuant to section 1126(f) of the Bankruptcy Code to have accepted the U.S. prepackaged plan and are not entitled to vote on the U.S. prepackaged plan.

No fractional notes to be issued

New notes will only be issued in denominations of $1,000 and multiples of $1,000. Any holder of an allowed Class 3 claim in an amount that would otherwise result in the holder receiving a fractional interest in the new notes will have their distribution of new notes rounded up to the nearest $1,000 if the fractional interest in the new notes would be greater than or equal to $500 and rounded down to the nearest $1,000 if the fractional interest in the new notes would be less than $500.

No de minimis cash payments

We will only make cash payments in whole dollars amounts. Whenever any payment of a fraction of a dollar pursuant to the U.S. prepackaged plan would otherwise be called for, the actual payment made will reflect a rounding of the fraction to the nearest whole dollar, up or down. We will not make any payment of less than twenty-five dollars ($25.00) unless a request is made in writing to us.

No accrual of postpetition interest

In accordance with section 502(b)(2) of the U.S. Bankruptcy Code, the amount of all claims against the estate shall be calculated as of the petition date. Except as otherwise provided in the plan or in an order of the U.S. Bankruptcy Court, no holder of an allowed claim shall be entitled to the accrual or payment of postpetition interest on account of its claim for any purpose; provided, however, that holders of unimpaired claims shall be entitled to postpetition interest to the extent required under any applicable agreement or by applicable non-bankruptcy law.

Special provision regarding unimpaired claims

Except as otherwise provided in the U.S. prepackaged plan, the confirmation order, any other order of the Bankruptcy Court, or any document or agreement entered into and enforceable pursuant to the terms of the U.S. prepackaged plan, nothing shall affect our rights and defenses, both legal and equitable, with respect to any unimpaired claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against unimpaired claims.

Confirmation of the U.S. prepackaged plan

If we commence a U.S. bankruptcy case, we will promptly request that the U.S. Bankruptcy Court hold a hearing to consider confirmation of the U.S. prepackaged plan, including a determination that the U.S. prepackaged plan solicitation was in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure or, if there is not any such law, rule or regulation, was made after disclosure of adequate information as defined in the U.S. Bankruptcy Code, upon such notice to parties in interest as is required by the U.S. Bankruptcy Code and the U.S. Bankruptcy Court. Rule 2002(b) of the Bankruptcy Rules requires no less than 25 days’ notice by mail of the time for filing objections to confirmation of the U.S. prepackaged plan and of the time and place of the confirmation hearing, unless the U.S. Bankruptcy Court shortens or lengthens this period. Parties in interest, including all holders of impaired claims and interests, will be provided notice by mail, or by publication if required by the U.S. Bankruptcy Court, of the date and time fixed by the U.S. Bankruptcy Court for the confirmation hearing. Section 1128(b) of the U.S. Bankruptcy Code provides that any party in interest may object to confirmation of the U.S. prepackaged plan. The U.S. Bankruptcy Court will also establish procedures for the filing and service of objections to confirmation of the U.S. prepackaged plan. Such procedures will be described to parties in interest in the notice informing them of the time for filing objections to confirmation of the U.S. prepackaged plan.

Any objections to confirmation of the U.S. prepackaged plan must be filed with the U.S. Bankruptcy Court in accordance with applicable bankruptcy rules and any procedures established by the U.S. Bankruptcy Court.

In order for the U.S. prepackaged plan to be confirmed, even assuming that the holders of Class 3 existing notes claims vote to accept the U.S. prepackaged plan, the U.S. Bankruptcy Code requires that the U.S. Bankruptcy Court determine that the U.S. prepackaged plan complies with the requirements of section 1129 of the U.S. Bankruptcy Code. Section 1129 of the U.S. Bankruptcy Code requires for confirmation, among other things, that:

•	the U.S. prepackaged plan be accepted by the requisite holders of Class 3 claims in such impaired class;

•	the U.S. prepackaged plan is feasible, that is, there is a reasonable probability that we will be able to perform our obligations under the U.S. prepackaged plan and continue to operate our business without the need for further financial reorganization; see “—Feasibility of the U.S. prepackaged plan”; and

•

the U.S. prepackaged plan meets the requirements of section 1129(a)(7) of the U.S. Bankruptcy Code, which requires that, with respect to the impaired class, each holder of a claim or interest in such class either (a) accepts the U.S. prepackaged plan or (b) receives at least as much pursuant to the

U.S. prepackaged plan as that holder would receive in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code. See “—The best interests test”.

In addition, we must demonstrate in accordance with section 1129 of the U.S. Bankruptcy Code that:

•	the U.S. prepackaged plan is proposed in good faith and not by any means forbidden by law;

•	the U.S. prepackaged plan complies with the U.S. Bankruptcy Code;

•	payments for services or costs and expenses in or in connection with the case, or in connection with the U.S. prepackaged plan, have been approved by or are subject to the approval of the U.S. Bankruptcy Court;

•	the individuals to serve as our officers and directors have been disclosed and their appointment or continuance in such office is consistent with the interests of creditors and interest holders;

•	the identity of any insider that will be employed or retained by us is disclosed, as well as any compensation to be paid to such insider;

•	all statutory fees have been or will be paid;

•	the U.S. prepackaged plan provides for the continued maintenance of retiree benefits, if any, at a certain level; and

•	if applicable, any governmental regulatory commission with jurisdiction over our rates has approved, after confirmation, any rate change provided for in the U.S. prepackaged plan.

Feasibility of the U.S. prepackaged plan

The U.S. Bankruptcy Code requires that, in order to confirm the U.S. prepackaged plan, the U.S. Bankruptcy Court must find that confirmation of the U.S. prepackaged plan will not likely be followed by the liquidation or the need for further financial reorganization. For the U.S. prepackaged plan to meet the “feasibility test,” the U.S. Bankruptcy Court must find that we will possess the resources and working capital necessary to fund our operations and that we will be able to meet our obligations under the U.S. prepackaged plan. The U.S. Bankruptcy Court may not agree with our determination or accept the projections or the assumptions underlying our determination.

We have analyzed our ability to meet our obligations under the U.S. prepackaged plan. As part of our analysis, we have considered our forecasts of our financial performance after completion of our reorganization case contained in this prospectus. These projections and the significant assumptions on which they are based are included below. We believe, based on our analysis, that the U.S. prepackaged plan provides a feasible means of reorganization from which there is a reasonable expectation that, following the effectiveness of the U.S. prepackaged plan, we will possess the resources and working capital necessary to fund our operations and to meet our obligations under the U.S. prepackaged plan.

Of the estimated $195 million that will be required to fund the U.S. prepackaged plan upon consummation, including obligations paid during the reorganization case in the ordinary course of business, $100 million will be available from an equity contribution to be made by our existing shareholders, and $8.5 million will be available from a payment to be made by AT&T. All remaining funds needed to fund the plan will be derived from our operations. In addition, as the projections below indicate, we project generating sufficient excess cash flow from our operations to meet our obligations on a going-forward basis, including our principal and interest payments under the new notes.

As indicated in the pro forma projected cash flow analysis contained in the financial information that follows, we project that we will have steadily increasing year end cash balances of between Ps.394 million and Ps.911 million in years 2003 through 2007. These balances are net of the cash that will be utilized for scheduled amortization of principal and interest under the new notes as well as cash we estimate will be required to fund our obligations under the U.S. prepackaged plan. See “Unaudited projected consolidated financial information related to feasibility analysis—Pro forma projected cash flow”. We believe that, based on the equity contribution of $100 million, the $8.5 million payment from AT&T and our projected financial performance as set forth below, the Bankruptcy Court will conclude that (i) we will be able to meet our obligations under the U.S. prepackaged plan, including our obligations under the new notes, and (ii) confirmation of the U.S. prepackaged plan will not likely be followed by a liquidation of our business or assets or the need for further financial reorganization. Based on such findings, we believe that the Bankruptcy Court will conclude that we have satisfied the “feasibility test” of section 1129 of the Bankruptcy Code.

Unaudited projected consolidated financial information related to feasibility analysis

Set forth below are financial projections with respect to the estimated effect of the transactions contemplated by the restructuring on our results of operations and cash flows for the years ending December 31, 2003 through 2007. We do not, as a matter of course, publicly disclose projections as to our future revenues, earnings or cash flow. In connection with our consideration of the restructuring, certain projections of our future financial performance of our operating businesses were prepared. Accordingly, we do not intend to review, update or otherwise revise the projections. Significant assumptions underlying the financial projections are set forth below and should be read in conjunction with “Summary—Unaudited Pro Forma Consolidated Financial Data”.

The projections are based upon a number of significant assumptions, including the completion of the U.S. prepackaged plan. Actual operating results may vary materially.

We prepared these projections to analyze our ability to meet our obligations under the restructuring and to assist each holder of a claim in determining whether to vote to accept or reject the U.S. prepackaged plan. These projections are contained in this prospectus to meet the “feasibility test” of section 1129(a)(11) of U.S. Bankruptcy Code, which must be met for the U.S. prepackaged plan to be confirmed. Accordingly, these projections should not be taken into account in making your decision whether to tender your debt securities in the exchange offers and should only be considered in connection with your decision to vote to accept or reject the U.S. prepackaged plan.

The following prospective financial information has been prepared by us and neither PricewaterhouseCoopers nor Morgan Stanley has examined compiled or reviewed the prospective financial information. The reports of PricewaterhouseCoopers included in this prospectus relate to our historical financial information only and do not extend to the prospective financial information and should not be read to do so. PricewaterhouseCoopers does not express any opinion or any other form of assurance with respect thereto.

While presented with numerical specificity, these projections are based upon a variety of assumptions which we believe are reasonable, and are subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. Consequently, the inclusion of the projections should not be regarded as a representation by us or any other person that the projections will be realized, and actual results may vary materially from those presented below. See “Risk Factors”. The financial projections are based on assumptions which we believe are reasonable but inherently contain significant uncertainties. You are cautioned not to place undue reliance on these financial projections.

Pro forma Projected Balance Sheet

(millions of nominal Pesos)

As of the year ended December 31,

	2003E	2004E	2005E	2006E	2007E
Cash and cash equivalents	394	447	665	889	911
Trade receivables	549	540	586	663	734
Real estate and equipment, net	5,453	5,148	4,955	4,686	4,360
Other assets	1,885	2,201	2,072	1,893	1,676

Total assets	8,281	8,335	8,278	8,130	7,681

Senior notes	4,118	4,258	4,234	4,120	3,692
Other debt	109	11	—	—	—
Accounts payable	612	603	593	579	606
Other payables	815	796	781	760	800

Total liabilities	5,653	5,668	5,608	5,460	5,098
Contributed capital	10,440	10,952	11,390	11,846	12,320
Accumulated losses	(7,812)	(8,285)	(8,720)	(9,175)	(9,736)

Total stockholders’ equity	2,628	2,667	2,670	2,671	2,583

Total liabilities & stockholders’ equity	8,281	8,335	8,278	8,130	7,681

Pro forma Projected Income Statement (millions of nominal Pesos) For the year ending December 31,
	2003E	2004E	2005E	2006E	2007E
Revenues	4,994	4,833	5,211	5,679	6,137
Cost of services	(2,306)	(1,865)	(1,910)	(2,078)	(2,271)
Administrative, selling and other operating expenses	(1,650)	(1,903)	(2,033)	(2,172)	(2,389)
Depreciation and amortization	(873)	(954)	(1,059)	(1,212)	(1,343)

Operating (loss) income	165	111	208	217	134
Comprehensive financial result	(854)	(315)	(189)	(199)	(198)
Other income (expenses)	2,248	—	—	—	—
Assets tax	—	(111)	(120)	(122)	(127)

Net income (loss)	1,560	(315)	(101)	(104)	(191)

Pro forma Projected Cash Flow

(millions of nominal Pesos)

For the year ending December 31,

	2003E	2004E	2005E	2006E	2007E
Operating (loss) income	165	111	208	217	134
Depreciation and amortization	873	954	1,059	1,212	1,343
Working capital changes	(157)	(59)	(69)	(111)	(2)
Asset taxes	—	(111)	(120)	(122)	(127)
Capital expenditures	(397)	(390)	(407)	(448)	(507)
Financing, net(1)	1,134	—	—	—	—

Principal amortization and interest	(1,383)	(452)	(452)	(524)	(819)

Ending cash balance	394	447	665	889	911

(1)	In 2003, amount includes the AT&T payment of $8.5 million and the capital contribution from our equity holders of $100 million.

Summary of significant assumptions. We have developed the projections to assist you in your evaluation of the U.S. prepackaged plan and to analyze its feasibility. The projections are based upon a number of significant assumptions described below. Actual operating results and cash flows may vary materially from those projected.

Closing date. Our projections assume that we do not consummate the offers, and that the U.S. prepackaged plan is confirmed and becomes effective on November 30, 2003. If the restructuring does not close by November 30, 2003, additional bankruptcy-related expenses will be incurred until such time as a new plan of reorganization is confirmed. These expenses could significantly impact our results of operations and cash flows.

Length of projections. Although the projections run through 2007, we have also internally developed projections that extend through the maturity of the new notes. Based on those projections, we believe that we will be able to pay our projected obligations when they come due through 2010.

Macroeconomic assumptions. For purposes of the macroeconomic factors assumed in the projections, we used estimates that are consistent with prevailing analyst forecasts. Projected GDP growth for the Mexican economy was estimated at 3% for the period 2003-2007. Mexican and U.S. inflation were assumed to be constant at 4.0% and 2.5%, respectively. For the period after 2003, we assumed purchasing power parity in projecting the end-of-period exchange rates.

Macroeconomic Assumptions

	2003E	2004E	2005E	2006E	2007E
Mexican GDP growth	3.0%	3.0%	3.0%	3.0%	3.0%
Mexican inflation (year-end, %)	4.0%	4.0%	4.0%	4.0%	4.0%
U.S. inflation (year-end, %)	2.5%	2.5%	2.5%	2.5%	2.5%
Year-end foreign exchange rate vs. US$	10.70	10.86	11.02	11.18	11.34
Average foreign exchange rate vs. US$	10.45	10.78	10.94	11.10	11.26

Total market lines and market share. Projected total lines in service for the Mexican market were estimated based on our management’s assessment of the market. Market lines in service are projected to grow at a 8% compounded average rate from 2003 to 2007. Our market share of total market lines in service is projected to be an average of 5% from 2003 to 2007. This estimated market share is based on our strategy to focus on the enterprise market and high-usage consumer customers.

Line usage (minutes/line/month). Line usage, which is measured in terms of minutes per line per month, is projected based on historical consumption, sensitivity to Mexican GDP growth and elasticity to long distance tariffs. Our projections assume a compounded average growth in line usage of 8% for the years 2003 to 2007.

Long distance traffic volume. Mexican-originated long distance traffic, which is domestic and international long distance outbound, is projected based on our average lines in service and line usage. The projection assumed a compounded average growth rate of 11% from 2003 to 2007 for Mexican-originated volume.

Our projections assume the end of the proportional return system in 2004; consequently, inbound and other international traffic is forecasted to decline in 2004 and slightly increase thereafter.

Long distance tariffs. Our projections consider moderate declines in Mexico-originated long distance tariffs, which includes domestic and international long distance outbound, given the limited numbers of participants in the market. Nevertheless, some downward pressure is expected on the outbound traffic, due to the expected transition to the open market system which may be in place beginning in 2004. Tariffs for the Mexico-originated long distance traffic assume an average decline of 3% per minute per year in nominal pesos over the period 2003-2007.

As a result of the end of the proportional return system in 2004, settlement rates applicable to inbound traffic are estimated to decline significantly thereafter. Settlement rates for inbound traffic are expected to decline an average of 12% per year per minute in nominal pesos over the period 2003-2007.

Local, data and internet revenues.    Our strategy is based on local, data and internet services as bulk of future growth. Market projections for those services have been validated with independent third-party views. Local, data and internet revenues project a compound annual average growth rate of 16% from 2003 to 2007.

Cost of services assumptions. We assumed the Local Switched Access rate to slightly decrease from 2003 to 2007. Special project charges assumed to be eliminated after 2004 with a benefit over direct long distance costs. Off net charges are projected to increase in nominal peso terms from 2003 to 2007 due to Mexican inflation.

Settlement cost rate is estimated to significantly decline as a result of the open market system in place since 2004. Other costs include long distance leased lines, which are projected based on long distance traffic volume, and local, data and internet costs, which are forecasted based on projected growth of required access premises.

Operating costs and expenses assumptions

Billing and Collection. Collection expenses consist of all costs associated with materials and logistics of sending bills to customers and collecting from them. We project billing and collection expenses to be approximately 2% of total revenues from 2003 to 2007.

Uncollectibles. Uncollectibles are revenues lost due to fraud, billing and system failures. We project uncollectibles expenses at approximately 2% of total revenues from 2003 to 2007.

Headcount-related. Headcount-related expenses are mainly composed of wages and salaries payable to our employees. We project headcount-related expenses, adjusted by Mexican inflation, to be an average of 17% of total revenues from 2003 to 2007.

Marketing and sales. Marketing and sales expenses include our promotions, advertising and other expenses associated with marketing and sales activities. We project marketing and sales expenses at a level of 6% of total revenues from 2003 to 2007.

Personnel Training and Travel Expenses. Personnel training expenses are based on both the number of employees and the number of courses required to be taken by our employees in order to maintain the normal operation of our business. The amount of travel expenses is subject to the number of employees enlisted. Our projections assume travel and training expenses to be between 5% and 6% of total revenues in the period 2003-2007.

Building and Office Operations. Building Operations consist primarily of maintenance expenses of our network, equipment and buildings. It also includes the rents on our administrative offices. Office Operations consist of such expenses as software and hardware licenses and maintenance, communications and office supplies in order to keep our business operating. Building and Office Operations expenses are projected based on Gross Property, Plant and Equipment. Our projections estimate Building and Office Operations Expenses at a constant level of 4% of Gross Property, Plant and Equipment.

Other items

Capital Expenditures. Our projections focus on success-based investments related to new local access, data and internet services. New Capital Expenditures are estimated to be 90% of the change in data, internet and local annual revenues. Maintenance Capital Expenditures are estimated to be 4% of total revenues from 2003 to 2007.

Comprehensive financial result. Our projections assume that the U.S. prepackaged plan is confirmed and therefore no existing notes remain outstanding. This item includes financial income and expenses related to the new notes at an 8% interest rate and the interest derived from our vendor facility and our capital lease for the period from 2003 to 2005. Exchange loss or income was estimated in accordance with the exchange rates set forth in the macroeconomic assumptions and monetary gain or loss was estimated in accordance with Mexican GAAP using the inflation rates set forth in the macroeconomic assumptions.

Depreciation and Amortization. For the existing property, plant and equipment, we assumed an average depreciation schedule of ten years. An average asset life of six years was assumed for new property, plant and equipment. Amortization expenses are related to preoperative expenses, financial expenses, frequency bands and software. The amortization rate is estimated over a ten-year period.

The best interests test

Even if the U.S. prepackaged plan is accepted by the requisite holders of Class 3 claims, section 1129(a)(7) of the U.S. Bankruptcy Code requires that in order to confirm the U.S. prepackaged plan, the U.S. Bankruptcy Court must determine that either:

•	each holder of existing notes claims in Class 3 has accepted the U.S. prepackaged plan; or

•	the U.S. prepackaged plan will provide each nonaccepting member of Class 3 existing notes claims with a recovery that has a value at least equal to the value of the distribution that such member would receive in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code.

If all members of Class 3 claims accept the U.S. prepackaged plan, the best interests test does not apply with respect to that class.

The first step in meeting the best interests test is to determine the dollar amount that would be generated from the liquidation of our assets and properties in a hypothetical Chapter 7 liquidation case. The specific assumptions related to the amount and percentage of projected asset recoveries in liquidation are set forth in the liquidation analysis below. We have assumed, as part of our analysis, that any hypothetical liquidation would result in a piecemeal sale of our assets rather than the sale of our entire business as a going concern. There are several reasons supporting that assumption, the first and foremost of which is the consequence to our various AT&T relationships. Our business is inextricably tied to the AT&T brand name, as we provide our telecommunications services in Mexico under the AT&T name. We have several agreements with AT&T, including a service mark license agreement which allows us to use the AT&T tradename in our operations. Even if that agreement could be assumed and assigned over AT&T’s objection, which we believe is subject to substantial doubt, that agreement terminates by its terms in October, 2004, unless renewed on the mutual consent of us and AT&T, at which point we would have no further ability to use the valuable AT&T name in our business. We do not believe that any third party would acquire our business as a going concern in view of the fact that our ability to use the AT&T name expires next year, and it is possible that we will be unable to assume the service mark agreement and continue to use the AT&T trademark in or after a Chapter 11 bankruptcy case without AT&T’s consent.

In addition, AT&T is a substantial customer of ours and directly accounted for approximately over 30% of our total revenues in 2002. Much of that business is governed by an International Telecommunications Service Agreement, pursuant to which AT&T directs a significant portion of its cross-border calls between Mexico and the U.S. through us. However, that agreement is terminable by AT&T on 180 days notice even in the absence of default by us. AT&T has expressed to us in unequivocal terms that, if a trustee were appointed or its ownership interest in us were to cease, it would stop channeling business to us and would exercise whatever rights it has to terminate all of its various agreements and relationships with us. Given the generally depressed state of the telecommunications industry and the extremely remote chance that a buyer would materialize to acquire our business as a going concern in a liquidation, particularly without AT&T’s support and involvement, we believe that it would be unreasonable to assume that a hypothetical liquidation would result in anything but a piecemeal liquidation of our assets. The liquidation analysis below, and the values derived therefrom, reflect that reality.

Once we have determined the total amount available from the disposition of our assets and the cash held by us at the time of the commencement of the Chapter 7 case, the next step is to reduce that total by the amount of any claims secured by those assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of our business and the use of Chapter 7 for the purposes of liquidation. Finally, the present value of that amount (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and stockholders in the strict order of priority in accordance with section 726 of the U.S. Bankruptcy Code which requires that no junior creditor receive any distribution until all senior creditors are paid in full and can be compared to the value of the property that is proposed to be distributed under the U.S. prepackaged plan on the date the U.S. prepackaged plan becomes effective.

After consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a Chapter 11 bankruptcy case, including:

•	the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to that trustee;

•	the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the “forced sale” atmosphere that would prevail, especially in the current depressed market for telecommunications assets;

•	the loss of AT&T as a significant customer and the termination of our right to use the AT&T service mark; and

•	the loss of the $100 million equity infusion from our existing equity holders and the $8.5 million payment from AT&T,

we have determined that confirmation and consummation of the U.S. prepackaged plan will provide each holder of existing notes claims with a recovery that is significantly greater than it would receive pursuant to a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code. Moreover, we believe that the value of any distributions from the liquidation proceeds to each class of allowed claims and interests in a Chapter 7 case would be less than the value of comparable distributions under the U.S. prepackaged plan because any distributions in a Chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a substantial time after the completion of that liquidation to resolve all objections to claims and prepare for distributions.

Liquidation Analysis

The following liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical Chapter 7 liquidation of our assets. The analysis is based upon a number of significant assumptions which are described below. The liquidation analysis does not purport to be a valuation of our assets and is not necessarily indicative of the values that may be realized in an actual liquidation. This analysis is required to be included in this prospectus to meet the best interests test of section 1129(a)(7)(a)(ii) of the U.S. Bankruptcy Code, which must be met for the U.S. prepackaged plan to be confirmed.

The liquidation analysis below has been prepared by us, and neither PricewaterhouseCoopers nor Morgan Stanley has examined, compiled or reviewed the liquidation analysis.

The reports of PricewaterhouseCoopers included in this prospectus relate to our historical financial information only and do not extend to the liquidation analysis and should not be read to do so. PricewaterhouseCoopers does not express any opinion or any other form of assurance with respect to the liquidation analysis below.

LIQUIDATION ANALYSIS (1)

AS OF JUNE 30, 2003

(UNAUDITED IN THOUSANDS OF MEXICAN PESOS)

PROCEEDS / ASSETS	Book Value	Recovery (value)		Recovery (rate)
		Low	High	Low	High
Cash and Cash equivalents (2)	Ps 327,890	327,890	327,890	100.0%	100.0%
Trade receivables (3)	565,631	282,816	452,505	50.0%	80.0%
Amounts due from affiliates and other related parties (4)	145,835	145,835	145,835	100.0%	100.0%
Prepaid expenses and other current assets (5)	82,382	0	0	0.0%	0.0%
Real estate and equipment (6)
Land, Buildings & Real Estate	497,418	161,356	242,034	32.4%	48.7%
Furniture, Fixtures and Hardware Equipment	179,799	21,046	47,520	11.7%	26.4%
Investments in progress & Other Assets	242,897	9,291	27,873	3.8%	11.5%
Telephone Network (7)
Engineering, Permits & Construction (8)	1,280,773	0	0	0.0%	0.0%
Fiber Optics	375,996	75,199	112,799	20.0%	30.0%
Switches & Telecommunications equipment	1,394,553	69,728	278,911	5.0%	20.0%
Systems (9)	804,218	0	0	0.0%	0.0%
Direct Access	635,458	127,092	190,637	20.0%	30.0%
Deferred charges and other assets (10)	1,178,096	0	0	0.0%	0.0%
TOTAL PROCEEDS / ASSETS	Ps 7,710,947	1,220,252	1,826,004	15.8%	23.7%

Less: administrative and priority claims
Severance and other personnel-related costs (11)		93,000	93,000
Wind-down expenses		21,000	21,000
Trustee and professional fees		8,000	8,000

		122,000	122,000
PROCEEDS / ASSETS AVAILABLE FOR DISTRIBUTION (12)		Ps 1,098,252	1,704,004

CLAIMS
Secured Claims:
Class 2 (Senior Secured Claims)	32,834

Total Secured Claims (13)	Ps 32,834

Proceeds Distribution to Class 2		32,834	32,834

Class 2 deficiency claim		0	0
Unsecured Claims:
Deficiency Claims:
Class 2 deficiency claim		0	0
Class 3 deficiency claim (Existing Notes Claims) (14)		6,811,407	6,811,407
Class 4 (General Unsecured Claims) (15)		1,816,919	1,816,919

Total Unsecured Claims		Ps 8,628,326	Ps 8,628,326

PROCEEDS AVAILABLE FOR DISTRIBUTION TO UNSECURED CLAIMS (16)		Ps 1,065,418	1,671,170	12.3%	19.4%

1.	The starting point for the liquidation analysis is the book value of our assets as of June 30, 2003. The projected book value of our assets of any later hypothetical liquidation date will be somewhat less than those reflected in this table and, accordingly, the liquidation values would be projected to be even lower than those set forth below depending on the actual date of the liquidation.
2.	Cash and cash equivalents consist of cash and temporary investments with original maturities of less than one month. Temporary investments include dollar-denominated money market deposits issued by U.S. banks with the highest credit ratings, in addition to peso-denominated paper issued by major Mexican banks. The estimated recovery for this category of assets is 100%.
3.	Trade receivables consist of amounts owed to us by our customers for services billed in Mexico, including value added tax, net of the allowance for doubtful accounts. Considering the impact of factors derived from a liquidation process, such as forced sale, negative market perception and risks and costs involved in a change of carrier to our customers, recovery value of trade receivables is estimated between 50% to 80% of its net book value.
4.	Amounts due from affiliates and other related parties consist of receivables derived from transactions with affiliates and other related parties, mainly international long distance revenues. For these assets, a recovery value of 100% is assigned.
5.	Prepaid expenses and other current assets, including mainly advertising time and maintenance expenses. Considering such expenses and assets required payment in advance under their contractual terms, a recovery value of 0% is assumed for prepaid expenses and other current assets.
6.	Real estate and equipment include land, buildings, other real estate, furniture and fixtures, hardware, investments in progress and other non-telecommunication equipment. The knowledge of our management was relied upon to determine these values. Land and buildings recovery values are estimated to be between 50% and 75%, other real estate to be between 20% and 30%, furniture and fixtures between 20% and 40%, hardware to be between 5% and 15% and investments in progress and other non-telecommunication equipment recovery values are estimated between 4% and 12%.
7.	Telephone network consists of engineering, permissions and construction, fiber optic, switches and telecommunications equipment, systems and direct access facilities. Our management believes that the recovery value of the telecommunication network components would be between 0% and 30% of their book value, based on factors such as useful life, high customization, intangible components such as software and services, low marketability, low predictable demand and the probability of a bulk sale at auction.
8.	Engineering, Permits & Construction consists of engineering and labor involved in the construction of the telecommunication network, as well as the costs of the permissions to construct the network. Management estimates that unless the network is sold as a whole working unit, these intangible elements have no meaningful value.

9.	Systems consists of the software, the systems developed and acquired including the customer care and billing platform and the technical services to support these systems. Management estimates a 0% recovery value for these intangible assets given its high customization and that the software licensees can not be transfer or assigned.
10.	Deferred charges and other assets consist primarily of preoperating expenses, capitalized fees derived from the issuance of the existing notes, frequency bands, leasehold improvements, software and other assets. Due to the nature of capitalized expenses and assets, such as preoperating expenses, issuance fees and leasehold improvement, a recovery of 0% is estimated. Under the Mexican Federal Telecommunications Act, any concession or permission to use and exploit frequency bands is non-transferable without regulatory approval and terminates in the event of liquidation of the concessionaire; therefore a recovery value of 0% is assumed for these assets. Software and other assets are mostly intangible, highly customized and non-transferable; consequently a recovery value of 0% is estimated.
11.	The total severance and related employee claims that will be due and payable is estimated at Ps. 350 million, which amount would have priority over general creditors in a liquidation under Mexican law. For purposes of this hypothetical Chapter 7 liquidation, however, we have limited the priority amount to $4,650 per employee as per Section 507(a)(3) of the Bankruptcy Code.
12.	We have assumed that, for the reasons stated above, see “The best interests test”, any liquidation would be conducted on a piecemeal rather than going concern basis and the projected recoveries described herein reflect that scenario. However, we have separately analyzed projected liquidation values based on a hypothetical sale of the business as a going concern, taking into account the loss of the AT&T’s support, trademark and business, and the projected values that would be received in that scenario are also significantly lower than the values to be derived from the consummation of the U.S. prepackaged plan.
13.	Secured claims include a capital lease contract with The Capita Corporation for telecommunication equipment.
14.	The amount provided for the Existing Notes Claims is unsecured and includes accrued interest as of June 30, 2003.
15.	General Unsecured Claims include the Hewlett Packard Credit Facility and accounts payable at June 30, 2003. In addition, General Unsecured Claims include contingencies and commitments such as outstanding performance bonds to guarantee our compliance with incurred obligations with certain authorities, customers and suppliers, outstanding commitments with suppliers to acquire equipment and other capital expenditures and non-cancelable lease agreements.
16.	We believe that a liquidation of our assets under a Mexican bankruptcy/liquidation (quiebra) case could result in similar or lower levels of recovery.

These estimated liquidation values are speculative and could vary materially from the amounts that may actually be recovered in an actual liquidation under Chapter 7 of the U.S. Bankruptcy Code. Further, many of our assets, such as our entire telecommunications network, fiber optic lines and the rest of our infrastructure, have been designed, built and deployed for use solely in our ongoing operations. In many cases, our assets might not command significant prices if purchased for uses other than in the mexican telecommunications industry.

As described above, to estimate the liquidation proceeds we assumed that our assets are disposed of in a straight liquidation during a three-month wind-down period.

If the liquidation process extended beyond 90 days, the asset recoveries would be unchanged, but the expenses associated with the liquidation would be higher, thus resulting in lower net recoveries.

Our belief that confirmation of the U.S. prepackaged plan will provide holders of the existing notes with a recovery greater than the recovery that the holders would receive pursuant to a liquidation under Chapter 7 of the U.S. Bankruptcy Code is based on a comparison of the liquidation values set forth in the liquidation analysis above with our estimate of the value of the distributions to the holders of existing notes pursuant to the U.S. prepackaged plan.

Alternatives to confirmation of the U.S. prepackaged plan

If the U.S. prepackaged plan is not confirmed, we could attempt to formulate and propose a different plan or plans of reorganization. Under the Bankruptcy Code, we will have the exclusive right to propose a plan of reorganization during the first 120 days after the commencement of the reorganization case, which period is subject to extension or reduction by the Bankruptcy Court. After the expiration of such exclusive period, any party in interest in the reorganization case could attempt to formulate and propose a different plan of reorganization. Those alternative plans, whether proposed by us or another party, could involve a reorganization and continuation of our businesses, a sale of our business as a going concern, an orderly liquidation of our assets, or any combination thereof. If no plan of reorganization is confirmed by the U.S. Bankruptcy Court, our reorganization case may be converted to a liquidation case under Chapter 7 of the U.S. Bankruptcy Code or we could voluntarily pursue or involuntarily be forced into a Concurso Mercantil.

In a Concurso Mercantil, if we are unable to reach an agreement with the majority of our unsecured creditors including the holders of existing notes, during the conciliation phase of the proceeding, we could be forced to enter the bankruptcy/liquidation phase (quiebra) of the Concurso Mercantil and could be subject to liquidation or be forced to sell all or substantially all of our assets at values substantially below going concern values. See “The Mexican Law of Commercial Reorganizations” for a description of a Mexican reorganization proceeding.

In a Chapter 7 case, a trustee would be appointed or elected with the primary duty of liquidating our assets. Typically, in a liquidation, assets are sold for less than their going concern value and, accordingly, the return to creditors would be reduced. Proceeds from liquidation would be distributed to our creditors in accordance with the priorities set forth in the U.S. Bankruptcy Code.

Because of the difficulties in estimating what our assets would bring in a liquidation and the uncertainties concerning the aggregate claims to be paid and their priority in liquidation, it is not possible to predict with certainty what return, if any, the holders of the existing notes might receive in a liquidation. Nevertheless, we believe that the most likely result would be the sale of our assets at a price which is significantly less than needed to pay our debts in full. We believe that holders of the existing notes would realize a greater recovery under the U.S. prepackaged plan than would be realized under a Chapter 7 liquidation or in the bankruptcy/liquidation phase (quiebra) of a Concurso Mercantil. Because our assets are primarily located in Mexico, it is unlikely any liquidation would be carried out under Chapter 7.

Means for implementing the U.S. prepackaged plan

Corporate matters regarding the reorganized debtor

We, as reorganized, shall continue to exist after the effective date as a separate corporate entity in accordance with the applicable Mexican law and under our Joint Venture Agreement, the Deed of Incorporation and By-Laws and any other applicable organizational and governing documents, in all cases as previously amended and in effect as of the bankruptcy filing date. Except to the extent expressly provided to the contrary in the U.S. prepackaged plan or the confirmation order or as may be necessary to effectuate the provisions of the U.S. prepackaged plan, all corporate documents in effect as of the filing date shall remain in full force and effect upon the effective date, as such documents may be modified or amended, without the need for any further corporate action, under applicable law, regulation, order, rule or otherwise. On and after the effective date, the corporate documents shall continue to govern our operation, unless amended or modified in accordance with applicable non-bankruptcy law.

Management of the reorganized debtor

Board Of Directors

Subject to our various organizational documents, on the effective date, our management, control and operation shall become the general responsibility of the board of directors of the reorganized debtor in accordance with applicable non-bankruptcy law. Except as otherwise disclosed on or before confirmation, the individuals serving as members of our board of directors as of the filing date shall continue to serve as directors. Subject to our various organizational documents, the directors will have the responsibility for our management, control, and operation on and after the effective date.

Management

We will file with the U.S. Bankruptcy Court on or prior to the date of confirmation of the U.S. prepackaged plan a schedule disclosing such additional information as is necessary to satisfy Section 1129(a)(5) of the U.S. Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as an officer or director; (2) the identity of any other insider who will be employed or retained by us; and (3) the compensation for each such individual. It is generally contemplated that we will continue to be managed by the same officers and directors who are currently our officers and directors.

Cancellation of existing securities and indebtedness

Except for the purposes of evidencing a right to distribution under the U.S. prepackaged plan and except as expressly provided in the U.S. prepackaged plan or the confirmation order, on the effective date of the U.S. prepackaged plan, and upon issuance of the new notes, (a) the existing notes indentures, and any and all existing notes, instruments or other documents evidencing the claims of the holders of the existing notes shall be deemed cancelled and extinguished and of no further force and effect, and (b) our obligations to the holders of the existing notes, and under any agreements governing the existing notes indentures, shall be discharged; provided, however, that the existing notes indentures or other agreement that governs the rights of a holder of a Class 3 claim shall continue in effect for the purposes of allowing the existing notes indenture trustee to make any distributions on account of such claims pursuant to the U.S. prepackaged plan and to perform any other necessary administrative functions in connection with the U.S. prepackaged plan. Except to the extent expressly provided in the U.S. prepackaged plan, or as may be necessary to effectuate the terms of the U.S. prepackaged plan, all other notes, instruments and other documents evidencing the claims and the interests shall continue in full force and effect upon the effective date to the same extent as if the reorganization case had not been commenced.

Authorization and issuance of new notes

On the effective date, we will issue the new notes for distribution in accordance with the provisions of the U.S. prepackaged plan by delivering the global certificate to the new indenture trustee. The new notes will be issued on the effective date, regardless of the date they are actually distributed. The new notes will be issued in global form and held of record by the nominee of The Depository Trust Company, the book-entry transfer facility. For a description of the new notes, see “Description of the New Notes”.

New equity investment

As a condition to the effective date of the U.S. prepackaged plan, our existing equity holders will make an equity infusion of $100 million in accordance with the terms and conditions of a capital contribution agreement to be executed prior to confirmation. The equity contribution will be used in part, to fund the cash portion of the distribution to be made to the holders of the existing notes who will receive a cash distribution under the U.S. prepackaged plan.

AT&T Payment

As a condition to the effective date of the U.S. prepackaged plan, AT&T Corp. or its affiliates will pay us $8.5 million in connection with the successful completion of this restructuring and our equity holders deferring the management fees payable by us to them. See “Material Relationships and Related Transactions—Other relationships and related transactions—Service mark and other fees”. This payment will be used to pay the costs and expenses of the U.S. prepackaged plan.

Exemption from certain transfer taxes

Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from us or any other person or entity pursuant to the U.S. prepackaged plan will not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and the confirmation order will direct the appropriate state or local government officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or government assessment.

Survival of indemnification and contribution claims

Notwithstanding anything to the contrary contained in the U.S. prepackaged plan, any obligations to indemnify and/or provide contribution to our directors, officers, agents, employees and representatives who are serving in that capacity on the filing date, pursuant to our corporate documents, applicable statutes or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of those directors, officers, agents, employees and representatives, based on any act or omission related to the service with, for or on our behalf prior to the effective date will not be discharged or impaired by confirmation or consummation of the plan, but will survive unaffected by the reorganization contemplated by the plan.

Severability of plan provisions

If, prior to entry of the confirmation order, any term or provision of the U.S. prepackaged plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at our request and, with the approval of our board of directors, having due regard for its fiduciary duties, after consultation with counsel, will have the power to alter and interpret that term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and that term or provision will then be applicable as so altered or interpreted. Notwithstanding any such holding, alternation, or interpretation, the remainder of the terms and provisions of the U.S. prepackaged plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration or interpretation. The confirmation order will constitute a judicial determination and will provide that each term and provision of the U.S. prepackaged plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

Payment of statutory fees

All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the confirmation hearing, will be paid on or before the effective date. All such fees that arise after effective date but prior to the closing of the reorganization case shall be paid by us.

Term of injunctions or stays

Unless otherwise provided in the plan or the confirmation order, all injunctions or stays provided for in the reorganization case under sections 105 or 362 of the U.S. Bankruptcy Code or any order of the U.S. Bankruptcy Court, and extant on the confirmation date (excluding any injunctions or stays contained in the plan or the confirmation order), will remain in full force and effect until the effective date. All injunctions or stays contained in the U.S. prepackaged plan or the confirmation order will remain in full force and effect in accordance with their terms.

Distributions

Disbursing agent

Unless otherwise ordered by the U.S. Bankruptcy Court or unless we appoint another disbursing agent, we will act as the disbursing agent under the U.S. prepackaged plan and make all distributions required thereunder. We shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the U.S. Bankruptcy Court. If otherwise so ordered, all costs and expenses of procuring any bond will be paid by us. In the event we serve as disbursing agent, we will do so without charging fees, but will be entitled to be reimbursed for reasonable expenses. Any other entity serving as the disbursing agent will be entitled to customary and reasonable fees and expenses for performing such services.

Distribution date

The distribution date will mean, with respect to distributions under the U.S. prepackaged plan to holders of allowed claims which have not already received their distributions pursuant to an order of the U.S. Bankruptcy Court or otherwise, the date, occurring as soon as practicable after the later of:

•	the effective date;
•	the date when a claim becomes an allowed claim; and
•	the date when the disbursing agent can make a distribution to a holder of allowed claims.

Distributions after allowance

To the extent that a disputed claim ultimately becomes an allowed claim, a distribution will be made to the holder of that allowed claim in accordance with the provisions of the U.S. prepackaged plan. As soon as reasonably practicable after the date that the order or judgment of the U.S. Bankruptcy Court or other applicable court of competent jurisdiction allowing any disputed claim becomes a final order, we shall provide to the holder of that disputed claim the distribution to which the holder is entitled under the U.S. prepackaged plan.

In the event of any dispute between and among holders of claims and/or the holders of a disputed claim as to the right of any person to receive or retain any payment or distribution to be made to that person under the U.S. prepackaged plan, we may, in lieu of making any payment or distribution to that person, instead hold the payment or distribution, without interest, until the disposition thereof is determined by a final order of the U.S. Bankruptcy Court or other court with appropriate jurisdiction.

Delivery of distributions

Unless otherwise provided in the U.S. prepackaged plan, all distributions to any holder of an allowed claim will be made (a) at the address of the holder in our books and records or those of our agents or (b) at the addresses set forth in any written notices of address changes delivered to the disbursing agent, other agent, or servicer, including, without limitation, by the filing of a proof of claim by such holder that contains an address different from the address reflected on our books and records for that holder. In the event that any distribution to any holder is returned as undeliverable, no distribution to that holder will be made unless and until the disbursing agent, other agent, or servicer has been notified of the then current address of that holder, at which time or as soon as reasonably practicable thereafter the distribution will be made to that holder without interest; provided that the distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of two years from the later of (i) the effective date of the U.S. prepackaged plan and (ii) the date such holder’s claim becomes an allowed claim or allowed interest. After that date, all unclaimed property or interest in property will revert to us, and the claim or interest of any other holder to that property will be discharged and forever barred. Amounts in respect of undeliverable distributions made through the disbursing agent, other agent, or servicer will be returned to us until the undeliverable distributions are claimed. Neither we nor the disbursing agent will have any obligation to attempt to locate any holder of an allowed claim or allowed interest other than by reviewing their books and records, including any proofs of claim filed against us.

Distribution of cash and new notes to holders of existing notes and surrender of instruments

On the effective date, all distributions of cash and new notes made under the U.S. prepackaged plan regarding the existing notes will be made by delivery of the global certificate and wire transfer to the indenture trustee under the applicable existing notes indenture, who, in turn, will distribute the cash and property under the terms of the existing notes indenture and after giving effect to the election made by each holder of the existing notes with respect to the cash payment option or the new notes option. The new notes will be issued in global form and will be held of record by the nominee of The Depository Trust Company, the book-entry transfer facility. As a condition of receiving any distribution described in this prospectus, on or before the distribution date, or as soon as practicable thereafter, each holder of the existing notes must surrender any instruments or certificates representing or evidencing the existing notes held by the holder to the respective indenture trustee and such existing notes shall be cancelled and extinguished. The indenture trustee for the applicable existing notes indenture will cancel and destroy the appropriate instrument or certificate, and then promptly certify to us the destruction of the appropriate instrument or certificate in accordance with the terms of the respective indentures. Any holder that fails to (a) surrender the appropriate instrument or certificate, or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the respective indenture trustee before the first anniversary of the effective date of the U.S. prepackaged plan will be deemed to have forfeited all rights and claims or interest in respect of the existing notes and will not participate in any distribution under the U.S. prepackaged plan in respect of their claims. Any cash in respect of that forfeited distribution, including interest accrued thereon, shall revert to us and all existing notes in respect of that forfeited distribution will be cancelled notwithstanding any federal, state or foreign escheat laws to the contrary.

Following distribution by the indenture trustee of the cash and new notes under the terms of the existing notes indentures, and following the cancellation and certification of the destruction of the instruments or certificates as provided above, the existing notes indenture trustee and its agents will be relieved of, and released from, all obligations associated with the existing notes arising under the existing notes indentures or under other applicable agreements or law and the existing indentures will be deemed to be discharged.

On the effective date of the U.S. prepackaged plan, or as soon thereafter as is practicable, we will pay, in cash the amounts incurred, pursuant to the existing notes indentures, to the existing notes indenture trustee, together with its agents and attorneys, including reasonable fees and expenses and costs and expenses of collection, including, but not limited to, reasonable attorneys’ fees.

Withholding and reporting requirements

In connection with the U.S. prepackaged plan and all distributions hereunder, the disbursing agent will, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions made pursuant to the U.S. prepackaged plan will be subject to any such withholding and reporting requirements. The disbursing agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements.

Satisfaction of claims or interests

Unless otherwise provided in the U.S. prepackaged plan, any distribution and deliveries to be made on account of allowed claims or allowed interests will be in complete settlement, satisfaction and discharge of the allowed claims and interest.

Waiver of subordination

The distributions under the U.S. prepackaged plan take into account the relative priority of the claims and interests in each class in connection with any contractual subordination provisions relating to that class. Accordingly, the distributions to the holders of claims and interests will not be subject to levy, garnishment, attachment, or other legal or equity process by any holder of indebtedness purportedly senior to the indebtedness of the holder of other claims and interests, by reason of contractual subordination rights. On the effective date of the U.S. prepackaged plan, all holders of claims and interests will be deemed to have waived any and all contractual subordination rights they may have for that distribution, and the confirmation order will permanently enjoin, effective as of the effective date of the U.S. prepackaged plan, all holders of claims from enforcing or attempting to enforce any of those rights with respect to distributions under the U.S. prepackaged plan.

Conditions to confirmation and the effective date

Conditions to confirmation

Confirmation of the U.S. prepackaged plan shall not occur unless and until each of the conditions set forth below has been satisfied or duly waived:

•	the capital contribution agreement shall have been duly executed and remain full force and effect;

•	the U.S. Bankruptcy Court shall have entered an order, which may be the confirmation order, in form and substance reasonably acceptable to us approving the adequacy of the disclosure statement used in connection with the solicitation of the U.S. prepackaged plan as containing “adequate information” within the meaning of section 1125 of the Bankruptcy Code; and

•	the proposed confirmation order shall be in form and substance reasonably satisfactory to us.

Conditions to effective date of the U.S. prepackaged plan

The effective date of the U.S. prepackaged plan shall not occur unless and until each of the conditions set forth below has been satisfied or duly waived by us:

•	the existing equity holders shall have made a capital contribution of $100 million;

•	AT&T shall have made an $8.5 million payment to us in connection with the successful completion of this restructuring and our equity holders deferring the management fees payable by us to them;

•	the confirmation date shall have occurred and the confirmation order will have been entered by the Bankruptcy Court;

•	the confirmation order shall have become a final order;

•	there shall not be in effect on the effective date any order or law staying, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by the U.S. prepackaged plan;

•	no request for revocation of the confirmation order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending;

•	all consents, approvals and actions of, filings with and notices to any governmental or regulatory authority necessary to permit us to perform our obligations under the U.S. prepackaged plan and consummate the transactions contemplated by the U.S. prepackaged plan, and thereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting period imposed by any governmental or regulatory authority necessary for the consummation of the transactions contemplated by the U.S. prepackaged plan shall have occurred;

•	we shall have executed and delivered all documents necessary to effectuate the issuance of the new notes;

•	all other actions, documents, and agreements necessary to implement the Plan shall have been effected or executed; and

•	a Mexican Court shall not have initiated a Concurso Mercantil and no action requesting a Concurso Mercantil or challenging the U.S. prepackaged plan shall be pending before a Mexican Court.

Waiver of conditions

Each of the conditions set forth in the U.S. prepackaged plan may be waived in whole or in part by us, without any notice to parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the effective date may be asserted by us regardless of the circumstances giving rise to the failure of such condition to be satisfied, including any action or inaction by us. Our failure to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

Effects of failure of conditions

If the conditions to occurrence of the effective date of the U.S. prepackaged plan have not been satisfied or waived in accordance with the U.S. prepackaged plan on or before the first business day that is more than 120 days after the confirmation date or by such later date as is approved by the Bankruptcy Court after notice and a hearing, then on our motion made prior to the time that all of the conditions have been satisfied or waived, the confirmation order will be vacated and of no force and effect. Notwithstanding the foregoing, the confirmation order will not be vacated if all of the conditions to the occurrence of the effective date of the U.S. prepackaged plan are either satisfied or waived prior to entry by the Bankruptcy Court of an order granting the relief requested in such motion. If the confirmation order is vacated, the U.S. prepackaged plan will be null and void in all respects, and nothing contained in the U.S. prepackaged plan will (a) constitute a waiver or release of any claims or interest or (b) prejudice in any manner the rights of the holder of any claim or interest.

Modification of U.S. prepackaged plan

The proponents of the U.S. prepackaged plan reserve the right to amend or modify before the effective date, to the extent provided by section 1127 of the U.S. Bankruptcy Code, at any time prior to the confirmation date, by amending or modifying or supplementing the U.S. prepackaged plan, the new notes indenture, any instruments or agreements to be executed and delivered pursuant to the U.S. prepackaged plan or any other documents.

If the U.S. Bankruptcy Court finds that the proposed modification does not “adversely change” the treatment of a creditor or interest holder, the modification will be deemed accepted by all those who previously accepted the plan. If the proposed modification “adversely changes” the treatment of a creditor or interest holder who has accepted the plan prior to the modification, we will solicit the acceptance of such modification from such creditors or equity holders, unless such holders have:

•	consented in writing to the modification;

•	been deemed to accept pursuant to section 1126(f) of the U.S. Bankruptcy Code; or

•	been deemed to have rejected pursuant to section 1126(g) of the U.S. Bankruptcy Code.

We reserve the right to modify or amend the U.S. prepackaged plan upon a determination by the U.S. Bankruptcy Court that the U.S. prepackaged plan, as currently drafted, is not confirmable pursuant to section 1129 of the U.S. Bankruptcy Code. To the extent such a modification or amendment is permissible under section 1127 of the Bankruptcy Code without the need to resolicit acceptances, we reserve the right to sever any provisions of the U.S. prepackaged plan that the U.S. Bankruptcy Court finds objectionable.

Withdrawal of the U.S. prepackaged plan

We reserve the right to revoke and withdraw the U.S. prepackaged plan at any time prior to the entry of the confirmation order of the U.S. Bankruptcy Court. After revocation or withdrawal, or if entry of the confirmation order of the U.S. Bankruptcy Court does not occur, the U.S. prepackaged plan will be deemed null and void. In that event, nothing contained in the U.S. prepackaged plan or ballot shall be deemed to constitute a waiver or release of any claims by or against or any interests in us, prejudice in any manner our rights or the right of any other person in any further proceedings, or constitute an admission of any sort by us or any other person.

Effects of U.S. prepackaged plan confirmation

Discharge

All consideration distributed under the U.S. prepackaged plan shall be in exchange for and in complete satisfaction, settlement, discharge and release of all claims and interests of any nature, whatsoever, including any interest accrued on such claims from and after the petition date against us, or any of our assets or properties.

Except as otherwise provided in the U.S. prepackaged plan or the confirmation order, entry of the confirmation order acts as a discharge of all claims, including claims that arose before the effective date of the U.S. prepackaged plan and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the U.S. Bankruptcy Code, against, liens on, and interests in us, our assets, and our properties, arising at any time before the confirmation date, regardless of whether or not: (a) a proof of claim or proof of interest based on such claim or interest is filed or deemed filed pursuant to section 501 of the U.S. Bankruptcy Code, (b) whether the claim or interest is allowed, or (c) the holder of a claim or interest based on such claim or interest has accepted the U.S. prepackaged plan or is entitled to receive a distribution under the U.S. prepackaged plan, subject to the occurrence of the distribution date. Upon entry of the confirmation order, and subject to the occurrence of the effective date, any holder of a discharged claim or interest will be precluded from asserting against us, our successors or our assets or properties, any future claims or interests based upon any document, instrument, act or omission, transaction or other activity of any kind or nature that occurred before entry of the confirmation order. The confirmation order will be a judicial determination of discharge of all of our liabilities, subject to the occurrence of the effective date.

Except as otherwise provided in the plan or the confirmation order and in addition to the injunction provided under sections 524(a) and 1141 of the U.S. Bankruptcy Code, on and after the effective date of the U.S. prepackaged plan, all persons who have held, currently hold or may hold a debt, claim against or interest in us which discharged under the U.S. prepackaged plan are permanently enjoined on and after the effective date, subject to the occurrence of the distribution date from taking any of the following actions on account of any such discharge, debt, claim or interest:

•	commencing or continuing in any manner any action or other proceeding of any kind with respect to any claim or interest, against us, our successors or our respective properties;

•	enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against us on account of any claim or interest;

•	creating, perfecting or enforcing any lien or encumbrance of any kind against us, our successors or our properties;

•	asserting any setoff, right of subrogation or recoupment of any kind against any obligation due from us or against the property or interest in our property on account of any claim or interest. The foregoing injunction will extend to our successors and their respective properties and interests in property.

Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.

Revesting of assets and operations of property

Except as otherwise set forth in the U.S. prepackaged plan or in the confirmation order, as of the effective date, property of our estate, together with any of our property that is property of our estates and that is not specifically disposed of pursuant to the U.S. prepackaged plan, will revest in us on the effective date free and clear of all claims, liens, encumbrances, and other interests of the holder of claims or interests. Thereafter, we may operate our business and may use, acquire, and dispose of property free of any restrictions of the U.S. Bankruptcy Code, the U.S. Bankruptcy Rules, and the U.S. Bankruptcy Court. Without limiting the generality of the foregoing, all rights, privileges, entitlements, the authorizations, grants, permits, licenses, easements, franchises, and other similar items which constitute part of, or are necessary or useful in the operation of the property of our estate or business now conducted by us, whether in the United States or Mexico, will be vested in us on the effective date of the U.S. prepackaged plan and will thereafter be exercisable and usable by us to the same and fullest extent they would have been exercisable and usable by us before the petition date. From and after the effective date, we may operate our business and use, acquire and dispose of property and settle and compromise claims or interests without supervision by the U.S. Bankruptcy Court and free of any restrictions of the U.S. Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the plan and the confirmation order.

Without limiting the generality of the foregoing, we may, without application to or approval by the U.S. Bankruptcy Court, pay professional fees and expenses that we incur after the effective date of the U.S. prepackaged plan.

Retention of causes of action

Except to the extent such rights, claims, causes of action, defenses, and counterclaims are expressly and specifically waived, released or abandoned in connection with the U.S. prepackaged plan or the confirmation order, or in any contract, instrument, release indenture or other agreement entered into in connection with the U.S. prepackaged plan, in accordance with section 1123(b) of the Bankruptcy Code:

•	any and all rights, claims, causes of action, suits, defenses, counterclaims and proceedings, whether in law or in equity, whether known or unknown, of or accruing to us or our estate against any person or entity shall remain assets of and vest in us (and we may decline to exercise any of the foregoing), whether or not litigation relating thereto is pending on the effective date, and whether or not any such rights, claims, causes of action, defenses, and counterclaims have been listed or referred to in the U.S. prepackaged plan, or any other document filed with the U.S. Bankruptcy Court; and

•	we do not waive, relinquish, or abandon (nor will we be estopped or otherwise precluded from asserting) any right, claim, cause of action, defense, or counterclaim that constitutes property of the estate: (a) whether or not that right, claim, cause of action, defense, or counterclaim has been listed or referred to in the U.S. prepackaged plan, or any other document filed with the U.S. Bankruptcy Court, (b) whether or not that right, claim, cause of action, defense, or counterclaim is currently known to us, and (c) whether or not a defendant in any litigation relating to that right, claim, cause of action, defense, or counterclaim filed a proof of claim or interest in the reorganization case, filed a notice of appearance or any other pleading or notice in the reorganization case, voted for or against the U.S. prepackaged plan, or received or retained any consideration under the U.S. prepackaged plan. Without in any manner limiting the generality of the foregoing, notwithstanding any otherwise applicable principle of law or equity, including, without limitation, any principles of judicial estoppel, res judicata, collateral estoppel, issue preclusion, or any similar doctrine, the failure to list, disclose, describe, identify, or refer to a right, claim, cause of action, defense, or counterclaim, or potential right, claim, cause of action, defense, or counterclaim, in the U.S. prepackaged plan or any other document filed with the U.S. Bankruptcy Court will in no manner waive, eliminate, modify, release, or alter our right to commence, prosecute, defend against, settle, and realize upon any rights, claims, causes of action, defenses, or counterclaims that we have or may have, as of the confirmation date. We may commence, prosecute, defend against, settle, and realize upon any of the above rights, claims, causes of action, defenses, and counterclaims in our sole discretion, in accordance with what is in our best interests.

Except for claims and interests allowed pursuant to and as provided in the U.S. prepackaged plan, nothing contained in the U.S. prepackaged plan or the confirmation order shall be deemed a waiver or relinquishment of any rights or causes of action that we may have.

Objections to claims

Except as otherwise provided in the U.S. prepackaged plan, holders of claims against and interests in us will not be required to file proofs of claim or proofs of interest with the U.S. Bankruptcy Court. We intend to make distributions, as required by the U.S. prepackaged plan, in accordance with our books and records. Unless disputed by a holder of a claim, the amount set forth in our books and records will constitute the amount of the allowed claim of the holder. If any holder of a claim disagrees with us, the holder must so advise us in writing, in which event, the claim will be a disputed claim. We intend to attempt to resolve any such disputes consensually, or through other judicial means outside the U.S. Bankruptcy Court. The determination of whether the claim will be allowed and/or the amount of the claim will determined, resolved, or adjudicated as if the reorganization case had not been commenced; provided, however, that we may, in our discretion, file with the U.S. Bankruptcy Court (or any other court of competent jurisdiction) an objection to the allowance of any claim, or any other appropriate motion or adversary proceeding with respect thereto. All such objections will be litigated to final order; provided, however, that we may compromise and settle, withdraw or resolve by any other method approved by the U.S. Bankruptcy Court, any objection to claims. In addition, we may, at any time, request that the U.S. Bankruptcy Court estimate any contingent or unliquidated claim pursuant to section 502(c) of the U.S. Bankruptcy Code regardless of whether we have previously objected to the claim or whether the U.S. Bankruptcy Court has ruled on any such objection, and the U.S. Bankruptcy Court will retain jurisdiction to estimate any claim at any time during litigation concerning any objection to any claim, including during the pendency of any appeal relating to any such objection. In the event the U.S. Bankruptcy Court estimates any contingent or unliquidated claim, that estimated amount will constitute either the allowed amount of that claim or a maximum limitation on that claim, as determined by the U.S. Bankruptcy Court. If the estimated amount constitutes a maximum limitation on that claim, we may elect to pursue any supplemental proceedings to object to any ultimate payment on that claim. All of the aforementioned claims objection, estimation, and resolution procedures are cumulative and are not necessarily exclusive of one another. Claims may be estimated and thereafter resolved by any permitted mechanism. Nothing in this section shall be construed to extend the applicable bar date, if any, or dates for the filing of proofs of claims or requests for payment in our cases, or to make timely any proof of claim or request for payment filed after the applicable bar date, to the extent applicable.

When a disputed claim or disputed interest becomes an allowed claim or allowed interest, in whole or in part, the U.S. prepackaged plan provides that the holder of that claim or interest will receive on the distribution date the property that would have been distributed to the holder on the date the U.S. prepackaged plan becomes effective if the allowed claim or allowed interest was an allowed claim or allowed interest on the date the U.S. prepackaged plan becomes effective.

Setoffs

We may, but shall not be required to, set off against any claim, other than existing notes claims, and the payments or other distributions to be made pursuant to the U.S. prepackaged plan in respect of such claim, claims of any nature whatsoever that we may have against the holder of such claim; provided, however, that neither the failure to do so nor the allowance of any such claim shall constitute a waiver or release by us of any such claim that we may have against such holder.

The holder of a disputed claim who asserts a right of setoff shall retain such right, subject to any defenses we may have, until the earlier of the time when (i) such disputed claim becomes allowed, in whole or in part, or (ii) such claim is expunged or disallowed by entry of an order of the Bankruptcy Court.

Limitation of liability

Except as otherwise provided in the U.S. prepackaged plan or the confirmation order, each of our members, equity holders, affiliates, officers, directors, agents, financial advisors, independent accountants, attorneys, employees, and representatives and their respective property shall be released from any and all claims, obligations, rights, causes of action, and liabilities which we, or any holder of an existing note or a holder of any other claim against or interest in us may be entitled to assert, whether for tort, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the confirmation date in any way relating to the reorganization case, the U.S. prepackaged plan, the prepetition restructuring efforts or the transactions contemplated herein or solicitation prior to the petition date; provided, however, that nothing herein shall release any person from any claims, obligations, rights, causes of action or liabilities arising out of such person’s fraud, gross negligence, willful misconduct or breach of fiduciary duty.

Retention of jurisdiction

The U.S. prepackaged plan provides that the U.S. Bankruptcy Court will retain and have jurisdiction of all matters arising in, arising under, and related to our reorganization case and the U.S. prepackaged plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the U.S. Bankruptcy Code.

Executory contracts and unexpired leases

To be assumed unless expressly rejected

Except as otherwise provided in the U.S. prepackaged plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the U.S. prepackaged plan, each of our executory contracts or unexpired leases that has not expired by its own terms before the effective date of the U.S. prepackaged plan that is either listed on a schedule of contracts and leases to be assumed (which will be filed, if at all, on or prior to the confirmation date), is not rejected prior to the effective date, is the subject of a motion to reject filed on or before the confirmation date upon which the U.S. Bankruptcy Court has entered an order, or has been otherwise modified or superseded by agreement of the parties thereto, will be deemed assumed as of the effective date of the U.S. prepackaged plan, pursuant to Bankruptcy Code section 365. Nothing in the U.S. prepackaged plan, any annex or schedule to the U.S. prepackaged plan, or any other document, creates any obligation or liability on our part, or on the part of any other person or entity that is not currently liable for such obligation, with respect to any executory contract or unexpired lease except as otherwise provided in the U.S. prepackaged plan. However, we shall be responsible to pay any cure amounts due with respect to our assumed contracts as immediately described below.

We currently do not intend to reject any of our executory contracts and unexpired leases.

In order to assume an executory contract or unexpired lease, we must, if there has been a default in such executory contract or unexpired lease, other than a default caused solely by the filing of our reorganization case, at the time of assumption:

•	cure, or provide adequate assurance that we will cure the default;

•	compensate or provide adequate assurance that we will promptly compensate a party to the contract or lease, for any actual pecuniary loss to that party resulting from the default; and

•	provide adequate assurance of future performance under that contract or lease.

The confirmation order will constitute an order of the U.S. Bankruptcy court under section 365 of the U.S. Bankruptcy Code approving the contract and lease assumptions and rejections described above, as of the effective date.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements, or franchises, and any other interests in real estate or rights in rem related to such premises, but excluding any agreement rejected pursuant to an order of the U.S. Bankruptcy Court.

Cure payments

Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the U.S. prepackaged plan is in default shall be satisfied under section 365(b)(1) of the U.S. Bankruptcy Code by cure. If there is a dispute regarding (a) the nature or amount of any cure, (b) our ability to provide “adequate assurance of future performance” (within the meaning of section 365 of the U.S. Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, then cure shall occur following the entry of a final order resolving the dispute and approving the assumption or assumption and assignment, as the case may be. Unless the non-debtor party to any executory contract or unexpired lease to be assumed has filed and served on us and our counsel an objection to the “cure amount” specified on the schedule of executory contracts and unexpired leases to be assumed, to the extent the schedule has been filed and the cure amount has been listed, on or before the last date established by the Bankruptcy Court to file and serve objections to confirmation of the U.S. prepackaged plan, that “cure amount” will be forever binding on the non-debtor party to the executory contract or unexpired lease. In the event no schedule of cure amounts are filed by us with respect to any or all of its executory contracts or unexpired leases, the amount of any non-debtor party’s cure claim, if any, will be unaltered by the U.S. prepackaged plan.

Rejection

Effective immediately prior to the effective date of the U.S. prepackaged plan, each executory contract or unexpired lease listed on the schedule of executory contracts and unexpired leases to be rejected (to the extent filed on or before the annex filing date) is rejected, to the extent, if any, each constitutes an executory contract or unexpired lease, and without conceding that each constitutes an executory contract or unexpired lease or that we have any liability under each. Listing a contract or lease on the schedule is not deemed an admission by us that the contract is an executory contract or unexpired lease or that we have any liability under the contract. We reserve the right at any time before confirmation to amend the schedule of executory contracts and unexpired leases to be rejected, including to (a) delete any executory contract or unexpired lease listed on the schedule and provide for its assumption or (b) add any executory contract or unexpired lease to the schedule, thus providing for its rejection. We will provide notice of any amendment of the schedule to the party to the affected executory contract or unexpired lease and the U.S. Trustee.

The confirmation order will constitute an order of the U.S. Bankruptcy Court under section 365 of the U.S. Bankruptcy Code approving all rejections described above, as of the effective date. If the rejection by us pursuant to the U.S. prepackaged plan or otherwise, of an executory contract or unexpired lease results in a claim that is not theretofore evidenced by a timely filed proof of claim or a proof of claim that is deemed to be timely filed under applicable law, then that claim will be forever barred and will not be enforceable against us or the reorganized debtor, unless a proof of claim for damages arising from the rejection under the U.S. prepackaged plan of an executory contract or unexpired lease is filed within thirty (30) days after the mailing of notice of confirmation or be forever barred and unenforceable against us and our properties and barred from receiving any distribution under the U.S. prepackaged plan. Nothing in the U.S. prepackaged plan should be construed to extend any previously expired bar date for any party to any contract or lease rejected pursuant to any prior U.S. Bankruptcy Court order. Any such claims that become allowed claims will be classified in Class 4 of the U.S. prepackaged plan.

Contracts or leases entered into after the date of commencement of our reorganization case will be performed by us in the ordinary course of business.

We currently do not intend to reject any executory contracts or unexpired leases, though we reserve the right to do so as described above.

Compensation and benefit plans and treatment of retirement plans

Except to the extent previously assumed by an order of the Bankruptcy Court before the confirmation date, all of our employee compensation and benefit plans, if any, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into by us before or after the petition date and not since terminated, shall be deemed to be, and shall be treated as if they were, executory contracts that are assumed under the U.S. prepackaged plan, and our obligations under such programs shall survive confirmation and shall be assumed except for (i) executory contracts or benefit plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (ii) such executory contracts or benefit plans as have previously been rejected are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any benefit plans or contracts; provided, however, that our obligations, if any, to pay “retiree benefits” as defined in section 1114(a) of the Bankruptcy Code shall continue and shall be assumed by us.

Miscellaneous U.S. prepackaged plan provisions

Sources and uses of funds

We estimate that approximately $195 million will be required to make the cash payments that are to be made pursuant to the provisions of the U.S. prepackaged plan, i.e., the cash payment option, the cash required to pay administrative claims, trade claims and employee expenses during our reorganization case. We estimate that the $100 million contribution from our equity holders, the $8.5 million payment from AT&T, and our existing cash flow from operations will be sufficient to cover our cash obligations under the U.S. prepackaged plan, as well as provide us with sufficient working capital to meet our ongoing obligations and any additional cash needs.

Treatment of trade creditors and employees during our reorganization case

We intend promptly following the commencement of our reorganization case to seek U.S. Bankruptcy Court approval of various measures designed to ensure that our trade creditors and employees are unaffected by the filing.

We intend to seek the approval of the U.S. Bankruptcy Court, promptly following the commencement of our reorganization case, to make payments in the ordinary course of business in respect of claims of trade creditors. However, the U.S. Bankruptcy Court may not permit an early payment of the claims of trade creditors. In any event, the U.S. prepackaged plan provides that valid claims of general unsecured creditors (including trade creditors) are to be paid in full and that the holders of those claims will not be required to file a proof of claim or take any other formal action to obtain payment.

Salaries, wages, expense reimbursements, accrued paid vacations, health-related benefits, severance benefits and similar benefits of our employees will be unaffected by the U.S. prepackaged plan. To ensure the continuity of our work force and to further accommodate the unimpaired treatment of employee benefits, we intend to seek the approval of the U.S. Bankruptcy Court, promptly following the commencement of our reorganization case, to pay all accrued prepetition salaries or wages, expense reimbursements and severance benefits, to permit employees to utilize their paid vacation time which accrued prior to the commencement of our reorganization case (so long as they remain our employees) and to continue paying medical benefits under our health plans. However, the U.S. Bankruptcy Court may not permit early payment of employee claims and health benefits. In any event, the U.S. prepackaged plan provides for all employee claims and benefits to be paid or honored no later than the date the U.S. prepackaged plan becomes effective or the date when such payment or other obligation becomes due and performable. Employees shall not be required to file a proof of claim or take any other formal action to obtain such payment.

We estimate that payments to trade creditors and employees will total approximately $50 million over 45 days.

In addition to any orders relating to the payment of prepetition claims of trade creditors, customers and employees, before the date the bankruptcy petition is filed, we intend to seek certain orders very shortly after commencement of our reorganization case, including the following (if necessary):

•	an order authorizing the retention of professionals, including Milbank, Tweed, Hadley & McCloy LLP and other accountants, attorneys and financial advisors as needed in connection with our reorganization case;

•	an order authorizing the retention of ordinary course professionals without the filing of individual retention applications and affidavits;

•	an order authorizing us (a) to continue our current cash management system, (b) to maintain prepetition bank accounts and (c) to continue use of existing business forms and existing books and records;

•	an order to permit us to use our current internal financial records and to be relieved from the filing of certain forms and schedules otherwise required by the “United States Trustee Operating Guidelines and Reporting Requirements” (the “Guidelines”) to the extent the Guidelines are inconsistent with those current internal financial records;

•	an order authorizing us to continue our current investment guidelines and invest our available cash in the customary manner and consistent with past practices;

•	an order fixing the dates for the hearings on the adequacy of the disclosure contained in this prospectus and the U.S. prepackaged plan solicitation and confirmation of the U.S. prepackaged plan;

•	an order enjoining the continuation of collection or other enforcement actions against us pending confirmation of the U.S. prepackaged plan; and

•	such other orders as are typical in reorganization cases or that may be necessary for the preservation of our assets or for confirmation of the U.S. prepackaged plan.

This list is subject to change depending upon our needs in connection with our operations during our reorganization case. Failure of the U.S. Bankruptcy Court to enter one or more of these orders, or a delay in doing so, could result in our reorganization case becoming protracted and could delay, perhaps materially, the hearing on, and the ultimate confirmation of, the U.S. prepackaged plan.

Substantial consummation

Substantial consummation of the U.S. prepackaged plan under Bankruptcy Code section 1101(2) shall be deemed to occur on the effective date upon the closing of transactions contemplated by the U.S. prepackaged plan.

Treatment of holders of indemnity claims

We believe that our various indemnity obligations, including those in favor of our present and former directors and our professionals, as applicable, would constitute general unsecured claims in Class 4 under the U.S. prepackaged plan, which are unimpaired and which survive the confirmation of the U.S. prepackaged plan. The U.S. prepackaged plan provides specifically with regard to those indemnity claims that they will survive confirmation of the U.S. prepackaged plan, remain unaffected thereby, and not be discharged, regardless of whether indemnification is owed in connection with an event occurring before or after the commencement of our reorganization case.

We currently have obligations pursuant to our joint venture agreement to indemnify our directors against any and all claims that may be made against them as a result of their services to us to the extent permitted by applicable law. It is our intention that this obligation to indemnify extend to the fullest extent permitted by sections 1123 and 1141 of the U.S. Bankruptcy Code. This indemnification is in addition to, and does not supersede, the “safe harbor” from liability provided by section 1125(e) of the U.S. Bankruptcy Code for violation of applicable laws governing the solicitation of votes on a plan or the offer, issuance, sale or purchase of securities in connection with a plan.

The U.S. prepackaged plan solicitation

Upon the terms and subject to the conditions set forth herein, we are soliciting acceptances of the U.S. prepackaged plan from holders of the existing notes on the voting record date, which is the same as the solicitation expiration date. Procedures for voting by beneficial owners of the existing notes and, if a beneficial owner is not also the record holder, procedures for voting in conjunction with the record holder, are discussed below. The term “beneficial owner” includes any person who has or shares, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, the power to vote or direct the voting of a security or other claim and/or dispose or direct the disposition of a security even though that person may not be the registered holder or holder of record on our books as of the close of business on the “voting record date.” For purposes hereof, “record holder” means a holder in whose name a security is registered or held of record on our books as of the close of business on the voting record date. The voting record date for purposes of voting on the U.S. prepackaged plan is the close of business 30 business days from and including the date of this prospectus on October 2, 2003, which is the same as the solicitation expiration date.

Voting by holders

Record holders of the existing notes will receive with this prospectus a form of ballot to be used for voting to accept or reject the U.S. prepackaged plan. In addition, record holders who are likely to be brokerage firms, commercial banks, trust companies or other nominees (collectively, “nominees”) will receive a form of master ballot which is to be used by nominees to record the votes of the beneficial owners for whom they hold the notes. Beneficial owners who are not the record holders of notes on the voting record date will vote on the U.S. prepackaged plan through their respective record holders by returning to the nominee a completed ballot for inclusion by such nominee in the total amount of notes voted by such nominee on the corresponding master ballot.

Record holders of the existing notes who are also beneficial owners should complete the ballot they receive and return it to the voting agent in the envelope provided so that it is received by the voting agent no later than the solicitation expiration date.

Item 4 of each ballot provides each beneficial owner with the opportunity to make an election regarding whether to receive the new notes option or the cash payment option or a combination of both, subject to the proration, if the U.S. prepackaged plan is confirmed. You should carefully fill out Item 4 of the ballot. If you do not make an election in Item 4 (even if you return a ballot voting on the U.S. prepackaged plan) or you do not return a ballot, you will be deemed to elect the cash payment option. You may make an election in Item 4 even if you vote to reject the U.S. prepackaged plan.

Nominees will receive, in addition to this prospectus, a form of ballot which beneficial owners will use to instruct their nominees to cast their votes for or against the U.S. prepackaged plan. Nominees should:

•	promptly provide copies of this prospectus and the ballot to their beneficial owners who are their customers or who are the beneficial owners for whose account they hold; and

•	request those beneficial owners to vote on the U.S. prepackaged plan and to forward a properly completed ballot, as instructed by that nominee, to the nominee.

A nominee collecting the ballots of its customers should instruct its customers to return their ballots to the nominee and should compile the votes of the beneficial owners who return executed ballots. Any such nominee should complete a master ballot indicating the total amount of securities and number of beneficial owners of securities for which it received ballots, and the total amount of securities and the number of beneficial owners of securities voted to accept or to reject the U.S. prepackaged plan, and return the master ballot to the voting agent, prior to the solicitation expiration date. The nominee should also retain all ballots it receives from its beneficial owners for disclosure to the U.S. Bankruptcy Court if necessary. A nominee who is also the beneficial owner of securities, registered in its own name on the voting record date, should execute a ballot to cast its own vote and then record that vote on the master ballot to be returned.

The decision to vote on the U.S. prepackaged plan is completely independent from the decision of whether or not to tender your existing notes in the offers. Your participation in the offers will not constitute acceptance or rejection of the U.S. prepackaged plan. Therefore, you are encouraged to vote to accept or reject the U.S. prepackaged plan regardless of whether you choose to participate in the offers. In addition, holders of the existing notes who are not accepting the offers should not return their existing notes with the ballot, whether or not they vote to accept or reject the U.S. prepackaged plan.

Please note that a vote by a holder of the existing notes to accept the U.S. prepackaged plan or a failure to object to confirmation of the U.S. prepackaged plan does not constitute the acceptance or acknowledgement by the holder of the accuracy of any of the statements, representations, valuations, forecasts or other information contained in this prospectus and may not be used by us or any other person as an admission of any kind on the part of the holder. A vote by any holder to accept the U.S. prepackaged plan may be used by us solely for purposes of determining and representing to the U.S. Bankruptcy Court the acceptance or rejection of the U.S. prepackaged plan.

Please see the ballots, master ballots and accompanying instructions for more detailed instructions for completing and executing the ballots and master ballots.

Solicitation Expiration Date; Extensions; Amendments

The solicitation of votes on the U.S. prepackaged plan pursuant to this prospectus will expire on the solicitation expiration date, which is 11:59 p.m., New York City time, 30 business days from and including the date of this prospectus on October 2, 2003 unless the date is extended as set forth below, in which case the date to which it is extended will be the solicitation expiration date. Except to the extent we so determine and as permitted by the U.S. Bankruptcy Court, ballots that are received after 11:59 p.m., New York City time, on the solicitation expiration date will not be accepted or used by us in connection with our request for confirmation of the U.S. prepackaged plan.

We expressly reserve the right, at any time or from time to time, to extend the period of time for which the solicitation of acceptances of the U.S. prepackaged plan is to remain open by giving oral or written notice to the voting agent of such extension. Any extension of the expiration of the solicitation period will be followed by a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled solicitation expiration date. Without limiting the manner in which we may choose to make the public announcement, we will not have any obligation, unless otherwise required by law, to publish, advertise or otherwise communicate any public announcement other than by making a timely release to the Dow Jones News Service. During any extension of the U.S. prepackaged plan solicitation, all ballots previously given will remain subject to all the terms and conditions of the U.S. prepackaged plan solicitation, including the withdrawal and revocation rights specified in this prospectus.

We expressly reserve the right to amend, at any time and from time to time, the terms of the U.S. prepackaged plan solicitation or to terminate the U.S. prepackaged plan solicitation and not accept any ballots or master ballots. If we make a material change in the terms of the U.S. prepackaged plan solicitation, we will disseminate additional solicitation materials and will extend the solicitation period, in each case to the extent required by law.

Termination

Notwithstanding any provisions of the U.S. prepackaged plan solicitation, we will not be required to accept any ballot or master ballot and we may terminate this U.S. prepackaged plan solicitation at our option at any time on or after the date of the commencement of the U.S. prepackaged plan solicitation. Any termination of the U.S. prepackaged plan solicitation prior to the solicitation expiration date will be followed by a public announcement of the termination not later than 9:00 a.m., New York City time, on the next business day after the termination.

Agreements upon furnishing ballots

In addition, by executing and delivering a ballot to a brokerage firm, commercial bank, trust company or other nominee for the purpose of reflecting a vote in that nominee’s master ballot, a beneficial owner will authorize and consent to the delivery of that beneficial owner’s ballot to the voting agent by that brokerage firm, commercial bank, trust company, or other nominee upon the written request therefor by us or the voting agent.

Listing of the new notes

If the new notes are issued pursuant to the U.S. prepackaged plan, they will not be listed on any exchange.

Miscellaneous

Any ballot that is executed and returned but does not indicate an acceptance or rejection of the U.S. prepackaged plan (or that indicates both an acceptance and a rejection of the U.S. prepackaged plan) will be deemed to constitute an abstention with respect to the U.S. prepackaged plan. Failure by a beneficial owner or record holder to send a signed ballot will also be deemed to constitute an abstention with respect to the U.S. prepackaged plan.

Any ballot or master ballot that is executed, returned and indicates either an acceptance or rejection of the U.S. prepackaged plan but in which the information pertaining to the securities being voted has been misstated or is not stated by the owner will be deemed to constitute a vote of the total amount of the securities of that type held of record or held through a nominee by the owner and which could validly have been voted by said ballot or master ballot, as indicated.

Unless a ballot or master ballot is completed acceptably and timely submitted to the voting agent on or prior to the solicitation expiration date, together with any other documents required by that ballot, we may, unless the U.S. Bankruptcy Court determines otherwise, in our sole discretion, reject such ballot or master ballot as invalid and, therefore, decline to utilize it in connection with seeking confirmation of the U.S. prepackaged plan by the U.S. Bankruptcy Court. For more specific information regarding the address to which the ballot(s) should be returned, refer to the instructions accompanying the ballot(s) or master ballot(s) or contact the voting agent at any of its addresses or phone numbers set forth on the back cover of this prospectus.

In no case should a ballot be delivered to us or the indenture trustees of the existing notes, DTC, the dealer manager and solicitation agent.

If you have any questions as to voting on the U.S. prepackaged plan, contact the information agent at its address or phone number set forth on the back cover of this prospectus.

Certifications

By executing and returning a ballot, a person or entity

•	will certify that such person or entity is the beneficial owner on the voting record date, which is the same as the solicitation expiration date (or has a duly executed proxy from the beneficial owner) of the claims or interests being voted and that such person or entity has full power and authority to vote to accept or to reject the U.S. prepackaged plan;

•	will certify that such person or entity has received and/or has had an opportunity to review a copy of this prospectus and the other applicable solicitation materials and will acknowledge that the U.S. prepackaged plan solicitation is being made pursuant to the terms and conditions set forth in this prospectus; and

•	will acknowledge that the submission of a ballot will constitute a request of the beneficial owner to be treated as the holder of record of the securities to which the ballot related within the meaning of Bankruptcy Rule 3018(b).

A broker, dealer, commercial bank, trust company or other nominee which is a record holder of notes will prepare, execute and deliver master ballot(s) to the voting agent to reflect the votes of the beneficial owners for whom it holds securities. By executing and returning a master ballot(s) the nominee:

•	will certify that each such master ballot is an accurate compilation of the information included in the completed and executed ballots received from its beneficial owners;

•	will certify that the nominee will retain in its files for disclosure to the U.S. Bankruptcy Court, if ordered, all ballots submitted to it, or copies thereof, until the earlier to occur of the entry of a final order confirming the U.S. prepackaged plan or the entry of a final decree closing our reorganization case;

•	will certify that the nominee has provided a copy of the prospectus and other applicable solicitation materials to each beneficial owner included in that master ballot and will acknowledge that the solicitation is subject to all the terms and conditions set forth in the prospectus;

•	will certify that the nominee has received a duly completed and executed ballot, including all certifications required in the ballot, from each beneficial owner included in the master ballot;

•	will certify that the nominee is the record holder (or holds a written proxy to vote on behalf of the record holder) of the securities included in each master ballot and/or has full power and authority to vote to accept or to reject the U.S. prepackaged plan and will acknowledge that the submission of the master ballot will constitute a request of that nominee to be treated as the holder of record of the securities to which that master ballot relates within the meaning of Bankruptcy Rule 3018(b); and

•	will provide the total amount of notes in each respective master ballot voted to accept and voted to reject the U.S. prepackaged plan.

Waiver of irregularities

Unless otherwise directed by the U.S. Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance and revocation or withdrawal of master ballots or ballots will be determined in our sole discretion, which determination will be final and binding. We also expressly reserve the right to reject any and all master ballots or ballots not in proper form the acceptance of which would, in our opinion or in the opinion of our counsel, be unlawful. We further expressly reserve the right to waive any defects or irregularities or conditions of delivery as to any particular master ballot or ballot. Our interpretation (including of the master ballot or ballot and the respective instructions to the master ballot or ballots), unless otherwise directed by the U.S. Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of master ballots or ballots must be cured within such time as we (or the U.S. Bankruptcy Court) determine. Neither we nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of, nor notices of revocation or withdrawal of master ballots or ballots, nor will any of them incur any liabilities for failure to provide such notifications. Unless otherwise directed by the U.S. Bankruptcy Court, delivery of those master ballots or ballots will not be deemed to have been made until such irregularities have been cured or waived. Master ballots or ballots previously furnished (and as to which any irregularities have not been cured or waived) will be invalidated.

Withdrawal; Revocation rights

Acceptances or rejections of this U.S. prepackaged plan may be withdrawn or revoked at any time prior to the commencement of the U.S. Bankruptcy case by the beneficial owner on the voting record date, which is the same as the solicitation expiration date, who completed the original master ballot or ballot, or by the nominee who completed the master ballot in that beneficial owner’s name, as the case may be. We do not intend to commence a reorganization case prior to the solicitation expiration date, although we reserve the right to do so in our sole discretion. After commencement of our reorganization case, withdrawal or revocation of votes accepting or rejecting the U.S. prepackaged plan and changes to your election to receive the cash payment option, the new notes option or a combination of both may be effected only with the approval of the U.S. Bankruptcy Court. Your votes and elections in the U.S. prepackaged plan will be binding upon any subsequent owner, purchaser, transferee or holder of your existing notes.

Acceptances or rejections in regard to the U.S. prepackaged plan may be withdrawn or revoked prior to commencement of our reorganization case by complying with the following procedures: (1) a beneficial owner of notes should deliver a written notice of withdrawal or revocation to the record holder for endorsement and delivery to the voting agent and (2) a record holder of notes who voted securities held for their own account should deliver a written notice of withdrawal or revocation to the voting agent. To be effective, a notice of revocation and withdrawal must:

•	be timely received by the voting agent at its address specified on the back cover of this prospectus,

•	specify the name and/or customer account number of the beneficial owner whose vote on the U.S. prepackaged plan is being withdrawn or revoked,

•	contain the description of the claim as to which a vote on the U.S. prepackaged plan is withdrawn or revoked, and

•	be signed by the beneficial owner of the claim who executed the ballot reflecting the vote being withdrawn or revoked, or by the nominee who executed the master ballot reflecting the vote being withdrawn or revoked, as applicable, in each case in the same manner as the original signature on the ballot or master ballot, as the case may be.

After the commencement of our reorganization case, a notice of withdrawal of a previously furnished ballot or master ballot and changes to your election to receive the cash payment option, the new notes option or a combination of both will not be effective without the approval of the U.S. Bankruptcy Court.

Fees and expenses

Arrangements may be made with brokerage firms and other custodians, nominees and fiduciaries to forward the material regarding the U.S. prepackaged plan solicitation to beneficial owners. We will reimburse those agents for reasonable out-of-pocket expenses incurred by them in connection with the U.S. prepackaged plan, but no compensation will be paid for their services.

The voting agent will receive reasonable and customary compensation for its services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain expenses in connection with the U.S. prepackaged plan. All questions regarding the U.S. prepackaged plan solicitation should be directed to the information agent. All deliveries to the voting agent relating to the U.S. prepackaged plan solicitation should be directed to the address set forth on the back cover of this prospectus and included in the solicitation materials.

Requests for information or additional copies of this prospectus, voting instructions, master ballots or ballots should be directed to the information agent at its address or phone number set forth on the back cover of this prospectus.

Restriction on transfer of securities

The securities to be issued pursuant to the U.S. prepackaged plan may be freely transferred by most recipients thereof, and all resales and subsequent transactions in the new securities will be exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to those securities. Section 1145(b) of the U.S. Bankruptcy Code defines four types of “underwriters”:

(1)	persons who purchase a claim against, an interest in, or a claim for administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

(2)	persons who offer to sell securities offered under a plan for the holders of those securities;

(3)	persons who offer to buy securities for the holders of those securities, if the offer to buy is (a) with a view to distributing the securities or (b) made under a distribution agreement; and

(4)	a person who is an “issuer” with respect to the securities, as the term “issuer” is defined in section 2(11) of the Securities Act.

Under section 2(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

To the extent that persons deemed to be “underwriters” receive securities pursuant to the U.S. prepackaged plan, resales by those persons would not be exempted by section 1145 of the U.S. Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be “underwriters,” however, may be able to sell those securities without registration, subject to the provisions of Rule 144 under the Securities Act, which permits the public sale of securities received pursuant to the U.S. prepackaged plan by “underwriters,” subject to the availability to the public of current information regarding the issuer, volume limitations and certain other conditions.

Whether or not any particular person would be deemed to be an “underwriter” with respect to any security to be issued pursuant to the U.S. prepackaged plan would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any person would be an “underwriter” with respect to any security to be issued pursuant to the U.S. prepackaged plan.

Given the complex, subjective nature of the question of whether a particular person may be an underwriter, we make no representation concerning the right of any person to trade in the new notes to be distributed pursuant to the U.S. prepackaged plan. We recommend that potential recipients of the new notes consult their own counsel concerning whether they may trade such securities freely.

Securities law matters

To the extent that the issuance, transfer or exchange of the securities to be issued under the U.S. prepackaged plan are not exempt under section 1145 of the U.S. Bankruptcy Code, the issuance, transfer and exchange of the securities to be issued under the U.S. prepackaged plan will be pursuant to an effective registration statement (File No. 333-106329).

Certain transactions by stockbrokers

Under section 1145(a)(4) of the U.S. Bankruptcy Code, stockbrokers are required to deliver a copy of this prospectus (and supplements to this prospectus, if any, if ordered by the U.S. Bankruptcy Court) at or before the time of delivery of securities issued under the U.S. prepackaged plan to their customers for the first 40 days after the date the U.S. prepackaged plan becomes effective. This requirement specifically applies to trading and other aftermarket transactions in such securities.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
	High	Low	Average(1)	Period End
Year
1994(2)	Ps. 5.75	Ps. 3.11	Ps. 3.48	Ps. 5.00
1995	8.05	5.27	6.53	7.74
1996	8.05	7.33	7.64	7.90
1997	8.41	7.72	7.97	8.07
1998	10.63	8.04	9.25	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.33	9.14
2002	10.43	9.00	9.66	10.43

Month
February 2003	11.06	10.77	10.95	11.03
March 2003	11.24	10.66	10.91	10.78
April 2003	10.77	10.31	10.59	10.31
May 2003	10.42	10.11	10.25	10.34
June 2003	10.74	10.24	10.50	10.46
July 2003	10.59	10.34	10.46	10.59

(1)	Average of month-end rates.
(2)	Beginning on December 22, 1994, the Mexican government eliminated the foreign exchange band and the Banco de México discontinued open market transactions to stabilize the Peso.

On August 19, 2003 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps.10.80 per 1.00 U.S. dollar.

From late 1982 until November 11, 1991, Mexico maintained a dual foreign exchange rate system, consisting of a “controlled” exchange rate and a “free” exchange rate. The controlled rate applied to specified transactions, and the free exchange rate applied to all other transactions. Mexico repealed its exchange control rules effective November 11, 1991, and now has a free market for foreign exchange, although it is possible that a more restrictive exchange control policy will be imposed in the future.

Prior to December 22, 1994, the Banco de México kept the Peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. During this period, the Banco de México generally intervened to reduce day-to-day fluctuations in the exchange rate. From November 11, 1991 through October 20, 1992, the upper limit of the prescribed range, expressed in terms of Pesos per U.S. dollar, rose by Ps. 0.0002 per day, equivalent to a maximum devaluation of the Peso with respect to the U.S. dollar of approximately 2.4% per year and the lower limit was Ps. 3.0562 per U.S. dollar. From October 20, 1992 until December 20, 1994, the upper limit of the prescribed band increased by Ps. 0.0004 per day, equivalent to a maximum devaluation of the Peso of approximately 4.8% per year. On December 20, 1994, the Mexican government increased the ceiling of the trading band by Ps. 0.53, equivalent to an effective devaluation of 15.3%.

On December 22, 1994, the Mexican government announced its decision to suspend intervention by the Banco de México and to allow the Peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico’s current account deficit, the declining level of the Banco de México’s foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty.

The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations including the existing notes and the new notes and to make additional capital expenditures. In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours.

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes and the new notes.

USE OF PROCEEDS

We will not receive any proceeds from the offers or the U.S. prepackaged plan. However, if the offers are consummated or the U.S. prepackaged plan is confirmed, our equity holders will provide us with a capital contribution in the amount of $100 million and AT&T will make an additional $8.5 million payment. We will use the equity holder contribution, the AT&T payment and cash available generated from our operations to fund the cash payment option and to pay all expenses in connection with the offers and the U.S. prepackaged plan. We expect costs and expenses of these offers and the U.S. prepackaged plan to be approximately $9 million. Those expenses include fees and expenses of our advisors, the dealer manager, the exchange agent and trustee, expenses of soliciting dealers and processing fees, accounting and legal fees and printing costs, among others.

RATIO OF EARNINGS TO FIXED CHARGES

Under Mexican GAAP, due to our losses, the ratio of earnings to fixed charges was less than 1 to 1 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the six-month period ended June 30, 2003, on a historical and pro forma basis.

Under US GAAP, the ratio of earnings to fixed charges was less than 1 to 1 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the-six month period ended June 30, 2003 on a historical basis.

	Millions of Mexican Pesos					Six Months Ended June 30, 2003
	Year Ended December 31,
	1998	1999	2000	2001	2002
Deficiency in coverage of fixed charges
Mexican GAAP	3,021	470	562	666	1,417	337
U.S. GAAP	2,854	341	453	570	1,321	287
Pro forma ratio of earning to fixed charges under U.S. GAAP
Scenario 1	—	—	—	—	—	1.3
Scenario 2	—	—	—	—	—	1.6
Scenario 3	—	—	—	—	—	2.4
Pro forma deficiency in coverage of fixed charges
Scenario 1
Mexican GAAP	—	—	—	—	986	111
U.S. GAAP	—	—	—	—	695	—
Scenario 2
Mexican GAAP	—	—	—	—	1,009	123
U.S. GAAP	—	—	—	—	662	—
Scenario 3
Mexican GAAP	—	—	—	—	960	97
U.S. GAAP	—	—	—	—	592	—

For the purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before provisions for income tax plus fixed charges (without duplication of capitalized interest). Fixed charges consist of interest expense (expensed or capitalized), plus the estimated interest portion of rent expense (estimated to be one-third of rents expensed or capitalized).

CAPITALIZATION

The following table sets forth the cash, short-term debt and total capitalization of Alestra on a consolidated basis as of June 30, 2003, in accordance with Mexican GAAP and as adjusted as described below. The information included in the table below is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Alestra’s financial statements, all appearing elsewhere in this prospectus.

	90% participation				95% participation				100% participation
	As of June 30, 2003 (1)				As of June 30, 2003 (2)				As of June 30, 2003 (3)
	(in millions of Pesos)		(in millions of Dollars)		(in millions of Pesos)		(in millions of Dollars)		(in millions of Pesos)		(in millions of Dollars)
	Actual	As Adjusted	Actual	As Adjusted	Actual	As Adjusted	Actual	As Adjusted	Actual	As Adjusted	Actual	As Adjusted
Cash and cash equivalents	327.9	269.9	31.3	25.8	327.9	269.9	31.3	25.8	327.9	269.9	31.3	25.8
Short-term debt:
The existing notes	5,974.1	597.4	571.1	57.1	5,974.1	298.7	571.1	28.6	5,974.1	0.0	571.1	0.0
Other	111.0	111.0	10.6	10.6	111.0	111.0	10.6	10.6	111.0	111.0	10.6	10.6
Total short-term debt	6,085.1	708.4	581.7	67.7	6,085.1	409.7	581.7	39.2	6,085.1	111.0	581.7	10.6
Long-term debt:
The new notes	0.0	3,477.3	0.0	332.4	0.0	3,793.9	0.0	362.7	0.0	4,110.6	0.0	393.0
Other	49.8	49.8	4.8	4.8	49.8	49.8	4.8	4.8	49.8	49.8	4.8	4.8
Total Long-term debt:	49.8	3,527.1	4.8	337.2	49.8	3,843.7	4.8	367.5	49.8	4,160.4	4.8	397.8
Stockholders’ equity:
Capital stock	9,159.0	10,207.1	875.6	975.8	9,159.0	10,207.1	875.6	975.8	9,159.0	10,207.1	875.6	975.8
Accumulated losses	(8,279.8)	(6,762.5)	(791.6)	(646.5)	(8,279.8)	(6,739.5)	(791.6)	(644.3)	(8,279.8)	(6,715.5)	(791.6)	(642.0)
Deficit from restatement	(1,054.5)	(1,054.5)	(100.8)	(100.8)	(1,054.5)	(1,054.5)	(100.8)	(100.8)	(1,054.5)	(1,054.5)	(100.8)	(100.8)
Total stockholders’ equity	(175.3)	2,390.1	(16.8)	228.5	(175.3)	2,413.1	(16.8)	230.7	(175.3)	2,437.1	(16.8)	233.0
Total capitalization(4)	(125.5)	5,917.2	(12.0)	565.7	(125.5)	6,256.8	(12.0)	598.2	(125.5)	6,597.5	(12.0)	630.8

(1)	As adjusted assuming that 90% of the holders of each series the existing notes validly tender their existing notes in the offers. The adjusted amounts above represent only a possible outcome of the offers based on the foregoing assumption. The actual long-term debt and total capitalization of Alestra will differ if the assumption differs from the actual outcome of the offers.
(2)	As adjusted assuming that 95% of the holders of each series the existing notes validly tender their existing notes in the offers. The adjusted amounts above represent only a possible outcome of the offers based on the foregoing assumption. The actual long-term debt and total capitalization of Alestra will differ if the assumption differs from the actual outcome of the offers.
(3)	As adjusted assuming that the U.S. prepackaged plan is confirmed and therefore no existing notes remain outstanding.
(4)	Total of long term debt and total stockholder’s equity.

Solely for the convenience of the reader, Peso amounts above have been translated into U.S. dollars at the rate of Ps. 10.46 per U.S. dollar, the rate of exchange effective on June 30, 2003 as provided by The Federal Reserve Bank of New York. We make no representation that such Peso amounts could have been converted, or in the future will be convertible, into U.S. dollars at such rate or at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of operations of Alestra together with the financial statements and the notes to the financial statements included elsewhere in this prospectus and with the description of Alestra’s business in “Description of Alestra’s Business”.

Overview

We are currently suffering from a severe liquidity crisis. Our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern.

We have not generated sufficient cash flows from our operations to make the November 15, 2002 and May 15, 2003 interest payments on the existing notes, and as a result, we have not made those payments. As of the date of this prospectus, we are significantly overdue in making the November 15, 2002 interest payments on the existing notes. Since we did not make the November 15, 2002 and May 15, 2003 interest payments within the payment grace period, the trustee or the holders of at least 25% of the principal amount of each series our existing notes have the right to accelerate the outstanding principal and accrued and unpaid interest on the relevant series of existing notes. In the short term, we do not expect cash flows from our operations to be sufficient to make upcoming interest payments on the existing notes unless we receive additional funding from an outside source.

Effects of Restructuring

We believe that the primary effects of the restructuring will be to:

•	improve our ability to continue operating as a going concern and avoid a Concurso Mercantil from which we are not certain we can successfully emerge,

•	lower our interest payment obligations to more closely align our debt service obligations with our current and projected cash flows,

•	de-leverage the company to provide us with greater financial flexibility to focus on the internet and data services market, medium and large business customers and high-usage residential customers, and

•	extend the maturity dates of nearly all of our financial indebtedness to provide us with additional time to withstand the negative economic conditions in Mexico and the U.S. and the global telecommunications downturn and to implement our new business strategy.

After giving effect to the offers, assuming that 90% of the holders of each series of the existing notes elect to participate in the offers and therefore the new notes will have an interest rate of 8%, our interest and principal payments on the existing notes and the new notes would be as set forth in the table below.

	2003(1)	2004	2005	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)
Interest payments on the remaining existing notes and the new notes	17.9	35.3	35.3	32.8	29.5	26.2	20.6	8.0
Principal payments on the remaining existing notes and the new notes	—	—	6.6	40.3	36.5	43.1	73.1	189.1
Interest and principal reduction (increase) if the offers are successful	19.2	38.9	32.3	254.0	(26.1)	(29.5)	226.2	(197.1)

(1)	Includes only interest and principal payments after May 16, 2003 and does not include overdue accrued and unpaid interest on the existing notes.

After giving effect to the offers, assuming that 95% of the holders of each series of the existing notes elect to participate in the offers and therefore the new notes will have an interest rate of 9%, our interest and principal payments on the existing notes and the new notes would be as set forth in the table below.

	2003(1)	2004	2005	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)
Interest payments on the remaining existing notes and the new notes	19.3	38.0	38.0	36.0	32.9	29.0	23.5	9.6
Principal payments on remaining existing notes and the new notes	—	—	7.2	31.6	39.8	47.1	62.1	202.7
Interest and principal reduction (increase) if the offers are successful	17.9	36.3	29.0	259.4	(32.9)	(36.2)	234.3	(212.3)

(1)	Includes only interest and principal payments after May 16, 2003 and does not include overdue accrued and unpaid interest on the existing notes.

Assuming that the U.S. prepackaged plan is confirmed and therefore no existing notes remain outstanding, then our interest and principal payments on the new notes would be as set forth in the table below.

	2003(1)	2004	2005	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)
Interest payments on the new notes	2.7	33.0	33.0	32.0	30.1	26.3	22.0	9.4
Principal payments on the new notes	—	—	7.8	15.7	43.1	51.0	51.0	223.6
Interest and principal reduction (increase) if the U.S. prepackaged plan is confirmed	34.4	41.3	33.4	279.3	(33.4)	(37.5)	246.9	(233.0)

(1)	Assumes that new notes are issued on November 30, 2003.

The projected payments above represent only a possible outcome of the offers based on the assumptions specified above, and actual interest and principal payments will differ, perhaps significantly, if the assumptions differ from the actual outcome of the offers.

Our primary business consists of the operation of a public telecommunications network in Mexico offering domestic and international long distance voice, data, internet services and local service.

The following table sets forth information regarding our operating revenues:

							Six months ended June 30,
	2000		2001		2002		2002		2003
Domestic long distance	2,158.7	42.3%	2,080.2	49.3%	1,462.6	32.5%	769.3	37.9%	628.3	22.7%
International long distance	2,566.6	50.3%	1,510.4	35.8%	2,102.7	46.8%	839.6	41.4%	1,538.8	55.7%
Data and Internet Services	373.2	7.3%	596.1	14.1%	795.5	17.7%	362.6	17.9%	506.5	18.3%
Local Service	0.0	0.0%	32.7	0.8%	133.8	3.0%	56.5	2.8%	90.5	3.3%

Total	5,098.5	100.0%	4,219.4	100.0%	4,494.6	100.0%	2,028.0	100.0%	2,764.1	100.0%

Long Distance Service

In accordance with the terms of our long distance concession and the guidelines established by the SCT, on January 1, 1997, we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 198 cities in Mexico. In 2001, we had an estimated 16% of the total international long distance market in terms of minutes carried; in 2002, we had an estimated 18% of the total international long distance market in terms of minutes carried. As of December 31, 2001, we had 760,639 lines in service. As of December 31, 2002, we had 683,374 lines in service. As of June 30, 2003, we had 584,855 lines in service.

The following table sets forth certain statistical data regarding our long distance operations:

							Six months ended June 30,
	2000		2001		2002		2002		2003
Lines in service at end of period:
Business	98,223		110,800		94,885		104,975		86,158
Residential	685,523		649,839		588,489		618,801		498,697
Minutes of use for the period(1):
Domestic long distance	1,926,104	65%	2,350,923	70%	1,748,742	54%	815,838	55%	885,630	47%
International long distance	1,051,400	35%	1,020,527	30%	1,506,899	46%	663,449	45%	1,000,918	53%

	2,977,504	100%	3,371,450	100%	3,255,641	100%	1,479,287	100%	1,886,548	100%

(1)	In thousands.

Our long distance revenues consist of:

•	charges to customers for domestic long distance calls and outgoing international long distance calls, which are billed in Pesos; and

•	billings to foreign carriers for termination of incoming international telephone calls, which are billed in dollars.

Our long distance revenues depend on:

•	volume of traffic (which reflects overall demand for our services as well as number of customers);

•	rates we charge to our customers; and

•	settlement rates agreed with each foreign carrier.

In recent years there has been a direct correlation between our average billed rate for long distance services and the number of minutes of long distance volume. As our average billed rate for long distance services declined between 1998 and 2001, the total number of minutes of long distance volume increased. As our average billed rate for long distance services increased slightly in 2002, the total number of minutes for long distance volume decreased. The chart below presents the average billed rate for our long distance services between 1998 and 2002 and the total number of long distance minutes for the same period.

The largest contributor to the overall decline in average revenue per minute has been the significant decline in international settlement rates, which since 1997 have fallen 78.2% from $0.395 per minute to a current weighted average of approximately $0.087 per minute.

The decline in our residential lines in service from 752,192 on December 31, 1998 to 498,697 on June 30, 2003 and the increase in business lines in service from 84,285 on December 31, 1998 to 86,158 on June 30, 2003 relates to our increased focus on business customers and high-usage residential customers. The Company believes that these business and residential segments of the long distance business are more profitable and experience less churn, thus resulting in lower customer acquisition costs.

Telmex has publicly announced that it will not raise its local and long distance tariffs during 2003. The last increase on long distance tariffs was authorized by Cofetel in March 1999 and was an increase of 14.2%. We expect that the Mexican telecommunications market will continue to experience tariff pressure due to lower access charges as well as increased competition and focus by our competitors on increasing market share. Therefore, we have no reason to believe that average rates are likely to increase in the foreseeable future and believe that further decreases are possible.

Data and Internet Services

We began providing data in May 1997 and internet services in July of 1998 to complement our core business of voice services. Our data and internet services consist primarily of dial-up service, web hosting, frame relay, private lines and direct access services. The number of internet users in Mexico has increased dramatically since 1996. As a result, the data and internet services segment of the telecommunications market is becoming a significantly larger percentage of the total Mexican telecommunications market.

Due to the steady decline in average rates for domestic long distance and international long distance, and our related margins, we are focusing on growing this segment of our business which we believe offers more attractive prospects than our core business of domestic long distance and international long distance services.

We charge our customers of data and internet services a flat rate for our services. Our data and internet revenues consist of charges to customers for the various data services that we provide them, and our revenues depend on:

•	the number of subscribers to our services,

•	the package of services that our subscribers receive, and

•	the rates we charge our subscribers.

Local Service

We began providing local services in the first quarter of 2001 in the cities of Mexico City, Monterrey and Guadalajara and began invoicing our customers for local service in the third quarter of 2001. We primarily provide our local services to our business customers, since the high level of usage by business customers provides an adequate return on the investment required to connect these customers to our network. We charge our customers a monthly fee for our local service which varies depending on the amount of their actual usage.

Our local service revenues consist of charges to customers for local services and our revenues depend on the number of subscribers of our local services, and the rates we charge our subscribers. Our number of local service customers has grown significantly over the last year. On June 30, 2001 we had approximately 50 local service customers. That number had grown to approximately 200 by December 31, 2001, 500 by December 31, 2002 and 633 by June 30, 2003.

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain important respects from U.S. GAAP. See Note 20 to the audited financial statements for a reconciliation to U.S. GAAP of net loss reported under Mexican GAAP for the years ended December 31, 2001 and 2002 and of total stockholders’ equity as of December 31, 2000, 2001 and 2002. See Note 3 to the unaudited interim consolidated financial statements for a reconciliation to U.S. GAAP of net loss reported under Mexican GAAP for the six-month periods ended June 30, 2002 and 2003 and of total stockholders’ equity as of June 30, 2003.

Mexican GAAP requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of June 30, 2003. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions and the evaluation of period-to-period trends may be difficult.

Beginning January 1, 1997, Mexican GAAP has required companies to restate machinery and equipment of a non-Mexican origin using an index which reflects the inflation rate in the respective country of origin and the exchange rate of the Peso against the currency of such country at the balance sheet date. This restatement resulted in reductions in the net book value of equipment of Ps. 1,221.6 million as of December 31, 2000  Ps. 1,573.3 million as of December 31, 2001, and Ps. 1,157.2 million as of December 31, 2002, with corresponding reductions to stockholders’ equity. As of June 30, 2003 this restatement resulted in a reduction in the net book value of equipment of Ps. 1,054.5 million, with its corresponding reduction to stockholders’ equity.

Significant Factors

An understanding of our financial condition and the results of our operations for the periods discussed in this prospectus requires an appreciation of the telecommunications regulatory structure in Mexico. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appear elsewhere in this prospectus, including under “Supervision and Regulation of the Mexican Telecommunications Industry”.

Our financial results for the periods discussed in this prospectus have also been influenced by a variety of other factors not directly related to regulatory structures, including economic conditions in Mexico, government rate-setting policies, and levels of competition. A number of these factors have been particularly significant to our results in the past, and some of these are expected to continue to influence our financial results. Some of the most significant of these factors are described below.

Settlement Agreement with Telmex:

On December 29, 2000, we entered into an agreement with Telmex, which we refer to as the “Telmex settlement agreement”, in which we agreed with Telmex, among other things, to settle the following mutual debts:

•	special project charges,

•	the 58% interconnection subsidy,

•	net accounts receivable derived from the revenues from the proportional return system, and

•	the interest rate attributable to the 58% interconnection subsidy and other liabilities with Telmex.

As a result, several charges which are described below were made.

Special project charges.

The Mexican government began allowing competition in the long distance telephone market in 1997. As a result, a number of new carriers, including us, began providing long-distance telephone services in Mexico. The new carriers and Telmex, at that time the only long distance and fixed local carrier in Mexico, signed interconnection agreements in 1996 that set the rates and charges the new carriers would pay Telmex for traffic exchanged between Telmex and the new carriers. The interconnection rates had three components:

•	a local access charge,

•	a local service subsidy, and

•	the interconnection project charge, which allows Telmex to recover the costs of allowing equal access to its network.

The SCT authorized Telmex and Teléfonos del Noroeste, S.A. de C.V., which we refer to as “Telnor”, to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its network to allow interconnection, which we refer to as “special project charges”. The SCT issued a resolution on May 28, 1997, which sets the total special project charges at $422.0 million. The resolution required the special project charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, and the total number of carriers interconnecting with Telmex or Telnor, over a seven-year period. That resolution also made reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex or Telnor.

However, as a result of the Telmex settlement agreement, after a large litigation process against the resolution issued by the SCT, we and other carriers agreed to pay Telmex $422.0 million for the cost of special projects and an additional $132.0 million for the maintenance of the special projects, for a total of $554.0 million as of January 1, 1997. This amount is subject to monthly increases at an annual rate of 10%, giving rise to a balance of $818.3 million as of November 30, 2000.

This amount is being paid as follows:

•	On the signing date of the Telmex settlement agreement, we paid Telmex and Telnor 1/9 (one ninth) of 15% of the $818.3 million in a single payment, or approximately $13.6 million. For purposes of determining our share of the payment, we took into account the nine new long distance concessionaires, including us, currently interconnected with Telmex or Telnor, without counting Telmex and Telnor.

•	Starting on the signing date of the Telmex settlement agreement, the new long distance concessionaires, including us, Telmex and Telnor, began paying Telmex and Telnor the remaining 85%, equivalent to $695.5 million, at a rate of $0.0053 per minute of interconnection, payable at the same time as the interconnection rate and until the total amount is paid. Therefore, the amount that each long distance concessionaire is obligated to pay varies depending on its call volume and if a long distance concessionaire did not connect any calls with the Telmex or Telnor network, it would not be obligated to make any special project payments to Telmex and Telnor.

•	If the balance of the $695.5 million has not been paid to Telmex and Telnor by December 2004, we and the other carriers, including Telmex and Telnor, will pay the entire remaining balance on January 30, 2005 according to the average proportion paid by each carrier during the second half of 2004. If a long distance carrier did not connect any calls with the Telmex or Telnor network during that period of time, it would not be obligated to make any additional special project payments to Telmex and Telnor.

The balance of the liability as of December 31, 2000, based on the Telmex settlement agreement and after deducting the initial payment of Ps. 133,823, was Ps. 278,906. We recorded in fiscal year 2000 the benefit for the reduction in the liability as a result of the settlement as a credit to cost of services in the amount of Ps. 86,898.

Any future long distance concessionaires that use Telmex’s infrastructure and have signed an interconnection agreement with Telmex or Telnor will contribute to the amortization of the $818.3 million in the same manner as the nine new concession holders and Telmex and Telnor.

58% interconnection subsidy.

On April 26, 1996, the Ministry of Communications issued a resolution that established interconnection rates between the new carriers and Telmex’s local network. Among other things, this resolution set a surcharge of 58% on the settlement rates for incoming international long distance calls payable to Telmex. In 1998, primarily due to Telmex’s inability to conclude negotiations on a settlement rate for incoming international long distance calls, Alestra suspended payments to Telmex for the 58% interconnection surcharge. In November 1998, the Mexican Telecommunications Commission issued a resolution that eliminated the 58% surcharge. For a substantial portion of 1998, Alestra accrued for, but did not make any payments for, the 58% interconnection surcharge. Before the Telmex settlement agreement, the accrued liability for this surcharge was Ps. 518,799. The Telmex settlement agreement granted a discount to us in the amount of Ps. 129,612 and established this liability as Ps. 389,186. The discount granted to us was recorded as a reduction to cost of services.

Net accounts receivable derived from the revenues of the proportional return.

In 1998 and 1999, in accordance with the proportional return rules, we recorded revenue for the traffic we had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to estimated minutes in conformity with our experience and the agreed upon rates with AT&T. In the Telmex settlement agreement, a different approach was agreed which was based also on Telmex’s experience and the agreed upon rates with AT&T. The account receivable recorded before the signing of the Telmex settlement agreement was Ps. 520,595. With the Telmex settlement agreement the account receivable was reduced to Ps. 481,650. The difference of Ps. 38,946 was recorded as a reduction of revenues in 2000.

Interest attributable to the mentioned subsidy and other liabilities with Telmex.

Even though no document established the rate for the payment of interest on interconnection balances payable, we recorded interest based on a variable rate. After negotiations with Telmex, a fixed rate was established. This change represented a reduction of the liability actually accrued by us for an amount of Ps. 160,522, that was recorded as a credit to interest expense in 2000. Also, during 2000 Alestra did not pay Telmex the interconnection charge and other liabilities incurred from normal operations. As part of the settlement agreement, Telmex granted a reduction in the amount of Ps. 106,796 that was recorded as a credit to cost of services.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operation are significantly impacted by economic conditions within Mexico.

Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events that undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% as of December 1994 to 52.0% as of December 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 13.8% per annum for 28-day Cetes, or Mexican treasury bills, during 1994, increased to an average of 48.3% during 1995. According to government estimates, GDP fell by 6.2% in 1995. Mexico’s gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994 and were $15.7 billion at December 31, 1995, as reported by the Banco de México.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of December 31
Year ended December 31, 1996	27.7%	31.3%	5.1%	$17.5 billion
Year ended December 31, 1997	15.7%	19.8%	6.8%	$28.0 billion
Year ended December 31, 1998	18.6%	24.5%	4.9%	$30.1 billion
Year ended December 31, 1999	12.3%	21.5%	3.8%	$30.7 billion
Year ended December 31, 2000	9.0%	15.3%	6.9%	$35.6 billion
Year ended December 31, 2001	4.4%	11.3%	(0.3)%	$44.8 billion
Year ended December 31, 2002	5.7%	7.1%	0.9%	$50.7 billion
Six months ended June 30, 2003	1.2%	7.5%	1.2%	$55.3 billion

Customer attrition and trade accounts receivable

We historically have experienced high rates of churn. Churn results in the loss of future revenue from customers whose service is disconnected and the inability to recoup costs incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. Churn occurs for several reasons, including disconnection by a company for non-payment of bills and disconnection by the customer who chooses either to switch to a competing company or terminate service. In the beginning of 1998 our churn rate was an average of 19% per month. As a result of our change of focus toward high usage customers and the establishment of a third-party verification system, described below, we were able to lower our churn rate approximately 6.4% per month from 1999 to 2002.

Management believes that a significant portion of the churn in 1997 and 1998 was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge. In February 1998, a third-party verification system was instituted to limit the process of slamming. Subsequent to the implementation of the third-party verification system, the churn rate dropped to an average monthly rate of 6.2% from March 1998 to December 2002. During 2002, average monthly churn averaged 7.1%. For the first six months of 2003, our average monthly churn rate was 2.5%.

In response to our growing collection problems, we substantially increased our collection efforts by implementing new collection procedures and purchasing new management information systems. Such new procedures included the hiring of additional collection employees and the retention of external collection agents, allowing for the automatic payment of invoices through credit card charge programs and the commencement of legal proceedings against customers with large outstanding unpaid balances. We also began receiving and providing customer credit information to the national credit bureau.

Our collection efforts are being reinforced by changes in industry practices and the implementation in March 1999 of a shared industry database that contains information on reported customers with unpaid balances. Customers who owe any amounts to a long distance carrier and whose name appears in the database are now prevented from switching to another long distance carrier.

We still face collection risks relating to large business customers that face economic difficulties. In particular, we provide wholesale services to other carriers and wireless service providers. In 2001, we experienced a Ps. 75.0 million payment default relating to the bankruptcy of a significant customer. Although increased collection efforts have contributed to a reduction in our net receivables from Ps. 542.7 million in 1999 to Ps. 421.8 million in 2001, given the difficult economic conditions in Mexico and the liquidity issues faced by small telecommunications companies to which we provide wholesale services, we may not experience additional payment defaults.

Asset taxes

Under current tax law, Mexican companies must pay the higher of an income tax or asset tax. The asset tax is an amount equal to 1.8% of total assets. As a start-up we have benefited from a grace period from the asset tax, and as a result, we were exempted from the asset tax from our inception through 1999. Since 2000 we have not paid any asset taxes because we have an asset tax reduction stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. This asset tax reduction will expire at the end of 2002, and as a result, we may have to pay an asset tax of approximately Ps. 100 million in 2003. However, we are evaluating several options in order to defer the asset tax payment for an additional four years. Such deferral would have a significant positive effect on our cash flows.

Six-Month Period ended June 30, 2003 compared to Six-Month Period ended June 30, 2002

Revenues

Total revenues for the six-month period ended June 30, 2003 increased 36.3%, or Ps. 736.0 million, to Ps. 2,764.1 million from Ps. 2,028.0 million in the same period in the previous year.

Domestic Long Distance.    Revenues from domestic long distance services for the six-month period ended June 30, 2003 decreased 18.3% or Ps. 141.0 million, to Ps. 628.3 million from Ps. 769.3 million for the six- month period ended June 30, 2002. An 8.6% increase in domestic long distance volume for the six-month period ended June 30, 2003 versus the same period of 2002, was offset by a 24.8% reduction in the average revenue per minute to Ps. 0.71 in the six-month period ended June 30, 2003 from Ps. 0.94 in the same period of 2002. The decrease in the average revenue per minute was primarily attributable to a shift in traffic mix towards business customers, which typically benefit from volume discounts. Total lines in service decreased 19.2% from 723,776 at June 30, 2002 to 584,855 at June 30, 2003 as a result of our strategy to focus on our medium and large business customers and high-usage residential customers. Domestic long distance revenues represented 22.7% of total revenues during the six-month period ended June 30, 2003 compared to 37.9% during the same period of 2002.

International Long Distance.    Revenues from international long distance services for the six-month period ended June 30, 2003 increased Ps. 699.2 million to Ps. 1,538.8 million from Ps. 839.6 million for the six-month period ended June 30, 2002. This increase in revenues was primarily due to a 50.9% increase in total international volume from 663 million minutes in the six-month period ended June 30, 2002 to 1,001 million minutes in the six-month period ended June 30, 2003, coupled with an increase in the average revenue per minute from Ps. 1.27 in the six-month period ended June 30, 2002 to Ps. 1.54 in the six-month period ended June 30, 2003 as a result of higher share of traffic from services such as collect calls, calling card calls and other international services, which typically provide higher revenue per minute to Alestra than we receive in settlement payments for direct-dialed calls.

Data and Internet Services.    Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 506.5 million during the six-month period ended June 30, 2003, a 39.7% increase over the Ps. 362.6 million recorded during the six-month period ended June 30, 2002. Data and internet service revenues represented 18.3% of total revenues during the six-month period ended June 30, 2003 compared to the 17.9% during the six-month period ended June 30, 2002. The increase in data and internet service revenue is a result of the growth of the data and internet services market.

Local Services.    Local service revenues reached Ps. 90.5 million during the six-month period ended June 30, 2003, compared to the Ps. 56.5 million recorded during the six-month period ended June 30, 2002. Local service revenues represented 3.3% of total revenues during the six-month period ended June 30, 2003. The increase in local service revenue is a result of our continued customer acquisition and roll-out of this service.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, special projects charges and resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per-circuit per month basis primarily to Telmex. Cost of services amounted to Ps. 1,466.2 million for the six-month period ended June 30, 2003, compared to Ps. 885.3 million for the same period of 2002. This 65.6% increase is primarily explained by the 27.5% increase in total volume and also by the fact that a higher share of our volume terminated in areas where we have to pay fees for interconnection with Telmex outside our own infrastructure.

Gross Profit

Gross profit, defined as revenues minus costs of services, for the six-month period ended June 30, 2003 increased 13.6% or Ps. 155.1 million to Ps. 1,297.9 million from Ps. 1,142.8 million in the same period of 2002. The increase in gross profit is explained by the 36.3% increase in our total revenues. Our gross margin decreased to 47.0% for the six-month period ended June 30, 2003 compared to 56.3% in the same period of 2002. The decrease in gross margin is due to higher costs of services as a result of the increased participation of international services revenues in our total revenues. International traffic from services such as collect calls, calling cards and other international services provide higher revenue per minute than other traffic; however, its cost of services is also high, resulting in lower gross margins than our other source of revenues.

Gross profit for domestic long distance services for the six-month period ended June 30, 2003, decreased 25.9% or Ps. 125.5 million to Ps. 358.4 million from Ps. 483.9 million in the comparable period of 2002. This 25.9% decline in gross profit was driven by the 18.3% decrease in domestic long distance revenues while domestic volume increased 8.6%.

Gross profit for international long distance services for the six-month period ended June 30, 2003, increased Ps. 125.7 million to Ps. 487.8 million from Ps. 362.2 million in the comparable period of 2002. This increase in gross profit is explained by higher international revenues and volume as described above.

Gross profit for data and internet services for the six-month period ended June 30, 2003, increased 52.5% or Ps. 132.0 million to Ps. 383.4 million from Ps. 251.3 million in the comparable period of 2002. The growth in gross profit of our data and internet business was primarily a result of revenue growth of 39.7%.

Gross profit for local service during the six-month period ended June 30, 2003 reached Ps. 68.3 million, compared to the Ps. 45.4 million recorded during the same period in 2002. The increase in gross profit of our local business was primarily a result of our continued customer acquisition and roll-out of this service.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 10.8% or Ps. 87.1 million, to Ps. 719.9 million for the six-month period ended June 30, 2003 from Ps. 807.0 million for the six-month period ended June 30, 2002. This decrease is mainly the result of a 69.9% or Ps. 88.5 million reduction in marketing expenses and a 5.8% or Ps. 23.0 million decrease in personnel related expenses as a result of the measures taken to address our liquidity crisis. This reduction in marketing and personnel related expenses was partially offset by the 8.4% or Ps. 24.4 million increase in other operating expenses, as a result of higher maintenance and licensees fees for our new billing platform. As a percentage of total revenues, administration, selling and other operating expenses were 26.0% compared to 39.8% registered during the same period in 2002.

Depreciation and amortization

Depreciation and amortization decreased 11.3% or Ps. 54.3 million to Ps. 425.8 million for the six-month period ended June 30, 2003, from Ps. 480.1 million for the six-month period ended June 30, 2002. In the month of June 2002, a final adjustment for an accelerated depreciation of the previous billing and customer care platform was made.

Operating income (loss)

Due to the factors described above, during the six-month period ended June 30, 2003, operating income reached Ps. 152.2 million compared to an operating loss of Ps. 144.3 million for the six-month period ended June 30, 2002.

Comprehensive financial loss

The comprehensive financial loss during the six-month period ended June 30, 2003 was Ps. 490.7 million, compared to a comprehensive financial loss of Ps. 762.0 million for the same period of 2002. The following table sets forth our comprehensive financial results for the periods under review:

	Six-month period ended June 30,
	2002	2003
	(in millions of constant Pesos)
Interest expense	(395.1)	(452.0)
Interest income	13.9	2.6
Exchange loss, net	(534.4)	(128.6)
Gain from monetary position	153.6	87.3

Comprehensive financial result, net	(762.0)	(490.7)

Since our total indebtedness is U.S. dollar-denominated and there was a 14.5% depreciation of the peso against the U.S. dollar for the period June 30, 2002 through June 30, 2003, interest expense increased 14.4% or Ps. 56.9 million, from Ps. 395.1 million for the six-month period ended June 30, 2002 to Ps. 452.0 million for the six-month period ended June 30, 2003.

Exchange loss for the six-month period ended June 30, 2002 was Ps. 534.4 million compared to an exchange loss of Ps. 128.6 million during the six-month period ended June 30, 2003. We record a foreign exchange gain or loss with respect to U.S. dollar denominated monetary assets or liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar denominated indebtedness and accounts payable exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. As a result, we have recorded a foreign exchange loss during the six-month period ended June 30, 2003 due to the 1.6% depreciation of the Peso against the U.S. dollar compared to a foreign exchange loss during the six-month period ended June 30, 2002 due to a 9.0% depreciation of the Peso against the U.S. dollar.

Gain from monetary position decreased 43.2% or Ps. 66.3 million, from Ps. 153.6 million for the six-month period ended June 30, 2002 to Ps. 87.3 million for the six-month period ended June 30, 2003. This decrease is primarily due to a lower Mexican inflation rate of 1.3% for the six-month period ended June 30, 2003, compared to 2.6% for the six-month period ended June 30, 2002.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. For the six-month period ended June 30, 2003, Servicios Alestra, S.A. de C.V. recorded asset tax of Ps. 2.4 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for the six-month period ended June 30, 2003.

Net loss

For the reasons discussed above, we recorded a net loss of Ps. 342.5 million for the six-month period ended June 30, 2003 compared to a net loss of Ps. 921.1 million recorded during the same period in 2002.

Fiscal Year ended December 31, 2002 compared to Fiscal Year ended December 31, 2001

Revenues

As a result of the factors discussed below, total revenues were Ps. 4,494.6 million in 2002, a 6.5% increase from the Ps. 4,219.4 million recorded during 2001.

Domestic Long Distance.    Revenues from domestic long distance services for 2002 decreased 29.7% or Ps. 617.6 million, to Ps. 1,462.6 million from Ps. 2,080.2 million in the same period in 2001. Domestic long distance service revenues represented 32.5% of total revenues during 2002 compared to 49.3% in the same period of 2001. This decrease was primarily caused by a 25.6% reduction in domestic long distance volume from 2,351 million minutes in 2001 to 1,749 million minutes in 2002, combined with a decrease in effective yield per minute from Ps. 0.89 in 2001 to Ps. 0.84 in 2002. The decrease in volume is attributable to several factors, including:

•	the economic slowdown in Mexico which started in the latter part of 2001 and continued throughout 2002;

•	lower traffic from large customers, including long distance carriers, that may have been affected by a decrease in the amount of bypass traffic related to the decrease in international settlement rates (see discussion of International Long Distance below); and

•	a 10.2% reduction in our total lines in service from, 760,639 at December 31, 2001 to 683,374 at December 31, 2002.

The decrease in effective yield per minute was attributable primarily to a shift in traffic mix towards business customers, which typically benefit from volume discounts.

International Long Distance.    Revenues from international long distance services increased 39.2% or Ps. 592.3 million, to Ps. 2,102.7 million from Ps. 1,510.4 million in 2001. This increase in revenues was primarily due to a 47.7% increase in total international volume from 1,021 million minutes in 2001 to 1,507 million minutes in 2002, that was partially offset by a decrease in the effective yield per minute from Ps. 1.48 in 2001 to Ps. 1.40 in 2002.

The increase in international long distance volume is attributable to organic growth in the overall market for southbound U.S.-Mexico international voice traffic, an increase in traffic flowing through the international settlements system in 2002 that we believe replaced traffic routed in 2001 as bypass traffic and our successful efforts to capture a higher share of traffic from other services such as collect calls, calling card calls and other international services. We believe that this shift in volume out of domestic long distance and into international long distance during 2002 is a result of the reduction in settlement rates, which decreased the opportunities for carriers to arbitrage the difference between settlement rates and termination rates for domestic traffic. Settlement rates for traffic between Mexico and the U.S. in 2002 were as follows: for January and February of 2002, $0.1350 for northbound and southbound traffic, and since March 1, 2002, it has been $0.055 per minute for calls originated in the U.S. and terminated in Mexico City, Guadalajara and Monterrey, $0.085 per minute for calls originated in the U.S. and terminated in most other large or medium cities and $0.1175 per minute for calls originated in the U.S. and terminated in all other cities in Mexico. Since March 1, 2002, we have paid $0.055 per minute for outgoing international traffic terminated in the U.S.

The decrease in effective yield per minute on international traffic was attributable primarily to lower international settlement rates.

International long distance revenues represented 46.8% of total revenues during 2002 compared to 35.8% during 2001. The current international settlement rates represent a continuing trend of declining rates which has persisted since we began operations. Since 1998, rates have fallen 78.2% from $0.395 per minute to their current levels as described above with a current weighted average of approximately $0.087 per minute. If the current proportional return system relating to incoming international calls were to change to an open system with freely negotiated rates, which we believe may occur after the current rate agreement expires on December 31, 2003, additional downward pressure on rates would likely occur given that U.S. carriers, including AT&T, have frequently indicated they will demand parity between international settlement for incoming and outgoing rates at levels that are based on the cost of terminating the calls.

Data and Internet Services.    Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, increased 33.4%, or Ps. 199.4 million to Ps. 795.5 million in 2002 from  Ps. 596.1 million in 2001. Data and internet service revenues represented 17.7% of total revenues during 2002 as compared to 14.1% during 2001. The increase in data and internet service revenue was a result of organic growth in the data and internet service market in Mexico, which has comparatively low penetration rates as compared with the U.S., as well as the success of our marketing campaigns and the introduction of new services.

Local Services.    We started offering local service in Mexico City, Monterrey and Guadalajara in the first quarter of 2001. Local service revenues were Ps. 133.8 million in 2002, compared to the Ps. 32.7 million in 2001. Local service revenues represented 3.0% of total revenues during 2002 compared to less than 1.0% in 2001. The increase in local service revenue is a result of an increase in local service call volume related primarily to the rollout of local service to certain of our existing long distance customers as well as to new customers.

Cost of services

Cost of services consists primarily of local access charges, special projects charges and resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per circuit per month basis primarily to Telmex. Cost of services amounted to Ps. 2,062.8 million, or 45.9% of revenues, increasing 13.5% or Ps. 244.7 million, from Ps. 1,818.1 million, or 43.1% of revenues, for 2001. The increase was primarily due to a 72.6% increase in the international cost of services due to the higher international call volume, partially offset by a 36.9% decrease in domestic cost of services due to the combined effects of lower domestic long distance volume and a reduction in the interconnection rates to access Telmex’s local network from $0.0125 per minute in 2001 to $0.00975 per minute, which became effective on January 1, 2002.

Average cost of services per minute of domestic traffic (which includes per-minute as well as per-month cost elements) declined from Ps. 0.38 in 2001 to Ps. 0.32 in 2002 due to the reduction in the Telmex local network interconnection charge, as well as the following:

•	Beginning on January 1, 2002, Telmex lowered the rate it charges to competitive telecommunication providers, including us, for interconnection leased lines and co-location fees to 55% of the lowest rate that Telmex charges to any of its customers.

•	Telmex maintained its off-network charges, which are the resale tariffs that Telmex charges for terminating or originating calls outside of the cities in which we have our own network facilities, to 75% of the lowest rate that Telmex registers with Cofetel or charges or invoices to any customer or carrier for domestic or international long distance traffic.

•	Beginning in January 1, 2002, Telmex lowered the rate it charges to competitive telecommunication providers for private leased lines giving them a volume discount.

In January of 2003, we agreed with Telmex to apply these rates in 2003.

Average cost of services per minute of international traffic increased from Ps. 0.72 in 2001 to Ps. 0.84 in 2002 due to the shift in the mix of international traffic carried by us.

Gross profit (excluding depreciation)

Gross profit, defined as revenues minus cost of services, for 2002 totaled Ps. 2,431.8 million, a 1.3% increase from the Ps. 2,401.3 million recorded during the same period of 2001. The increase in gross profit is explained by the 6.5% increase in revenues. Our gross margin, which is gross profit divided by revenue, decreased to 54.1% during 2002 compared to 56.9% in 2001.

Domestic Long Distance.    Gross profit for domestic long distance services for 2002 decreased 24.2% or Ps. 286.6 million to Ps. 895.8 million from Ps. 1,182.4 million recorded during 2001. This 24.2% decline in gross profit was driven by the 29.7% decrease in domestic long distance revenues which was only partially offset by the reduction in local interconnection rates, leased lines, co-location fees, and off-network rates charged by Telmex. Gross margin for domestic long distance services for 2002 increased to 61.3% from 56.8% recorded in 2001.

International Long Distance.    Gross profit for international long distance services for 2002 increased 7.4% or Ps. 57.2 million to Ps. 830.5 million from Ps. 773.3 million recorded during 2001. The increased gross profit of our international long distance business is explained by the increase in revenues, which was partially offset by higher cost of services as previously explained. Gross margin for international long distance services for 2002 decreased to 39.5% from 51.2% recorded in 2001.

Data and Internet Services.    Gross profit for data and internet services for 2002 increased 39.8% or Ps. 169.8 million to Ps. 594.4 million from Ps. 424.6 million recorded during 2001. The increase in gross profit of our data and internet business was primarily a result of revenue growth of 33.4%.

Local Service.    Gross profit for local service during 2002 increased Ps. 90.1 million to Ps. 111.1 million from Ps. 21.0 million recorded during 2001. The increase in gross profit of our local business was primarily a result of our continued customer acquisition and roll-out of this service, as well as an increase in gross margin reflecting the benefits of increased scale in this relatively new line of business.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 8.0% to Ps. 1,644.7 million for the year ended December 31, 2002 from Ps. 1,788.1 million during 2001. This reduction in administration, selling and other operating expenses was primarily due to our efforts to control costs which include lowering headcount and cutting marketing, training and other discretionary expenses.

Depreciation and amortization

In 2002, depreciation and amortization decreased 7.4% or Ps. 75.3 million, to Ps. 944.0 million, from Ps. 1,019.2 million in 2001. During 2001 there was an accelerated depreciation of the previous billing and customer care platform which was no longer in effect during 2002.

Operating loss.    Due to the factors described above, operating loss decreased 61.4% or Ps. 249.2 million in 2002, to Ps. 156.9 million from Ps. 406.0 million recorded during 2001.

Comprehensive financial loss

The comprehensive financial loss was Ps. 1,247.6 million for 2002, compared to a comprehensive financial loss of Ps. 243.6 million for 2001. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2001	2002
	(in millions of constant Pesos)
Interest income	61.1	16.6
Exchange gain (loss), net	265.6	(776.7)
Gain from monetary position	240.3	347.4

Comprehensive financial result, net	(243.6)	(1,247.6)

Exchange loss for 2002 was Ps. 776.7 million compared to an exchange gain of Ps. 265.6 million in 2001. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. As a result, we have recorded a foreign exchange loss during 2002 due to the 12.8% depreciation of the Peso against the U.S. dollar compared to a foreign exchange gain during 2001 due to 4.8% appreciation of the Peso against the U.S. dollar. Gain from monetary position increased Ps. 107.1 million from Ps. 240.3 million in 2001 to Ps. 347.4 million for the year ended December 31, 2002. This increase is primarily due to a higher Mexican inflation rate of 5.7% for 2002, compared to 4.4% for during 2001. Interest income decreased Ps. 44.5 million, to Ps. 16.6 million for 2002 from Ps. 61.1 million in 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral for the existing notes. Interest expense increased 3.0% or Ps. 24.3 million from Ps. 810.6 million during 2001 to Ps. 834.9 million for the year ended December 31, 2002.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income taxes and asset taxes, which are computed by each legal entity. During the 2002 fiscal year, we did not pay asset taxes because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997, which allowed us to offset the asset tax. During 2002, Servicios Alestra, S.A. de C.V. recorded asset taxes of Ps. 4.5 million. We have generated substantial tax losses of approximately Ps. 10,166.6 million; accordingly, no income tax provisions have been included in the income statements for 2002.

Net loss

For the reasons discussed above, we recorded a net loss of Ps. 1,426.3 million for 2002 compared to a net loss of Ps. 675.5 million during 2001.

Fiscal Year ended December 31, 2001 compared to Fiscal Year ended December 31, 2000

Revenues

As a result of the factors discussed below as well as the increase in our total volume, total revenues reached

Ps. 4,219.4 million in 2001, a 17.2% decrease from the Ps. 5,098.5 million recorded during 2000.

Domestic Long Distance.    In 2001, total revenues from domestic long distance services reached Ps. 2,080.2 million, a 3.6% decrease from the Ps. 2,158.7 million recorded in 2000. Domestic long distance service revenues represented 49.3% of total revenues during the year ended December 31, 2001 compared to 42.3% during the same period of 2000. This increase in domestic long distance revenues was mainly due to the increase in call volume resulting from the expansion of our network to an additional 40 cities in 1998, 46 cities in 1999, 13 cities in 2000 and 11 cities in 2001, as well as the organic growth experienced in the Mexican telecommunications market. The increase in revenues was partially offset by the continuous decline in real terms in average Mexico billed rates to Ps. 1.05 per minute in 2001 from Ps. 1.42 per minute in 2000.

International Long Distance.    In 2001, revenues from international long distance services, including international settlement revenue, were Ps. 1,510.4 million, a 41.2% decrease from Ps. 2,566.6 million recorded in

2000 as a result of lower settlement rates. International long distance service revenues represented 35.8% of total revenues during the year ended December 31, 2001 compared to 50.3% during the same period of 2000. During the year ended December 31, 2001 our international long distance call volume decreased 2.9% from the same period in 2000.

Data and Internet.    Data and internet service revenues reached Ps. 596.1 million for the year ended December 31, 2000, increasing 59.7% or Ps. 222.9 million, from Ps. 373.2 million in the comparable period in 2000. Data and internet service revenues represented 14.1% of total revenues during the year ended December 31, 2001 compared to 7.3% during the same period of 2000. The increase in data and internet service revenue is a result of organic growth in the data and internet service market in Mexico, as well as the success of programs implementing our strategy of becoming a full broadband service provider through marketing and the introduction of new services.

Local Services.    Local service revenues reached Ps. 32.7 million for the year ended December 31, 2001. Local service revenues represented 0.8% of total revenues during this period. We did not offer local service in the year ended December 31, 2000.

Cost of services

Cost of services in 2001 represented 43.1% of total revenues, lower than the 54.8% recorded during 2000. Cost of services in 2001 reached Ps. 1,818.1 million, a 34.9% decrease from Ps. 2,793.7 million recorded during 2000. This decrease is primarily due to the reduction in the long distance-local interconnection rate, the most important element of our cost structure, which Telmex agreed to lower on December 29, 2000 from $0.0334 per minute during 2000 to $0.0125 per minute for 2001.

Gross profit (excluding depreciation)

Gross profit defined as revenues minus costs of services for during 2001 totaled Ps. 2,401.3 million, a 4.2% increase from the Ps. 2,304.8 million recorded during 2000. The increase in gross profit reflected the 17.2% decline in revenues which was offset by the larger 34.9% decrease in cost of services.

Domestic Long Distance.    Gross profit for domestic long distance services for the year ended December 31, 2001 increased 102.1%, or Ps. 597.3 million, to Ps. 1,182.4 million from Ps. 585.1 million recorded during the year ended December 31, 2000. The growth in gross profit for domestic long distance occurred as a result of lower cost of services mainly due to the reduction in the long distance-local interconnection rate.

International Long Distance.    Gross profit for international long distance services for the year ended December 31, 2001 decreased 47.6%, or Ps. 703.5 million, to Ps. 773.3 million from Ps. 1,476.8 million recorded during the year ended December 31, 2000. The decline in gross profit for international long distance services was mainly a result of the 41.2% decrease in revenues from international long distance services.

Data and Internet Services.    Gross profit for data and internet services for the year ended December 31, 2001 increased 74.8%, or Ps. 181.7 million, to Ps. 424.6 million from Ps. 242.9 million recorded during the year ended December 31, 2000. The growth in gross profit of our data and internet business was mainly a result of the 59.7% revenue growth in the data and internet business.

Local Services.    Gross profit for local service during the year ended December 31, 2001 was Ps. 21.0 million. We did not offer local service in the year ended December 31, 2000.

Administration, selling and other operating expenses

Administration, selling and other operating expenses as a percentage of total revenues was 34.1% and 42.4% for 2000 and 2001, respectively. Administration, selling and other operating expenses increased 2.8% over 2000 to Ps. 1,788.1 million in 2001 from Ps. 1,739.1 million in 2000. The increase was primarily due to the higher number of employees necessary to support the implementation of new services.

Depreciation and amortization

In 2001, depreciation and amortization increased 17.2%, or Ps. 149.4 million, to Ps. 1,019.2 million. This increase was principally due to the accelerated depreciation of the current billing platform that is gradually being replaced by a new customer care and billing system. During 2000, this accelerated depreciation took place only in the months of October, November and December, while in 2001, the full year was impacted by such accelerated depreciation.

Operating loss

Due to the factors described above, operating loss increased 33.5%, or Ps. 101.8 million, for the year ended December 31, 2001, to Ps. 406.0 million from Ps. 304.2 million recorded during the same period in 2000.

Comprehensive financial loss

Comprehensive financial expense for 2001 was Ps. 243.6 million, a 8.9% increase from the Ps. 223.6 million registered in 2000. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2000	2001
	(in millions of constant Pesos)
Interest expense	(818.7)	(810.6)
Interest income	169.9	61.1
Exchange gain (loss), net	(33.1)	265.6
Gain from monetary position	458.3	240.3

Comprehensive financial result, net	(223.6)	(243.6)

The increase in comprehensive financial expense is partially explained by a lower gain from monetary position from Ps. 458.3 million during 2000 to Ps. 240.3 million recorded during 2001, due to a lower inflation rate of 4.4% during 2001, compared with the 9.0% inflation rate for 2000. The increase in the comprehensive financial expense was partially offset by a reduction in the interest expense of 1.0% from Ps. 818.7 million in 2000 to Ps. 810.6 million in 2001.

For 2001, interest income decreased 64.0% to Ps. 61.1 million, from Ps. 169.9 million recorded during 2000. This decrease is attributable to the lower balance in the interest reserve account created as collateral for the existing notes that guaranteed the first six scheduled interest payments on the existing notes.

Exchange gain for 2001 was Ps. 265.6 million which favorably compares to an exchange loss of Ps. 33.1 million recorded during 2000. This favorable change is explained by the 4.8% appreciation of the Peso versus the dollar that took place during 2001.

Income and asset taxes

For 2001, we recorded asset tax of Ps. 4.5 million, compared to the Ps. 5.1 million recorded during 2000, corresponding to Servicios Alestra. We have generated substantial tax losses, which have been offset by full valuation allowances, accordingly no income tax provisions have been included in the income statements for 2001.

Net loss

As a result of the factors described above, net loss for 2001 reached Ps. 675.5 million, an 18.0% increase, or Ps. 102.9 million, over the Ps. 572.6 million recorded in 2000.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. Our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. We believe the following accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

Revenue recognition

Our principal sources of revenues are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance rules which include the proportional return system. Under the proportional return system, incoming calls attempt are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. Revenues for incoming international traffic are recognized based on the number of call attempts converted to estimated minutes in conformity with our experience and the authorized rates. Estimated minutes are adjusted to actual minutes once actually known by us.

Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, the amounts obtained from our clients in Mexico and the income from proportional return described above. The aforementioned bilateral contracts determine the payment rates from us to foreign operators for the use of their telecommunications networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our telecommunications network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator.

In 2001, Telmex, MCI International Inc., IDB Worldcom Services Inc. and AT&T reached an agreement for the settlement rates applicable for 2001, 2002 and 2003. From January 1 to February 28, 2002, the settlement rate was $0.135 per minute. In 2002, Telmex, MCI International and AT&T reached a new agreement to reduce the settlements rates between Mexico and the United States for the remaining 2002-2003 period starting in March of

2002. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be $0.055 per minute. For traffic between the United States and the equal access cities other than Mexico City, Monterrey and Guadalajara, the settlement rate will be $0.0850 per minute and for all other cities in Mexico, the settlement rate will be $0.1175 per minute. Mexican carriers will pay $0.055 per minute for traffic terminated in the United States. We have agreed with AT&T to apply the same rates.

Allowance for doubtful accounts

We take a conservative approach in connection with our policy for uncollectable accounts. For domestic voice services, on the first day after the invoice is past due, the total amount is reserved. For data and internet services, the total amount is reserved after 120 days past due. Payment is due 25 days after the issuance of the invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person to person calls. Within 31 days following the due date of an invoice for a residential customer, a request is made to NCS de Mexico, S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in the database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. We consider our reserve to be sufficient to cover the potential risk of doubtful accounts; however, no assurances can be provided that we might be required to increase the amount of this reserve.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations. Based in our analysis, no impairment existed at December 31, 2001 or December 31, 2002.

Deferred taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from the differing treatment of items, such as depreciation and amortization, cost and provisions and allowance for doubtful accounts, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of Ps. 2,372.4 million during 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carried forwards beginning in 1996. These net operating loss carried forwards expire ten years after they are accumulated. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Deferred charges

Our deferred charges reflect an expense capitalization during the preoperative period, which was made in accordance with Mexican GAAP.

For U.S. GAAP, the above-mentioned preoperative expenses were not capitalized; therefore, the total amount of the deferred charges under U.S. GAAP mainly includes items such as: software, bond issuance expenses, installation expenses for leased lines and concessions for frequency bands.

New accounting pronouncements under Mexican GAAP

“Contingencies and Commitments”. Bulletin C-9 issued by the Mexican National Institute of Public Accounts (“MIPA”) establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non- recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed our immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In December 2001, the MIPA issued Bulletin C-8, “Intangible Assets”, which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

New accounting pronouncements under U.S. GAAP

In July 2001, FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which supersedes APB Opinion No. 17, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material impact on the consolidated financial statements.

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of the initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, FASB issued SFAS No. 144”, Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 supersedes SFAS No. 121”, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material impact on our consolidated financial statements.

In April 2002, FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4,44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002”. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Portions of SFAS 145 will apply to us in 2003.

In July 2002, FASB issued Statement No. 146 (“SFAS 146”), “Accounting for Cost Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Tax Force Issue No. 94-3 (“EITF 94-3”)”, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including of Certain Cost Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to exit plan. SFAS 146 also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact of this consensus on our results of operations, financial position and cash flows.

Liquidity and capital resources

In building our telecommunications network, we incurred substantial debt obligations. Our existing notes, which accounted for 98% of our long-term debt before they were reclassified as a short-term liability, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. We have not made any interest payments on the existing notes from cash flows from our operations and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. We did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002. We also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period for that payment expired on June 15, 2003.

We do not expect future cash flows to be sufficient to make future interest payments on the existing notes unless we receive additional funding from an outside source. As a result of the factors described below, we have not generated sufficient cash flows from our operations to make the November 15, 2002 and May 15, 2003 interest payments on the existing notes:

•	the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

•	the global downturn in the telecommunications industry, which has restricted our access to the capital markets;

•	the satisfaction of our equity holders’ obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15, 1999;

•	the dominant position of Telmex, on which we rely to provide interconnection services to most of our customers;

•	ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

•	lower international settlement rates received from foreign telephone carriers;

•	lower domestic long distance rates resulting from competition from other domestic carriers; and

•	high residential customer attrition and churn rates.

In addition, our liquidity has been materially and adversely affected in 2002 by a significant constriction in the terms of our trade payables. Further tightening of these terms will likely result if our financial situation does not improve.

As of June 30, 2003 we had a negative stockholders’ equity of Ps. 175.2 million.

Since we did not make our November 15, 2002 and May 15, 2003 interest payments on the existing notes and, as the November 15, 2002 and the May 15, 2003 interest payment grace periods have expired, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, we will not be able to pay the overdue interest of Ps. 837.4 million or the accelerated principal amount of Ps. 5,974.1 million, and some of our creditors would have the option to take legal actions against us, including instituting a Concurso Mercantil in Mexico, through which our creditors may require the dissolution of the company. Additionally, we may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. We have classified the existing notes as current liabilities as of December 31, 2002.

Current Liquidity

As of June 30, 2003, December 31, 2002 and December 31, 2001, we had Ps. 327.9 million, Ps. 157.2 million and Ps. 257.8 million of unrestricted cash available, respectively. Unrestricted cash decreased by 39.0% during the period from December 31, 2001 to December 31, 2002 primarily due to the $25.0 million of principal payments made under our Banque Nationale de Paris, Paribas, credit facility.

As of June 30, 2003, December 31, 2002 and December 31, 2001 our ratio of current assets to current liabilities was 0.14x, 0.12x and 0.81x, respectively. Our ratio of current assets to current liabilities decreased during the period from December 31, 2001 to December 31, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the existing notes through May 15, 2002 and due to the reclassification of our existing notes as short term debt.

	As of June 30, 2003	As of December 31, 2002	As of December 31, 2001
(in millions of constant Pesos, excluding ratios)
Unrestricted cash balance	Ps. 327.9	Ps. 157.2	Ps. 257.8
Current ratio (times)	0.14x	0.12x	0.81x

Resources generated from, or used in, operating activities.    Resources generated from operating activities increased Ps. 1,369.8 million from a loss of Ps. 644.3 million in 2000, to a gain of Ps. 725.2 million in 2001. During 2000, we paid Telmex Ps. 1,292.7 million under our settlement agreement with Telmex that was deducted from the resources generated from operating activities. Resources generated from operating activities decreased Ps. 743.5 million from a gain of Ps. 725.5 million to a loss of Ps. 18.0 million in 2002 from 2001; this decrease was primarily due to the 12.8% depreciation of the Peso against the dollar which resulted in an exchange loss of Ps. 776.7 million in 2002. Resources generated from operating activities increased Ps. 551.8 million from resources used of Ps. 284.7 million to resources provided by operation of Ps. 267.1 million in the first six months of 2003; this increase was primarily due to the 9.0% depreciation of the Peso against the dollar which resulted in an exchange loss of Ps. 534.5 million during the six-month period ended June 30, 2002, compared to a 1.6% depreciation of the Peso against the dollar which resulting in an exchange loss of Ps. 128.6 million during the six-month period ended June 30, 2003, combined with the increase in the accrued expenses derived from the nonpayment of interest on our existing notes.

Resources used in, or generated from, investing activities.    Resources used in investing activities increased Ps. 667.2 million from resources provided of Ps. 107.7 million in 2000, to a use of resources of Ps. 559.5 million in 2001. This increase was due to the purchase of equipment and to the payment of interest which was deducted from the escrow account. Resources used in investing activities were Ps. 559.5 million and Ps. 216.7 million in 2001 and 2002, respectively. The reduction was due to the payment of interest which was deducted from the escrow account, which was offset by a lower level of capital expenditures during 2002. Resources used in investing activities were Ps. 100.6 million and Ps. 77.3 million in the first six months of 2002 and 2003, respectively. The reduction was due to the lower level of deferred charges during the six-month period ended June 30, 2003 combined with a greater amount of its corresponding amortization.

Resources used in, or generated from, financing activities.    Resources used in financing activities decreased Ps. 365.2 million from Ps. 476.2 million in 2000 to Ps. 111.0 million in 2001. In 2001, we received a revolving credit line from Banque Nationale de Paris, Paribas, for Ps. 296.5 million and a credit line from Hewlett Packard de México, S. A. de C. V., for Ps. 143.9 million. Resources provided from financing activities increased Ps. 245.1 million from resources used in of Ps. 111.0 million in 2001 to resources provided by of Ps. 134.1 million in 2002; this increase was the result of the 12.8% depreciation of the peso against the dollar, which increased the amount in pesos of our dollar denominated debt. Resources provided from financing activities decreased Ps. 416.2 million from resources used in financing activities of Ps. 397.1 million in the first six months of 2002 to resources used in of Ps. 19.1 million in 2003; this decrease was the result of the 1.6% depreciation of the peso against the dollar during the six month period ended June 30, 2003 compared to a 9.0% depreciation during the same period of 2002.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

Adjusted EBITDA and Consolidated Leverage Ratio

Adjusted EBITDA, which we refer to in the new notes indenture as EBITDA, is defined as earnings before taxes, other income (expense), net, interest, net, foreign currency exchange gain (loss), net, gain from monetary position and depreciation and amortization. Adjusted EBITDA is used as a measure in determining our ability to incur additional indebtedness as described below. Our Adjusted EBITDA was Ps. 565.7 million, Ps. 613.2 million, Ps. 787.1 million, Ps. 335.6 million and Ps. 578.0 million for 2000, 2001, 2002 and the six-month periods ended June 30, 2002 and 2003, respectively.

Consolidated Leverage Ratio in the new notes indenture is defined as indebtedness to Adjusted EBITDA. We may not incur some types of indebtedness if our consolidated leverage ratio is greater than 4.0 to 1.0, after the incurrence of the additional indebtedness. Additionally, in order for us to merge with another entity in some circumstances, the surviving entity must have a consolidated leverage ratio, which compares total indebtedness to Adjusted EBITDA less than or equal to 4.0 to 1.0. Our Consolidated Leverage Ratio was 10.8x, 9.8x, 7.8x, 9.6x and 5.3x for 2000, 2001, 2002 and the six-month periods ended June 30, 2002 and 2003, respectively.

Adjusted EBITDA and Consolidated Leverage Ratio should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles. Adjusted EBITDA and Consolidated Leverage Ratio may not be comparable to similarly entitled items reported by other entities that do not define it exactly as we define it. Presented below is a reconciliation of Adjusted EBITDA to “Resources (used in) provided by operating activities”, which is the most directly comparable financial measure calculated and presented in accordance with

Mexican GAAP, and to “Cash flows (used in) provided by operating activities”, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	December 31,				June
	2000	2001	2002	2002	2002	2003	2003
	(In millions of Pesos and U.S. dollars)
Adjusted EBITDA Under Mexican GAAP:	Ps. 566	Ps. 614	Ps. 788	US$ 75	Ps. 336	Ps. 578	US$	55
Comprehensive financial result	(224)	(244)	(1,248)	(119)	(762)	(491)		(47)
Asset tax	(5)	(5)	(5)	—	(2)	(2)		—
Other expenses	(40)	(21)	(17)	(2)	(13)	(1)		—
Changes in working capital, net	(941)	381	464	44	156	183		18

Resources (used in) provided by operating activities	Ps. (644)	Ps. 725	Ps. (18)	US$ (2)	Ps. (285)	Ps. 267	US$	26

Adjusted EBITDA under U.S. GAAP	Ps. 566	Ps. 614	Ps. 788	US$ 75	Ps. 336	Ps. 578	US$	55
Interest income	169	60	15	1	14	3		—
Interest expense	(818)	(810)	(835)	(78)	(395)	(452)		(43)
Exchange (gain) loss, net	(32)	265	(775)	(74)	(534)	(129)		(12)
Unrealized exchange loss	12	9	691	66	703	192		19
Asset tax	(5)	(5)	(5)	—	(2)	(2)		—
Other expenses	(40)	(21)	(17)	(2)	(13)	(1)		—
Allowance for doubtful accounts	113	129	170	16	41	19		2
Provision for special project charges	(92)	123	108	10	49	1		—
Changes in working capital, net	(1,313)	(512)	85	8	(379)	137		13

Cash flows (used in) provided by operating activities	Ps.(1,440)	Ps.(148)	Ps. 225	US$ 22	Ps. (180)	Ps. 346	US$	34

Material Commitments and Funding

The table below describes our current material commitments if the offers or the U.S. prepackaged plan are not successful, including our debt service and operational obligations and our planned capital expenditures. If the offers or the U.S. prepackaged plan are successful, we expect to be able to fund all of our material commitments from revenues generated from our operations.

	Year ending December 31,
	2003	2004	2005
	(in millions of Pesos(1))
Vendor financing	44.8	84.9	9.0
Principal	39.5	79.7	8.4
Interest	5.3	5.2	0.5

Lease financing	14.1	19.1	1.8
Principal	12.8	18.2	1.8
Interest	1.3	0.9	—

Principal payments on long-term debt	—	—	—
Notes payments(2)	738.6	738.6	738.6
Operating Leases	32.3	65.3	67.1
Capital Expenditures	297.0	376.6	387.0

Total	1,126.8	1,284.4	1,203.5

(1)	Nominal pesos converted from U.S. dollars at a rate of 10.46 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on June 30, 2003.
(2)	Interest and principal payments on the existing notes.

The Existing Notes

In May 1999, we completed the offering of the existing notes. The existing notes pay interest semi-annually in cash in arrears on May 15 and November 15 beginning on November 15, 1999. An escrow account from the proceeds of the offering of the existing notes was created to guarantee the first six scheduled interest payments.

The escrow account was exhausted on May 15, 2002, and the first cash interest payment that we had to make with our internally generated funds was due on November 15, 2002.

Our cash flow from operations was not sufficient to meet the interest payment on the existing notes due on November 15, 2002, and as a result, we have not made those payments. We also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period expired on June 15, 2003. As of the date of this prospectus, we are significantly overdue in making the November 15, 2002 interest payments on the existing notes. Since we did not make the November 15, 2002 and May 15, 2003 interest payments within the payment grace period, the holders of our existing notes have the right to accelerate the outstanding principal and accrued and unpaid interest on the existing notes.

Other Indebtedness

In August 2000, we received a credit line from Hewlett Packard de México, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of June 30, 2003, the balance of such facility was $12.2 million. Such amount, which is payable within the next three years, is subject to an annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of June 30, 2003 of $3.1 million, payable within the next three years.

Credit Rating

On November 18, 2002 Standard & Poor’s lowered our foreign and local currency corporate ratings to D from CC. CC is the 2nd-lowest rating category out of 22; it describes obligations which Standard & Poor’s believes are currently highly vulnerable to nonpayment. D is Standard & Poor’s lowest rating and signifies a payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that the payments will be made during the grace period.

On August 8, 2002 Moody’s Investors Service lowered all ratings on the existing notes from Caa1 to Ca, stating that “based upon current long distance network asset valuations, Moody’s considers that debt holders face poor recovery prospects in a distress scenario”. Caa1 is the 5th-lowest rating category out of 21 used by Moody’s; it describes obligations which Moody’s believes are of poor standing and which may be in default or for which there may be present elements of danger with respect to principal or interest. Ca is the 2nd-lowest rating category out of 21; it describes obligations which Moody’s believes are speculative in a high degree and which are often in default or have other marked shortcomings. In light of Standard & Poor’s recent downgrading and our failure to make the November 15, 2002 and May 15, 2003 interest payments on the existing notes, we expect Moody’s to further downgrade its ratings of our existing notes in the near future.

These ratings are provided by Moody’s and Standard & Poor’s to help investors analyze the credit risks associated with fixed-income securities. Ratings also provide reliable, credible, and independent assessments of credit risk to investors. Moody’s and Standard & Poor’s, in determining ratings, consider empirical factors such as liquidity, profitability, and leverage as well as subjective factors such as the quality of management.

As a result of these negative credit ratings and downgrades, our sources for short-term financing have disappeared and impeded our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has affected our trade payables and ability to obtain new customers.

Our total outstanding indebtedness bears interest at fixed rates and is dollar-denominated. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Quantitative and Qualitative Disclosures about Market Risk

Our business activities require the holding or issuing of financial instruments which expose us to market risks related to changes in interest rates and foreign currency exchange rates.

We currently believe that increases in interest rates on the international markets are not likely to have a direct adverse impact on our financial results or cash flows because our total debt is dollar-denominated and bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to current market conditions.

Our principal foreign currency exchange risk involves changes in the value of the Peso relative to the dollar. As of June 30, 2003, senior notes and notes payable denominated in dollar was Ps. 6,134.8 million.

We from time to time assess our exposure and monitor opportunities to manage these risks, for instance through the use of hedging instruments. As of the date of the submission of this annual report, however, we have not used financial instruments to manage our market risk.

The potential loss in fair value of financial instruments held at June 30, 2003 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps. 590.5 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 75.1 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing indebtedness dollar- denominated. However, such potential impact of changes in the Peso-dollar exchange rate over interest expense, would be mostly offset due to the dollar-denominated revenues that are generated by the international incoming traffic.

Presentation of Financial Information

We prepare our financial statements in constant Mexican Pesos. This prospectus contains translations of certain Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Peso amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Solely for the convenience of the reader, Peso amounts have been converted into U.S. dollars at the rate of Ps. 10.46 per U.S. dollar, the rate of exchange effective on June 30, 2003, as published by The Federal Reserve Bank of New York. On August 19, 2003, the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 10.80 per 1.00 U.S. dollar.

Unless the context otherwise requires, references to:

(1)  “pro forma”, as of any date or for any period of presentation, unless otherwise indicated, give effect to the offers and the U.S. prepackaged plan as if it had occurred as of any such date or at the beginning of the period presented, as the case may be,

(2)  “fiscal”, “fiscal year” or “year end” refer to Alestra’s fiscal year ending on December 31 of each year, and

(3)  “dollars”, “US$”, “$” or “U.S. dollars” are references to United States dollars, and references to “Ps.” or “Pesos” are to Mexican Pesos.

Certain amounts which appear in this prospectus (including percentage amounts) may not sum due to rounding.

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 20 to the audited financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the years ended December 31, 2001 and 2002 and of total stockholders’ equity as of December 31, 2000, 2001 and 2002. See Note 3 to the unaudited interim consolidated financial statements for a reconciliation to U.S. GAAP of net loss reported under Mexican GAAP for the six month periods ended June 30, 2002 and 2003 and of total stockholders’ equity as of June 30, 2003.

Mexican GAAP also requires that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this prospectus is presented in constant Pesos as of June 30, 2003, unless otherwise noted. See Note 2b to the audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, such restatement does not wholly eliminate such distortions, and evaluation of period to period trends may be difficult. References in this prospectus to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. Since December 31, 2002, changes in Mexico’s inflation rate have been insignificant.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, and Bulletin B-12, “Statement of Changes in Financial Position”. These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provides for the recognition of certain effects of inflation by restating nonmonetary assets and liabilities using the Mexican National Consumer Price Index, restating the components of stockholder’s equity using the Mexican National Consumer Price Index, and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets.

U.S. GAAP reconciliation

See Note 20 to the audited financial statements for a reconciliation to U.S. GAAP of net loss reported under Mexican GAAP for the years ended December 31, 2001 and 2002 and of total stockholders’ equity as of December 31, 2000, 2001 and 2002. See Note 3 to the unaudited interim consolidated financial statements for a reconciliation to U.S. GAAP of net loss reported under Mexican GAAP for the six months ended June 30, 2002 and 2003 and of total stockholders’ equity as of June 30, 2003.

Net loss under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 was Ps. 466.1 million, Ps. 579.3 million, and Ps. 1,330.9 million, respectively. The differences between net loss under Mexican GAAP and U.S. GAAP are attributable to the treatment of the Modified Fifth Amendment to Bulletin B-10, the adjustments for the capitalization of comprehensive financial result and interest on assets under construction and adjustments for the capitalization and amortization of pre-operating expenses.

Stockholders’ equity under U.S. GAAP at December 31, 2000, 2001 and 2002 was Ps. 1,858.2 million,  Ps. 1,278.9 million, and a deficit of Ps. 52.0 million, respectively. The differences between stockholders’ equity under Mexican GAAP and U.S. GAAP are attributable to the treatment of the Modified Fifth Amendment to Bulletin B-10, the adjustments for the capitalization of comprehensive financial result and interest on assets under construction, adjustments for the capitalization and amortization of pre-operating expenses and the reclassification of minority interest.

DESCRIPTION OF ALESTRA’S BUSINESS

Alestra

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network.

Our telecommunications network interconnects with 198 cities throughout Mexico and consists of over 5,700 km. of backbone fiber optic lines of which over 700 km. are metropolitan fiber optic lines, and five fiber border crossings. We began providing data to our customers in May 1997 and internet services to our customers in July 1998. We began providing local services in Mexico City, Monterrey and Guadalajara in the first quarter of 2001.

Our Strategy

To address our liquidity crisis and to maintain our viability, we have refocused our business strategy and implemented a number of short-term measures that we expect to result in significant cost savings in the second half of 2002 and in 2003. Key elements of these strategies include the following:

•	Restructuring our existing indebtedness. To alleviate our liquidity crisis, we are offering you the new notes option and the cash payment option for your existing notes. We believe that this restructuring will lower our interest payments, align our debt service obligations with our current and projected cash flows and extend the maturity of a significant portion of our long-term indebtedness. This will increase the likelihood that we will generate enough cash to repay or refinance our long-term indebtedness.

•	Reducing our cost structure. We have taken and will continue to take measures to lower our cost structure and to position ourselves to take advantage of any economic recovery in Mexico and the U.S., including reducing the size of our workforce, postponing annual inflation related wage increases, except for our lowest paid employees, scaling back or postponing capital expenditures and cutting marketing and training expenses. We expect to obtain significant cost savings in the second half of this year and in 2003.

•	Focusing capital expenditures on businesses that may offer more attractive margins and a short-to-medium term return. We believe that the next phase of our capital expenditures program should be focused on businesses such as data and internet services. Moreover, we intend to make these investments using strict parameters including: entering into customer contracts with terms that ensure a return on our investment, expanding existing customer relationships by providing a broader portfolio of services and focusing on investment opportunities with immediate revenue growth potential.

•	Capturing the expected growth of the data and internet services sector. Data and internet services is currently the fastest growing segment of our telecommunications business, and we believe that it is likely to provide a greater return on investment than our traditional voice services. As a percentage of our revenue, data and internet services have increased from 5.0% in 1999 to 14.1% in 2001, 17.7% in 2002 and 18.3% for the six month period ended June 30, 2003. The expandable capacity of our network is well suited for digital private lines, internet access and transport and frame relay. As a result, we have targeted data and internet services as our primary focus for growth.

•	Capitalizing on the AT&T brand. We market all of our services under the AT&T brand name. We believe that AT&T is generally recognized in Mexico as a global leader in telecommunications services and our use of the AT&T brand helps to differentiate our services from those of our primary competitors. We believe that the AT&T brand identity gives us a significant competitive advantage for obtaining and retaining customers.

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Establishing strong relationships with our business customers and focusing our residential marketing efforts on high-usage customers.    We believe that medium and large business customers and high-usage residential customers are the highest margin customer segments in the Mexican telecommunications market and therefore we are focusing our marketing and resources on this customer segment. We believe that our telecommunications network and our broad portfolio of advanced long distance services, data and internet services and local service, similar to those offered by AT&T Corp., which we refer to as “AT&T”, worldwide, are particularly well-suited for these customers. Furthermore, the AT&T brand name and reputation for quality appeals to these customers.

Alestra’s operations

Domestic and international long distance voice service

Our basic service, the Servicio AT&T de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country/region in the world. This service covers both sent paid and collect calls to certain countries and destinations. We also provide international switched transit services to other international carriers, combining all of our direct interconnections and alliances to compete in the international market both in traditional and special transit.

As part of our service to our domestic and international long distance customers, we offer advanced voice services. Our advanced voice services are comprised of the following:

•	Operator services, home country direct services, calling card service and 800 services. We offer a full range of bilingual operator assistance, direct connections between customers abroad and Mexico, calling cards services and toll free services.

•	Virtual network services. To our business customers, we offer the AT&T Aria VNS Red Privada Virtual (“AT&T Aria VNS”) a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•	Global virtual network services. This service is an extension of AT&T Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

Data and internet services

We believe that a substantial part of our growth in the future will come from the data and internet services segment. Our primary data and internet services are comprised of the following:

•	Internet access and transport. We serve as an internet service provider and offer dial-up internet access to our business and residential customers, leveraging our brand and network infrastructure, and complementing our service platform. We also provide dedicated internet access to our business customers. The service includes connectivity, e-mail, web-hosting and domain name server. In addition, we offer transport services and port wholesale to internet service providers requiring connectivity to the internet in Mexico and globally.

•	Web services. Our web services include: AT&T Internet always on, AT&T Internet high capacity, AT&T Web-hosting, AT&T Web Fácil, AT&T Email, Bulletin, Chat, Chat with moderator, Contact Form, Forums, Guestbook and Polling and e-Consulting.

•	Direct access. We offer businesses the opportunity to have a dedicated access line from the customer’s premises to our network, without requiring the use of Telmex’s local network. We provide this connection, depending on the customer’s needs and revenue potential, through either a wireless connection or a fiber-optic connection built out to the customer’s premises.

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Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1).    This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S., to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes.

•	Switched digital services. For some business applications where private line services might not be cost effective or appropriate, we offer switched digital circuits on demand to customers who require digital links, variable bandwidth and multiple endpoint connectivity at increments of 56/64 Kbps channels (Ix64). This service is suitable for: videoconferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up.

•	AT&T frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed specially to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used, and also providing transparency to any application, low delay times and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or an End to End scheme jointly with AT&T. Through our AT&T Frame relay anywhere users can access their corporate data network from remote sites, through a telephone connection using the Alestra Frame Relay network. Our other frame relay based technology services are AT&T End to End Frame Relay Service Internet Working, AT&T End to End Internet Protocol enabled FR and AT&T Full Channel Service. Each of these services allows our customers to consider AT&T the single point of contact for ordering, provisioning, billing and fault management.

•	Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•	AT&T Virtual private network services. This service provides reliable and secure IP connectivity in a public “carrier class” network with the same performance and security options found in the more expensive customer owned private networks. This service allows customers to access their network via AT&T Dedicated VPN, AT&T VPN Remote Access, AT&T VPN in IDC (Internet Data Center) or AT&T IPSEC.

Our equity holders are currently analyzing the feasibility of our providing global seamless data services through AT&T’s global network to business customers in Mexico. The AT&T global network is an advanced data network based on internet protocol which allows for point to multi-point international connectivity, and is centrally managed. These services will allow us to participate directly in AT&T’s global network and to offer our customers an international virtual private network with extensive geographic reach and consistent service delivery and quality. Currently we only have the ability to offer our customers a national virtual private network. If our equity holders determine that we should provide this new service, we expect that the services offered via the AT&T global network will gradually replace the current AT&T–Alestra bilateral international network. We believe that the ability to offer the same portfolio of data products in Mexico that AT&T provides to enterprise customers in the United States and elsewhere would provide us with a competitive advantage.

Local services

Our local telephony concession has been recently modified to allow us to offer a full range of local services throughout Mexico on a regional basis. Since early 2001, we have offered our local telephone service in Mexico City, Guadalajara and Monterrey by means of fiber optic or wireless digital trunks that connect directly with our customers. In 2003, we began the roll-out of local services in five additional cities in Mexico. The modification of our local telephony concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program that provides 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns free of charge during the next four years.

Pricing and promotions

Our pricing for our long distance and value-added services offered to our business and residential customers varies depending on the type of plan or service chosen by the customer. Our business pricing strategy is based on voice, data and internet bundled offers. Our main commercial programs are AT&T Uniplan Práctico, AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra, and Enlace Total. Our five basic residential calling plans are AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio.

All of our plans are tailored to customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Avantel. We generally price our long distance services slightly below Telmex’s prices and they are highly competitive with Avantel’s prices.

Alestra’s marketing

Alestra has developed a comprehensive marketing plan to increase revenue and to obtain profitability by fostering brand name awareness and increasing the customer base and customer retention. Alestra has designed its sales and marketing strategy to attract existing Telmex customers and to encourage customers of Avantel and other carriers to switch to Alestra, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. Alestra has adopted a segmented marketing approach, distinguishing between business customers and residential customers, and further distinguishing within those segments in terms of usage and type of customer.

Business Customers.    Alestra has a national marketing coverage through its presence in 26 cities and has nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. Alestra also has a value added reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending Alestra’s presence to 80 cities. In addition to basic services, Alestra offers to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. Alestra also delivers customized bundled offers, including value-added features such as fraud control and reports-on-demand. Alestra targets mainly four groups of business customers:

•	Multinational Corporations and Maquiladoras. Alestra benefits from AT&T’s extensive relationships with multinational corporations, many of whom operate maquiladora facilities near the U.S.-Mexico border. Alestra’s account executives manage these important relationships with multinational corporations in conjunction with AT&T global and national account managers, both pre-and post-sale.

•	Large and Affiliate Mexican Corporations. Alestra characterizes large corporations as those accounts with a monthly consumption above Ps. 100,000. Affiliates include corporations such as Alfa, BBVA Bancomer and their subsidiaries and related entities, with whom Alestra or its shareholders are or have been affiliated. Alestra actively markets to these entities and has been successful in attracting these companies as customers.

•	Small and Medium-Sized Businesses. Small and medium-sized businesses include those that generate monthly billings of between Ps. 2,500 and Ps. 100,000. Small and medium-sized businesses represent the largest part of our business segment in terms of number of accounts and volume. Alestra believes that in most cases these companies are underserved by Telmex.

•	Wholesale Services. Alestra believes that its state-of-the-art, broadband network infrastructure positions it to be a leading provider of wholesale services to other telecommunications, Cable TV and data communications carriers. While such services are typically provided at a low rate per minute, the incremental cost is minimal. This allows Alestra to earn revenues from the excess capacity on its fixed-cost network infrastructure. Examples of wholesale customers include other competitive long distance carriers, wireless carriers and internet service providers.

Alestra also targets some other important segments, such as government, call centers and hotel chains, providing to each of these segments distinctive bundle offers which we develop to meet the customer’s specific telecommunication service needs.

Residential Customers.    Alestra’s residential marketing strategy is to target high-usage individuals and distinguish itself from other carriers by offering customized services. High-usage individuals tend to be professional or affluent individuals. Depending on their monthly usage, customers are classified as bronze, silver, gold or platinum. Benefits such as immediate customer service and personalized analysis and advice with respect to calling plans accrue to customers based on their classification.

Advertising and Public Relations.    Alestra believes that effective advertising stimulates demand for its services. Alestra believes that the high level of brand name recognition of AT&T in Mexico as determined by market research commissioned by Alestra, demonstrates in part the success of this promotional campaign. Alestra advertises using television, radio, newspapers and specialized business periodicals. In the past, Alestra has hired well-known Mexican celebrities as spokespersons, including members of the national soccer and Olympic teams and actors. In addition, Alestra also sponsored sports events and teams, educational programs and cultural activities. Currently a substantial part of our advertising materials are produced in conjunction with AT&T, using AT&T corporate TV advertising, allowing for both a more integrated image and substantial cost reduction.

Sales and distribution

Direct sales for business customers.    We maintain 20 independent sales offices throughout Mexico, including the key cities of Mexico City, Monterrey and Guadalajara. Our sales force is highly qualified and knowledgeable about our services. When marketing our services, the sales force places special emphasis on the quality of our network and our customer service capabilities. Our direct sales force is compensated with salaries, as well as commissions and bonuses. Our independent telemarketing representatives are compensated with negotiated fees.

We believe that the focused approach of our direct sales force favorably distinguishes it from Telmex, Avantel and other long distance providers in Mexico. Sales managers each manage sales representatives and account executives, who specifically focus on existing and potential accounts within a particular region. The direct sales force has access to several technical personnel for sales support services. We are able to provide our sales force with weekly sales information, and track sales of each of the departments against the objectives for each customer segment and account.

Telemarketing.    For the residential segment, we use a focused telemarketing effort. The telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the AT&T brand name, the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on third parties for the majority of our telemarketing efforts and employ in-house telemarketing representatives and contracts with third parties for the services of additional telemarketing representatives. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives. During 2002, we stopped our telemarketing efforts as a cost-containment measure.

Customer service

We have been able to distinguish ourselves from Telmex and Avantel by offering superior customer service. A survey is conducted on a periodical basis with Mexican consumers. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. The last survey was made in December 2002. By achieving a level of customer service superior to that of our competitors, we believe that we will attract new customers and achieve lower rates of customer attrition. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support, as well as an operator service center to provide call processing assistance and two help desk (technical support) service centers, one for Internet and the other for e-Services. All centers are open 24 hours a day, 365 days a year.

At our customer service center, customer service representatives receive approximately 150,000 calls per month, and handle product and general service inquiries, billing inquiries, fault reports and technical support (help desk). We also have service representatives performing other activities related to customer care, such as ordering and loading new customers’ information into our database or back office activities, and changes in customer databases.

Our operator services center receives a monthly average of 400,000 calls attended by several operator stations. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling card or other services. Our operator services center seeks high customer satisfaction by providing ongoing training to our operators and management staff and by keeping services in level with world-class centers.

Customer activation, billing and collection policies

Activation.    At the time the salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database. Furthermore, we access a third-party database to which all carriers provide information and which is operated by NCS de México, S.A. de C.V. to ascertain whether a prospective customer has amounts due over 30 days and over Ps. 150, or any amount 60 days overdue, to the customer’s existing long distance carrier. If the customer has a past due balance with another long distance carrier, activation must be denied. If the credit history is acceptable, a representative from NCS de México, S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

Billing.    Currently, we use an integrated billing system that includes network and customer support capabilities. Customers are billed monthly, and we have split our customer billing into 14 billing cycles. In addition, a second billing system is used for value-added services.

Also, we have installed a state-of-the-art customer care and billing system, which includes, among other features, enhanced call center support like e-commerce, rapid development and deployment of any new service that we may add in the future, automated customer request tracking, bundling and an integration of multiple data and voice services.

We use a fraud management system that allows our fraud center to detect and prevent unauthorized use of our network through the use of programs that monitor and identify unusual activity. In addition, the fraud center uses an application developed to detect and analyze fraudulent cases using different profile solutions and statistical, financial, billing, traffic, and customer information.

Collection.    Bills for residential customers may be paid in cash at one of approximately 7,000 bank branches, one of more than 100 Soriana supermarkets or one of more than 1,700 OXXO convenience stores located throughout the country. We are also able to receive payments in more than 1,400 public telegraph offices. We have the choice to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer.

Our collection efforts include recorded phone messages, past due mailed notices, telegrams to un-contacted accounts, personal calls to the customer and door to door collection, depending on the balance of past due amount and the amount of time that the amount is overdue. Within 31 days following the due date of an invoice, a request is made to NCS de México, S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in its database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal process worthwhile, we commence legal proceedings.

Our network

Network components

We have invested more than Ps. 6,339.4 million in our technologically advanced fiber-optic network. Construction of the original design for the long distance network was completed in 1997. The network reliability in 2001 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9953% for last-mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of-the-art technology. The network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network include:

•	over 5,740 route kilometers of long-distance and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	approximately 700 route kilometers of metropolitan area fiber-optic facilities;

•	five Lucent “5ESS” digital switches (one switch is used for testing purposes);

•	three switches to provide local services; and

•	twelve Cisco Systems ATM/frame relay switches; six “carrier-class” Cisco Gigabit Switch routers, twelve “carrier-class” Cisco Systems routers used for data services and internet connection; three routers for VPN services; and over 11,000 modems for Dial-Up services.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City and 3 industrial parks in Ciudad Juárez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried over one meter below ground. Most of the metropolitan rings built by Alestra also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

Fiber-optics

Our inter- and intra-city fiber-optic network is 5,740 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing and Synchronous Digital Hierarchy architecture, known as “SDH”. The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey;

•	a central ring through Guadalajara;

•	a southern ring through Mexico City;

•	two inter-state segments in the eastern coast of Mexico that run from the central region to the northern part of the country;

•	four border-crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juárez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancún.

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network to facilitate connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juárez. Alestra is the only carrier with dual-ring SDH infrastructure in the border with the United States, through San Antonio, Texas to Nuevo Laredo and Reynosa, Tamaulipas in México; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and dense wave division multiplexing technology. SDH is the industry standard in transmission technology, which supports 2.5 gigabit per second transmissions over a single fiber-optic strand. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure through the installation of additional electronics. All of our long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 gigabits per second per pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 gigabit per second capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 gigabits per second, of which we currently utilize three wavelengths with 5 gigabit per second.

Electronics and switching

We have deployed four Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City and Tijuana. These switches perform as international and domestic gateways. We have also deployed two 5ESS and two VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Ciudad Juárez, Monterrey and Guadalajara. In addition, we have deployed one switch for testing purposes in Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combination of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

We have large points of presence, or POPs, in 28 cities within our long distance network, in addition to metropolitan, junction and regenerator sites. A “point of presence” is a location where we have installed transmission equipment that serves as a switching center or relay for the larger network. Our points of presence contain telecommunications equipment (switching and/or transport) and serve as interconnection points among our and others’ networks (including Telmex). Each switch and point of presence is housed in a concrete structure that is equipped with advanced power supply, air conditioning, security and fire protection systems.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other providers as well as providing advanced services.

To support the growing demand for data services, we have deployed an ATM/frame relay, VPN and an internet protocol network on our fiber-optic network. We have deployed twelve frame relay switches in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juárez, which interconnect with AT&T’s global frame relay network. Our internet protocol network is supported by 6 carrier class gigabit routers and 12 carrier class routers deployed in key points of presence and switch sites. Our internet protocol network interconnects with the global internet via AT&T’s WorldNet and UUNet internet services. Also our VPN infrastructure covering the cities of Mexico, Monterrey and Guadalajara provides access in these cities to Alestra’s VPN backbone with three Cisco routers.

Direct access

Our direct access facilities allow our customers to access our network directly and to avoid interconnection with local exchange carriers such as Telmex’s network. We have deployed metropolitan fiber-optic rings consisting of approximately 700 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juárez, Tijuana, San Luis Potosi, Querétaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring or asynchronous transfer mode “ATM” architecture. To date, we have 29 metropolitan points of presence in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and 5 more are to be deployed in 2003. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities

We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo León, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos to provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalámbrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Avantel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 44 radio towers in our network. On these towers, we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our suppliers of digital microwave equipment include Alcatel, NEC, Marconi and Harris Corporation Telecommunication Systems and Services. A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities

To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities from Telmex. In this way, we are able to address a large number of additional end-users efficiently. Capacity leased in this manner is paid as an installation fee on a monthly fixed-cost basis.

Network operations and services

Network operations

Alestra maintains a network operation center that is capable of monitoring the entire network. Network technicians have the ability to monitor the network and evaluate and respond to any technical difficulties promptly. Alestra is able to analyze the performance data generated by these systems in order to make the operating and design adjustments necessary to enhance individual network operations, including all call completions, call deliveries and the percentage of call failures. Alestra’s operations support system provides centralized performance, maintenance and operations data for its network and integration of the data for accounting, customer service, and other purposes.

Network maintenance

Alestra employs over 250 engineers, technicians and supervisors in order to provide service and maintenance for its customers and its network. The network has the ability to self-diagnose service interruptions and other faults, and to automatically notify technicians. Network and services engineers and technicians are available 24 hours a day, 365 days a year, to monitor the network and service engineers respond to customer problems.

Competition

To date, the SCT has granted concessions to approximately 30 long distance telecommunications companies in addition to Telmex and Telnor. Currently, approximately fifteen long distance concessionaires are offering commercial long distance service in Mexico.

The current level of competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and as new technologies are applied to the telecommunications industry. As a result of competition, prices for long distance calls have declined in real terms by approximately 70% from December 1996 to June 2003.

As a result of competition in the consumer market, customer attrition to other telecommunication service providers, or churn, has resulted in the loss of future revenues from customers whose service is disconnected. Because of churn, we are often unable to recoup the costs we incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. The establishment of a third party verification service, as well our new focus on high-usage customers has contributed to a decrease in our churn rate of 18.8% on average per month in the beginning of 1998, to approximately 6.4% from 1999 to 2002. As a result of churn, we have experienced a net loss of lines from the number of lines we originally obtained during pre-subscription. Among our business customers, the churn rate is less than 2.0%.

Recently, the SCT issued a proposed regulation that would allow cable companies to provide bidirectional data transmission services. If the proposed regulation becomes effective, the cable companies (more than 600 companies in Mexico) could provide internet wideband access to compete with us.

Our main competitors are:

Telmex

Telmex, the formerly government-controlled telecommunications monopoly, has historically dominated the Mexican telecommunications industry. In December 1990, the Mexican government officially began the liberalization of the telecommunications industry by selling a controlling portion of Telmex’s equity. The Mexican government subsequently sold the balance of its holdings in Telmex.

At the same time it began the privatization of Telmex in 1990, the Mexican government amended Telmex’s concession for the provision of public, local and domestic and international long distance service throughout Mexico. Telmex was also granted an exclusivity period of six years in order to make the transition to competition in the long distance market. In August of 1996, the exclusivity period expired and the Mexican long distance telecommunications industry was officially opened to competition, although Telmex was not required to interconnect new carriers’ networks to its own networks until January 1, 1997.

Telmex has marketed its long distance services under its LADA brand. Telmex’s image in the marketplace has been associated in the past with delays, poor transmission quality and poor customer service, which has been reflected in the high number of claims filed against Telmex at the Procuraduría Federal del Consumidor (a Mexican public consumer protection agency serving a similar function as the U.S. Better Business Bureau). Telmex has spent significant sums on advertising to improve its brand image.

In the data and internet services market, Telmex has focused on services with higher market value such as internet dial-up. Telmex’s initial strategy was based on the acquisition of the Prodigy brand and its operation rights in Latin America under which Telmex launched its internet dial up service at the end of 1999. At the end of 2002, Telmex reported approximately 1.2 million Prodigy accounts. The Prodigy line of business was bolstered with its alliance with Microsoft and the launching of T1MSN in 2000. This alliance and launching allowed Telmex to compete with established portals like Terra and Esmas.com.

In the core data services market, Telmex has prevented competition in the business sector by exercising its monopolistic powers over the direct access local loop market and by protecting the long distance private lines and frame relay while developing new services such as its virtual private network. In the frame relay market, Telmex has promoted the frame relay technology which represents the major customer base in Mexico.

Telmex’s new strategy is to launch DSL Broadband service nationwide, which it started in Mexico City, Monterrey and Guadalajara. This service represents direct competition for dedicated internet in some market segments.

Avantel

Avantel started operations in 1996 though a joint venture between MCI International Telecommunications Corp. (45%) and Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. (55%). In 1999, Worldcom acquired MCI and joined the Avantel joint venture. In 2001, Citigroup acquired Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. and all of its subsidiaries and is reported to have subsequently divested almost all of its interest in Avantel.

Avantel’s long distance backbone reaches 41 cities and it has approximately 5,000 miles of fiber optic lines installed. Avantel uses Nortel and Cisco technologies.

In the long distance market, Avantel has implemented a low price strategy in order to capture market share. Avantel’s portfolio of services are domestic long distance, international long distance, 800 services, and local service. Avantel began providing local service in January 2001 in Mexico City, Monterrey and Guadalajara. Avantel has a nationwide concession for local service.

Avantel’s data and internet services portfolio are frame relay, long distance private lines, local private lines, dedicated internet, internet dial up, virtual private network and web-hosting services.

Avantel is a direct competitor of Alestra.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. In 2000 Terra reported 450,000 internet dial-up accounts in Mexico. Terra has recently canceled its free internet service which represented more than 50% (over 300,000) of those internet dial up accounts. Terra has begun implementing e-commerce initiatives through the acquisition of Decompras.com, specializing in retail sales, and Deremate.com, specializing in consumer auctions. In addition, Terra has implemented new services such as shared hosting and unified messaging and has entered the internet advertising business through Terra portal.

In the beginning of 2000 Telefónica acquired Optel. Optel specializes in X.25, frame relay and dedicated internet. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data”.

Telefónica data recently developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel to increase the coverage of service.

Finally, Telefónica recently acquired Pegaso, a wireless telephony provider with nationwide spectrum licenses, and Cedetel Group, a wireless telephony provider operating primarily in the northern regions of Mexico, allowing Telefónica to enter into the mobile telephone market and to compete directly with Telcel.

Telefónica is a direct competitor of Alestra in the data and internet services market.

Employees

At June 30, 2003, we employed approximately 1,900 people through our only subsidiary, Servicios Alestra, S.A. de C.V. In addition, Servicios Alestra, S.A. de C.V. has also contracted with third-party agencies for services of additional employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents less than 100 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and management believes that our relationship with our employees and union is good.

Properties

Our other principal properties consist of management and customer service offices located in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 63,000 square meters on which management offices, sales offices, customer service centers and points of presence are located. Our principal administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

Insurance

Alestra maintains insurance policies customary for its industry (including insurance for losses resulting from hurricanes and earthquakes) with an insurance value up to $60.0 million (calculated on the basis of the maximum foreseeable loss) for each and every loss, with a single and combined limit. The fixed assets at each of Alestra’s locations are covered on a replacement cost or market value basis. Alestra also maintains a marine cargo insurance policy that protects against loss of up to $1.5 million per shipment, with a sublimit inside Mexico of $500,000 per shipment. Alestra maintains a comprehensive liability insurance policy with an insured limit of up to $15.0 million per event per location.

Legal proceedings

Alestra is involved in the following legal proceedings which, if resolved against it, may have a material effect on Alestra’s financial condition or operations.

Dominance of Telmex

Since Telmex has been declared a “dominant carrier”, that is a carrier holding substantial power in five specific telecommunications markets, Alestra has filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and Cofetel reapplies Telmex’s obligations, Telmex should be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

In 1998, Comisión Federal de Competencia (Federal Competition Commission), which we refer to as “Cofeco”, issued a resolution that declared Telmex a “dominant carrier” in five telecommunications markets. As a result of this resolution, Cofetel issued a resolution setting forth specific obligations for Telmex with regard to rates, quality of service and information in its capacity as a public telecommunications network concession holder with “substantial power” in five relevant markets, in accordance with article 63 of the Federal Telecommunications Law on September 12, 2000. On May 11, 2001, Telmex was granted legal protection from this resolution. On May 20, 2001, Cofeco determined again that Telmex was a “dominant carrier”. On September 24, 2001, Telmex requested new legal protection against this resolution. On May 21, 2002, a Mexican federal court resolved that Cofetel’s resolution date September 12, 2000 was vacated as a result of the decision by May 11, 2001 resolution granting legal protection. Currently, only Cofeco’s resolution of May 20, 2001 is in effect, but is currently being appealed by Telmex. At each stage of the proceedings described above, we filed motions with Cofeco, Cofetel and the various Mexican federal courts supporting the position that Telmex is a dominant carrier with substantial power.

International Rates of payment for 2001-2003

In accordance with rules promulgated by Cofetel, Telmex negotiated with WorldCom, Sprint, and AT&T the international settlement rates for 2001, 2002 and 2003 and excluded us from the negotiation process. As a result, we had no input on the rates which were set and which, according to the rules promulgated by Cofetel, we would be expected to charge for the completion of long distance calls. On October 2, 2001, Alestra submitted a motion to vacate before the Court of Tax and Administrative Justice, the resolution issued by Cofetel on June 19, 2001, through which Cofetel approved the rates of payment for international long distance settlement rates for the years 2001, 2002 and 2003, agreed to by Telmex and WorldCom. This motion has not been resolved. Additionally, on October 18, 2002 we filed a second complaint before the same court requesting the court to vacate a new resolution issued by Cofetel dated August 6, 2002 modifying the international settlement rates for the years 2002 and 2003. We have filed these complaints because we would like to participate in negotiations of international settlement rates from which we have previously been excluded. We do not expect to incur any material costs if we lose these actions.

Cofetel resolved that traffic originated abroad, re-routed through Mexico and terminated outside Mexico must not be regarded as traffic in transit

A large portion of our revenues from international long distance services are recognized on the basis of the “proportional return” regulations. According to these regulations, revenues related to incoming international long distance minutes are divided for recognition among Mexican carriers in proportion to the outgoing international traffic originated by each of the Mexican carriers. A resolution issued by Cofetel on May 21, 2002 attempts to limits our ability to re-route calls to any foreign countries originated outside Mexico through our system, which has allowed us to increase the number of outgoing minutes used to calculate our proportionate share of incoming international long distance calls. We have challenged the legality of the resolution on various grounds and the effect of the resolution on our business is uncertain at this time. In light of the Cofetel resolution, our pending legal challenge and uncertainty with respect to the potential retroactive application of the resolution, we currently do not intend to include the share of return traffic attributable to re-routed traffic in the calculation of our proportionate share of incoming international long distance calls for the current fiscal year. If this reduction is not offset by an increase in other international traffic, the exclusion of re-routed traffic from our proportionate share calculations could result in less incoming international traffic which could materially and adversely impact our revenues and financial results. Furthermore, the resolution may result in retroactive application. As a result of this potential retroactive application, in June 2002, Telmex alleged in a letter to us that, based on its assumptions, we owed it $22.5 million, in connection with proportionate return adjustments, including re-routing adjustments. On January 24, 2003, we entered into an omnibus agreement with Telmex in which, among other things, we settled this alleged liability, we reaffirmed our interconnection rates for 2003 and we made adjustments to certain other payments we are obligated to make to Telmex. We believe that the net effect of this agreement on us will be immaterial.

The city of McAllen, Texas has threatened suit regarding one of our five fiber border crossings

The city of McAllen, Texas has indicated that it will file a complaint against us regarding one of our five fiber border crossings which is located in McAllen, Texas. We expect that the city of McAllen will claim that we have violated our right of way agreement with the city. While this fiber border crossing connects AT&T’s and our network, if the city of McAllen was able to terminate our right of way regarding this fiber border crossing, we may experience temporary difficulties and delays as we shift our international traffic that passes through this fiber border crossing to other fiber border crossings. Additionally, the city of McAllen has claimed that we owe it retroactive fees for the traffic which has passed through this fiber border crossing. While we believe that the city of McAllen’s claims are without merit, an adverse decision could adversely impact our network operations and impose costly fees on us.

THE MEXICAN LAW OF COMMERCIAL REORGANIZATIONS

On May 12, 2000, the Ley de Concursos Mercantiles (Law of Commercial Reorganizations), which we refer to as the “LCR”, replaced the Ley de Quiebras y Suspensión de Pagos (Law of Bankruptcy and Suspension of Payments), which had been in effect since 1943, as Mexico’s reorganization regime. To date, the LCR has been largely untested, thus the manner in which it will be interpreted by Mexican courts and the impact it will have on the rights of debtors and creditors is uncertain.

Under the LCR, a debtor that fails to satisfy its debt payment obligations may be found insolvent and potentially subject to bankruptcy laws, thus subject to a reorganization proceeding. An insolvency declaration may be requested by the debtor, two or more of its creditors, or the public prosecutor. An entity will be deemed to be insolvent if (i) it fails to pay one or more creditors holding debt past due in excess of thirty days, and such past due debt represents 35% or more of all of the debtor’s liabilities as of the date of filing the under the LCR; and (ii) the debtor’s liquid assets, namely, short-term cash, securities, deposits or accounts receivable (realizable less than 90 days) are not sufficient to pay at least 80% of its past due debt as of the date of the filing. The determination of a debtor’s solvency or insolvency is made by a judge based largely upon an insolvency report made by a visitador (examiner) appointed immediately after the petition for an insolvency or bankruptcy proceeding is filed by the Instituto Federal de Especialistas de Concursos Mercantiles (Federal Institute of Commercial Reorganization Specialists), which we refer to as the “Institute”.

When the judge declares a debtor insolvent, unless the debtor requests a bankruptcy declaration, a conciliator is appointed by the Ministry of Communications and Transports, which may or may not be selected from the list of conciliators of the Institute, and the conciliation phase begins. In the conciliation phase the judge (i) orders the suspension of the payment of the debtor’s liabilities incurred before the proceedings began, except those deemed necessary for the debtor to continue its ordinary operations and its ordinary labor obligations; (ii) sets the retroaction date, (iii) starts the creditor recognition process, and (iv) orders that all attachment orders and enforcement proceedings against the debtor’s assets be suspended. The conciliator arranges for the debtor and its recognized creditors to engage in negotiations to restructure and rehabilitate the insolvent company in accordance with the LCR. If a restructuring agreement is reached, it is presented before the judge for approval and the proceeding is terminated with the rehabilitation of the debtor. Any agreement among the creditors in the conciliation phase requires the support of the creditors of the debtor holding at least 50.1% of the aggregate principal amount of the debtor’s unsecured outstanding indebtedness. The Mexican Ministry of Communications and Transport has the right to veto any restructure agreement involving a telecommunications company operating under a concession regime.

During the conciliation phase, the debtor continues to manage its affairs under the supervision and oversight of the conciliator, subject to certain restrictions. Removal of the debtor’s management at the request of the conciliator is provided for in certain circumstances, in which case the conciliator assumes management. The Mexican Ministry of Communications and Transport may also request the removal of the management of a telecommunications company operating under a concession regime and nominate its replacement if deemed necessary to guarantee the preservation and continuity of the business. The conciliator may request that the debtor’s operations be terminated, in whole or in part, temporarily or permanently. At the request of third parties, assets owned by such third parties in the possession of the debtor may be segregated from the proceedings. Monetary obligations of the debtor denominated in Mexican currency are accelerated and are converted into investment units (Unidades de Inversión) which is an accounting unit linked to the Peso and the inflation rate in Mexico. Monetary obligations also stop bearing interest, except in the case of ordinary interest bearing debts secured with real estate collateral (in which case interest accrues up to the value of the collateral). Subject to certain exceptions, monetary obligations denominated in a currency other than Mexican Pesos, are converted into Mexican Pesos and then converted into investment units.

The conciliation phase has an initial duration of up to 185 days and may be renewed for two 90-day periods, subject to certain requirements. If the conciliation phase is not successful, a bankruptcy declaration is entered. A bankruptcy declaration may also be entered at any time during the conciliation phase at the request of the debtor or the conciliator. During the bankruptcy phase, the debtor’s business and its assets are liquidated and the proceeds use to pay recognized creditors. The SCT will appoint a receiver for this purpose, who also replaces the debtor’s management. The receiver will administer the assets of the debtor and take the necessary measures for their preservation, pending realization. The receiver sells the debtor’s assets, mainly through public auction. Bankruptcy payment to creditors with the liquidation proceeds is made in accordance with the LCR rules regarding ranking and priority. The proceeds are paid in accordance with the receiver’s proposal, subject to the judge’s approval. A bankruptcy judgment (i) suspends the rights and obligations of the bankrupt company, pending liquidation and payment to recognized creditors; (ii) obligates the bankrupt company, its officers and managers to turn the possession and management of the assets and rights of the company over to the receiver, except for those considered by the LCR as non-sellable and non-attachable assets; (iii) orders all third parties which at such time are holding failed company assets to deliver them to the receiver, and (iv) enjoins debtors of the failed company from paying their debts without prior authorization. If we enter into a conciliation phase, we may not reach an agreement with our creditors. At least 50.1% of all creditors must agree to the terms of the conciliation.

As stated above, at least 50.1% of all the debt owed to unsecured creditors must agree to the terms of the restructuring agreements reached during the conciliation phase. Pursuant to the LCR, any such restructuring agreement is required to treat all unsecured debt equally.

Since the LCR has been recently enacted and its provisions affecting debtors’ and creditors’ rights have not been fully tested in court, we cannot predict whether the actual implementation of the above structural and procedural descriptions of the LCR by either Mexican courts or the SCT will be consistent with our interpretation of the statute.

SUPERVISION AND REGULATION OF THE MEXICAN

TELECOMMUNICATIONS INDUSTRY

Regulatory framework and bodies

Telecommunications services in Mexico are governed by the Federal Telecommunications Law, the Ley de Vías Generales de Comunicación enacted in 1940, the Reglamento de Telecomunicaciones enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks; the establishment of technical standards for the provision of telecommunications services; and the granting, revocation and modification of concessions and permits.

The SCT and the Mexican Congress have attempted to reach consensus with the industry in order to pass a new communications bill but they were unsuccessful. It is possible that a new federal telecommunications bill will be submitted to a vote in the Mexican Congress later this year, depending on the political environment.

The SCT is the government agency responsible for regulating telecommunications services and was the exclusive authority until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, consisting of four commissioners appointed by the President of Mexico, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, non-discriminatory and lawful competition among telecommunication services providers in Mexico.

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations. The SCT has retained the authority to grant all concessions and permits as well as the imposition of fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and granting of new concessions and permits, but the SCT has the final decision making power on these issues.

Under the Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services.

Cofetel is primarily responsible for:

•	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations due to the “dominant” carrier;

•	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;

•	supervising telecommunication service providers;

•	resolving any differences amongst concessionaires in interconnection negotiations;

•	conducting public biddings of spectrum;

•	administering the numbering resources and national numbering migrations;

•	defining the different local service areas and mobile regions; and

•	administering the Telecommunication Registry, where the rates for telecommunication services offered by the concessionaires are filed, among other responsibilities.

The SCT and Cofetel have taken a number of steps to complete the regulatory framework for Mexican telecommunications, although significant issues remain unresolved or are under judicial scrutiny.

The Telecommunications Regulations contain various provisions designed to introduce competition in the provision of telecommunications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telmex under its concession. In August 1996, the SCT opened the Mexican market to competition for domestic and international long distance services.

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that Telmex was obliged to provide interconnection points for 200 cities in accordance with a rollout schedule before 2001, beginning on January 1, 1997. The rules also stated that Telmex was obligated to interconnect all the cities of the country which have at least one switch with routing capability in the year 2001. Currently, Telmex has provided interconnection points in the 198 local service areas. However, no additional areas have been added since, and Telmex has argued that there is no switch with routing capability left.

In June 1996, the SCT released rules with respect to the provision of long distance service, together with basic technical plans for numbering and for signaling, that address a number of technical issues including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer selection of carriers, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the SCT.

In October 1997, Cofetel released rules regarding the provisioning of local service. Such rules, among other issues, focus principally on establishing the mechanisms for interconnection, the interoperability of networks and the continuance of service, with non-discriminatory and registered tariffs. Additionally, the rules include the access to the special codes, emergency numbers and the data base directory services. The rules for local service also define the program for the “calling party pays” service, some obligations for the dominant carrier in terms of information, tariffs and quality of service and the guidelines for the consolidation of local service areas.

Alestra’s concessions

Telecommunications public network concession.    We obtained our telecommunications public network concession on December 6, 1995. Through this concession, we are able to provide long distance telephone service, and by a later amendment, since May 30, 2000, local services in Mexico City, Monterrey and Guadalajara. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

•	the type of services that are the subject matter of the concession (local and long distance);

•	the geographical region in which we may provide the services;

•	the term of the telecommunications public network concession; and

•	other rights and obligations affecting us.

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Law of Foreign Investment), concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the full voting equity thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the equity thereof with the prior approval of the Comisión Nacional de Inversiones Extranjeras (National Commission of Foreign Investments). Furthermore, any attempted transfer or subscription of 10% or more of our equity (other than neutral equity) requires notification and approval of the SCT and, if applicable, the Comisión Federal de Competencia (the “Federal Competition Commission”). Any equity transfers in violation of these ownership requirements will be invalid under Mexican law.

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, such period is calculated from the date of issuance of the long distance concession. After such period elapses, the SCT, with the prior favorable opinion of the Federal Competition Commission, may authorize the proposed transfer under certain conditions for the assignee.

Wireless concessions.    In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10 GHz frequency band covering the regions 4, 6 and 9 that contain Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos except for retained cities.

Under the 10 GHz concessions, we were asked to provide point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides by the end of September 2000. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension of the term until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress.

On July 19, 2002, Alestra filed a report before Cofetel regarding the implementation of a 10 GHz. point-to-multipoint radio base station in the city of Morelia. With this infrastructure and the one discussed above, Alestra has fulfilled its commitments to provide signal coverage for the 30% of the population that resides in the municipalities or delegations or regions 4, 6 and 9.

Concession maintenance requirements.    Our telecommunications public network concession and our wireless concessions may be terminated pursuant to the Federal Telecommunications Law upon:

•	expiration of their terms;

•	our resignation;

•	their revocation;

•	governmental taking; or

•	our liquidation or Mexican bankruptcy/liquidation (quiebra).

A wireless concession may also be revoked for the following reasons:

•	on behalf of public interest;

•	for national security reasons;

•	for the introduction of new technologies;

•	solving interference problems; and

•	to fulfill international agreements and treaties subscribed by the Mexican Federal Government.

In the event of our Mexican bankruptcy/liquidation our concession would be immediately terminated.

In addition, the Federal Telecommunications Law provides that our telecommunications public network concession and our wireless concessions may be revoked by the SCT prior to the end of their terms under certain circumstances, including:

(1)  unauthorized or unjustified interruption of services;

(2)  taking of any action that impairs the rights of other concessionaires or permit holders;

(3)  failure to comply with the obligations or conditions specified in the telecommunications public network concession or wireless concessions;

(4)  failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

(5)  loss of our Mexican nationality;

(6)  unauthorized assignment, transfer or encumbrance of the telecommunications public network concession or wireless concessions;

(7)  failure to pay the Mexican government the fee for the telecommunications public network concession or wireless concessions; or

(8)  failure to comply with the terms established by the concessions for a period of 180 days from when the concessions were issued.

The SCT may only revoke a concession under the circumstances referred to in clauses (1), (2), (3) and (7) above after it has imposed sanctions at least on three occasions on the concession holder, and the violation has recurred. In the events described under clauses (4), (5), (6) and (8) above, the revocation is immediate.

Moreover, our telecommunications public network concession requires us to meet specific geographic coverage targets and the wireless concessions require us to meet certain buildup targets. Under the terms of the telecommunications public network concession, by December 31, 2000, we were required to provide services in nine additional cities with our own infrastructure. Based on the conditions of the market, during 2000, we filed a petition to SCT asking for authorization to replace those cities. The SCT, acting upon the recommendation of Cofetel, is the only body with the authority to modify the geographical coverage requirements in the telecommunications public network concession. As of July 13, 2001, Cofetel granted our petition authorizing such modification without any sanction.

The Mexican government, through the SCT, may also temporarily seize all assets related to our telecommunications public network concession or wireless concessions in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for imminent harm to the national economy. Under Mexican law, the government would be obligated to compensate Alestra in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government were to temporarily seize or expropriate our assets, it would have to indemnify us for all direct losses and damages. In the case of an expropriation, appraisers would determine the amount of the compensation. If we disagreed with the amount appraised, we could initiate judicial action against the government to dispute such amount. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, that determination would be made by an independent appraiser, who would be appointed by the competent court.

Local service

On October 15, 1999, we filed a petition with the SCT, requesting an amendment to our telecommunications public network concession, in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000.

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, Iusacell, Unefon, Telcel and Pegaso. Also, during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City,

Monterrey and Guadalajara, which will be our main driver to reach the residential market. We will continue to expand our commercial market by the introduction of our local service using fiber-optic and point-to-point access to current and new clients.

In addition to the May 30, 2000 resolution that allowed us to begin the deployment and offering of our local telecommunications services, on February 13, 2002 we filed a petition before Cofetel and the SCT in order to obtain an authorization to provide local service in any city in Mexico. As a result of this petition, on December 17, 2002, we received the authorization to offer a full range of local services throughout Mexico, through a nationwide concession on regional basis. The modification was an extension of the coverage included in our original authorization to provide local service in Mexico. The modification of our concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program by providing free 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns during the next four years.

Tariffs, anti-competitive practices and interconnection

Tariffs.    Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (4.5% from 1999 through 2002). Within the basket, Telmex is allowed to move the tariffs up as long as the price of the basket remains under the cap and to move tariffs down, provided they remain above the long run incremental cost of each service. Cofetel reviewed the Telmex price cap recently and has determined a productivity factor of 3% from 2003 to 2006.

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to June 2003, either because Telmex did not increase its prices to account for inflation or, in some cases, through price decreases due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices.    Telecommunication service providers are prohibited by law from adopting discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality;

•	competitiveness;

•	security; and

•	length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Ley Federal de Competencia Económica (Federal Law of Economic Competition), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

Since Telmex has been declared a “dominant carrier”, that is a carrier holding substantial power in five specific telecommunications markets, Alestra has filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and Cofeco reapplies Telmex’s obligations, Telmex will be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

Long distance-to-local and local-to-local interconnections.    Under Mexican regulations, local telephone concessionaires must enter into interconnection agreements with local and long distance concessionaires, pursuant to which the local operator is obligated to route calls from customers to the local or long distance carrier of their choice. The local carrier would be obligated to route those calls to the switches of the call recipient in the same local area of its origination (in the case of a local call). The long distance carrier would be obligated to route those calls to local switches in the area of the call recipient (in the case of a domestic long distance call) or to the appropriate international network (in the case of an international long distance call).

Our “long distance-to-local” interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our long distance network with Telmex’s local network. This interconnection agreement has an initial term that expired on January 1, 1999. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively.

Our local-to-local interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network. The interconnection agreement had an initial term that expired on September 15, 2002. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively. We reached a new agreement with Telmex in January of 2003 which extended the rates charged by Telmex in 2002 through 2003.

Among other events, the interconnection agreements may be terminated if we suffer a substantial default under the interconnection agreement.

During 2001, we, as a local and long distance provider, entered into interconnection agreements with other local and long distance providers.

International settlement

The international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers have been subject to intense downward pressure due to competition and to regulatory factors, including initiatives by the United States and other regulators. Telmex negotiated with AT&T rates for 1998 of $0.37 per minute, $0.31 per minute for the first half of 1999 and $0.19 starting on July 1, 1999 until December 31, 2000 (an average of $0.25 in 1999). For 2001 through 2003 Telmex originally negotiated the applicable settlement rates with MCI International Inc. and IBD Worldcom Services, Inc. ($0.155 for 2001, $0.135 for 2002 and ($0.10 for 2003)). We challenged those rates. In 2002, Telmex, MCI International Inc., IBD Worldcom Services, Inc. and AT&T reached an agreement for the settlement rates applicable to 2002 and 2003. Alestra has agreed with AT&T to apply the same rates. The agreed rates are: (i) from January 1 to February 28, 2002, $0.135, (ii) from March 1, 2002 to December 31, 2003, a differentiated settlement rate scheme applies depending of the city of termination in Mexico, and the rates are $0.055, $0.085 and $0.1175. For traffic terminated in the U.S. a settlement rate of $0.055 is applied. On August 8, 2002, Cofetel approved the new agreement for international rates. Currently, we are reviewing the validity of the resolution. The United States Trade Representative (USTR) continues to press for the elimination of the 1996 international long distance rules and has initiated a case before the World Trade Organization (WTO).

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective. Pursuant to the international long distance rules issued by Cofetel in December 1996, the concessionaires that route traffic into and out of Mexico must apply uniform settlement rates and “proportionate return systems”. “Proportionate return system” is a methodology for allocation of incoming international long distance calls from other countries among the various Mexican carriers, which is determined by the proportion of the total calls each carrier generated.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España and British Telecom, are similar to agreements each Mexican long distance carrier has with corresponding foreign carriers. These agreements govern the rates of payment by Mexican carriers to the foreign carriers for the exchange of international traffic in connecting international calls billed in Mexico, and by the foreign carriers to Mexican carriers for the exchange of international traffic in connecting international calls billed abroad. Mexican regulation provides that these rates must be uniform among the Mexican carriers, and must be negotiated by the carrier that has the highest market share in each international route.

Under the international long distance rules, Cofetel adopted rules providing for proportionate return among the various Mexican carriers. A committee composed of Mexican long distance carriers determines on a monthly basis the proper allocation of incoming long distance call attempts from a specific country for the next month for each Mexican carrier, based upon each Mexican carrier’s percentage of outbound international calls (based on revenues) to a specific country during the month ending one month earlier.

The international long distance rules establish that the proportionate return regime traffic system can be revised. Cofetel may allow international inbound traffic volumes settled to Mexican carriers out of proportional return system under some specific conditions, this requires to change the current international long distance rules.

Pursuant to Cofetel regulations, the only legal way to transport public international switched long distance minutes into Mexico is via the international settlement rate system described in the previous paragraph. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international settlement rate system, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic calls, thus avoiding the payment of settlement charges. On December 29, 2000, as part of the Settlement Agreement, we, Telmex, Telnor and Avantel signed an agreement to seek to eliminate traffic that bypasses the international settlement rate system. This part of the Settlement Agreement became effective on January 1, 2001 and since that day we have been working to eliminate the so called bypass traffic.

Off-net charges

We pay Telmex a per-minute charge to terminate calls on its network in cities outside of the 198 cities where we currently originate traffic. These traffic minutes represented about 18% of our revenues and total minutes of traffic for 2002.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the Settlement Agreement. For the period from January 1, 2000, to September 30, 2000, our off-net charges were Ps. 1.00 per minute.

For the period from October 1, 2000, to December 31, 2001, the off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. On December, 2001, during the negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2002, we agreed with Telmex to continue off-net charges at the lower of 75% of Telmex’s lowest rate available in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. We have recently agreed with Telmex to apply these rates in 2003.

Third-party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly in excess of those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 16, 1998, every carrier began to submit to the third-party independent verification company NCS de México, S.A. de C.V. the name and number of each customer such carrier acquired. NCS then independently called each customer to verify that the customer had voluntarily chosen the carrier who submitted such customer’s name. Since February 1999, a representative of NCS is patched into the call while the customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 7.1% per month in 2002 and 2.5% for the first six months of 2003; and we believe it will continue to decrease.

Value-added taxation of telephone services

Billings for telephone services are subject to value-added tax of 15.0% throughout Mexico, except that billings for telephone services on cities that border the United States or cities located within certain states or municipalities are subject to value-added tax of 10.0%. Alestra includes this charge on all Mexican bills and is obligated to remit this amount monthly to the relevant taxing authority.

ALESTRA’S MANAGEMENT

Executive officers

The following are the executive officers of Alestra, their ages and their current positions with Alestra:

Name of Executive Officer	Age	Position	Time in Current Position
Rolando Zubirán Shetler	50	Chief Executive Officer	4 years
Patricio de la Garza	48	Chief Financial and Administrative Officer	3 years
Bernardo García	44	Vice-President, Consumer Small Business Market	4 months
Eduardo Moralí	50	Vice-President, Business Market	3 years
Raúl Ortega	46	Chief Public Affairs & Legal Officer	7 years
Alejandro Irigoyen	50	Chief Operations and Systems Officer	3 years

Directors

Our direct equity holders are AT&T Mexico and Onexa. Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The Board is responsible for the management of Alestra.

Set forth below is certain information concerning the directors of Alestra.

Name of Director	Age	Position	Designated by	Time in Current Position
Dionisio Garza Medina	49	Chairman of the Board	Onexa	7 years
Ignacio Aldonza Goicoechea	42	Director	Onexa	1 year
Victor Goyenechea	52	Director	Onexa	1 year
Armando Garza Sada	45	Director	Onexa	1 year
Ricardo Guajardo Touché	54	Director	Onexa	6 years
Geoffrey Stephen Webster	36	Director	AT&T Telecom Mexico	1 year
Justin Sims	38	Director	AT&T Telecom Mexico	1 year

There are currently two vacancies on our board of directors, both of which may be filled by AT&T.

Biographies of Senior Management

Rolando Zubirán Shetler is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and other various positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Patricio de la Garza is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he had various managerial positions. Mr. de la Garza has been with us since our inception in 1995 starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey and he also attended the Instituto para la Alta Dirección de Empresas.

Bernardo García is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions including marketing director, enterprise sales director and commercial strategy director; before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Eduardo Moralí is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry with one year in telecommunications. He has served as President and Chief Executive Officer of NCR Mexico and as Latinamerica Sales Vice President of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor Degree in Business Administration from Universidad La Salle and he got a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications and trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C., with an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he had various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Biographies of Directors

Dionisio Garza Medina currently serves as Chairman of the Board and Chief Executive Officer of Alfa, one of the most important companies in Mexico. He has held this position since March 1994. Over the course of his more than 25 year career at Alfa, Mr. Garza has held various planning and operations positions. Additionally, he served as President of Sigma, Alfa’s food group from 1990 to 1993. He was President of Empaques de Cartón Titán, a subsidiary in the paper and packaging business, from 1987 to 1989. Mr. Garza currently sits on the Board of Directors of several prominent Mexican companies, including Cemex, Vitro, Cydsa and Seguros Comercial América. Additionally, Mr. Dionisio Garza is a member of the Mexican Board of Businessmen and the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies. He is also a member of the Board of Directors of the Associates of the Harvard Business School and a member of the Advisory Committee of the New York Stock Exchange (NYSE). He serves as Chairman of the Board of the Universidad de Monterrey. He is also a member of the Young President’s Organization, Monterrey Chapter, where he served as President from 1991 to 1992. Mr. Garza holds both a Bachelor of Science and a Masters degree in Industrial Engineering from Stanford University, and is a member of the Tau Beta Pi Honor Society of Engineers. At Stanford, Mr. Garza received the F. Terman award, granted to the top 5% of students at the school of engineering. Mr. Garza also holds an MBA from the Harvard University Graduate School of Business.

Ignacio Aldonza Goicoechea is the General Director of Operations and Systems at BBVA. Prior to holding his current position, he oversaw the operations and systems of the companies of Afore de Latinoamérica of Grupo BBVA. Mr. Goicoechea joined BBVA in 1988 and has held several positions in the Operations and Systems area since that date. Mr. Goicoechea holds an engineering degree from the Escuela de Ingenieros de Bilbao, Spain, and a M.B.A. from the Instituto de Estudios Superiores Empresariales de España.

Victor Goyenechea is the Associate General Director of Banco Bilbao Vizcaya Argentaria (“BBVA”) in Madrid, Spain, and is director of several companies including Telefónica Móviles, TELESP, Corporación IBV, Landata, Teltronic and Hispasat. Prior to his current position at BBVA, Mr. Goyenechea was the Associate General Director of Industrial Participations, in charge of the areas of Telecommunications and Internet, also at BBVA. From 1974 until 1986, he was the General Sub-Director of Industry at Teléfonica de España, S.A. Mr. Goyenechea holds a degree in economics and business science from the administration from the Universidad Comercial de Deusto.

Armando Garza Sada is the president of Alfa’s Divisions Versax and Onexa. From 1993-1999 he was President of Sigma, Alfa’s food division. Prior to Sigma he held other executive positions, including Vice President of planning for Alfa and President of Polioles and Selther. Mr. Garza is an active member of the Board of several Mexican firms including Alfa, Coca-Cola Femsa, Especialidades Cerveceras, Gigante, Hispanic Teleservices Corporation, Lamosa, Liverpool, MVS, NFL Mexico, Pyosa and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (Private Sector’s Economic think tank). He is also a board member of ITESM and MARCO (Monterrey’s museum of modern art) and a member of the Stanford Business School Alumni Association and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a BS in Management from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

Ricardo Guajardo Touché is the Chairman of the Board of Directors of Grupo Financiero BBVA Bancomer. He has over 25 years of experience in financial related responsibilities and has been the Chief Executive Officer or CEO, of companies such as Valores Monterrey, S.A. de C.V., from 1980 until 1991, when he joined Grupo Financiero Bancomer as CEO. Mr. Guajardo is a board member of several companies or institutions such as Fomento Económico Mexicano, Instituto Tecnológico de Estudios Superiores de Monterrey, VAMSA, Transportes Marítimos Mexicanos, Grupo Industrial Alfa, El Puerto de Liverpool, Grupo Aeroportuario del sureste, and Alestra. Mr. Guajardo has an Electrical Engineering degree from the University of Wisconsin, Madison, as well as from the Instituto Tecnológico de Estudios Superiores de Monterrey, and a Master of Business Administration or MBA, from the University of California at Berkeley. He was President of the Mexican Bankers Association during 1993.

Geoffrey Stephen Webster as Vice President, Commercial, AT&T Global Services has overall responsibility for all AT&T’s non-U.S. commercial activities. These activities include managing the investments in, and the commercial interfaces with, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new international strategy unfolds. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the overall business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society.

Justin Sims has been the vice president of AT&T’s Global Services business since January 2003, with responsibility for one of the world’s largest data and IP businesses, serving more than 7,000 multi-national customers around the world. The Global Services business manages the operation of the AT&T Global Network and product set, provides customer care for global customers and sells directly to retail businesses internationally.

Statutory auditor

Under Mexican law, the statutory auditor reports to the stockholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors and generally reviews the affairs of Alestra. The statutory auditor is also authorized to:

(1)  call ordinary general meetings or extraordinary general meetings of stockholders,

(2)  place items on the agenda for general meetings of stockholders and meetings of the Board of Directors, and

(3)  attend general meetings of stockholders and meetings of the Board of Directors (without the right to vote).

The statutory auditor also receives monthly reports from the Board of Directors regarding material aspects of Alestra’s affairs, including Alestra’s financial condition. The statutory auditor is elected for a term of one year at the annual ordinary general meeting.

Compensation of directors and officers

For the year ended December 31, 2002, we paid an aggregate compensation of approximately Ps. 28.2 million to our executive officers and directors as a group for services in all capacities. As of December 31, 2002, we have accrued pension benefit and similar liabilities of Ps. 43.1 million.

CONTROLLING EQUITY HOLDERS

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its equity in Alestra through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2002, Alfa’s total assets amounted to Ps. 72.2 billion, with annual sales of Ps. 51.4 billion and operating income of Ps. 5.2 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T Labs. A leading supplier of data, Internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and government. AT&T is a market leader in local, long distance and Internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance.

Grupo Financiero BBVA Bancomer is the leading private financial institution in Mexico and the largest in Latin America in terms of deposits, number of clients and market capitalization. In July 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), one of the largest Spanish financial groups. The Group’s main subsidiary is BBVA Bancomer, a leading banking institution which operates a universal banking model offering products and services to over 9 million clients through segmented distribution networks. Furthermore, it has a diversified income base via other non-banking subsidiaries in businesses such as pension funds, insurance, annuities, money remittances and asset management. BBVA Bancomer conducts a wide range of commercial and retail banking activities in Mexico, through its nationwide network of more than 1,665 branches. In 2002, BBVA Bancomer had net income of Ps. 6,305 million, total assets of Ps. 422,634 million, total deposits of Ps. 317,756 million, and total stockholder’s equity of Ps. 50,588 million.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of June 30, 2003, AT&T Mexico holds 2,631,978,306 shares of our common and N stock and Onexa holds 2,739,405,992 shares of our common and N stock.

The existing notes are not and the new notes will not be guaranteed, secured or otherwise supported by Alestra’s equity holders.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into the joint venture agreement with our equity holders, AT&T, Alfa, Onexa and Bancomer, and have adopted bylaws, each of which governs the relationship between the equity holders and us.

MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS

Joint Venture Agreement

Relations among Alestra, its equity holders and its direct equity holders’ beneficial owners are governed by the terms of the joint venture agreement among Alfa, AT&T, AT&T Telecom Mexico, Bancomer, Onexa and Alestra. Under the joint venture agreement, as amended, and certain other related agreements the equity holders have agreed to provide to Alestra scheduled capital contributions, operational support in the form of employee loans and consulting arrangements, license of the AT&T mark and correspondent services. As of April 15, 1999 the equity holders had exceeded the amounts owed under the scheduled capital contributions of the joint venture agreement. Neither our equity holders nor their parent companies have any obligation to provide further capital contributions to us.

Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Telecom Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Telecom Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office.

In addition, under the joint venture agreement as amended, a number of actions we take are subject to approval by each of AT&T Telecom Mexico and Onexa. Actions that require this joint approval include:

•	approval or modification of the annual budget or the business plan;

•	the making of certain capital expenditures;

•	any affiliate transaction not provided for in the joint venture agreement if such transaction exceeds $5.0 million;

•	the election of the chief executive officer and the approval of any compensation plan or grant for the chief executive officer and other officers;

•	the initiation, prosecution and/or settlement of any claim or legal proceeding in an amount in excess of $1.0 million;

•	the entry into or amendment or termination of contracts with our customers that have a term greater than 36 months or a value of greater than $20.0 million;

•	the modification of our financial policy, including:

•	any agreement, lien or guarantee of indebtedness we may make to a third party and

•	the incurrence of debt not provided for in our annual budget or business plan;

•	our entry into or acquisition of another person, or any asset sale not in the ordinary course of business the proceeds of which would be in excess of $10.0 million;

•	the modification of our dividend and distribution policy;

•	any issuance of debt or equity in a public offering;

•	the approval of any changes to the timing and amounts of mandatory capital contributions;

•	decisions with respect to the trade or service marks AT&T licenses to us, or our other trade or service marks;

•	the approval of any matter involving an amount in excess of $3.0 million in the individual or $12.0 million in the aggregate per year; and

•	an indirect transfer by a parent of any of the outstanding equity interest in the direct equity holder of which it is the parent, pursuant to a public offering or our dissolution and termination of the joint venture agreement.

AGN Principles Agreement

On February 13, 2003, AT&T Corp., Alfa, BBVA Bancomer and Onexa entered into the AGN Principles Agreement in which the parties agreed to analyze over the next four months the feasibility of our providing global seamless data services through AT&T’s global network to business customers in Mexico. As of the date of this filing, we continue to negotiate certain commercial, operational and legal issues for the implementation of these new services. If the parties determine that it is mutually beneficial to AT&T and Alestra to provide these new services, then AT&T will design, monitor and manage the AT&T Global Network and we will operate it in Mexico. These services will allow us to participate directly in AT&T’s global network and allow us to offer our customers an international virtual private network. Currently, we only have the ability to offer our customers a national virtual private network. If the parties agree, and absent customer objection and subject to a few exceptions relating to large customers to whom AT&T is already providing these services, AT&T will assign the performance of the portion of AT&T’s services that are provided through the AT&T global network in Mexico to us.

Additionally, regardless of whether the parties determine that it is mutually beneficial to AT&T and us for us to provide these new services, our equity holders agreed that we will be appointed as a reseller of AT&T’s managed data network services which run on a global frame relay network and a reseller of its enhanced virtual private network services which run on the AT&T global network. The parties will consider the feasibility of making Alestra the exclusive re-seller of these services in Mexico. Subject to certain exceptions and conditions, the parties also agreed that AT&T will assign to us performance in Mexico and revenue related to customer support functions such as pricing and account management for all managed data network services and enhanced virtual private network services which are ordered by AT&T customers.

Other relationships and related transactions

Service mark and other fees

AT&T is a service mark registered with the U.S. Patent and Trademark Office and is owned by AT&T Corp. Alestra uses the AT&T service mark to identify and promote its long distance telephone service pursuant to a license agreement with AT&T. Licensing fees are determined based upon the greater of a minimum fee or a dollar amount determined in relation to Alestra’s profitability. The license agreement is for a nine-year term expiring on October 16, 2004 and may be renewed by mutual agreement for additional five-year terms. AT&T may terminate the license agreement in its sole discretion upon certain changes in ownership, if Alestra fails to abide by certain quality control standards or if Alestra misuses the AT&T brand and in certain other circumstances.

Alestra relies on AT&T to provide certain interconnection services. Pursuant to an international interconnection service agreement between Alestra and AT&T, both parties have agreed to provide and maintain direct telecommunications service between Mexico and the United States. This agreement also establishes the routing of service and provision of facilities specifies the technical standards and methods of operations identifies the method of calculating the settlement rates and charges and provides for billing and collection procedures. This agreement may be terminated if either AT&T or Alestra fails to pay the net balances due with respect to the settlement payments or upon a material breach by either party.

In addition, Alestra has entered into a number of agreements for the provision of various professional consulting and support services relating to the maintenance and operation of the network with AT&T, AT&T Telecom Mexico, AT&T Global Communications Services, Inc., Onexa, Bancomer, Alfa and Alfa Corporativo, S.A. de C.V. (“Alfa Corporativo”) These agreements set forth the terms and conditions upon which Alestra shall receive support services such as:

•	administrative services;

•	financial, accounting and information management and planning assistance;

•	tax services;

•	personnel planning;

•	marketing, public and governmental relations; and

•	legal, economic, general corporate and other services.

In particular, under a support services agreement between AT&T and Alestra, AT&T has agreed to provide administrative and technical support services. Onexa has agreed to provide management and personnel services pursuant to a support services agreement. Alfa Corporativo has agreed to provide certain administrative, legal, governmental relations and other services. Alestra pays Onexa and AT&T a total quarterly fee of one percent of total gross revenues, based upon each equity holder’s participation in Alestra. Alestra also pays Alfa Corporativo a monthly variable fee based on the services rendered. These agreements are generally terminable if the equity holders cease to be equity participants in Alestra. In order to provide liquidity for our operations and the offers and the U.S. prepackaged plan, AT&T and Onexa have agreed to defer quarterly fees which will accrue between the first quarter of 2002 and the last quarter of 2006. Also, as consideration for resolving a potential dispute raised by us and Onexa relating to the AT&T global technology and billing software platforms provided by AT&T to us and in connection with the successful completion of our restructuring, AT&T agreed to waive approximately $2.5 million of unpaid quarterly fees accrued between the beginning of the third quarter of 2001 and the end of the third quarter of 2002 and AT&T will pay us $8.5 million on the date in which the offers are consummated or the U.S. prepackaged plan is confirmed.

DESCRIPTION OF THE NEW NOTES

General

You can find the definitions of certain terms used in this description under the subheading “Certain definitions”. In this description, the term Alestra refers only to Alestra, S. de R.L. de C.V. and not to its subsidiary or any of its future subsidiaries.

The new indenture and its associated documents contain the full legal text of the matters described in this section. The following summary is not complete. The summary is subject to, and is qualified in its entirety by reference to, all the provisions of the new indenture, including the definitions of certain terms in the new indenture and those terms made a part thereof by reference to the Trust Indenture Act. A copy of the new indenture has been filed with the SEC as part of our registration statement of which this prospectus forms a part.

Brief description of the new notes

The new notes will have covenants and provisions similar to those of the existing notes in effect prior to the consummation of the offers or the confirmation of the U.S. prepackaged plan. However, there will be five material differences:

•	Amortization of principal. Principal on the new notes will be repaid in accordance with the schedule set forth under “Description of the New Notes—Amortization of the New Notes”. As a result, the initial weighted average life is approximately 6.1 years. The principal on the existing notes was payable in full on May 15, 2006, in the case of the 2006 Notes, and May 15, 2009, in the case of the 2009 Notes.

•	More restrictive covenants. The covenant restricting our ability to incur indebtedness has been modified to further limit our ability to incur indebtedness. The restricted payments covenant has been modified to further limit our ability make restricted payments. The limitation on liens covenant has been modified to further limit our ability to incur secured indebtedness. The merger and consolidation covenant has been modified to further limit our ability to merge with another entity.

•	Optional redemption. The price at which and the timing when we may redeem the new notes has been modified to allow us to redeem the new notes at any time at a price equal to 101% of the outstanding principal amount of the new notes being redeemed plus accrued and unpaid interest and additional amounts for Mexican withholding taxes. In additional, the covenant allowing us to redeem the notes upon an increase in Mexican withholding taxes applicable to the new notes has been modified to permit redemption when such taxes exceed 4.9%.

•	Change of control. The new change of control provision will allow certain additional permitted mergers with another company whose principal business is to provide telecommunication services in Mexico where the consideration, other than the assumption of indebtedness, provided by Alestra is solely in the form of stock or other equity securities.

•	Redemption upon equity offering. Our ability to redeem the notes if we conduct an offering of our equity has been eliminated as a result of the changes made to the optional redemption provisions which now allow us to redeem the new notes at any time at a price equal to 101% of the outstanding principal amount of the new notes being redeemed, plus accrued and unpaid interest and additional amounts for Mexican withholding taxes, if any.

The new notes will be issued only in the following manner:

•	in fully registered form,

•	without coupons, and

•	in denominations of $1,000 and any integral multiple of $1,000.

You will not have to pay a service charge for any registration of transfer or exchange of notes, but Alestra may require payment of a sum to cover any transfer tax or other similar governmental charge payable in connection with the registration or exchange.

In the future, Alestra may issue additional notes having substantially identical terms and conditions to the new notes. Any issuance of additional notes will be subject to the covenant described below under the caption “—Certain covenants—Limitation on indebtedness”. The new notes and any additional notes will be treated as a single class for all purposes under the indenture, including, without limitation, on issues related to waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for purposes of this section, references to the new notes include any additional notes.

The new notes:

•	will be senior obligations of Alestra; and

•	will mature on June 30, 2010.

Interest on the new notes:

•	if issued pursuant to the offers, will be payable in cash at a rate of 8% per year, if more than 90% but less than 95% of the aggregate principal amount of each series of the existing notes are validly tendered in the offers or 9% per year if 95% or more of the aggregate principal amount of each series of the existing notes are validly tendered in the offers,

•	if issued pursuant to the confirmed U.S. prepackaged plan, will be payable in cash at a rate of 8% per year,

•	will be payable in each case semi-annually in arrears on each June 30 and December 30, commencing December 30, 2003, if the new notes are issued pursuant to the offers and commencing on the first interest payment date after the settlement date if the new notes are issued pursuant to the U.S. prepackaged plan,

•	will be computed on the basis of a 360-day year of twelve 30-day months,

•	will be paid to the holders of record on the relevant record date for the relevant interest payment date,

•	if issued pursuant to the offers, will accrue from June 30, and

•	if issued pursuant to the confirmed U.S. prepackaged plan, will accrue from the settlement date.

Interest will be paid to the holders of record of new notes at the close of business on the June 15 and December 15 immediately preceding the relevant interest payment date.

We will designate CT Corp. as agent for service of process under the new notes.

Amortization of the New Notes

The amortization of the new notes issued pursuant to the offers will depend on the percentage of participation in the offers. If more than 90% but less than 95% of the principal amount of each series of existing notes are validly tendered in the offers or if the new notes are issued pursuant to the U.S. prepackaged plan, then the principal of the new notes is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005 to the registered holder of the notes on the immediately preceding regular record date, such that the initial weighted average life is approximately 6.1 years. The table below shows the percentage of the amount of original principal of the new notes which is payable under this Scenario on each semi-annual principal payment date beginning on December 30, 2005.

Principal Payment Date	Percentage of Original Principal Amount Payable	Percentage of Remaining Original Principal Amount
December 30, 2005	2.0%	98.0%
June 30, 2006	2.0%	96.0%
December 30, 2006	2.0%	94.0%
June 30, 2007	5.5%	88.5%
December 30, 2007	5.5%	83.0%
June 30, 2008	6.5%	76.5%
December 30, 2008	6.5%	70.0%
June 30, 2009	6.5%	63.5%
December 30, 2009	6.5%	57.0%
June 30, 2010	57%	—

If 95% or more of the principal amount of each series of existing notes participate in the offers, then the principal of the new notes is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005 to the registered holder of the notes on the immediately preceding regular record date, such that the initial weighted average life is approximately 6.1 years. The table below shows the percentage of the amount of original principal of the new notes which is payable under this scenario on each semi-annual principal payment date beginning on December 30, 2005.

Principal Payment Date	Percentage of Original Principal Amount Payable	Percentage of Remaining Original Principal Amount
December 30, 2005	2.0%	98.0%
June 30, 2006	2.5%	95.5%
December 30, 2006	2.5%	93.0%
June 30, 2007	5.5%	87.5%
December 30, 2007	5.5%	82.0%
June 30, 2008	6.5%	75.5%
December 30, 2008	6.5%	69.0%
June 30, 2009	6.5%	62.5%
December 30, 2009	6.5%	56.0%
June 30, 2010	56.0%	—

Optional redemption

We may redeem any or all of the new notes outstanding at any time for an amount equal to 101% of the outstanding principal amount of the notes being redeemed.

Additional amounts

In general, payments made on the new notes will be made free and clear of Mexican taxes or other governmental charges imposed by or on behalf of any Mexican governmental authority. Should Alestra change its jurisdiction of incorporation, payments on the new notes would also be made free and clear of taxes and other governmental charges by any taxing authorities in that successor jurisdiction.

Payments on the new notes will not be made free and clear of taxes or other governmental charges if Alestra is required to withhold or deduct taxes by law or by some interpretation or administration of law. If Alestra is so required to withhold or deduct any amount for or on account of taxes from any payment made under or on the new notes, Alestra will:

•	pay the additional amounts, subject to the exceptions listed below, as may be necessary, so that the net amount received by each holder of new notes, including any additional amounts, after the withholding or deduction will not be less than the amount the holder would have received if the taxes had not been withheld or deducted,

•	deduct or withhold such taxes, and

•	remit the full amount deducted or withheld to the relevant taxing or other authority.

Notwithstanding the foregoing, no additional amounts will be payable for:

(1)  any taxes or withholding which are imposed on a noteholder due to that noteholder’s connection to Mexico or any successor jurisdiction, because of:

(a)  being or having been a citizen or resident of Mexico or the successor jurisdiction,

(b)  maintaining or having maintained an office, permanent establishment, fixed base or branch in Mexico or the successor jurisdiction, or

(c)  being or having been present, or engaged in trade or business in Mexico or the successor jurisdiction, except for a connection arising from the mere ownership of, or mere receipt of payment under, the new notes or the mere exercise of rights under the new notes or the indenture, whether personally or through the trustee.

The term “noteholder” in the context of (1) above means holder or beneficial owner of a new note, or a fiduciary, settlor, beneficiary, member of, or possessor of a power over, the holder or beneficial owner, if the holder or beneficial owner is an estate, trust or partnership.

(2)  any estate, inheritance, gift, sales, stamp, transfer, personal property or similar tax, assessment or governmental charge;

(3)  any taxes that are imposed on, or withheld or deducted from, payments made to the holder or beneficial owner of a note to the extent the taxes would not have been imposed, deducted or withheld but for the failure by the holder or beneficial owner of the new notes to timely comply with any certification, identification, information, documentation, declaration or other reporting requirement if:

(a)  the compliance is required or imposed by a statute, treaty, regulation, ruling or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any taxes, and

(b)  at least 60 days prior to:

(A)  the first payment date for which Alestra applies this clause (3), and

(B)  in the event of a change in the certification, identification, documentation, declaration or other reporting requirement, the first payment date subsequent to the change, Alestra will have notified the trustee in writing, that the holders or beneficial owners of the new notes will be required to provide the information or documentation;

(4)  any taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of the new notes to timely comply with a written request by or on behalf of Alestra to provide information or other evidence concerning the nationality or registration with the Mexican Ministry of Finance and Public Credit of the holder of the new notes that is necessary to determine the appropriate rate of deduction or withholding of taxes applicable to the holder. However, at least 60 days prior to the first payment date for which Alestra applies this clause (4), Alestra will have notified the trustee in writing that holders of new notes will be required to provide the information, documentation or other evidence;

(5)  taxes that would not have been imposed but for the presentation by the holder or beneficial owner of the new note for payment on a date more than 30 days after the date on which the payment became due and payable, or the date on which payment is duly provided for and notice given to holders, whichever occurs later, except to the extent that the holder or beneficial owner of the new note would have been entitled to additional amounts for the taxes on presenting the new note for payment on any date during the 30-day period;

(6)  any taxes that are payable other than by deduction or withholding from payments of principal of, or any premium on or interest on, the new notes;

(7)  any tax, duty, assessment or other governmental charge imposed on a holder that is a partnership or a fiduciary or any person other than the sole beneficial owner of the payment, but only to the extent that any beneficial owner or member of the partnership or beneficiary or settlor for the fiduciary would not have been entitled to the payment of additional amounts had the beneficial owner, member, beneficiary or settlor directly been the holder of the new notes; or

(8)  any combination of (1), (2), (3), (4), (5), (6) or (7) above. The taxes described in clauses (1) through (7) for which no additional amounts are payable are to be referred to as “excluded taxes”.

Notwithstanding the foregoing, the limitations on Alestra’s obligation to pay additional amounts set forth in clause (3) and (4) above shall not apply if:

(1)  the provision of information, documentation or other evidence described in clause (3) and (4) would be materially more onerous, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a new note than comparable information or other reporting requirements imposed under U.S. tax law. In making this determination, the noteholder or beneficial owner should take into account:

(a)  any relevant differences between U.S. law, regulation or administrative practice and the law, regulation or administrative practice of Mexico or the successor jurisdiction,

(b)  the United States-Mexico Income Tax Treaty, and

(c)  regulation and administrative practice, such as IRS Forms 1001, W-8 and W-9.

Additionally, the noteholder or beneficial owner must certify to Alestra that the provision of information, documentation or other evidence is materially more onerous; or

(2)  Rule 3.25.15 issued by the Ministry of Finance and Public Credit on May 30, 2002 or a substantially similar successor of the rule is in effect, unless:

(a)   (A) the provision of the information, documentation or other evidence described in clause (3) and (4) is expressly required by statute, regulation, ruling or administrative practice in order to apply Rule 3.25.15 or a substantially similar successor of that rule,

(B)  Alestra cannot obtain the relevant information, documentation or other evidence on its own through reasonable diligence, and

(C)  Alestra otherwise would meet the requirements for application of Rule 3.25.15 (or any successor of that rule), or

(b)  in the case of a holder or beneficial owner of a new note that is a pension fund or other tax-exempt organization, payments to the holder or beneficial owner would be subject to taxes at a rate less than that provided by Rule 3.25.15 if the information, documentation or other evidence required under clause (3) and (4) above were provided.

In addition, clauses (3) and (4) above do not mean that a non-Mexican pension or retirement fund or other holder or beneficial owner of a new note must register with the Ministry of Finance and Public Credit of Mexico for the purpose of establishing eligibility for an exemption from or reduction of taxes.

Alestra will, upon written request, provide the trustee and the holders with a duly certified or authenticated copy of an original receipt of the payment of taxes which Alestra has withheld or deducted for any payments made under or on the new notes.

Alestra may overpay taxes in order to make sure that noteholders receive payments free and clear of any applicable taxes. If that occurs, then Alestra has the right to recoup the money it overpaid. Additional amounts paid on any new notes may be based on taxes in excess of the appropriate taxes applicable to the holder or beneficial owner of the new notes. As a result, the holder or beneficial owner may become entitled to make a claim for a refund of the excess, or credit the excess against any tax imposed by Mexico or any applicable successor jurisdiction or any tax of any political subdivision of Mexico or any applicable successor jurisdiction. If that occurs, then, to the extent it is able to do so without jeopardizing its entitlement to any refund or credit, the holder or beneficial owner will, by accepting new notes, be deemed to have assigned and transferred all right, title and interest to any claim for a refund or credit of the excess to Alestra.

By making the assignment or transfer of rights, title and interest, the holder or beneficial owner makes no representation or warranty that Alestra will be entitled to receive any refund or credit. The holder or beneficial owner incurs no other obligation for the refund or credit. The holder or beneficial owner is not obligated to execute or deliver any documents or to pay any costs or expenses of Alestra relating to obtaining any refund or credit.

Nothing contained in the two above paragraphs will interfere with the right of each holder or beneficial owner of new notes to arrange its tax affairs in whatever manner it deems appropriate. Nor does it oblige any holder or beneficial owner to:

•	claim any refund or credit or to disclose any information relating to its tax affairs or any computation in its tax affairs, or

•	do anything that would prejudice its ability to benefit from any other credits, reliefs, remissions or repayments to which it may be entitled.

Alestra will notify the trustee beforehand if it must pay additional amounts.

At least 30 days prior to each date on which any payment under or on the new notes is due and payable, if Alestra will be obligated to pay additional amounts on the payment, Alestra will deliver to the trustee a certificate signed by a duly authorized officer stating the fact that additional amounts will be payable and the amounts so payable and will set forth any other information necessary to enable the trustee to pay such additional amounts to holders on the payment date. The only time when Alestra does not have to do this is when the additional amounts are payable on the basis of the facts and laws existing on the date of the new notes indenture.

Whenever the indenture or this prospectus mentions, in any context, the payment of principal and any premium, redemption price, interest or any other amount payable under or on any new note; the mention also means the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

Alestra will pay Mexican stamp taxes and taxes related to the offering and retirement of the new notes.

In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and other duties, including interest and penalties:

•	payable in Mexico, or any of its political subdivisions, for the creation, issue and offering of the new notes, and

•	payable in Mexico or any successor jurisdiction or its political subdivisions with respect to the subsequent redemption or retirement of the new notes. However, Alestra will not pay excluded taxes in any subsequent redemption or retirement of the new notes.

Redemption for Changes in Mexican Withholding Taxes

If, as a result of any amendment to, or change in, the laws (or any regulation or rulings thereunder) of Mexico or any political subdivision or taxing authority of Mexico affecting taxation or any amendment to or change in an official interpretation, administration or application of those laws, regulations or rulings (including a holding by a court of competent jurisdiction), which amendment or change of those laws, regulations or rulings becomes effective on or after the date on which the new notes are originally issued, Alestra would be or would become obligated, after taking reasonable measures available to it to avoid such requirement, to pay Additional Amounts in respect of any new note pursuant to the terms and conditions thereof in excess of the Additional Amounts that we would be obligated to pay if payments made on the new notes were subject to withholding or deduction of Mexican taxes at a rate of 4.9% (“Excessive Additional Amounts”), then, at Alestra’s option, the new notes may be redeemed in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice mailed to the trustee at a cash price equal to the sum of (i) 100% of the principal amount of the new notes on the date of redemption, (ii) the accrued and unpaid interest, if any, on the new notes to the date of redemption, and (iii) any Additional Amounts which would otherwise be payable (the “Redemption Price”); provided, however, that (1) no notice of redemption may be given earlier than 90 days prior to the earliest date on which, but for the redemption, Alestra would be obligated to pay Excessive Additional Amounts were a payment on the new notes then due and (2) at the time the notice of redemption is given, the obligation to pay Additional Amounts (including any Excessive Additional Amounts) remains in effect.

Prior to publication of any notice of redemption pursuant to this provision, Alestra will deliver to the trustee (i) a certificate signed by a duly authorized officer of Alestra stating that Alestra is entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent of the right of Alestra to so redeem have occurred and (ii) an opinion of independent Mexican legal counsel or independent public accountants selected by Alestra and reasonably acceptable to the trustee to the effect that Alestra has or will become obligated to pay Excessive Additional Amounts as a result of the change or amendment. The notice, once delivered by Alestra to the trustee, will be irrevocable.

Ranking

The indebtedness evidenced by the new notes will:

•	be senior obligations of Alestra,

•	rank equally among themselves in right of payment with all existing and future senior indebtedness of Alestra, and

•	be senior in right of payment to all existing and future subordinated indebtedness.

The new notes will be effectively subordinated to all secured indebtedness of Alestra and to all indebtedness and other obligations of subsidiaries of Alestra that are not guarantors.

As of June 30, 2003 Alestra had secured indebtedness of approximately Ps. 32.8 million and Ps. 1,042 million of senior unsecured indebtedness in the form of trade payable and vendor financing which rank pari passu with the existing notes and will rank pari passu with the new notes. Alestra’s subsidiary has no material indebtedness.

Same-day payment

The indenture requires that payments on the new notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the registered holders of new notes or, if no such account is specified, by mailing a check to each registered holder’s address.

Change of Control

If certain ownership changes occur, noteholders may require Alestra to buy back the new notes.

Each of the events described below is a Change of Control. Upon the occurrence of any of these events, each holder will have the right to require that Alestra repurchase the holder’s new notes at a purchase price in cash equal to 101% of the principal amount, plus any accrued but unpaid interest to the date of purchase. Alestra does not have any right to repurchase the new notes in the event of a Change of Control, but it does have an obligation under the “put”.

A Change of Control occurs when:

(1)  at any time, other than as a result of a Permitted Merger:

(a)  any person, other than one or more Permitted Holders, becomes the beneficial owner, directly or indirectly, of more than 35% of the total voting power of Alestra’s voting equity interests. In the context of this clause (1)(a), “person” has the meaning set forth in Sections 13(d) and 14(d) of the Exchange Act, and “beneficial owner” has the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act, and

(b)  the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the voting equity interests of Alestra than any other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors.

For the purposes of this clause (1), another person shall be deemed to beneficially own any voting equity interests of a specified corporation held by a parent corporation, if:

(A)  the other person is the beneficial owner, directly or indirectly, of more than 35% of the voting power of the voting equity interests of the parent corporation,

(B)  the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of the parent corporation, and

(C)  the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the parent corporation;

(2)  whether as a result of a Permitted Merger or not, during any period of two consecutive years, individuals who at the beginning of the period constituted the Board of Directors of Alestra cease for any reason to constitute a majority of the Board of Directors then in office. The individuals mentioned above include any new directors whose election or whose nomination for election by the equity holders of Alestra was approved by a vote of 66 2/3% of the directors of Alestra then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved or who are designees of the Permitted Holders;

(3)  whether as a result of a Permitted Merger or not, AT&T ceases to be the beneficial owner, directly or indirectly, of 24.5% or more in the aggregate of the total voting power of the voting equity interests of Alestra or any Successor Company, whether as a result of issuance of securities of Alestra, any merger, consolidation, liquidation or dissolution of Alestra, any direct or indirect transfer of securities by Alestra or otherwise; provided however, that the Series N Limited Voting Rights Stock shall not be included in any calculation of total voting power of the voting equity interests of Alestra or any Successor Company for the purposes of this paragraph. In the context of this clause (3), “beneficial owner” has the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act; or

(4)  other than, in each case, as a result of a Permitted Merger, the merger or consolidation of Alestra with or into another Person or the merger of another Person with or into Alestra, other than a Person that is controlled by the Permitted Holders, or the sale of all or substantially all the assets of Alestra and its Subsidiaries taken as a whole to another Person, other than a Person that is controlled by the Permitted Holders, and, in the case of any merger or consolidation, the securities of Alestra that are outstanding immediately prior to the transaction and which represent 100% of the aggregate voting power of the voting equity interests of Alestra are changed into or exchanged for cash, securities or property, unless pursuant to the transaction the securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the voting equity interests of the surviving corporation.

Within 30 days following any Change of Control, Alestra will, or will cause the trustee to, mail a notice of a Change of Control offer to each holder with a copy to the trustee. It will state:

(1)  that a Change of Control has occurred and that the holder has the right to require Alestra to purchase the holder’s notes at a purchase price in cash equal to 101% of the principal amount of the holders’ new notes, plus any accrued and unpaid interest, to the date of purchase;

(2)  the circumstances and relevant facts regarding the Change of Control. This includes, where applicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control;

(3)  the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date the notice is mailed; and

(4)  the instructions determined by Alestra, consistent with the covenant described hereunder, that a holder must follow in order to have its new notes purchased.

Alestra will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer:

(1)  in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by Alestra, and

(2)  purchases all new notes validly tendered and not withdrawn under the Change of Control offer.

Alestra shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other U.S. or Mexican securities laws or regulations in connection with the repurchase of new notes pursuant to this covenant. Provisions of the securities laws or regulations may conflict with the provisions of the covenant described here. If so, Alestra shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue of such compliance.

“Permitted Merger” means any merger of Alestra with another company whose principal business is to provide telecommunications services in Mexico; provided that any consideration, other than the assumption of indebtedness, provided by Alestra in connection with such merger is solely in the form of stock or other equity securities, and any consideration received by Alestra’s equity holders from Alestra, any acquired company or any surviving company for the equity holders’ equity securities in connection with such merger is solely in the form of stock or other equity securities of the company with which Alestra is merged, any surviving company or any acquiring company.

Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that Alestra would decide to do so in the future. Subject to the limitations discussed below, Alestra could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could:

•	change the ownership,

•	increase the amount of indebtedness outstanding at that time, or

•	otherwise affect Alestra’s capital structure or credit ratings.

Restrictions on the ability of Alestra to incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on indebtedness”, and “—Limitation on liens”. Those restrictions can only be waived with the consent of the holders of a majority in principal amount of the new notes then outstanding. Except for the limitations contained in those covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the new notes protection in the event of a highly leveraged transaction.

Future indebtedness of Alestra may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased, repaid or redeemed upon a Change of Control. Also, Alestra’s ability to pay cash to the holders of new notes following the occurrence of a Change of Control may be limited by applicable law.

The provision under the indenture related to our obligation to make an offer to repurchase the new notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the new notes.

Certain covenants

Limitation on indebtedness

(1)  Alestra shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that Alestra may Incur Indebtedness if, on the date of such incurrence and after giving effect thereto, the Consolidated Leverage Ratio would be less than or equal to 4.0 to 1.0.

(2)  Notwithstanding the foregoing paragraph (1), Alestra or the Restricted Subsidiaries, to the extent specified and so long as each Restricted Subsidiary is in compliance with “—Limitation on Guarantees by Restricted Subsidiaries”, may Incur the following Indebtedness:

(a)  Indebtedness of Alestra or any Restricted Subsidiary having an aggregate principal amount not to exceed $50 million at any time outstanding,

(b)  Indebtedness owed to and held by Alestra or a Restricted Subsidiary; provided, however, that:

(A)  any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness, other than to Alestra or a Restricted Subsidiary, shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon; and

(B)  if Alestra is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the new notes,

(c)  the existing notes and the new notes,

(d)  Indebtedness outstanding on the date of issuance of the existing notes, excluding Indebtedness described in clause (a), (b) or (c) of this covenant,

(e)  Refinancing Indebtedness with respect to Indebtedness Incurred pursuant to paragraph (1) or pursuant to clause (c) or this clause (e),

(f)  the Incurrence by Alestra of Indebtedness not to exceed, at any one time outstanding, 2.0 times the sum of:

(A)  the aggregate net cash proceeds received by Alestra from the issuance and sale of, or capital contribution with respect to, its Capital Stock subsequent to the date of issuance of the existing notes. This does not include:

(1)  Disqualified Stock,

(2)  an issuance or sale to a Subsidiary of Alestra, or

(3)  an issuance or sale to an employee stock ownership plan or to a trust established by Alestra or any of its Subsidiaries for the benefit of their employees.

The proceeds used to make Restricted Payments as provided in clause (1) (c) (B) or (2) (a) of the covenant described under “—Limitation on Restricted Payments” will be subtracted from this amount, and

(B)  80% of the Fair Market Value of property, other than cash or cash equivalents, received by Alestra after the date of the issuance of the existing notes from the issuance of Capital Stock issued in connection with any acquisition of a company primarily engaged in a telecommunications business. The issuance of Capital Stock cannot be Disqualified Stock and cannot be an issuance to a Subsidiary of Alestra.

Moreover, the Indebtedness cannot mature prior to the stated maturity of the new notes and the average life of the Indebtedness must be greater than that of the new notes,

(g)  Hedging Obligations, consisting of:

(A)  Currency Agreements, and

(B)  Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by Alestra pursuant to the indenture. However, those agreements cannot increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation thereunder,

(h)  Indebtedness of Alestra, to the extent the net proceeds thereof are promptly:

(A)  used to purchase new notes pursuant to a Change of Control offer, or

(B)  deposited to defease the new notes, as described under “—Defeasance”,

(i)  Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing such obligations if Alestra or its Restricted Subsidiaries, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Alestra or a Restricted Subsidiary in connection with the disposition;

(j)  Strategic Subordinated Indebtedness,

(k)  Indebtedness arising from the honoring by a bank or other financial institution of a check, or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within three business days of Incurrence. The word “inadvertently” does not apply in the case of daily overdrafts,

(l)  Indebtedness consisting of performance and other similar bonds and reimbursement obligations Incurred by Alestra in the ordinary course of business securing the performance of contractual, franchise or license obligations of Alestra or a Restricted Subsidiary, and

(m)  Indebtedness of Alestra or any of its Restricted Subsidiaries constituting:

(A)  reimbursement obligations for letters of credit issued in the ordinary course of business for workers’ compensation claims or self-insurance, or

(B)  other Indebtedness for reimbursement type obligations regarding workers’ compensation claims,

provided, however, that obligations arising upon the drawing of such letters of credit or the incurrence of such Indebtedness are reimbursed within 30 days following the drawing or incurrence.

(3)  For purposes of determining compliance with the foregoing covenant:

(a)  in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, Alestra, in its sole discretion, will classify such item of Indebtedness at the time of its Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses, and

(b)  an item of Indebtedness may be divided and classified or reclassified in more than one of the types of Indebtedness described above.

(4)  Restricted Subsidiaries that are Guarantors of the new notes may guarantee, subject to compliance with  “—Limitation on Guarantees by Restricted Subsidiaries”, any Indebtedness incurred by Alestra in compliance with paragraph (1) or (2) above, and, for purposes of determining any particular amount of Indebtedness incurred under this covenant, the guarantee will not be deemed to be the incurrence of any Indebtedness.

Limitation on Restricted Payments

Under the indenture, Alestra will be restricted in the type of and amount of payments it can make. In general, it will not be able to pay out some dividends or make repayments on certain debt. The restrictions are subject to some important exceptions.

(1)  Alestra will not, and will not permit any Restricted Subsidiary, directly or indirectly to make a Restricted Payment if at the time Alestra or the Restricted Subsidiary makes the Restricted Payment:

(a)  a Default will have occurred and be continuing, or would result from the payment,

(b)  Alestra is not able to Incur an additional $1.00 of indebtedness pursuant to paragraph (1) of the covenant described under “—Limitation on indebtedness”, or

(c)  the aggregate amount of the Restricted Payment and all other Restricted Payments since the date of the issuance of the existing notes would exceed the sum of:

(A)  25% of the aggregate amount of the Consolidated Net Income accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter immediately following the date of the issuance of the existing notes and ending on the last day of the last fiscal quarter preceding the date of the proposed Restricted Payment for which reports have been filed with the SEC or provided to the trustee pursuant to “—SEC Reports” below. The period in which Consolidated Net Income is accrued is to be taken as one accounting period. Consolidated Net Income is to be determined by excluding income resulting from transfers of assets by Alestra or a Restricted Subsidiary to an Unrestricted Subsidiary. If Consolidated Net Income is a loss, then the sum is to be minus 100% of the amount of the loss; plus

(B)  50% of the aggregate net cash proceeds received by Alestra from the issuance or sale of its Capital Stock, other than Disqualified Stock, and the aggregate cash received by Alestra as a capital contribution from its stockholders, in each case subsequent to the date of the issuance of the existing notes, other than:

(1)  an issuance or sale to a Subsidiary of Alestra, and

(2)  to the extent such net cash proceeds or cash received are used to Incur new Indebtedness pursuant to clause (f) of paragraph (2) of the covenant described under  “—Limitation on indebtedness”; plus

(C)  the amount by which Indebtedness of Alestra is reduced on Alestra’s balance sheet upon the conversion or exchange subsequent to the date of the issuance of the existing notes of any Indebtedness of Alestra convertible or exchangeable for Capital Stock of Alestra, less the amount of any cash, or the fair value of any other property, distributed by Alestra upon such conversion or exchange. The term “conversion or exchange” in this subclause (1)(c)(C) does not include any conversion or exchange of a Subsidiary of Alestra. Also, the term “Capital Stock” does not include Disqualified Stock; plus

(D)  to the extent not included in Consolidated Net Income, an amount equal to the net reduction received by Alestra or any Restricted Subsidiary in cash or Temporary Cash Investments in Investments, other than Permitted Investments, since the date of the issuance of the existing notes, not to exceed, in the case of any Investment, the amount of Investments, other than Permitted Investments, made by Alestra and its Restricted Subsidiaries in such Person since the date of the issuance of the existing notes. This amount includes reductions resulting from return of equity capital, repayments of the principal of loans or advances, the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or other dispositions of Investments.

(2)  The provisions of the foregoing paragraph (1) shall not prohibit:

(a)  so long as no Default has occurred and is continuing, any Restricted Payment made out of the proceeds of the substantially concurrent sale of, or capital contribution with respect to, or made by exchange for, Capital Stock of Alestra. The term “Capital Stock” in this subclause (2)(a) does not include Disqualified Stock and Capital Stock issued or sold to a Subsidiary of Alestra or an employee stock ownership plan or to a trust established by Alestra or any of its Subsidiaries for the benefit of their employees. However, this subclause (2)(a) is applicable only provided that:

(A)  the proceeds of any substantially concurrent sale of, or capital contribution with respect to, Capital Stock are not used to Incur new Indebtedness pursuant to clause (f) of paragraph (2) of the covenant described under “—Limitation on indebtedness”,

(B)  the Restricted Payment will be excluded in the calculation of the amount of Restricted Payments made since the date of the issuance of the existing notes, and

(C)  the net cash proceeds from the sale will be excluded from the calculation of amounts under subclause (c)(B) of paragraph (1) above,

(b)  so long as no Default has occurred and is continuing, any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Alestra which is permitted to be Incurred pursuant to the covenant described under “—Limitation on indebtedness” and having an average life that is equal to or greater than the average life of the Subordinated Obligations being purchased, redeemed, defeased or otherwise acquired or retired. This subclause (2)(b) is applicable only provided that the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments made since the date of the issuance of the existing notes,

(c)  dividends paid within 60 days after the date of declaration thereof if at that date of declaration the dividend would have complied with this covenant; provided further, however, that the dividend will be included in the calculation of the amount of Restricted Payments made since the date of the issuance of the existing notes,

(d)  so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of, or options to purchase shares of, Capital Stock of Alestra or any of its Subsidiaries from employees, former employees, directors or former directors of Alestra or any of its Subsidiaries, or permitted transferees of those employees, former employees, directors or former directors, pursuant to the terms of the agreements or plans approved by the board of directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of Capital Stock. In this subclause (2)(d) the term “Capital Stock” does not include Disqualified Stock, the word “agreement” includes employment agreements and “plans” includes any amendments thereto. This subclause (2)(d) is applicable only provided that the aggregate amount of such repurchases and other acquisitions will not exceed $1 million in any calendar year and $2.5 million in the aggregate since the date of the issuance of the existing notes; provided further, however, that the repurchases and other acquisitions will be excluded in the calculation of the amount of Restricted Payments,

(e)  payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with “—Merger and Consolidation”,

(f)  any Refinancing by Alestra or its Restricted Subsidiaries of any Indebtedness otherwise permitted to be so refinanced by paragraph (1)(e) under “—Limitation on indebtedness” above, and

(g)  so long as no Default has occurred and is continuing, Restricted Payments made by Alestra or its Restricted Subsidiaries in an amount not to exceed $5 million in the aggregate at any time outstanding.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Alestra will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock to Alestra or a Restricted Subsidiary or pay any indebtedness owed to Alestra;

(2)  make any loans or advances to Alestra; or

(3)  transfer any of its property or assets to Alestra, except:

(a)  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the issuance of the existing notes and any amendments, modifications, restatements, renewals or supplements to that agreement so long as the terms of that agreement are not materially less favorable to the holders of the new notes than those in effect on the date of the issuance of the existing notes,

(b)  any encumbrance or restriction on a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by the Restricted Subsidiary on or prior to the date on which the Restricted Subsidiary was acquired by Alestra and outstanding on that date. However, this subclause (3)(b) does not include Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which the Restricted Subsidiary became a Restricted Subsidiary or was acquired by Alestra,

(c)  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (a) or (b) of this covenant or this clause (c) or contained in any amendment to an agreement referred to in clause (a) or (b) of this covenant or this clause (c); provided, however, that the encumbrances and restrictions with respect to the Restricted Subsidiary contained in any refinancing agreement or amendment are not materially less favorable to the holders than encumbrances and restrictions with respect to the Restricted Subsidiary contained in the predecessor agreements,

(d)  any encumbrance or restriction consisting of customary non-assignment provisions in licensing agreements or leases governing leasehold interests to the extent those provisions restrict the transfer of the license, lease or the property leased under those agreements,

(e)  in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent those restrictions restrict the transfer of the property subject to the security agreements or mortgages,

(f)  any encumbrance or restriction consisting of any restriction on the sale or other disposition of assets or property securing Indebtedness as a result of a Permitted Lien on the assets or property,

(g)  any restriction on a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of the Restricted Subsidiary pending the closing of the sale or disposition,

(h)  any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness, or under any documents providing for Capital Lease Obligations, of a Restricted Subsidiary which are not prohibited by the covenant described under “—Limitation on liens” to the extent the encumbrances or restrictions restrict the assignment or transfer of the property or assets subject to the security agreements or mortgages, or subject to the Capital Lease Obligations,

(i)  any encumbrance or restriction existing under or by reason of applicable law or regulations,

(j)  any encumbrance or restriction contained in contracts for sales of assets otherwise permitted by the indenture,

(k)  any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired,

(l)  any encumbrance or restriction contained in any agreement pursuant to which Indebtedness is issued if:

(A)  the encumbrance or restriction either:

(1)  applies only in the event of a payment default, or

(2)  is contained in one or more credit agreements, and

(B)  the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings as determined in good faith by Alestra, based on market conditions in effect at the time the encumbrance or restriction is created,

(m)  any encumbrance or restriction, on a Restricted Subsidiary that is not a Restricted Subsidiary on the date of the existing notes indentures, in existence at the time the Person becomes a Restricted Subsidiary and not incurred in connection with, or in contemplation of, the Person becoming a Restricted Subsidiary, or

(n)  customary provisions on the disposition or distribution of assets or property in joint venture agreements and other similar agreements.

Limitation on sales of assets and subsidiary stock

(1)  Alestra will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(A)  Alestra or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Disposition at least equal to the Fair Market Value, as determined in good faith by the board of directors, of the shares and assets subject to the Asset Disposition. In this subclause (1)(A), the term “Fair Market Value” includes the value of all non-cash consideration; and

(B)  at least 75% of the consideration thereof received by Alestra or the Restricted Subsidiary, as the case may be, is in the form of cash or cash equivalents.

The Net Available Cash received by Alestra and its Restricted Subsidiaries from one or more Asset Dispositions occurring on or after the date of the issuance of the existing notes in any period of 12 consecutive months may exceed 10% of Adjusted Consolidated Net Tangible Assets. The Adjusted Consolidated Net Tangible Assets are to be determined as of the date closest to the commencement of the 12-month period for which a consolidated balance sheet has been filed with the SEC or provided to the trustee pursuant to “—SEC Reports”. If that occurs, then Alestra will or will cause the relevant Restricted Subsidiary:

(a)  first, to the extent Alestra elects, or is required by the terms of any Indebtedness, to prepay, repay, redeem or purchase Senior Indebtedness of Alestra or Indebtedness, other than any Disqualified Stock, of a Restricted Subsidiary, in each case other than Indebtedness owed to Alestra or an Affiliate of Alestra, within 360 days from the later of the date of the Asset Disposition or the receipt of the Net Available Cash;

(b)  second, to the extent of the balance of the Net Available Cash after application, if any, in accordance with clause (a), to the extent Alestra elects, to acquire Additional Assets within 360 days from the later of the date of the Asset Disposition or the receipt of such Net Available Cash; and

(c)  third, to the extent of the balance of the Net Available Cash after application, if any, in accordance with clauses (a) and (b), and subject to paragraph (2) below, to make an offer to the holders of the new notes, and to holders of other Senior Indebtedness designated by Alestra, to purchase new notes and other Senior Indebtedness pursuant to and subject to the conditions contained in the existing notes indentures;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (a) or (c) above, Alestra or the Restricted Subsidiary will permanently retire the Indebtedness and will cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this paragraph, Alestra and the Restricted Subsidiaries will be entitled, but will not be required, to apply any Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this paragraph exceeds $10 million. Pending application of Net Available Cash pursuant to this covenant, the Net Available Cash will be invested in Permitted Investments.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

•	the assumption of Indebtedness, other than Subordinated Obligations, of Alestra or any Restricted Subsidiary and the release of Alestra or the Restricted Subsidiary from all liability on the Indebtedness in connection with the Asset Disposition, and

•	securities received by Alestra or any Restricted Subsidiary from the transferee that are promptly converted by Alestra or the Restricted Subsidiary into cash.

(2)  In the event of an Asset Disposition that requires an offer to purchase the new notes and other Senior Indebtedness pursuant to clause (c) above, Alestra will be required to purchase new notes tendered pursuant to an offer by Alestra for the new notes and other Senior Indebtedness of Alestra at a purchase price of 100% of the principal amount thereof, plus in each case accrued but unpaid interest, or, with respect to other Senior Indebtedness of Alestra, the lesser price, if any, as may be provided for by the terms of the Senior Indebtedness. This must be done in accordance with the procedures set forth in the indenture. The procedures include the requirement to prorate in the event of oversubscription. Alestra will be entitled, but will not be required, to make such an offer to purchase new notes and other Senior Indebtedness of Alestra pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million. This lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition.

Alestra will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other U.S. or Mexican securities laws or regulations in connection with the repurchase of new notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Alestra will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of the compliance.

Limitation on Affiliate Transactions

(1)  An Affiliate Transaction occurs when Alestra or any Restricted Subsidiary enters into or permits to exist any transaction, including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service with any Affiliate of Alestra. Under the indenture, Alestra will not permit an Affiliate Transaction unless the terms thereof, taken as a whole:

(a)  are no less favorable to Alestra or the Restricted Subsidiary than those that could be obtained at the time of the transaction in arm’s-length dealings with a Person who is not an Affiliate,

(b)  if the Affiliate Transaction involves an amount in excess of $1.0 million, is set forth in writing in an officers certificate delivered to the trustee,

(c)  if the Affiliate Transaction involves an amount in excess of $5.0 million, has been approved by a majority of the members of the board of directors having no personal stake in the Affiliate Transaction and who are not employees or officers of, or appointed by, the Affiliate in question, and

(d)  if the Affiliate Transaction involves an amount in excess of $25.0 million, has been determined by a U.S. investment banking firm nationally recognized in the United States or by a nationally recognized expert in the U.S. telecommunications industry with experience in evaluating similar transactions to be fair, from a financial standpoint, to Alestra and its Restricted Subsidiaries.

(2)  The provisions of the foregoing paragraph (1) will not apply to:

(a)  any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments”,

(b)  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment benefit or compensation arrangements, stock options and stock ownership plans approved by the board of directors,

(c)  the grant of stock options or similar rights to employees and directors of Alestra pursuant to plans approved by the board of directors,

(d)  loans or advances to employees of Alestra who are Affiliates in the ordinary course of business, but in any event not to exceed $250,000 in the aggregate outstanding at any one time,

(e)  the payment of reasonable fees to directors of Alestra and its Restricted Subsidiaries who are not employees of Alestra or its Restricted Subsidiaries,

(f)  any Affiliate Transaction between Alestra and a Restricted Subsidiary or between Restricted Subsidiaries,

(g)  the issuance or sale of any Capital Stock, other than Disqualified Stock, or Strategic Subordinated Indebtedness of Alestra,

(h)  any agreement as in effect as of the date of the issuance of the existing notes or any amendment to the agreement or any transaction contemplated by the agreement, including pursuant to any amendment to the agreement, or in any replacement agreement so long as any amendment or replacement agreement is not more disadvantageous to the holders of new notes in any material respect than the original agreement as in effect on the date of the issuance of the existing notes,

(i)  any employment agreement entered into by Alestra or any of its Restricted Subsidiaries in the ordinary course of business,

(j)  transactions pursuant to finance agreements or other banking, finance or insurance arrangements with Bancomer, S.A Institución de Banca Múltiple, Grupo Financiero or its Affiliates, if the terms thereof are no less favorable to Alestra than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not an Affiliate, and

(k)  transactions pursuant to any agreement with any Permitted Holder or any Affiliate of a Permitted Holder relating to the provision of telecommunications services or equipment so long as:

(A)  the terms thereof are no less favorable to Alestra than those that could be obtained at the time of the transaction in arm’s-length dealings with a Person who is not an Affiliate, and

(B)  if such Affiliate Transaction, other than the determination of settlement rates, involves an amount in excess of $15.0 million, has been approved by a majority of the members of the board of directors who are not employees or officers of, or appointed by, the Affiliate in question.

Limitation on the sale or issuance of capital stock of restricted subsidiaries

Alestra will not sell or otherwise dispose of any Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except:

(1)  to Alestra or a Restricted Subsidiary;

(2)  if, immediately after giving effect to the issuance, sale or other disposition, neither Alestra nor any of its Subsidiaries owns any Capital Stock of the Restricted Subsidiary;

(3)  if required, the issuance, transfer, conveyance, sale or other disposition of directors’ qualifying shares;

(4)  in a transaction in which, or in connection with which, Alestra or a Restricted Subsidiary acquires at the same time sufficient Capital Stock of such Restricted Subsidiary to at least maintain the same percentage ownership interest it had prior to the transaction;

(5)  Disqualified Stock of a Restricted Subsidiary Incurred to refinance Disqualified Stock of the Restricted Subsidiary; provided, however, that the amounts of the redemption obligations of the Disqualified Stock will not exceed the amounts of the redemption obligations of, and the Disqualified Stock will have redemption obligations no earlier than those required by, the Disqualified Stock being refinanced; or

(6)  if, immediately after giving effect to the issuance, sale or other disposition, the Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in the Person remaining after giving effect to the issuance, sale or other disposition would have been permitted to be made under the covenant described under “—Limitation on Restricted Payments” if made on the date of the issuance, sale or other disposition.

Limitation on liens

Alestra will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any lien of any nature whatsoever on any of its properties, whether owned on the date of the issuance of the new notes or thereafter acquired, other than Permitted Liens, without effectively providing that, in the case of Senior Indebtedness, the new notes shall be secured equally and ratably with, or in the case of Subordinated Obligations, prior to, the obligations so secured for so long as such obligations are so secured. In this clause the word “properties” includes the Capital Stock of a Restricted Subsidiary.

Merger and consolidation

Alestra will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any Person, unless:

(1)  the Successor Company, which is the resulting, surviving or transferee Person, is a Person organized and existing under the laws of Mexico, the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company, if not Alestra, expressly assumes, by an indenture supplemental thereto, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of Alestra under the new notes and the indenture;

(2)  immediately after giving effect to the transaction, no Default has occurred and is continuing. In this clause (2), the transaction must treat any Indebtedness which becomes an obligation of the Successor

Company or any Subsidiary as a result of the transaction as having been Incurred by the Successor Company or the Subsidiary at the time of the transaction;

(3)  immediately after giving effect to the transaction on a pro forma basis Alestra would be able to Incur an additional $1.00 of indebtedness pursuant to paragraph (1) of the covenant described under

“—Limitation on indebtedness”; and

(4)  Alestra has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indentures, if any, comply with the indenture.

The Successor Company will be the successor to Alestra and will succeed to, and be substituted for, and may exercise every right and power of, Alestra under the new notes indenture and the new notes. The predecessor Company will be released from all obligations and covenants under the new notes indenture and the new notes.

For the purposes of Mexican Law, the holders of the new notes will be deemed to have expressly consented to and approved of any consolidation with, or merger with or into, or conveyance, transfer or lease by, Alestra of all of its assets to any Person permitted by this restriction on merger and consolidation.

SEC reports

Alestra will file with the trustee for the benefit of holders of new notes, within 15 days after it files them with the SEC, copies of its annual and quarterly reports and other information, documents and other reports which Alestra is required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Following the consummation of the offers or the confirmation of the U.S. prepackaged plan, Alestra will also provide certain documents to the trustee. Alestra must provide these documents even though it may not be required to remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis. Alestra must report on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC. Alestra must make the following reports:

(1)  within 90 days after the end of each fiscal year:

(a)  audited year-end consolidated financial statements of Alestra and its Subsidiaries, including a balance sheet, statement of operations and statement of cash flows, and substantially in the form included in this prospectus,

(b)  the information described in Item 303 of Regulation S-K under the Securities Act with respect to the fiscal year, and

(c)  all pro forma and historical financial information for any significant transaction consummated more than 75 days prior to the date the information is furnished, and any other transaction for which the information is available at that time, for the time periods the financial information would be required in a filing on Form 20-F with the SEC at that time

(2)  within 60 days after the end of each of the first three fiscal quarters of each fiscal year:

(a)  unaudited quarterly consolidated financial statements, including a balance sheet, statement of operations and statement of cash flows,

(b)  the information described in Item 303 of Regulation S-K under the Securities Act with respect to the fiscal quarter, and

(c)  all pro forma and historical financial information for any significant transaction consummated more than 75 days prior to the date the information is furnished, and any other transaction for which the information is available at that time, to the extent not previously provided and for the time periods the financial information would be required by SEC regulations at that time.

Financial statements of Alestra contained in any of these reports will be prepared in accordance with GAAP and each report referred to in clause (1) above will contain a reconciliation to U.S. generally accepted accounting principles consistently applied and will be prepared in accordance with the applicable rules and regulations of the SEC.

Limitation on guarantees by restricted subsidiaries

Alestra will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to:

•	assume, guarantee or in any other manner become liable for any Indebtedness of Alestra or any other Restricted Subsidiary of Alestra, other than Indebtedness under Hedging Obligations in reliance on clause (g) of paragraph (2) of the covenant described under “—Limitation on Indebtedness”, or

•	to incur any Indebtedness,

unless, in any such case:

(1)  such Restricted Subsidiary executes and delivers a supplemental indenture to the indenture, providing a Guarantee, called a Subsidiary Guarantee, of payment of the notes by the Restricted Subsidiary:

(2)  (a)  if any assumption, guarantee, incurrence or other liability of the Restricted Subsidiary is provided for Senior Indebtedness, the Guarantee will be pari passu with the Senior Indebtedness, and

(b)  if the assumption, guarantee, incurrence or other liability of the Restricted Subsidiary is provided for any other Indebtedness, the Guarantee will be senior to any Subordinated Obligations, and;

(3)  the Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Alestra or any other Restricted Subsidiary as a result of any payment by the Restricted Subsidiary under its Subsidiary Guarantee;

provided that:

(1)  this clause shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time the Person became a Restricted Subsidiary, and

(2)  the Guarantee of any Restricted Subsidiary was not incurred in connection with, or in contemplation of, the Person becoming a Restricted Subsidiary.

Limitation on lines of business

Alestra will not, and will not permit any Restricted Subsidiary to, engage in any business other than the telecommunications business.

Defaults

An Event of Default is defined in the indenture as:

(1)  a default in the payment of interest, or any additional amounts, on the new notes when due, that continued for 30 days or more;

(2)  a default in the payment of principal of, or premium, if any, on any new note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)  the failure by Alestra to comply with its obligations under “Change of Control” or under “Certain covenants—Merger and Consolidation”, or with its repurchase obligations, if any, under “—Certain covenants—Limitation on sales of assets and subsidiary stock”;

(4)  the failure by Alestra to comply for 45 days after notice with any of its obligations and other agreements contained in the indenture, except for defaults specified in clauses (1), (2), and (3) above;

(5)  Indebtedness of Alestra or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of the Indebtedness unpaid or accelerated exceeds $10 million (the “cross acceleration provision”) and the defaulted payment is not made, waived or extended or the acceleration has not been rescinded or annulled, in each case within 30 days of the payment default or such acceleration, as the case may be;

(6)  certain events of bankruptcy, insolvency or reorganization of Alestra or a Significant Subsidiary (the “bankruptcy provisions”);

(7)  any final non-appealable judgment or decree by a court or other adjudicatory authority of competent jurisdiction is entered against Alestra or a Significant Subsidiary under the following conditions—

(a)  for the payment of money in excess of $10 million,

(b)  which is not covered by third party insurance as to which the insurer has not disclaimed coverage, and

(c)  remains outstanding for a period of 60 days following the judgment, and is not discharged, waived or stayed; or

(8)  the rights granted by the long distance concession are for any reason terminated and:

(a)  the termination could reasonably be expected to have a material adverse effect on Alestra’s ability to meet its payment obligations under the new notes or its ability to continue as a going concern, and

(b)  the termination has not been discharged, waived or stayed for a period of 60 days from the termination.

However, a default under clauses (4), (5) and (7) will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the new notes notify Alestra of the default and Alestra does not cure the default within the time specified after receipt of notice.

If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount or principal amount at maturity, as applicable, of the outstanding new notes may declare the principal amount of, and accrued but unpaid interest on, all the new notes to be due and payable by notice to Alestra. Upon the declaration, this Default Amount will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Alestra occurs and is continuing, the Default Amount on all the applicable new notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the new notes. Under certain circumstances, the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes may rescind any acceleration for the new notes and its consequences.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the new notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a new note may pursue any remedy under the indenture or the new notes unless:

(1)  the holder has previously given the trustee notice that an Event of Default is continuing;

(2)  holders of at least 25% in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes have requested the trustee to pursue the remedy;

(3)  the holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)  the trustee has not complied with the request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)  the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes have not given the trustee a direction inconsistent with the request within such 60-day period.

Subject to some restrictions, the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of new notes or that would involve the trustee in personal liability.

The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the new notes notice of the Default within 45 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any new note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the new notes. In addition, Alestra is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Alestra also is required to deliver to the trustee, within 5 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Alestra is taking or proposes to take in respect thereof.

No personal liability of incorporators, stockholders, officers, directors or employees

The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on the new notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Alestra in the indenture or in the new notes or because of the creation of the Indebtedness represented thereby, will be had against any incorporator, stockholder, officer, director, employee or controlling person of Alestra or of any successor Person thereof in such capacity.

Amendments and waivers

Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the new notes then outstanding. This may occur through consents obtained in connection with a tender offer or exchange for the new notes. Any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the new notes then outstanding. However, without the consent of each holder of an outstanding new note affected thereby, no amendment may:

•	reduce the principal of or change the stated maturity of any new note;

•	alter the redemption provisions of the new notes;

•	make any note payable in a currency other than that stated in the new notes;

•	reduce the amount of new notes whose holders must consent to an amendment, supplement or waiver of the new notes or the indenture;

•	reduce the amount of new notes whose holders must consent to take any action under the new notes or the indenture;

•	impair the right of any holder of the new notes to institute suit for the enforcement of any payment on or with respect to the new notes;

•	waive any payment default on the new notes;

•	reduce the rate of or change the time for payment of interest on any new note;

•	make any changes in the provisions of the indenture described under “—Additional amounts” that adversely affects the rights of any holder of new notes or amend the terms of the new notes or the indenture in a way that would result in the loss of an exemption from any of the taxes described thereunder; or

•	affect the ranking of the new notes in a manner adverse to any holder of the new notes.

Without the consent of any holder of the new notes, Alestra and the trustee may amend the indenture for the following purposes:

•	to provide for the assumption by a successor corporation of the obligations of Alestra under the indenture;

•	to cure any ambiguity, omission, defect or inconsistency in the new notes provided that in each case the provision shall not materially adverse the legal rights of the holders of the new notes;

•	to add to the covenants of Alestra for the benefit of the holders of the new notes or to surrender any right or power conferred upon Alestra;

•	to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•	to mortgage, pledge, hypothecate or grant a security interest in any property or assets in favor of the trustee for the benefit of the holders of the new notes as security for the payment and performance of any obligations due under the indenture;

•	to add guarantees with respect to the new notes; or

•	to make any other change that does not materially adversely affect the legal rights of any holder of the new notes.

The consent of the holders of the new notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, Alestra is required to mail to holders of the new notes a notice briefly describing the amendment. However, the failure to give the notice to all holders of the new notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The new notes will be issued in global form and will be transferable only upon the surrender of the new notes being transferred for registration of transfer. Alestra may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges, as well as appropriate endorsements and transfer documents.

Defeasance

Alestra at any time may terminate all its obligations under the new notes and the indenture (“legal defeasance”), except for certain obligations, including:

•	the obligations respecting the defeasance trust, as that term is described below, and obligations to register the transfer or exchange of the new notes;

•	to replace mutilated, destroyed, lost or stolen new notes; and

•	to maintain a registrar and paying agent with respect to the new notes.

Alestra at any time may also terminate its obligations under:

•	the covenants described under “—Change of Control”;

•	the covenants described under “—Certain covenants”, other than the covenant described under “—Merger and Consolidation”, except as detailed below;

•	the operation of the cross acceleration provision described in paragraph (5) of “—Defaults”;

•	the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under paragraph (7) of “—Defaults” above; and

•	the limitations contained in clause (3) under the first paragraph under “—Certain covenants—Merger and Consolidation” above.

This termination is “covenant defeasance”.

Alestra may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Alestra exercises its legal defeasance option, payment of the new notes may not be accelerated because of an Event of Default with respect thereto. If Alestra exercises its covenant defeasance option, payment of the new notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) with respect only to Significant Subsidiaries, or (8) under “—Defaults” above or because of the failure of Alestra to comply with clause (3) or (4) under the first paragraph of, or in the third paragraph under, “—Certain covenants—Merger and Consolidation” above.

In order to exercise either defeasance option, Alestra must irrevocably deposit money or U.S. Government obligations with the trustee in a trust, known as a defeasance trust. This will be for the payment of principal and interest on the new notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of:

(1)  an opinion of counsel to the effect that holders of the new notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, the opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law; and

(2)  an opinion of counsel in Mexico to the effect that holders of the new notes will not recognize income, gain or loss for Mexican tax purposes as a result of such deposit and defeasance and will be subject to Mexican taxes, including withholding taxes, on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

Concerning the trustee

The Bank of New York is to be the trustee under the indenture and has been appointed by Alestra as Registrar and Paying Agent with regard to the new notes.

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Alestra, to obtain payment of claims in certain cases, or to realize on certain property received with respect to any claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee subject to certain exceptions. The indenture provides that if an Event of Default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to this provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new notes, unless the holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Governing law

The indenture provides that it and the new notes issued thereunder will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), in the event that proceedings were brought in Mexico seeking to enforce in Mexico Alestra’s obligations under the new notes, Alestra would not be required to discharge its obligations in Mexico in a currency other than Mexican currency. According to the law, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Pesos at the rate of exchange in effect on the date and in the place payment occurs. This rate is currently determined by Banco de México every business banking day in Mexico and published the following business banking day in the Mexican Diario Oficial de la Federación.

Consent to jurisdiction and service

The indenture will provide that Alestra will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for actions brought under Federal or state securities laws with respect to the notes or the indenture brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to that jurisdiction.

Certain definitions

In this section “Description of the New Notes”, some words and terms have specific meanings. These words and terms are described below.

“Additional Assets” means:

(1)  telecommunications assets, other than Indebtedness and Capital Stock;

(2)  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of the Capital Stock by Alestra or another Restricted Subsidiary; or

(3)  Capital Stock constituting a minority interest in any Person that at that time is a Restricted Subsidiary; provided, however, that any Restricted Subsidiary described in clause (1) or (2) above is primarily engaged in a telecommunications business.

“Adjusted Consolidated Net Tangible Assets” means the total amount of assets of Alestra and its Restricted Subsidiaries, less applicable depreciation, amortization and other valuation reserves, except to the extent resulting from write-ups of capital assets, after deducting from that amount:

(1)  all current liabilities of Alestra and its Restricted Subsidiaries, excluding intercompany items; and

(2)  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth in the most recent quarterly or annual consolidated balance sheet of Alestra and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to “—Certain covenants—SEC Reports” above.

In this calculation, the term “write-ups” does not include write-ups in connection with accounting for acquisitions in conformity with GAAP.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with that specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling” and “controlled” have meanings correlative to the foregoing definition of “Affiliate”.

For purposes of the provisions described under “—Certain covenants—Limitation on Restricted Payments”, “—Certain covenants—Limitation on Affiliate Transactions” and “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, “Affiliate” will also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the voting stock, on a fully diluted basis, of Alestra or of rights or warrants to purchase Capital Stock, whether or not currently exercisable, and any Person who would be an Affiliate of any beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease, transfer or other disposition, or series of related sales, leases, transfers or dispositions, by Alestra or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction, of:

(1)  any shares of Capital Stock of a Restricted Subsidiary, other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Alestra or a Restricted Subsidiary;

(2)  all or substantially all the assets of any division or line of business of Alestra or any Restricted Subsidiary; or

(3)  any other assets of Alestra or any Restricted Subsidiary outside of the ordinary course of business of Alestra or the Restricted Subsidiary.

However, the following shall not constitute Asset Dispositions:

(a)  a disposition by a Restricted Subsidiary to Alestra or by Alestra or a Restricted Subsidiary to another Restricted Subsidiary;

(b)  for purposes of the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain covenants—Limitation on Restricted Payments”;

(c)  exchanges of telecommunications assets for other telecommunications assets where the Fair Market Value as determined by the board of directors, of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or, if less, the difference is received in cash and the cash is Net Available Cash;

(d)  a disposition that is governed by the provisions described under “—Certain covenants—Merger and Consolidation”;

(e)  a disposition of obsolete, worn-out, damaged or otherwise unsuitable or unnecessary equipment or other obsolete assets;

(f)  dispositions with respect to sales of capacity and rights of use in Alestra’s network;

(g)  disposition resulting from the foreclosure of a Permitted Lien;

(h)  dispositions in connection with the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(i)  a sale-leaseback of assets within one year of the acquisition of those assets;

(j)  the grant of any license of patents, trademarks, registration therefor and other similar intellectual property;

(k)  the designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

(l)  any Equity Offering by Alestra;

(m)  a transaction or series of transactions that results in a Change of Control;

(n)  the sale or other disposition of Temporary Cash Investments;

(o)  a Restricted Payment permitted by or a Permitted Investment that is not prohibited by the covenant described above under the caption “—Certain covenants—Limitation on Restricted Payments”; or

(p)  dispositions of assets with a fair value of less than $1,000,000 in any fiscal year.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or preferred stock, the quotient obtained by dividing:

(1)  the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of the Indebtedness or redemption or similar payment for the preferred stock multiplied by the amount of the payment by

(2)  the sum of all those payments.

“Board of Directors” means the board of directors of Alestra or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day other than Saturday or Sunday which is not a legal holiday in the United States or Mexico.

“Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means, however designated, any and all shares, interests, rights to purchase, warrants, options, participations, partes sociales or other equivalents of or interests in equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Consolidated Interest Expense” means, for any period, the consolidated interest expense of Alestra and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Alestra or its Restricted Subsidiaries, without duplication:

(1)  interest expense attributable to capital leases;

(2)  amortization of debt discount;

(3)  capitalized interest;

(4)  non-cash interest expenses;

(5)  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)  net costs associated with Hedging Obligations, including amortization of fees;

(7)  Preferred Stock dividends with respect to all Preferred Stock held by Persons other than Alestra or a Wholly Owned Subsidiary;

(8)  interest incurred in connection with Investments in discontinued operations;

(9)  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by or secured by the assets of Alestra or any Restricted Subsidiary; and

(10)  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person other than Alestra in connection with Indebtedness Incurred by such plan or trust. Consolidated Interest Expense shall not include amortization of debt issuance cost.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of:

(1)  the aggregate amount of Indebtedness of Alestra and its Restricted Subsidiaries calculated on a consolidated basis as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of such determination, such fiscal quarter being herein called the “most recent fiscal quarter”, to—

(2)  EBITDA for the most recent fiscal quarter, herein called the “Reference Period”, for which financial statements of Alestra have been filed with the SEC or provided to the trustee pursuant to “—Certain covenants—SEC Reports” above multiplied by four; provided, however, that:

(a)  if Alestra or any Restricted Subsidiary has Incurred any Indebtedness since the end of the Reference Period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been outstanding as of the end of the most recent fiscal quarter and to the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such new Indebtedness had been Incurred and such other Indebtedness had been discharged as of the end of such fiscal quarter;

(b)  if Alestra or any Restricted Subsidiary has, other than Indebtedness Incurred under any revolving credit agreement,

(A)  repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of such fiscal quarter, or

(B)  if any Indebtedness that was outstanding as of the end of such fiscal quarter is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio, then the aggregate amount of Indebtedness shall be calculated on a pro forma basis as if such discharge has occurred as of the end of such fiscal quarter and EBITDA shall be calculated as if Alestra or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period with respect to Cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(c)  if since the beginning of the Reference Period Alestra or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for the Reference Period shall be reduced by:

(A)  an amount equal to the EBITDA, if positive, directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period, or

(B)  increased by an amount equal to the EBITDA, if negative, directly attributable thereto for the Reference Period;

(d)  if since the beginning of the Reference Period Alestra or any Restricted Subsidiary, by merger or otherwise, shall have made an Investment in any Restricted Subsidiary, or any Person which becomes a Restricted Subsidiary, or an acquisition of assets, including by way of merger or consolidation, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness, as if such Investment or acquisition occurred on the first day of the Reference Period; and

(e)  if since the beginning of the Reference Period any Person that subsequently became a Restricted Subsidiary or was merged with or into Alestra or any Restricted Subsidiary since the beginning of such Reference Period shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (c) or (d) above if made by Alestra or a Restricted Subsidiary during the Reference Period, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of the Reference Period.

“Consolidated Net Income” means, for any period, the net income of Alestra and its consolidated Subsidiaries for such period determined in accordance with GAAP; provided, however, that, to the extent included in calculating consolidated net income, there shall not be included in such Consolidated Net Income:

(1)  any net income of any Person other than Alestra if such Person is not a Restricted Subsidiary, except that:

(a)  subject to the exclusion contained in clause (4) below, Alestra’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Alestra or a Restricted Subsidiary as a dividend or other distribution, subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below; and

(b)  Alestra’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)  any net income or loss of any Person acquired by Alestra or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3)  any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Alestra, except that:

(a)  subject to the exclusion contained in clause (4) below, Alestra’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Alestra or another Restricted Subsidiary as a dividend or other distribution subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause, and

(b)  Alestra’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)  any gain, but not loss, realized upon the sale or other disposition of any assets of Alestra, its consolidated Subsidiaries or any other Person, including pursuant to any sale-and-leaseback arrangement, which is not sold or otherwise disposed of in the ordinary course of business and any gain, but not loss, realized upon the sale or other disposition of any Capital Stock of any Person;

(5)  extraordinary gains, but not losses;

(6)  any net income to the extent attributable to a Telecommunications Capital Asset Disposition; and

(7)  the cumulative effect of a change in accounting principles.

“Currency Agreement” means, with respect to a Person, any foreign exchange contract, currency swap agreement or other similar agreement designed solely to protect such Person against fluctuations in currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms or by the terms of any security into which it is convertible or for which it is exchangeable or upon the happening of any event:

(1)  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)  is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3)  is redeemable or must be purchased, upon the occurrence of certain events or otherwise, by such Person at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the earlier of the stated maturity of the notes and the date on which no notes remain outstanding.

“EBITDA” for any period means the:

(1)  sum of Consolidated Net Income, plus Consolidated Interest Expense (to the extent such amount was deducted in calculating Consolidated Net Income) plus the following to the extent deducted in calculating such Consolidated Net Income:

(a)  all income and asset tax expense of Alestra and its consolidated Restricted Subsidiaries,

(b)  depreciation expense of Alestra and its consolidated Restricted Subsidiaries,

(c)  amortization expense of Alestra and its consolidated Restricted Subsidiaries, excluding amortization expense attributable to a prepaid cash item that was paid in a prior period,

(d)  foreign exchange losses that are reported below the “operating loss (profit)” or equivalent line on Alestra’s statement of results of operations,

(e)  all other non-cash charges of Alestra and its consolidated Restricted Subsidiaries, including monetary losses and equity in losses of Persons that are not Restricted Subsidiaries but excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period, and

(f) other expenses;

in each case for such period minus

(2)  the sum of the following to the extent increasing Consolidated Net Income:

(a)  foreign exchange gains that are reported below the “operating loss (profit)” or equivalent line on Alestra’s statement of results of operations,

(b)  other income, and

(c)  all other non-cash income items of Alestra and its consolidated Restricted Subsidiaries, including monetary gains and equity in earnings of Persons that are not Restricted Subsidiaries but excluding any such non-cash item to the extent that it results in the receipt of cash payments in any future period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Alestra by such Restricted Subsidiary without prior approval that, in fact, has not been obtained, pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means any public or private offering by Alestra for cash of Capital Stock, other than Disqualified Stock.

“Fair Market Value” means, with respect to any asset or property, including Capital Stock, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors acting in good faith and shall be evidenced by a resolution of the Board of Directors delivered to the trustee.

“GAAP” means generally accepted accounting principles in Mexico as in effect on the issue date. All ratios and computations shall be computed in conformity with GAAP applied on a consistent basis and using constant Peso calculations.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such other Person:

(1)  to purchase or pay, or advance or supply funds for the purchase or payment of such Indebtedness, whether arising by virtue of partnership arrangements, or by agreements to keep- well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise; or

(2)  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss, in whole or in part, in respect thereof.

However, a Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. “Guarantee” used as a verb has a corresponding meaning. A Guarantor means any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Currency Agreement or Interest Rate Agreement.

“Holder” or “Noteholder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for.

However, any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary.

The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1)  the principal with respect to:

(a)  indebtedness of such Person for money borrowed, and

(b)  indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable,

(2)  all Capital Lease Obligations of such Person;

(3)  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business and other monetary obligations to trade creditors existing on the date of issuance of the new notes;

(4)  all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, other than obligations with respect to letters of credit securing obligations, other than obligations described in clauses (1) through (3) above, entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 20th business day following payment on the letter of credit;

(5)  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any preferred stock but excluding, in each case, any accrued dividends;

(6)  all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)  all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person, whether or not such obligation is assumed by such Person, the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that:

(1)  the amount outstanding at any time of any Indebtedness issued with original issue discount is the amount of the liability in respect thereof determined in accordance with GAAP; and

(2)  Indebtedness shall not include any liability for foreign, Federal, state, local or other taxes. For purposes of calculating the Consolidated Leverage Ratio, the amount of Indebtedness outstanding at any time of determination for Hedging Obligations shall not exceed the amount of net payments due thereunder.

“Interest Rate Agreement” means, with respect to a Person, any interest rate swap agreement, interest rate floor or cap agreement or other financial agreement or arrangement designed solely to protect such Person against fluctuations in interest rates.

“Investment” in any Person means:

(1)  any direct or indirect advance, loan, other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person;

(2)  other extensions of credit, including by way of Guarantee or similar arrangement or other commercially reasonable extension of trade credit;

(3)  capital contribution to, by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others; or

(4)  any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain covenants—Limitation on Restricted Payments”:

(1)  “Investment” shall include the portion which is proportionate to Alestra’s equity interest in such Subsidiary of the fair value of the net assets of any Subsidiary of Alestra at the time that such Subsidiary is designated an Unrestricted Subsidiary. However, upon a redesignation of such Subsidiary as a Restricted Subsidiary, Alestra shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount, if positive, equal to:

(a)  Alestra’s “Investment” in such Subsidiary at the time of such redesignation less,

(b)  the portion proportionate to Alestra’s equity interest in such Subsidiary of the fair value of the net assets of such Subsidiary at the time of such redesignation; and

(2)  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair market Value at the time of such transfer, in each case as determined in good faith by the board of directors.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof.

“Net Available Cash” from an Asset Disposition means payments in cash or cash equivalents received therefrom, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form, in each case net of:

(1)  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by Alestra or any Restricted Subsidiary after such Asset Disposition; and

(5)  appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution filed with the trustee. However, any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of the indenture and the notes as a new Asset Disposition at the time of such reduction with Net Available Cash equal to the amount of such reduction.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Noteholder”, see Holder.

“Permitted Holders” means AT&T Corp., AT&T Telecom Mexico Inc., Onexa, S.A. de C.V., Alfa, S.A. de C.V. or Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer and their respective Affiliates.

“Permitted Investment” means an Investment by Alestra or any Restricted Subsidiary in:

(1)  Alestra, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary. However, the primary business of such Restricted Subsidiary must be a telecommunications business;

(2)  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Alestra or a Restricted Subsidiary. However, such Person’s primary business must be a telecommunications business;

(3)  Temporary Cash Investments;

(4)  receivables owing to Alestra or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Alestra or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)  loans or advances to employees made in the ordinary course of business in an aggregate amount not to exceed $1,000,000 at any time outstanding;

(7)  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Alestra or any Restricted Subsidiary or in satisfaction of judgments;

(8)  any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “Certain covenants —Limitation on sales of assets and subsidiary stock”;

(9)  Hedging Obligations permitted to be incurred under “—Certain covenants—Limitation on indebtedness”; and

(10)  any Person principally engaged in a telecommunications business; provided, however, that the aggregate amount of Investments made pursuant to this clause (10) shall not exceed $10.0 million at any one time outstanding.

“Permitted Liens” means, with respect to any Person:

(1)  pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts other than for the payment of Indebtedness, or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)  liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)  liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(4)  liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)  liens securing Indebtedness permitted to be Incurred pursuant to clause (2)(a) under “—Certain covenants—Limitation on indebtedness”; provided however that all liens permitted pursuant to clauses (6), (9) and (10) of this definition shall be limited in the aggregate to $50.0 million;

(7)  liens in favor of Alestra;

(8)  liens existing on the date of issuance of the existing notes;

(9)  liens on property or shares of Capital Stock of another Person at the time the acquired Person becomes a Subsidiary of such Person who was the acquiror; provided, however, that such liens are not created, incurred or assumed in connection with, or in contemplation of, such acquired Person becoming such a Subsidiary; provided further, however, that such lien may not extend to any other property owned by the acquiror or any of its Subsidiaries and provided further, however, that all liens permitted pursuant to clauses (6), (9) and (10) of this definition shall be limited in the aggregate to $50.0 million;

(10)  liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the liens may not extend to any other property owned by such Person or any of its Subsidiaries and provided further, however, that all liens permitted pursuant to clauses (6), (9) and (10) of this definition shall be limited in the aggregate to $50.0 million;

(11)  liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

(12)  liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be, Incurred under “—Certain covenants—Limitation on indebtedness”, secured by a lien on the same property as secures such Hedging Obligations;

(13)  liens to secure any Refinancing or successive Refinancings as a whole, or in part, of any Indebtedness secured by any lien referred to in the foregoing clauses (6), (8), (9) and (10); provided, however, that—

(a)  such new lien shall be limited to all or part of the same property that secured the original lien, plus improvements to or on such property, and

(b)  the Indebtedness secured by such lien at such time is not increased to any amount greater than the sum of

(A)  the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (8), (9) or (10) at the time the original lien became a Permitted Lien; and

(B)  an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14)  liens incurred in the ordinary course of business of Alestra and its Subsidiaries with respect to obligations that do not exceed $2 million at any one time outstanding; or

(15)  rights of financial institutions to set off and chargeback arising by operation of law.

Notwithstanding the foregoing, “Permitted Liens” will not include any lien described in clauses (6), (9) or (10) above to the extent such lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain covenants—Limitation on Sale of Assets and Subsidiary Stock”. For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted Merger” means any merger of Alestra with another company whose principal business is to provide telecommunications services in Mexico; provided that any consideration, other than the assumption of indebtedness, provided by Alestra in connection with such merger is solely in the form of stock or other equity securities, and any consideration received by Alestra’s equity holders from Alestra, any acquired company or any surviving company for the equity holders’ equity securities in connection with such merger is solely in the form of stock or other equity securities of the company with which Alestra is merged, any surviving company or any acquiring company.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Refinance” means, with respect to any Indebtedness, to refinance, extend, renew, replace, substitute, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such, indebtedness. The words “refinanced” and “refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that refinances any Indebtedness of Alestra or any Restricted Subsidiary existing on the date of issuance of the existing notes or Incurred in compliance with the indenture, including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced;

(2)  such Refinancing Indebtedness has an average life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the average life of the Indebtedness being refinanced;

(3)  such Refinancing Indebtedness has an aggregate principal amount, or if Incurred with original issue discount, an aggregate issue price, that is equal to or less than the aggregate principal amount, or if Incurred with original issue discount, the aggregate accreted value, then outstanding or committed plus fees and expenses, including any premium and defeasance costs, under the Indebtedness being refinanced; and

(4)  if the Indebtedness being refinanced is subordinate or junior to the notes, such Refinancing Indebtedness shall be subordinate to the notes at least to the same extent and in the same manner as the Indebtedness being refinanced; provided further, however, that Refinancing Indebtedness shall not include:

(a)  Indebtedness of a Subsidiary that refinances Indebtedness of Alestra, or

(b)  Indebtedness of Alestra or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Restricted Payment” with respect to any Person means:

(1)  the declaration or payment of any dividends or any other distributions of any sort with respect to its Capital Stock, including any payment in connection with any merger or consolidation involving such Person, or similar payment to the direct or indirect holders of its Capital Stock. However, this does not include:

(a)  dividends or distributions payable solely in its Capital Stock other than Disqualified Stock.

(b)  dividends or distributions payable solely to Alestra or a Restricted Subsidiary.

(c)  pro rata, or on a basis that results in the receipt by Alestra or a Restricted Subsidiary of dividends or distributions of equal or greater value, dividends, or

(d)  other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation;

(2)  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Alestra held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Alestra, other than a Restricted Subsidiary, including the exercise of any option to exchange any Capital Stock, other than into Capital Stock of Alestra that is not Disqualified Stock;

(3)  the voluntary purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations, other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition or any purchase, repurchase, redemption or other acquisition or prepayment thereof in connection with any Refinancing thereof permitted by the indenture; or

(4)  the making of any Investment in any Person, other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Alestra that is not an Unrestricted Subsidiary.

“Senior Indebtedness” means with respect to any Person:

(1)  Indebtedness of such Person, whether outstanding on the date of issuance of the existing notes or thereafter Incurred; and

(2)  accrued and unpaid interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person to the extent post-filing interest is allowed in such proceeding, with respect to–

(a)  indebtedness of such Person for money borrowed, and

(b)  indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the notes or the applicable Subsidiary Guaranty;

provided, however, that Senior Indebtedness shall not include:

(1)  any obligation of such Person to any Subsidiary;

(2)  any liability for foreign, Federal, state, local or other taxes owed or owing by such Person;

(3)  any accounts payable or other liability to trade creditors arising in the ordinary course of business, including guarantees thereof or instruments evidencing such liabilities;

(4)  any Indebtedness of such Person, and any accrued and unpaid interest in respect thereof, which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(5)  that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a Significant Subsidiary of Alestra within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision.

The term “Stated Maturity” excludes any provision providing for the redemption or repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred.

“Strategic Subordinated Indebtedness” means Indebtedness of Alestra which by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred:

(1)  is expressly made subordinate in right of payment to the notes; and

(2)  provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of Alestra’s obligations under the new notes.

“Subordinated Obligation” means any Indebtedness of Alestra, whether outstanding on the date of issuance of the existing notes or thereafter Incurred, which is subordinate or junior in right of payment to the new notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests, including partnership interests, entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)  such Person;

(2)  such Person and one or more Subsidiaries of such Person; or

(3)  one or more Subsidiaries of such Person.

For purposes of this definition, “entitled to vote” means without regard to the occurrence of any contingency.

“Telecommunications Capital Asset Disposition” means the transfer, conveyance, sale, lease or other disposition of feasibility studies, dark fiber and/or conduit and components of the conduit system, the proceeds of which are treated as revenues by Alestra in accordance with GAAP.

“Temporary Cash Investments” means any of the following:

(1)  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)  investments in time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits, aggregating in excess of $500,000,000 or the foreign currency equivalent thereof and has outstanding debt which is rated “A”, or such similar equivalent rating, or higher by at least one nationally recognized statistical rating organization, as defined in Rule 436 under the Securities Act, or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)  investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation other than an Affiliate of Alestra, organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” or higher according to Moody’s Investors Service, Inc. or “A-1” or higher according to Standard and Poor’s Ratings Group;

(5)  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.;

(6)  Cetes or Bonos de Desarrollo del Gobierno Federal or Bonos Adjustables del Gobierno Federal or other similar securities issued by the Mexican government and maturing not more than 180 days after the acquisition thereof and debt instruments issued by the Mexican government which are denominated and payable in U.S. dollars;

(7)  Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (1) through (6) above;

(8)  demand deposit accounts with U.S. banks, or Mexican banks specified in clause (9) of this definition, maintained in the ordinary course of business; and

(9)  certificates of deposit, bank promissory notes and bankers’ acceptances denominated in Pesos, maturing not more than 180 days after the acquisition thereof and issued or Guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Fondo Bancario de Protección al Ahorro or any successor thereto.

“Total Equity Market Capitalization” of any Person means, as of any day of determination, the sum of:

(1)  the product of:

(a)  the aggregate number of outstanding primary shares of common stock of such Person on such day, which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of such person, multiplied by

(b)  the average closing price of such common stock over the 20 consecutive Business Days immediately preceding such day, plus;

(2)  the liquidation value of any outstanding shares of preferred stock of such Person on such day.

“Unrestricted Subsidiary” means:

(1)  any Subsidiary of Alestra that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)  any Subsidiary of an Unrestricted Subsidiary. The board of directors may designate any Subsidiary of Alestra to be an Unrestricted Subsidiary, including any newly acquired or newly formed Subsidiary, unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any lien on any property of, Alestra or any other Subsidiary of Alestra that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(a)  the Subsidiary to be so designated has total assets of $1,000 or less, or

(b)  if such Subsidiary has assets greater than $1,000, Alestra could make a Restricted Payment in an amount equal to the greater of the Fair market Value and the book value of such Subsidiary under “—Certain covenants—Limitation on Restricted Payments”.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

•	Alestra could Incur $1.00 of additional indebtedness pursuant to paragraph (1) of the covenant described under “—Certain covenants—Limitation on indebtedness”; and

•	no Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government obligations” means direct obligations, or certificates representing an ownership interest in such obligations, of the United States, including any agency or instrumentality of the U.S., for the payment of which the full faith and credit of the U.S. is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees thereof.

In the definition above, “other interests” includes partnership interests. The term “normally entitled” means without regard to the occurrence of any contingency.

For purposes of the definition of Change of Control only, so long as the Permitted Holders hold a number of shares of Capital Stock of Alestra sufficient to allow the Permitted Holders to elect a majority of the directors on the Board of Directors, shares of common stock that are treated as “neutral investment” under Mexican law and provide for voting rights only with respect to a limited number of directors on the Board of Directors shall be deemed not to constitute voting stock.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which, other than directors’ qualifying shares, is owned by Alestra or one or more Wholly Owned Subsidiaries.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The discussion below is the opinion of Milbank, Tweed, Hadley & McCloy LLP, referred to as “Milbank”, regarding the material United States federal income tax consequences of:

•	the exchange of existing notes for new notes and/or cash pursuant to the exchange offers,

•	holding the new notes received in the exchange, and

•	the adoption of the proposed amendments, in the case of holders that continue to hold existing notes.

The opinion of Milbank is subject to the assumptions, qualifications and limitations stated below, and assumes the accuracy of Alestra’s statements as to certain factual matters contained herein and that the offers will be consummated in the manner described in this prospectus. Milbank’s opinion is based upon the tax laws in effect on the date of this prospectus, including:

•	Internal Revenue Code of 1986, as amended, which is referred to in this prospectus as the “Code”,

•	Treasury Regulations,

•	published administrative interpretations of the Internal Revenue Service, which is referred to in this prospectus as the “IRS”, and

•	judicial decisions.

These tax laws are subject to change, possibly on a retroactive basis. The discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to you, as your tax treatment may vary depending on your particular situation. Certain classes of United States holders such as the following may be subject to special rules not discussed below:

•	insurance companies;

•	tax-exempt organizations;

•	employee stock ownership plans;

•	financial institutions;

•	brokers;

•	dealers;

•	regulated investment companies;

•	real estate investment trusts;

•	subchapter S corporations;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	persons whose functional currency is not the United States dollar;

•	persons who hold existing notes as a hedge or otherwise have hedged the risk of holding existing notes;

•	persons who hold existing notes as part of (or in connection with) a “straddle,” “conversion” or other integrated transaction; and

•	persons who use the mark-to-market method of accounting.

In the case of a holder that is a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding existing notes, you should consult your own tax advisor. In addition, the discussion below does not consider the alternative minimum tax or the effect of any applicable foreign, state, local or other tax laws. This discussion assumes that United States holders have held their existing notes as “capital assets” within the meaning of Code Section 1221.

Where the opinion refers to a United States holder, this means a beneficial owner of existing notes who or which is:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

When the opinion refers to a “Non-United States holder” this means any holder that is not a United States holder.

Taxation of United States Holders Who Participate in the Offers

Treatment of the Exchange

Treatment of Accrued Interest.    Cash or new notes deemed received in exchange for accrued but unpaid interest on the existing notes should be treated as a payment of that interest and should be taxed as such in accordance with the United States holder’s normal method of tax accounting. It is not clear whether and to what extent any proceeds received pursuant to the offers would be attributable to accrued but unpaid interest for United States federal income tax purposes in view of the fact that by tendering the existing notes in the offers, United States holders will waive their right to receive accrued but unpaid interest on the existing notes. References in the following discussion to cash or other proceeds of the exchange offers do not include amounts attributable to accrued and unpaid interest.

Exchange of Existing Notes for New Notes.    If you are a United States holder and you elect to exchange your existing notes for new notes, you will realize a gain or loss on the exchange of existing notes for new notes if such exchange results in a “significant modification” within the meaning of the applicable Treasury Regulations promulgated pursuant to Section 1001 of the Code. The exchange of a new debt instrument for an existing debt instrument is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the existing debt instrument are altered in a manner that is “economically significant.” Treasury Regulations provide that a modification that adds, deletes or alters customary financial covenants is not a significant modification. A change to the maturity date of the notes is not a significant modification if the final payment is made within the lesser of 5 years or a period of time that is 50 percent of the original term of the existing notes. A change in the yield on the notes, which is determined by taking into account any payments made to a holder as consideration for the modification but not taking into account any commercially reasonable prepayment penalty is a significant modification if the yield on the new notes varies from the yield on the existing notes by more than the greater of ¼ of one percent or five percent of the annual yield on the existing notes.

The exchange of existing notes for new notes will be treated as a significant modification. As a result, the exchange of existing notes for new notes will be a taxable event. Accordingly, if you are a United States holder, you will recognize taxable gain or loss equal to the difference between:

•	the sum of the issue price of the new notes you received in exchange for existing notes, which is determined as described below under “Treatment of the Exchange—Issue Price of New Notes”, plus the amount of cash received, if any, over

•	your adjusted tax basis in the existing notes.

Your adjusted tax basis in an existing note equals the price you paid for that note, increased by the amount of any market discount previously included in income with respect to the note and reduced, but not below zero, by any amortizable bond premium allowable as a deduction with respect to the note. Your tax basis in the new notes will equal their issue price, which is described below under “Treatment of the Exchange—Issue Price of New Notes”. Your holding period for the new notes will begin on the date following the date of the exchange.

Subject to the applicability of the rules governing market discount, any gain on the exchange would be capital gain and would be long-term capital gain if you had held the existing notes for more than one year. In general, if you acquired the existing notes with market discount, any gain realized on the exchange would be treated as ordinary income to the extent of the market discount that accrued while you held such existing notes, unless you have elected to include market discount in income currently as it accrues.

Any loss recognized would be capital loss. Deduction of capital loss is subject to limitations including, in general, that it may only offset capital gain.

If you elect to exchange existing notes for new notes but, as a result of the maximum notes issuance limitation, you receive cash that is treated as consideration in the partial retirement of notes, that cash would constitute a return of capital and would not be currently taxable to the extent of the portion of your tax basis allocable to that portion of the existing notes deemed retired, and would constitute capital gain to the extent that the amount of the payment exceeds the portion of your tax basis allocable to that portion of the existing notes deemed exchanged therefor.

Issue Price of New Notes.    As described above under “Treatment of the Exchange—Exchange of Existing Notes for New Notes”, the amount of gain or loss recognized on the exchange, if any, may depend in part on the issue price of the new notes. The issue price of the new notes also is relevant to the application of the original issue discount rules, as described below under “Consequences of Holding New Notes—Original Issue Discount”.

The issue price of the new notes depends on whether a substantial amount of the new notes or the existing notes are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations. Notes are traded on an established market if, among other things, at any time during the 60-day period ending 30 days after the issue date, the notes are listed on a national securities exchange.

•	If a substantial amount of the new notes are traded on an established market, the issue price of the new notes would be their fair market value on the date of the exchange.

•	If the new notes are not but the existing notes are traded on an established market, the issue price of the new notes exchanged for the existing notes would be equal to the fair market value of the existing notes exchanged therefor.

•	If neither the new notes nor the existing notes are traded on an established market, the issue price of the new notes would be equal to the stated principal amount of the new notes.

Because the determination as to whether the new notes are so traded will depend on future events, Alestra’s U.S. tax counsel is unable to opine as to whether the new notes will be traded on an established market. Nonetheless, Alestra expects, and Milbank therefore has assumed, that the new notes will be listed on a national securities exchange during the requisite testing period and therefore will be treated as traded on an established market and intend, to the extent required, to report information to the IRS on that basis. Alestra believes, and Milbank therefore has assumed, that the existing notes also would be treated as traded on an established market. If Alestra determines, based on the facts and circumstances, that the new notes are not traded on an established market, it will, to the extent required, report information to the IRS on the basis of the trading prices of the existing notes. However, because the determination is highly factual, the IRS may take the position that neither the new notes nor the existing notes are traded on an established market, and accordingly the issue price for the new notes would be their stated principal amount. If the issue price of the new notes is equal to their stated principal amount and your basis in the existing notes is less than the stated principal amount and any cash you receive, you may recognize gain as a result of the exchange of new notes for existing notes even if the fair market value of the new notes and cash received, if any, does not exceed your tax basis in the existing notes.

Fee for Consent to Proposed Amendments.    There is no authority directly on point regarding the proper treatment of consent fees and while no stated consent fee is being offered, the IRS might assert that a portion of the consideration you receive in the offers is a consent fee to the proposed amendments. In that case, such portion would be taxable as ordinary income and the computation of gain or loss would be adjusted accordingly. However, Milbank does not believe that any portion of the consideration you receive in the offers should be treated as a consent fee.

Consequences of Holding New Notes

Original Issue Discount.    If the issue price of the new notes is less than their “stated redemption price at maturity” by more than a de minimis amount (¼ of 1 percent of the new notes’ stated redemption price at maturity multiplied by the number of complete years to their stated maturity), the new notes will be treated as issued with original issue discount for United States federal income tax purposes.

The issue price of the new notes will be determined as described above under “Treatment of the Exchange—Issue Price of New Notes.” The new notes’ stated redemption price at maturity is the sum of all payments due under the new notes other than payments of qualified stated interest. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. All stated interest on the new notes will be qualified stated interest.

In general, you will be required to include original issue discount in gross income under a constant yield method as ordinary income over the term of the new notes in advance of cash payments attributable to such income, regardless of whether you are a cash or accrual method taxpayer, and without regard to the timing or amount of any actual payments.

You will also be required to include in income any Additional Amounts and the amount of Mexican tax withheld from interest payments notwithstanding that you have not in fact received such withheld tax. You may be entitled to a deduction or credit for taxes withheld, subject to applicable limitations in the Code and Treasury Regulations including that the election to deduct or credit foreign taxes applies to all foreign taxes for a particular year and that you must claim any benefits for which you are eligible under the applicable income tax treaty. Interest income, which includes Mexican taxes withheld therefrom and Additional Amounts, and original issue discount on the notes generally will constitute foreign source income and generally will be considered “passive income,” or, for certain types of United States holders, “financial services income” for purposes of computing the foreign tax credit. Mexican withholding taxes may be imposed at times that differ from the times at which you are required to include interest or original issue discount in income for United States federal income tax purposes, and this disparity may limit the amount of foreign tax credit available. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit in light of your particular circumstances. Guidance issued by the United States Treasury may deny a foreign tax credit for foreign taxes imposed with respect to the new notes if you hold the new notes in arrangements in which your expected economic profit, after non-United States taxes, is insubstantial.

Sale, Exchange and Retirement of the New Notes subsequent to the Exchange.    Your tax basis in the new notes will, in general, be the cost therefor, increased by original issue discount or market discount previously included in income and reduced, but not below zero, by:

•	any amortizable bond premium allowable as a deduction against interest income with respect to the new note, and

•	any payments you receive on the new note prior to the sale other than qualified stated interest.

Upon the sale, exchange, retirement or other disposition of the new notes, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition, less an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for federal income tax purposes, and the adjusted tax basis of the new notes. Gain or loss realized on the sale, exchange or retirement of the new notes will generally be treated as United States source gain or loss. Consequently, you may not be able to claim a credit for any Mexican tax imposed upon a disposition of a new note unless you can apply the credit, subject to applicable limitations, against tax due on other income treated as derived from foreign sources. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Treatment of the Cash Tender Offer

Exchange of Existing Notes for Cash. If you are a United States holder and you elect to exchange your existing notes for cash, you will recognize gain or loss equal to the difference between the amount of cash received for the existing notes and your adjusted tax basis in such notes. A portion of the cash you receive could be treated as a separate fee for consenting to the proposed amendments to the existing notes as described above under “—Treatment of the Exchange—Fee for Consent to Proposed Amendments”.

Subject to the applicability of the rules governing market discount, any gain on the exchange would be capital gain and would be long-term capital gain if you had held the existing notes for more than one year. In general, if you acquired the existing notes with market discount, any gain realized on the exchange would be treated as ordinary income to the extent of the market discount that accrued while you held such existing notes, unless you have elected to include market discount in income currently as it accrues.

Any loss recognized would be capital loss. Deduction of capital loss is subject to limitations including, in general, that it may only offset capital gain. Your adjusted tax basis in an existing note equals the price you paid for that note, increased by the amount of any market discount previously included in income with respect to the note and reduced, but not below zero, by any amortizable bond premium allowable as a deduction with respect to the note.

If, as a result of proration, you also receive new notes, the tax consequences for holding the new notes would be the same as those described above under “—Treatment of the Exchange—Exchange of Existing Notes for New Notes”.

United States Holders of Existing Notes Not Participating in the Exchange Offers

If you do not participate in the exchange offers, the tax consequences to you may vary depending upon whether the exchange offers are successful. The discussion immediately below addresses your tax consequences if you do not participate in the exchange offers and the exchange offers are successful. See “—Taxation of United States Holders Under the U.S. Prepackaged Plan” for a discussion of the tax consequences to you in the event that the exchange offers are not successful but the U.S. prepackaged plan is confirmed.

If you do not participate in the exchange offers, or if you participate with respect to less than all of your existing notes, you will not be affected with respect to your retained notes unless the proposed amendments are adopted. If the proposed amendments are adopted and you do not participate in the exchange offers, you will be affected if and only if under applicable Treasury Regulations the adoption of the amendments results in a “significant modification” of the existing notes. In that event, the existing notes would be deemed to have been exchanged for new notes.

Adoption of the proposed amendments would result in a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the existing notes are altered in a manner that is “economically significant.” While Treasury Regulations provide that a modification that adds, deletes or alters customary accounting and financial covenants is not a significant modification, there is no authority addressing what type of covenants are customary financial or account covenants, and the proposed amendments, including the deletion of certain defaults and subsidiary cross defaults, may be viewed as extending beyond this exception for customary financial or accounting covenants. Due to the absence of authority, Milbank cannot opine as to whether the proposed amendments extend beyond the exception for customary financial or accounting covenants and accordingly, cannot express an opinion as to whether this will result in a taxable event to you. Alestra nevertheless intends to take the position for U.S. federal income tax purposes, and Milbank has assumed that Alestra will take the position, that the proposed amendments are not a modification that is economically significant and accordingly there is no deemed exchange for new notes. Due to the absence of authority and the factual nature of this determination, there can be no assurance that the IRS will not take a contrary position. Accordingly, the proposed amendments may result in a taxable event to you. If the proposed amendments were to result in a significant modification of the existing notes, so that these notes were deemed to have been exchanged for new notes, the consequences to you would be analogous to those described above under “Treatment of the Exchange  —Exchange of Existing Notes for New Notes.”

Taxation of United States Holders Under the U.S. Prepackaged Plan

If the conditions to completion of the offers are not met, but the U.S. prepackaged plan is confirmed and you participate in the offers, you will have the option to receive the same consideration in exchange for your existing notes as you could receive in the offers, except that the interest rate on the new notes will be 8% regardless of the percentage of holders of existing notes who had agreed to participate in the offers or vote in favor of the U.S. prepackaged plan and the interest on the new notes issued in the offers will accrue from June 2003 while the interest on the new notes issued pursuant to the U.S. prepackaged plan will accrue from the settlement date. Accordingly, the tax consequences to you should be analogous to those described above under “—Treatment of the Exchange—Exchange of Existing Notes for New Notes” if you elected to participate in the exchange and under “—Treatment of the Cash Tender Offer—Exchange of Existing Notes for Cash” if you elected to participate in the cash tender offer, provided that the terms of the exchange approved by the U.S. Bankruptcy Court are substantially identical to the terms of the offers.

If you do not participate in the offers and the U.S. prepackaged plan is confirmed, the consideration you receive will vary depending on whether you submitted a ballot in connection with the U.S. prepackaged plan and whether you elected the cash payment option or the new notes option. To the extent you receive new notes, the tax consequences to you should be analogous to those described under “—Treatment of the Exchange—Exchange of the Existing Notes for New Notes,” provided the terms of the exchange approved by the U.S. Bankruptcy Court are substantially identical to the terms of the offers. To the extent you receive cash, the tax consequences to you should be analogous to those described under “—Treatment of the Cash Tender Offer”, provided the terms of the exchange approved by the U.S. Bankruptcy Court are substantially identical to the terms of the offers.

If the terms of the exchange approved by the U.S. Bankruptcy Court are different from the terms of the offers, then your tax consequences could be different from those described above.

United States Taxation of Non-United States Holders

Interest on notes paid to you generally will not be subject to United States income or withholding tax if the interest is not effectively connected with your conduct of a trade or business in the United States. Gain realized on the disposition of existing or new notes will generally not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a United States trade or business or

•	you are an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met.

Backup Withholding and Information Reporting

The exchange of existing notes by a United States holder pursuant to the offers generally will be subject to information reporting requirements. To avoid the imposition of backup withholding, if you are a United States holder, you should complete an IRS Form W-9 which generally can be obtained at the website of the Internal Revenue Service at www.irs.gov. In addition, you should either:

•	provide your correct taxpayer identification number which, in the case of an individual United States Holder, is his or her social security number, and certain other information, or

•	establish a basis for an exemption from backup withholding. Certain holders such as corporations, individual retirement accounts and certain foreign individuals are exempt from these backup withholding and information reporting requirements.

If the Exchange Agent is not provided with the correct taxpayer identification number or an adequate basis for exemption, a United States holder may be subject to a backup withholding tax on the gross proceeds received in the offers.

Payments on the new notes, including OID, and proceeds of sale of the new notes, also are subject to information reporting requirements, and to backup withholding unless the United States holder is exempt from backup withholding or provides its taxpayer identification number as described above.

If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Recent Regulations Applicable to Reportable Transactions.

Recently issued Treasury regulations intended to address potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on a disclosure statement in prescribed form attached to its federal income tax return and retain information relating to the transaction. Organizers and sellers of reportable transactions and certain advisors are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. Whether or not it is in fact tax-motivated, a transaction may be a “reportable transaction” based upon any of several indicia, including:

•	the existence of confidentiality agreements,

•	certain indemnity arrangements,

•	potential for recognizing investment or other losses, or

•	significant book-tax differences,

one or more of which may be present with respect to or in connection with the Exchange. Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and penalties for noncompliance that would apply under current or proposed law, and should be aware that Alestra and other participants in the transaction intend to comply with the disclosure and maintenance requirements under such regulations as they determine apply to them with respect to this transaction.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFERS IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL STATE, LOCAL AND FOREIGN TAX LAWS.

MATERIAL MEXICAN FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material consequences of the exchange of the existing notes for the new notes and a cash payment and of the cash payment for the existing notes under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect. This summary of certain Mexican tax considerations deals only with holders of notes or of a beneficial interest therein that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a “Non-Mexican Holder”).

For purposes of Mexican taxation, an individual is a resident of Mexico if he has a permanent home in Mexico, unless he has been in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico for tax purposes if it has been incorporated under the laws of Mexico, or has established the principal management of its business or the base of its effective direction in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise.

United States/Mexico and other tax treaties

A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto (collectively, the “Tax Treaty”), between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of notes are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the notes may be subject. Holders of the notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Mexican tax consequences to Non-Mexican Holders of the exchange of existing notes for new notes

General

A Non-Mexican Holder will not be subject to any Mexican tax upon the exchange of the existing notes for the new notes, since no gain will be obtained by the Non-Mexican Holder.

Other taxes

A Non-Mexican Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect of the exchange of the existing notes, nor will such a Non-Mexican Holder be liable for Mexican stamp, registration or similar taxes.

Mexican tax consequences to Non-Mexican Holders of the new notes

Taxation of interest and principal

Under the Mexican Income Tax Law, payments of interest made by us in respect of the new notes (including payments of principal in excess of the issue price of such new notes, which, under Mexican Law, are deemed to be interest) to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the new notes are offered through banks or brokerage houses in a country with which Mexico has a tax treaty in force;

•	the new notes are registered in the Special Section of the Registro Nacional de Valores (National Registry of Securities), and

•	certain periodic information requirements by the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance) are complied with.

If these conditions are not met, the applicable withholding tax rate will be 10%.

NON-MEXICAN HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING WHETHER THEY RESIDE IN A COUNTRY THAT HAS ENTERED INTO SUCH A TREATY WITH MEXICO WHICH IS EFFECTIVE, AND IF SO, THE CONDITIONS AND REQUIREMENTS FOR OBTAINING BENEFITS UNDER SUCH TREATY.

However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer;

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 34% (33% in 2004 and 32% in 2005 and subsequent years).

Pursuant to Rule 3.25.15. (the “Reduced Rate Rule”) issued by the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance) on March 31, 2003 in force until March 31, 2004, payments of interest made by us to Non-Mexican Holders with respect to the new notes offered through banks or brokerage houses that reside in countries with which Mexico has a tax treaty in force, will be subject to withholding taxes imposed at the Reduced Rate if:

•	the new notes are registered with the Special Section of the National Registry of Securities and copies of approval of such registration are provided by us to the Ministry of Finance;

•	we timely file with the Ministry of Finance certain information relating to the issuance of the new notes;

•	we maintain records that evidence compliance with the conditions set forth above.

We will comply with the first two conditions set forth above and expect that the last condition will also be met and, accordingly, expect to withhold Mexican tax from interest payments on the new notes at the Reduced Rate during the effectiveness of such rule.

However, during the fiscal year 2003, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the new notes at the Reduced Rate. From 2003 and beyond, holders of the new notes should consult their own tax advisors as to the possible application of the Tax Treaty.

Payments of interest we make on the new notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, if any such fund is:

•	the effective beneficiary of the interest;

•	duly incorporated under the laws of its country of origin,

•	exempt in its country of origin from income tax on interest income; and

•	registered with the Ministry of Finance for that purpose.

Under existing Mexican law and regulations, a Non-Mexican Holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the new notes.

Taxation of Additional Amounts

We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as such term is defined in “Description of the Notes—Additional Amounts”) to the holders of the new notes in respect to the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the new notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the new notes.

Holders or beneficial owners of the new notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay Additional Amounts will be limited.

Taxation of accrued interest

Interest accrued that is not due and payable under the terms applicable to the existing notes before the exchange of the existing notes for the new notes will not be subject to a Mexican income tax withholding under the terms described above, but such interest will be subject to a Mexican income tax withholding when such interest becomes due and payable under the new notes after the exchange of the existing notes for the new notes.

Mexican tax consequences to Non-Mexican Holders who accept the cash payment tender offer

General

A Non-Mexican Holder will not be subject to any Mexican tax upon acceptance of the cash payment for the existing notes, since no gain will be obtained.

Other taxes

A Non-Mexican Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect of the acceptance of the tender offer, nor will such a Non-Mexican Holder be liable for Mexican stamp, registration or similar taxes.

DTC INFORMATION

The existing notes are issued in global form and held of record by the nominee of The Depository Trust Company, which were refer to as “DTC”. In turn, the existing notes are recorded on DTC’s books in the names of DTC participants that hold the existing notes for beneficial owners.

Only DTC participants that have security positions in the existing notes in their DTC accounts will be entitled to directly tender and participate in the offers. A beneficial owner which holds existing notes through a custodian must contact the custodian if the beneficial owner desires to tender the existing notes so held. A beneficial owner which holds existing notes through the Euroclear System or Clearstream Banking, société anonyme and wishes to tender its existing notes must instruct Euroclear or Clearstream, Luxembourg to block the account in respect of the tendered existing notes in accordance with the procedures established by Euroclear or Clearstream, Luxembourg.

The exchange agent and DTC have confirmed that the offers are eligible for DTC’s Automated Tender Offer Program, which we refer to as “ATOP”. Accordingly, DTC participants may electronically transmit their acceptance of the offers by causing DTC to transfer their existing notes to the exchange agent in accordance with DTC’s ATOP procedures for such transfer. DTC will then send an agent’s message, as defined herein, to the exchange agent. Holders desiring to tender their existing notes on the expiration date should allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on the relevant dates and should allow sufficient time for completion of the procedures of Euroclear and Clearstream, Luxembourg.

IMPORTANT INFORMATION FOR NON-U.S. HOLDERS

Mexico

We have filed an application for the registration of the new notes with the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities) maintained by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) of Mexico. This registration does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained in this prospectus. The new notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico.

United Kingdom

This document, any accompanying letter, and any other communications made in connection with the offers and the U.S. prepackaged plan are directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the Financial Promotion Order) (all such persons together being referred to as relevant persons). In the United Kingdom, this prospectus and any other communication made with the offers and the U.S. prepackaged plan must not be acted on or relied on by persons who do not meet the above criteria. In the United Kingdom, any investment or investment activity to which this prospectus relates is available only to persons who meet the above criteria and will be engaged in only with persons who meet the above criteria.

Neither this prospectus nor any accompanying letter has been delivered for registration to any Registrar of Companies in the United Kingdom and no prospectus, within the meaning of the Public Offers of Securities Regulations 1995 as amended (the Regulations), has been published or is intended to be published in respect of the offers and the U.S. prepackaged plan. We have not authorized any offer to the public in the United Kingdom within the meaning of the Regulations with respect to the offers and the U.S. prepackaged plan. The offers and the U.S. prepackaged plan are only made in the United Kingdom to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business.

By accepting the offers or by voting for or against the U.S. prepackaged plan, you will represent, warrant and confirm that you:

•	are persons of a kind described in Article 19 or Article 49 of the Financial Promotion Order;

•	are persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business; and

•	expressly invite us to provide information to you and to discuss with you the offers and the U.S. prepackaged plan.

The Bahamas

The Securities Commission of The Bahamas has exempted us from the requirement to register this prospectus with the Securities Commission pursuant to the provisions of section 54(7)(c) of the Securities Industry Act, 1999. This prospectus and the new notes have not been and will not be registered in The Bahamas and are not subject to any regulatory oversight in The Bahamas. Any trading of the new notes in The Bahamas will cause the prospectus to be subject to registration unless an exemption therefrom is granted by the Securities Commission.

Cayman Islands

No invitation whether directly or indirectly may be made to investors in the Cayman Islands to subscribe for the new notes if such invitation would result in us being deemed to be carrying on business in the Cayman Islands.

Costa Rica

The offers and the U.S. prepackaged plan are not subject to Costa Rican securities regulations, pursuant to the regulatory scope and definition of public security offering established in section two of the Securities Market Regulation Law of 1997, as amended, (the Ley Regulador del Mercado de Valores de 1997 y sus reformas), and section two of the Regulations on Public Securities Offerings of 1999 (Reglamento sobre Oferta Pública de Valores de 1999), and all related applicable legal and regulatory provisions (applicable Costa Rican securities laws). Moreover, the offers and the U.S. prepackaged plan are not statutory public offers as defined in section three of the Regulations on Public Securities Offerings of 1999. The offers and the U.S. prepackaged plan are only directed to holders of the existing notes, and are therefore not regulated under applicable Costa Rican securities laws or subject to the supervision of the Costa Rican Superintendent of Securities (Superintendencia General de Valores).

Italy

The offers for the new notes and the U.S. prepackaged plan solicitations have been approved by the Bank of Italy under the Italian regulations on the collection of savings. The offers and the U.S. prepackaged plan solicitations do not constitute a solicitation of investment or a public offer or solicitation under Italian law because they are addressed to no more than 200 Italian-resident investors and hence are not subject to the requirement of an Italian prospectus.

Panama

The new notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the Panamanian Securities Law) and may not be publicly offered or sold within Panama, except in connection with certain very limited transactions exempt from the registration requirements of the Panamanian Securities Law.

Switzerland

The offers and the U.S. prepackaged plan solicitations are made in Switzerland on the basis of a private placement, not as a public offering, and the new notes will not be listed on the SWX Swiss Exchange. The offers and the U.S. prepackaged plan solicitations do not, therefore, constitute a prospectus in the sense of Art. 1156 of the Swiss Federal Code of Obligations or Art. 32 et seq. of the Listing Rules of the SWX Exchange.

Uruguay

The offers and the U.S. prepackaged plan solicitations constitute a private placement and the new notes are not and will not be registered with the Central Bank of Uruguay. If you are a Uruguayan resident and would like to participate in either of the offers or the U.S. prepackaged plan, you must complete and sign a declaration that you understand this prospectus and do not require a Spanish translation. Such a declaration can be obtained from the exchange agent.

Si es usted un ciudadano uruguayo y le interesa participar en cualquiera de las alternativas de restructura, debe de llenar y firmar una declaración indicando que entiende este prospecto y que no requiere traducción al español. Dicha declaración puede ser obtenida por parte del agente encargado del intercambio.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Alestra is a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized under the laws of Mexico. Most of our directors and all of our officers reside in Mexico, and all or a substantial portion of the assets of these persons and of Alestra are located in Mexico. As a result, it may not be possible for you to effect service of process within the United States upon our directors or officers or to enforce against them or against Alestra in the United States courts judgments predicated upon the civil liability provisions of the United States federal securities laws or other laws of the United States. We have been advised by Sánchez-Mejorada, Velasco y Valencia, S.C., Alestra’s Mexican counsel, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on the United States federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

LEGAL MATTERS

The validity of the new notes will be passed upon by Sánchez-Mejorada, Velasco y Valencia, S.C., Alestra’s Mexican counsel and Milbank, Tweed, Hadley & McCloy LLP, Alestra’s U.S. counsel. With respect to matters of Mexican law, Milbank, Tweed, Hadley & McCloy LLP may rely on the opinion of Sánchez-Mejorada, Velasco y Valencia, S.C. and with respect to New York law, Sánchez-Mejorada, Velasco y Valencia, S.C. may rely on the opinion of Milbank, Tweed, Hadley & McCloy LLP. Certain legal matters relating to the offers and the U.S. prepackaged plan will be passed upon for the dealer manager by Simpson Thacher & Bartlett LLP and Mijares, Angoitia, Cortés y Fuentes, S.C.

PUBLIC OFFICIAL DOCUMENTS

The information presented herein and identified as having been extracted from government publications has been presented on the authority of such public official documents.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Alestra, S. de R.L. de C.V. and subsidiary, as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern and the liquidity situation as described in Note 2 to the financial statements) of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers is a member of the Mexican Institute of Public Accountants. The address of PricewaterhouseCoopers’ office issuing such reports is Av. Lazaro Cardenas Poniente 2,400, Condominio Losoles D-21, Colonia Santa Barbara, San Pedro Garza Garcia, Nuevo Leon.

With respect to the unaudited financial information of Alestra, S. de R.L. de C.V. and subsidiary for the six-month periods ended June 30, 2003 and 2002 included in this Registration Statement, PricewaterhouseCoopers reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern and the liquidity situation as described in Note 1 to the financial statements) dated July 30, 2003, appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Act.

EXHIBIT A

UNITED STATES BANKRUPTCY COURT

DISTRICT OF

In re:	}
Alestra, S. de R.L. de C.V.,		Chapter 11
Case No.
Debtor.

DEBTOR’S PLAN OF REORGANIZATION

                    , 2003

MILBANK, TWEED, HADLEY & McCLOY, LLP

Luc A. Despins, Esq.

Howard A. Becker, Esq.

1 Chase Manhattan Plaza

New York, New York 10005

(212) 530-5000

Attorneys for Alestra, S. de R.L. de C.V.

Debtor and Debtor in Possession

                             , 2003

NO CHAPTER 11 CASE HAS BEEN COMMENCED AT THIS TIME AND NO CHAPTER 11 CASE WILL BE COMMENCED IF ALL OF THE CONDITIONS TO THE OUT-OF-COURT RESTRUCTURING ALTERNATIVE, COMPRISED OF THE EXCHANGE OFFERS, THE CASH TENDER OFFERS AND THE CONSENT SOLICITATIONS, ARE SATISFIED OR WAIVED.    THE SOLICITATION MATERIALS ACCOMPANYING THIS PLAN OF REORGANIZATION HAVE NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING “ADEQUATE INFORMATION” WITHIN THE MEANING OF BANKRUPTCY CODE SECTION 1125(a). IN THE EVENT THE DEBTOR DOES FILE A CHAPTER 11 CASE, THE DEBTOR EXPECTS TO SEEK AN ORDER OF THE BANKRUPTCY COURT PROMPTLY FOLLOWING THE COMMENCEMENT OF THE CASE (1) APPROVING THE SOLICITATION OF VOTES AS HAVING BEEN IN COMPLIANCE WITH BANKRUPTCY CODE SECTION 1126(b); AND (2) CONFIRMING THE PLAN OF REORGANIZATION PURSUANT TO BANKRUPTCY CODE SECTION 1129.

INTRODUCTION

Alestra, S. de R.L. de C.V., a Mexican limited liability company of variable capital (the “Debtor”), hereby submits the following “Debtor’s Plan of Reorganization                     , 2003” (the “Plan”).

The only persons and entities entitled to vote on the Plan are the Holders of the Existing Notes (i.e., Holders of Allowed Class 3 Claims) and such Holders are encouraged to read the Plan and the accompanying solicitation materials in their entirety before voting to accept or reject the Plan. All other Holders of Claims and Interests are “unimpaired” under the Plan (i.e., their Claims and Interests will be unaltered by the Plan). No materials other than the accompanying solicitation materials and any exhibits and schedules attached thereto or referenced therein have been authorized by the Debtor for use in soliciting acceptances or rejections of the Plan.

ARTICLE I

DEFINITIONS, RULES OF INTERPRETATION,

AND COMPUTATION OF TIME

A.	DEFINITIONS.

As used in the Plan, the following terms shall have the following meanings:

1.1 “ADMINISTRATIVE CLAIM” means (a) an Unsecured Claim for costs and expenses of administration of the Reorganization Case incurred prior to the Effective Date and allowable under Bankruptcy Code section 503(b) or 507(b); and (b) a Professional Fee Claim.

1.2 “ALLOWED” means, when used in reference to a Claim or Interest within a particular Class, an Allowed Claim or Allowed Interest of the type described in such Class.

1.3 “ALLOWED CLAIM” means a Claim or any portion thereof (i) as to which no objection to allowance or request for estimation has been interposed on or before the date provided for herein or the expiration of such other applicable period of limitation as may be fixed by the Bankruptcy Code, Bankruptcy Rules, or the Bankruptcy Court, (ii) as to which any objection to its allowance has been settled, waived through payment, or withdrawn, or has been denied by a Final Order, (iii) that has been allowed by a Final Order, (iv) as to which the liability of the Debtor, and the amount thereof, are determined by Final Order of a court of competent jurisdiction other than the Bankruptcy Court, (v) that is expressly allowed in the Plan; or (vi) as set forth on the Debtor’s books and records.

1.4 “ALLOWED INTERESTS” means, collectively, the Interests of the Existing Equity Holders, which are deemed Allowed for all purposes under the Plan.

1.5 “ALLOWED              CLAIM” or “ALLOWED              INTEREST” means an Allowed Claim or Allowed Interest: (a) in the specified Class (as described in the Plan); or (b) of the type of unclassified Claim that is specified.

1.6 “ANNEX” means an Annex to the Plan.

1.7 “ANNEX FILING DATE” means a Business Day selected by the Debtor for Filing all Annexes to the Plan, which day shall be not less than seven (7) days prior to the Confirmation Hearing.

1.8 “AT&T PAYMENT” means the Cash payment of $8.5 million to be made by AT&T Corp. or one of its affiliates, on or before the Effective Date, related to the deferral of management fees by the Existing Equity Holders.

1.9 “BALLOT” means the form of Ballots distributed with the Disclosure Statement to Holders of Class 3 Claims in connection with the solicitation of votes on the Plan, for the purposes of (i) indicating an acceptance or rejection of the Plan, and (ii) making the Existing Notes Election.

1.10 “BALLOT RECORD DATE” means             , 2003.

1.11 “BANKRUPTCY CODE” means the Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as now in effect or hereafter amended (to the extent any such amendments apply to this Reorganization Case).

1.12 “BANKRUPTCY COURT” means the United States Bankruptcy Court for the              District of             , or any other court with jurisdiction over this Reorganization Case.

1.13 “BANKRUPTCY RULES” means, collectively, the (a) Federal Rules of Bankruptcy Procedure and (b) Local Rules of the Bankruptcy Court, all as now in effect or hereafter amended (to the extent any such amendments apply to this Reorganization Case).

1.14 “BENEFIT PLANS” means all benefit plans, policies, and programs, if any, sponsored by the Debtor, including, without limitation, all savings plans, health plans, disability plans, life insurance plans, deferred compensation plans, retirement plans, severance plans, and executive incentive plans.

1.15 “BUSINESS DAY” means any day, excluding Saturdays, Sundays or “legal holidays” as defined in Bankruptcy Rule 9006(a).

1.16 “CAPITAL CONTRIBUTION AGREEMENT” means the agreement to be executed by the Existing Equity Holders on or before the Confirmation Date, pursuant to which the Existing Equity Holders agree to make the Equity Contribution upon the terms and conditions set forth therein.

1.17 “CASH” means legal tender of the United States, unless the agreement or course of business or conduct between the Debtor and a particular creditor otherwise requires payment in a different currency.

1.18 “CASH PAYMENT OPTION” means the option selected by holders of the Existing Notes in connection with the Existing Notes Election evidencing their desire to receive $550 in Cash for each $1,000 principal amount of their Existing Notes, in full settlement and satisfaction of their Claims, subject to the possibility of Proration as described in the Plan.

1.19 “CLAIM” means a claim against the Debtor, whether or not asserted, as defined in section 101(5) of the Bankruptcy Code.

1.20 “CLASS” means one of the classes of Claims or Interests listed in Article II.

1.21 “COMMITTEE” means the official committee or committees, if any, appointed in the Reorganization Case pursuant to Bankruptcy Code section 1102 as such committee or committees may be reconstituted from time to time.

1.22 “CONFIRMATION” means the Bankruptcy Court’s confirmation of the Plan pursuant to Bankruptcy Code section 1129.

1.23 “CONFIRMATION DATE” means the day on which the Confirmation Order is entered by the clerk of the Bankruptcy Court on the docket for the Reorganization Case.

1.24 “CONFIRMATION HEARING” means the hearing held pursuant to Bankruptcy Rule 3020(b)(2) and section 1128 of the Bankruptcy Code, including any adjournments thereof, at which the Bankruptcy Court will consider Confirmation of the Plan.

1.25 “CONFIRMATION ORDER” means the Order of the Bankruptcy Court confirming the Plan.

1.26 “CORPORATE DOCUMENTS” means, as applicable, the Joint Venture Agreement, the Deed of Incorporation and By-Laws and any other applicable organizational and governing documents of the Debtor, in all cases as previously amended and in effect as of the Petition Date.

1.27 “CURE” means the distribution of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law.

1.28 “DEBTOR” means Alestra, S. de R.L. de C.V., a Mexican limited liability company of variable capital, including in its capacity as Debtor In Possession.

1.29 “DEBTOR IN POSSESSION” means the Debtor when acting in the capacity of representative of its Estate in the Reorganization Case in accordance with sections 1107 and 1108 of the Bankruptcy Code.

1.30 “DISALLOWED CLAIM” means any Claim against the Debtor that has been disallowed, in whole or in part, by a Final Order, or which has been withdrawn, in whole or in part, by the Holder thereof.

1.31 “DISBURSING AGENT” means the Reorganized Debtor and/or one or more parties designated by the Debtor or Reorganized Debtor, in its sole discretion or as ordered by the Bankruptcy Court, to serve as a disbursing agent under the Plan.

1.32 “DISCLOSURE STATEMENT” means the written Amendment No. 2 to Form F-4 registration statement under the Securities Act of 1933, file no. 333-106329), as filed with the Securities and Exchange Commission on August 15, 2003, used in connection with the solicitation of the Out-of-Court Restructuring Alternative and of acceptances to the Plan from Holders of the Existing Notes, and which the Debtor intends to submit to the Bankruptcy Court for approval following the commencement of the Reorganization Case as containing adequate information within the meaning of Sections 1125(a) and 1125(b) of the Bankruptcy Code and Bankruptcy Rule 3018.

1.33 “DISPUTED CLAIM” means a Claim, or portion thereof, that is not an Allowed Claim or a Disallowed Claim.

1.34 “DISTRIBUTION DATE” means, with respect to distributions under the Plan to Holders of Allowed Claims which have not already received their distributions pursuant to an Order of the Bankruptcy Court or otherwise, the date, occurring as soon as practicable after the later of:

(a)	the Effective Date;

(b)	the date when a Claim becomes an Allowed Claim; and

(c)	the date when the Disbursing Agent can make a distribution to a Holder of Allowed Claims as provided in Article VII hereof.

1.35 “DISTRIBUTION RECORD DATE” means the record date established for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the Ballot Record Date.

1.36 “EFFECTIVE DATE” means the first Business Day on which all conditions to the consummation of the Plan as set forth in Article VIII.B hereof have been satisfied or, if capable of being waived, duly and expressly waived as provided in Article VIII.C hereof.

1.37 “EQUITY CONTRIBUTION” shall mean the Cash infusion of $100 million to be made by the Existing Equity Holders pursuant to the Capital Contribution Agreement on or prior to the Effective Date of the Plan in accordance with the percentage of their respective Equity Interests in the Debtor.

1.38 “ESTATE” means the estate of the Debtor in the Reorganization Case as created under Bankruptcy Code section 541.

1.39 “EXISTING EQUITY HOLDERS” means, together, AT&T Telecom Mexico, Inc. and Onexa, S.A. de C.V., which own, respectively, 49% and 51% of the Existing Equity Share.

1.40 “EXISTING EQUITY SHARE” means the common (Series “A”, “B” or “N”), nominative non-par value partes sociales (social parts) of the Debtor, representing 100% of the ownership Interests in the Debtor.

1.41 “EXISTING NOTES” means, collectively, the 12 1/8% Senior Notes due 2006, in the aggregate principal amount of $270,000,000, and the 12 5/8% Senior Notes due 2009, in the aggregate principal amount of $300,000,000, issued by the Debtor pursuant to the Existing Notes Indenture 2006 and the Existing Notes Indenture 2009, respectively.

1.42 “EXISTING NOTES CLAIMS” means all Claims arising out of or related to the Existing Notes and the Existing Notes Indentures, and any Instruments, documents or agreements executed in connection therewith, including accrued but unpaid interest as of the Petition Date.

1.43 “EXISTING NOTES ELECTION” means the election to be made by the Holders of the Existing Notes on or before the Existing Notes Election Deadline on their Ballots in connection with their vote on the Plan evidencing their election of either the Cash Payment Option, the New Notes Option, or a combination of both; provided, however, that any Holder of Existing Notes who fails to evidence its election in the manner and within the time period established in the Plan shall be deemed to have elected the Cash Payment Option.

1.44 “EXISTING NOTES ELECTION DEADLINE” means October 2, 2003, representing the deadline by which holders of Existing Notes must make the Existing Notes Election, or such later date as the Debtor, in its sole discretion, or the Bankruptcy Court, may fix.

1.45 “EXISTING NOTES INDENTURE 2006” means the Indenture (as amended, modified or supplemented from time to time), dated as of May 17, 1999, between the Debtor, as issuer, and U.S. Bank National Association, as trustee, related to the 12 1/8% Senior Notes due 2006 in the aggregate principal amount of $270,000,000.

1.46 “EXISTING NOTES INDENTURE 2009” means the Indenture (as amended, modified or supplemented from time to time), dated as of May 17, 1999, between the Debtor, as issuer, and U.S. Bank National Association, as trustee, related to the 12 5/8% Senior Notes due 2009 in the aggregate principal amount of $300,000,000.

1.47 “EXISTING NOTES INDENTURE TRUSTEE” means U.S. Bank National Association or any successor trustee under the Existing Notes Indentures.

1.48 “EXISTING NOTES INDENTURES” means, collectively, the Existing Notes Indenture 2006 and the Existing Notes Indenture 2009.

1.49 “FILE” or “FILED” means file or filed with the Clerk of the Bankruptcy Court or any other court of competent jurisdiction over a particular matter, as applicable.

1.50 “FINAL ORDER” means an order or judgment, the operation or effect of which has not been stayed, reversed, or amended and as to which order or judgment (or any revision, modification, or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

1.51 “GENERAL UNSECURED CLAIM” means any Claim against the Debtor that is not (a) included in Classes 1, 2 or 3; (b) an Administrative Claim; or (c) a Priority Tax Claim.

1.52 “GLOBAL CERTIFICATE” means the Global Certificate as defined in the New Notes Indenture.

1.53 “HOLDER” means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, estate, trust, trustee, unincorporated organization, government, governmental entity, agency or political subdivision thereof.

1.54 “IMPAIRED” means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of Bankruptcy Code section 1124.

1.55 “INSTRUMENT” means any share of stock, security, promissory note, bond, or any other “Instrument,” as that term is defined in section 9-102(47) of the Uniform Commercial Code in effect in the State of New York on the Petition Date.

1.56 “INTEREST” means the interest of any Holder of an “equity security,” as defined in Bankruptcy Code section 101(16), of the Debtor represented by any issued and outstanding Existing Equity Share or other instrument, if any, evidencing a present ownership interest in the Debtor whether or not transferable.

1.57 “JOINT VENTURE AGREEMENT” means the Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996 by and among Alfa, S.A. de C.V., AT&T Corp., each of the Existing Equity Holders, Bancomer, S.A. Institucion de Banca Multiple Grupo Finaciero, Valores Industriales, S.A. and the Debtor.

1.58 “LIEN” shall have the meaning set forth in section 101(37) of the Bankruptcy Code.

1.59 “NEW INDENTURE TRUSTEE” means The Bank of New York, as trustee under the New Notes Indenture, or another indenture trustee selected by the Debtor.

1.60 “NEW NOTES” means, collectively, the 8% Senior Notes due June 30, 2010, in the aggregate principal amount of up to $392,200,000, to be issued pursuant to the New Notes Indenture to the Holders of Allowed Class 3 Claims, as described more fully in the section entitled “Description of the New Notes” in the Disclosure Statement.

1.61 “NEW NOTES INDENTURE” means the Trust Indenture governing the New Notes to be entered into between the Debtor and the New Indenture Trustee, as of the Effective Date.

1.62 “NEW NOTES OPTION” means the option selected by Holders of the Existing Notes in connection with the Existing Notes Election evidencing their desire to receive $1,060 in principal amount of New Notes for each $1,000 principal amount of the Existing Notes in full settlement and satisfaction of their Existing Notes Claims, subject to the possibility of Proration as described in the Plan.

1.63 “ORDER” means an order or judgment of the Bankruptcy Court or any other court of competent jurisdiction as entered on such court’s docket.

1.64 “OTHER PRIORITY CLAIM” means a Claim entitled to priority under section 507(a) of the Bankruptcy Code other than a Priority Tax Claim or an Administrative Claim.

1.65 “OUT-OF-COURT RESTRUCTURING ALTERNATIVE” means the exchange offers, the Cash tender offers and the consent solicitations pursued by the Debtor through the distribution of the Disclosure Statement to the Holders of the Existing Notes in an effort to effectuate a restructuring of the Debtor’s financial affairs without the need for a Chapter 11 filing or this prepackaged plan alternative.

1.66 “PETITION DATE” means the date on which the Debtor files its voluntary petition commencing the Reorganization Case.

1.67 “PLAN” means this plan of reorganization, as it may be amended, modified, or supplemented from time to time, and all exhibits annexed hereto or referenced herein, including any Annex.

1.68 “PLAN DOCUMENTS” means the documents contemplated by or executed in connection with the Plan.

1.69 “PRIORITY TAX CLAIM” means a Claim that is entitled to priority under section 507(a)(8) of the Bankruptcy Code.

1.70 “PROFESSIONAL FEE CLAIMS” means the Claims of Professional Persons for compensation or reimbursement of costs and expenses relating to services performed after the Petition Date and to and including the Confirmation Date.

1.71 “PROFESSIONAL PERSON” means a professional person, as that term is used in sections 327, 328, 330, 331, 503(b)(2) and/or 1103 of the Bankruptcy Code, who is employed by the Debtor or the Committee directly in connection with the Reorganization Case.

1.72 “PRO RATA” means proportionately so that the ratio of

(a)	the amount of consideration distributed on account of a particular Allowed Claim to

(b)	the amount of such Allowed Claim is the same as the ratio of:

(x)	the amount of consideration distributed on account of all Allowed Claims of that Class to

(y)	the amount of all Allowed Claims of that Class.

1.73 “PRORATION” means the proration of either the Cash Payment Option or the New Notes Option that will occur unless exactly $200 million aggregate principal amount of the Existing Notes elect or are deemed to elect the Cash Payment Option.

If more than $200 million aggregate principal amount of the Existing Notes elect or are deemed to elect the Cash Payment Option, then each Holder of Existing Notes who elects or is deemed to have elected the Cash Payment Option will receive an amount of New Notes and Cash based on the following formula:

•	C = (55%) (A/B) (US$200,000,000), where:

C =	the Cash payment received by the Holder of Existing Notes;

A =	the outstanding principal amount of the Existing Notes held by the Holder for which the Holder has elected the Cash Payment Option; and

B =	the aggregate outstanding principal amount of all Existing Notes for which all Holders of Existing Notes have elected or were deemed to have elected, to receive the Cash Payment Option.

•	N = (106%) (A - C/55%), where:

N =	the face amount of New Notes received by the Holder of Existing Notes;

A =	the outstanding principal amount of the Existing Notes held by the Holder for which the Holder has elected the Cash Payment Option; and

C =	the Cash payment received by the Holder of Existing Notes.

If less than $200 million aggregate principal amount of the Existing Notes elect or are deemed to elect the Cash Payment Option, then each Holder of Existing Notes who elects to receive the New Notes Option will receive an amount of New Notes and Cash based on the following formula:

•	N = (106%) (E/F) (US$370,000,000), where:

N =	the face amount of New Notes received by the Holder of Existing Notes;

E =	the outstanding principal amount of the Existing Notes held by the Holder for which the Holder has elected the New Notes Option; and

F =	the aggregate outstanding principal amount of all Existing Notes for which all Holders of Existing Notes have elected the New Notes Option

•	C = (55%) (E-N/106%):

C =	the Cash payment received by the Holder of Existing Notes;

E =	the outstanding principal amount of the Existing Notes held by the Holder for which the Holder has elected the New Notes Option;

N =	the face amount of New Notes received by the Holder of Existing Notes.

All amounts above are calculated without reference to any rounding of fractional notes.

1.74 “REINSTATED” or “REINSTATEMENT” means, notwithstanding any contractual provision or applicable law that entitles the Holder of a Claim to demand or receive accelerated payment of such Claim after the occurrence of a default, (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code, (ii) reinstating the maturity of such Claim as such maturity existed before such default, (iii) compensating the Holder of such Claim for any damages incurred as a result of any reasonable reliance by such Holder on such contractual provision or such applicable law, and (iv) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the Holder of such Claim; provided however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim or Interest is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence, prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated with respect to transactions contemplated by this Plan in order to accomplish Reinstatement.

1.75 “REORGANIZATION CASE” means the bankruptcy case of the Debtor commenced under Chapter 11 of the Bankruptcy Code, captioned “In re Alestra, S. de R.L. de C.V. (Case No.                                                ).”

1.76 “REORGANIZED DEBTOR” means the Debtor as revested with the property of the Estate on and after the Effective Date.

1.77 “SECURED CLAIM” means a Claim that is secured by a Lien upon property, or the proceeds of the sale of such property, in which the Debtor has an interest, to the extent of the value, as of the Effective Date or such later date as is established by the Bankruptcy Court, of such Lien as determined by a Final Order of the Bankruptcy Court pursuant to section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by the Debtor or Reorganized Debtor and the Holder of such Claim.

1.78 “TOTAL CASH PAYMENT” means $110 million, which is the aggregate Cash that will be distributed to the Holders of Allowed Class 3 Claims pursuant to Article III of the Plan.

1.79 “UNIMPAIRED CLAIM” means a Claim that is not an Impaired Claim.

1.80 “UNSECURED CLAIM” means any Claim against the Debtor that is not an Other Priority Claim, Priority Tax Claim or Secured Claim.

1.81 “U.S. TRUSTEE” means the Office of the United States Trustee.

B. INTERPRETATION, RULES OF CONSTRUCTION, COMPUTATION OF TIME, AND GOVERNING LAW.

1. DEFINED	TERMS.

Any term used in the Plan that is not defined in the Plan, either in Article I.A or elsewhere, but that is used in the Bankruptcy Code or the Bankruptcy Rules has the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

2. RULES	OF INTERPRETATION.

For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, Instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, but if there exists any inconsistency between a summary of, or reference to, any document in the Plan or Confirmation Order and the document itself, the terms of the document as of the Effective Date shall control; (c) any reference in the Plan to an existing document or Annex Filed or to be Filed means such document or Annex, as it may have been or may subsequently be amended, modified or supplemented; (d) unless otherwise specified in a particular reference, all references in the Plan to “section,” “article” and “Annex” are references to a section, article and Annex of or to the Plan; (e) the words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan in its entirety rather than to only a particular portion of the Plan; (f) captions and headings to articles and sections are inserted for convenience or reference only and are not intended to be a part of or to affect the interpretation of the Plan; and (g) the rules of construction set forth in Bankruptcy Code section 102 shall apply.

3. TIME	PERIODS.

In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

4. GOVERNING	LAW.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of (i) the State of New York shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with this Plan, except as otherwise provided for in such agreements, documents and instruments and (ii) the laws of the Republic of Mexico shall govern corporate governance matters with respect to the Debtor, in either case without giving effect to the principles of conflicts of law thereof which would require the application of the law of another jurisdiction.

ARTICLE II

DESIGNATION OF CLAIMS AND INTERESTS

The following is a designation of the Classes of Claims and Interests under the Plan. In accordance with Bankruptcy Code section 1123(a)(1), Administrative Claims and Priority Tax Claims have not been classified and are excluded from the following Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is within the description of that Class and is classified in another Class to the extent that any remainder of the Claim or Interest qualifies within the description of such other Class or Classes. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Allowed Interest and has not been paid, released or otherwise satisfied before the Effective Date.

A.	CLASS 1 (OTHER PRIORITY CLAIMS)(deemed to have accepted the Plan and, therefore, not entitled to vote).

Class 1 consists of all Other Priority Claims.

B.	CLASS 2 (SECURED CLAIMS) (deemed to have accepted the Plan and, therefore, not entitled to vote).

Class 2 consists of all Secured Claims.

C.	CLASS 3 (EXISTING NOTES CLAIMS) (impaired and entitled to vote).

Class 3 consists of the Existing Notes Claims. The Existing Note Claims shall be deemed Allowed Class 3 Claims in the principal aggregate amount of $570,000,000, plus accrued and unpaid interest through the Petition Date at the non-default rate provided for in the applicable Existing Notes Indenture.

D.	CLASS 4 (GENERAL UNSECURED CLAIMS) (deemed to have accepted the Plan and, therefore, not entitled to vote).

Class 4 consists of all General Unsecured Claims, including trade, vendor and employee Claims that the Debtor intends to pay in the ordinary course of business as such Claims become due and payable.

E.	CLASS 5 (EQUITY INTERESTS) (deemed to have accepted the Plan and, therefore, not entitled to vote).

Class 5 consists of the Interests of the Existing Equity Holders.

ARTICLE III

TREATMENT OF CLAIMS AND INTERESTS

A.    UNCLASSIFIED CLAIMS.

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified and are not entitled to vote on the Plan.

1.    ADMINISTRATIVE CLAIMS.

A.    GENERALLY.

Each Holder of an Allowed Administrative Claim shall, in full satisfaction, release, and discharge of such Allowed Administrative Claim: (i) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (ii) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtor and such Holder, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (iii) on such other terms and conditions as are acceptable to the Debtor and the Holder of such Claim; provided, however, that Allowed Administrative Claims incurred by the Debtor or the

Reorganized Debtor after the Confirmation Date, including, without limitation, the Professional Fee Claims, shall not be subject to application and may be paid by the Debtor or the Reorganized Debtor, as the case may be, in the ordinary course of business and without Bankruptcy Court approval.

B.    NO BAR DATE FOR ADMINISTRATIVE CLAIMS.

(1)	GENERAL PROVISIONS.

Except for Professional Persons asserting a Professional Fee Claim or any person making a claim for “substantial contribution” in the Reorganization Case, there shall be no “bar date” for the assertion of Administrative Claims against the Estate and any such claim may be pursued against the Debtor or the Reorganized Debtor to the same extent and in the same manner as if the Reorganization Case had not been commenced, subject to the terms of this Plan.

(2)	PROFESSIONAL FEE CLAIMS AND REQUESTS FOR “SUBSTANTIAL CONTRIBUTION”.

All Professional Persons asserting Professional Fee Claims and any entity requesting a claim for making a “substantial contribution” in the Reorganization Case shall File and serve on counsel for the Reorganized Debtor, the Committee, the U.S. Trustee and any other party specifically requesting a copy in writing an application for a Professional Fee Claim no later than thirty (30) days after the Effective Date. Any interested party desiring to object to any Professional Fee Claim must File and serve its objection on the Reorganized Debtor, the Committee, the U.S. Trustee, and the Professional Person to whose application the objections are addressed no later than forty-five (45) days after the Effective Date.

2.	PRIORITY TAX CLAIMS.

Each Holder of an Allowed Priority Tax Claim shall, in full satisfaction, release, and discharge of such Allowed Priority Tax Claim: (a) to the extent such Claim has not previously been paid and is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtor and such Holder, or as may be due and owing under applicable non-bankruptcy law, or in the ordinary course of business; or (c) on such other terms and conditions as are acceptable to the Debtor and the Holder of such Claim.

B.	CLASS 1 (OTHER PRIORITY CLAIMS).

1.	NON-IMPAIRMENT.

Class 1 is not Impaired under the Plan and, consequently, the Holders of Allowed Class 1 Claims are not entitled to vote on the Plan.

2.	TREATMENT.

The Debtor intends to seek an order of the Bankruptcy Court approving the payment of Other Priority Claims as they become due and payable in the ordinary course of business, whether before or after the Effective Date. To the extent such an order is not entered or such Other Priority Claims are not paid prior to the Effective Date, the legal, equitable and contractual rights of the Holders of Allowed Class 1 Claims are unaltered by the Plan. Without limiting the generality of the foregoing, each Holder of an Allowed Class 1 Claim, shall, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Class 1 Claim in the sole discretion of the Debtor: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date, (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtor and such Holder, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business, or (c) on such other terms and conditions as are acceptable to the Debtor and the Holder of such Claim.

C.	CLASS 2 (SECURED CLAIMS).

1.	NON-IMPAIRMENT.

Class 2 is not Impaired under the Plan and, consequently, the Holders of Allowed Class 2 Claims are not entitled to vote on the Plan.

2.	TREATMENT.

Each Holder of an Allowed Class 2 Claim shall in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 2 Secured Claim, in the sole discretion of the Debtor, (i) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such Allowed Class 2 Secured Claim entitles the Holder of such Claim, (ii) have its Allowed Class 2 Secured Claim Reinstated, or (iii) receive such other less favorable treatment as the Debtor and such Holder shall have agreed upon in writing. The Debtor reserves the right to pay any Class 2 Secured Claims, in full on the date that such Claims become due in the ordinary course of the Debtor’s business.

To the extent, if any, that the value of the Collateral securing a Class 2 Secured Claim is less than the total amount of such Claim, the difference shall be treated as a Class 4 General Unsecured Claim.

D.	CLASS 3 (EXISTING NOTES CLAIMS).

1.	IMPAIRMENT.

Class 3 is Impaired under the Plan and, consequently, the Holders of Allowed Class 3 Claims are entitled to vote on the Plan.

2.	ALLOWANCE.

The Class 3 Existing Notes Claims are deemed Allowed pursuant to Article II.C of the Plan.

3.	TREATMENT.

Each Holder of a Class 3 Claim will receive, at such Holder’s election, New Notes, in connection with the New Notes Option, Cash, in connection with the Cash Payment Option, or a combination of New Notes and Cash if both options are elected, in all cases subject to the possibility of Proration based on the total dollar amount of Existing Notes for which either the New Notes Option or the Cash Payment Option is elected. Thus, subject to possible Proration, for each $1,000 principal amount of the Debtor’s outstanding Existing Notes, Holders who elect the New Notes Option will receive $1,060 principal amount of the New Notes and Holders who elect the Cash Payment Option will receive $550 in Cash. Any Holder of a Class 3 Claim who does not vote on the Plan or who votes on the Plan but fails to elect either the New Notes Option or the Cash Payment Option will be deemed to have elected the Cash Payment Option. The total aggregate amount of Cash the Debtor will pay pursuant to the Cash Payment Option is $110 million and the maximum principal amount of New Notes that the Debtor will issue under the New Notes Option is $392.2 million, subject to rounding. Unless exactly $200 million aggregate principal amount of the Existing Notes elect or are deemed to elect the Cash Payment Option, either the New Notes Option or the Cash Payment Option is subject to Proration. If less than $200 million aggregate principal amount of the Existing Notes elect or are deemed to elect the Cash Payment Option, then the New Notes Option will be subject to Proration and those Holders of the Debtor’s Existing Notes who elected to receive the New Notes Option will receive a portion of their consideration in cash. If more than $200 million aggregate principal amount of the Existing Notes elect or are deemed to elect the Cash Payment Option, then the Cash Payment Option will be subject to

Proration and those holders of the Debtor’s Existing Notes who elect or are deemed to elect to receive the Cash Payment Option will receive a portion of their consideration in New Notes.

E.	CLASS 4 (GENERAL UNSECURED CLAIMS).

1.	NON-IMPAIRMENT.

Class 4 is not Impaired under the Plan and, consequently, the Holders of Class 4 Claims are not entitled to vote on the Plan.

2.	TREATMENT.

If for any reasons such Allowed General Unsecured Claims are not paid prior to the Effective Date, the legal, equitable and contractual rights of the Holders of Allowed Class 4 Claims are unaltered by the Plan. Without limiting the generality of the foregoing, each Holder of an Allowed Class 4 Claim, shall, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 4 General Unsecured Claim, in the sole discretion of the Debtor, (i) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such Allowed Class 4 General Unsecured Claim entitles the Holder of such Claim, (ii) have its Allowed Class 4 General Unsecured Claim Reinstated, or (iii) receive such other less favorable treatment as to which the Debtor and such Holder shall have agreed upon in writing. The Debtor reserves the right to pay any Allowed Class 4 General Unsecured Claim on the date that such Claim becomes due in the ordinary course of the Debtor’s business.

F.	CLASS 5 (EQUITY INTERESTS).

1.	NON-IMPAIRMENT.

Class 5 is not Impaired under the Plan and, consequently, the Holders of Allowed Class 5 Interests are not entitled to vote on the Plan.

2.	TREATMENT.

The Interests of the Holders of Class 5 Interests are unaltered by the Plan and each Holder of a Class 5 Interest will retain its Interest in the Debtor to the same extent as if the Reorganization Case had not been commenced.

G.	CALCULATION OF DISTRIBUTION AMOUNTS OF CASH AND NEW NOTES; NO FRACTIONAL NOTES OR DOLLARS; NO DE MINIMIS PAYMENTS

New Notes will only be issued in denominations of $1,000 and multiples of $1,000. Any Holder of an Allowed Class 3 Claim in an amount that would otherwise result in such Holder receiving a fractional interest in the New Notes will have its distribution of New Notes rounded up to the nearest $1,000 if the fractional interest in the New Notes would have been greater than or equal to $500 and rounded down to the nearest $1,000 if the fractional interest in the New Notes would have been less than $500. No payments will be made in fractions of dollars. Whenever any payment of a fractional dollar would otherwise be called for, the actual payment will be rounded up or down to the nearest whole dollar. No payments of less than twenty-five dollars ($25.00) will be made to any Holder of Existing Notes Claims unless a request is made in writing to the Debtor.

H.	SPECIAL PROVISION REGARDING UNIMPAIRED CLAIMS

Except as otherwise provided in the Plan, the Confirmation Order, any other order of the Bankruptcy Court, or any document or agreement entered into and enforceable pursuant to the terms of this Plan, nothing shall affect the Debtor’s or Reorganized Debtor’s rights and defenses, both legal and equitable, with respect to any

Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

I.	NO ACCRUAL OF POSTPETITION INTEREST

In accordance with section 502(b)(2) of the Bankruptcy Code, the amount of all Claims against the Debtor shall be calculated as of the Petition Date. Except as otherwise provided in the Plan or in an order of the Bankruptcy Court, no Holder of an Allowed Claim shall be entitled to the accrual of postpetition interest or the payment by the Debtor or the Reorganized Debtor to the accrual of postpetition interest on account of such claim for any purpose; provided, however, that Holders of Unimpaired Claims shall be entitled to postpetition interest to the extent required under any applicable agreement or by applicable non-bankruptcy law.

ARTICLE IV

ACCEPTANCE OR REJECTION OF THE PLAN

A.	Classes Entitled To Vote

The only Impaired Class of Claims or Interests under the Plan is Class 3 (Existing Notes Claims), which is the only Class entitled to vote to accept or reject the Plan. By operation of law, each other Class of Claims and Interests is Unimpaired; therefore, each such Class is deemed to have accepted the Plan and, therefore, is not entitled to vote to accept or reject the Plan.

B.	Acceptance By Impaired Classes

An Impaired Class of Claims shall have accepted the Plan if (i) the Holders (other than any Holder designated under section 1126(e) or 1129(a)(10) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the Holders (other than any Holder designated under section 1126(e) or 1129(a)(10) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan.

ARTICLE V

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	ASSUMPTION.

Except as otherwise provided in the Plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, each executory contract or unexpired lease of the Debtor that has not expired by its own terms before the Effective Date that is either: (1) listed on the “Schedule of Executory Contracts and Unexpired Leases to be Assumed” (to the extent Filed on or before the day of the Confirmation Hearing), (2) is not rejected prior to the Effective Date, (3) is the subject of a motion to reject Filed on or before the Confirmation Date upon which the Bankruptcy Court has not entered an Order, or (4) has been otherwise modified or superseded by agreement of the parties thereto, shall be deemed to have been assumed by the Debtor as of the Effective Date, pursuant to Bankruptcy Code section 365. Nothing in the Plan, any Annex to the Plan, or any document executed or delivered in connection with the Plan or any such Annex creates any obligation or liability on the part of the Debtor, the Reorganized Debtor or any other person or entity that is not currently liable for such obligation, with respect to any executory contract or unexpired lease except as otherwise provided in the Plan. The Confirmation Order shall constitute an Order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving the contract and lease assumptions and rejections described above, as of the Effective Date.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (i) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements, or franchises, and any other interests in real estate or rights in rem related to such premises, but excluding any agreement rejected pursuant to an Order of the Bankruptcy Court.

B.	CURE PAYMENTS.

Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by Cure. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of the Reorganized Debtor to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, then Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

Unless the non-debtor party to any executory contract or unexpired lease to be assumed has Filed and served on the Debtor and its counsel an objection to the “cure amount” specified on the Schedule of Executory Contracts and Unexpired Leases to be Assumed, to the extent such schedule has been filed and such cure amount has been listed, on or before the last date established by the Bankruptcy Court to File and serve objections to Confirmation of the Plan, such “cure amount” shall be forever binding on such non-debtor party to said executory contract or unexpired lease. In the event no schedule of cure amounts is Filed by the Debtor with respect to any or all of its executory contracts or unexpired leases, the amount of any non-debtor party’s cure claim, if any, shall be unaltered by the Plan.

C.	REJECTION.

Effective immediately prior to the Effective Date, each executory contract or unexpired lease of the Debtor listed on the “Schedule of Executory Contracts and Unexpired Leases to be Rejected” (to the extent Filed on or before the Annex Filing Date) is rejected, to the extent, if any, each constitutes an executory contract or unexpired lease, and without conceding that each constitutes an executory contract or unexpired lease or that the Debtor has any liability under each. Listing a contract or lease on the Schedule of Executory Contracts and Unexpired Leases to be Rejected is not deemed an admission by the Debtor or the Reorganized Debtor that such contract is an executory contract or unexpired lease or that the Debtor or the Reorganized Debtor has any liability thereunder. The Debtor reserves the right at any time before Confirmation to amend the Schedule of Executory Contracts and Unexpired Leases to be Rejected, including to (a) delete any executory contract or unexpired lease listed on such Schedule and provide for its assumption or (b) add any executory contract or unexpired lease to such Schedule, thus providing for its rejection. The Debtor shall provide notice of any amendment of such Schedule to the party to the affected executory contract or unexpired lease and the U.S. Trustee.

The Confirmation Order shall constitute an Order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving all such rejections as described above, as of the Effective Date. If the rejection by the Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim that is not theretofore evidenced by a timely filed proof of claim or a proof of claim that is deemed to be timely filed under applicable law, then such Claim shall be forever barred and shall not be enforceable against the Debtor or Reorganized Debtor, or the properties of the Debtor or Reorganized Debtor, unless a proof of claim for damages arising from the rejection under the Plan of an executory contract or unexpired lease is Filed within thirty (30) days after the mailing of notice of Confirmation or be forever barred and unenforceable against the Debtor, the Reorganized Debtor and its properties and barred from receiving any distribution under the Plan. Nothing herein should be construed to extend any previously expired bar date for any party to any contract or lease rejected pursuant to any prior Bankruptcy Court order. Any such Claims that become Allowed Claims shall be classified in Class 4 of the Plan.

D.	COMPENSATION AND BENEFIT PLANS AND TREATMENT OF RETIREMENT PLANS

Except and to the extent previously assumed by an Order of the Bankruptcy Court or applicable law, on or before the Confirmation Date, all employee compensation and Benefit Plans of the Debtor, if any, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into by the Debtor before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as if they were, executory contracts that are assumed under Article V.A hereof, and the Debtor’s obligations under such programs shall survive confirmation of this Plan and shall be assumed by the Reorganized Debtor, except for (i) executory contracts or Benefit Plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (ii) such executory contracts or Benefit Plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any Benefit Plans or contracts; provided, however, that the Debtor’s obligations, if any, to pay all “retiree benefits” as defined in section 1114(a) of the Bankruptcy Code shall continue and shall be assumed by the Reorganized Debtor.

ARTICLE VI

MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN

A.	REVESTING OF ASSETS AND OPERATIONS OF PROPERTY.

Except as otherwise set forth herein or in the Confirmation Order, as of the Effective Date, the property of the Debtor’s Estate, together with any property of the Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in the Reorganized Debtor on the Effective Date free and clear of all Claims, Liens, encumbrances and other interests of the Holders of Claims or Interests. Thereafter, the Reorganized Debtor may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court.

Without limiting the generality of the foregoing, all rights, privileges, entitlements, the authorizations, grants, permits, licenses, easements, franchises, and other similar items which constitute part of, or are necessary or useful in the operation of the property of the Estate or the business of the Reorganized Debtor, whether in the United States, Mexico or elsewhere, shall be vested in the Reorganized Debtor on the Effective Date, and shall thereafter be exercisable and usable by the Reorganized Debtor to the same and fullest extent they would have been exercisable and usable by the Debtor before the Petition Date or the Estate or Debtor in Possession during the Reorganization Case in the absence of the Plan. From and after the Effective Date, the Reorganized Debtor may operate its business and use, acquire and dispose of property and settle and compromise claims or interests without supervision by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

Without limiting the generality of the foregoing, the Reorganized Debtor may, without application to or approval by the Bankruptcy Court, pay Professional fees and expenses that it incurs after the Effective Date.

B.	RETENTION OF CAUSES OF ACTION.

Except to the extent such rights, claims, causes of action, defenses, and counterclaims are expressly and specifically waived, released or abandoned in connection with the Plan or the Confirmation Order, or in any contract, instrument, release indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code: (1) any and all rights, claims, causes of action, suits, defenses, counterclaims and proceedings, whether in law or in equity, whether known or unknown, of or accruing to the Debtor or its Estate against any Person or entity shall remain assets of and vest in the Reorganized Debtor (who may decline to exercise any of the foregoing), whether or not litigation relating thereto is pending on the Effective Date, and whether or not any such rights, claims, causes of action, defenses, and counterclaims have been listed or referred to in the Plan, or any other document Filed with the Bankruptcy Court, and (2) neither the Debtor nor the Reorganized Debtor waives, relinquishes, or abandons (nor shall they be estopped or otherwise precluded from asserting) any right, claim, cause of action, defense, or counterclaim that constitutes property of the Estate: (a) whether or not such right, claim, cause of action, defense, or counterclaim has been listed or referred to in the Plan, or any other document Filed with the Bankruptcy Court, (b) whether or not such right, claim, cause of action, defense, or counterclaim is currently known to the Debtor, and (c) whether or not a defendant in any litigation relating to such right, claim, cause of action, defense, or counterclaim Filed a proof of claim in the Reorganization Case, Filed a notice of appearance or any other pleading or notice in the Reorganization Case, voted for or against the Plan, or received or retained any consideration under the Plan. Without in any manner limiting the generality of the foregoing, notwithstanding any otherwise applicable principle of law or equity, including, without limitation, any principles of judicial estoppel, res judicata, collateral estoppel, issue preclusion, or any similar doctrine, the failure to list, disclose, describe, identify, or refer to a right, claim, cause of action, defense, or counterclaim, or potential right, claim, cause of action, defense, or counterclaim, in the Plan, or any other document Filed with the Bankruptcy Court shall in no manner waive, eliminate, modify, release, or alter the Reorganized Debtor’s right to commence, prosecute, defend against, settle, and realize upon any rights, claims, causes of action, defenses, or counterclaims that the Debtor or the Reorganized Debtor has, or may have, as of the Confirmation Date. The Reorganized Debtor may commence, prosecute, defend against, settle, and realize upon any of the above rights, claims, causes of action, defenses, and counterclaims in its sole discretion, in accordance with what is in the best interests, and for the benefit, of the Reorganized Debtor.

Except for Claims and Interests allowed pursuant to Article II of the Plan and as provided in Article VI.J, nothing contained in the Plan or the Confirmation Order shall be deemed a waiver or relinquishment of any rights or causes of action that the Debtor or the Reorganized Debtor may have.

C.	CORPORATE MATTERS REGARDING THE REORGANIZED DEBTOR.

The Debtor shall continue to exist after the Effective Date as a separate corporate entity as the Reorganized Debtor, in accordance with the applicable law in the applicable jurisdiction in which it is incorporated, under its Corporate Documents or other organizational documents in effect before the Effective Date and except to the extent expressly provided to the contrary in the Plan or the Confirmation Order or as may be necessary to effectuate the provisions of the Plan, all Corporate Documents in effect as of the Petition Date shall remain in full force and effect upon the Effective Date, as such documents may be modified or amended, without the need for any further corporate action, under applicable law, regulation, order, rule or otherwise. On and after the Effective Date, the Corporate Documents shall continue to govern the Reorganized Debtor’s operation, unless amended or modified, in accordance with applicable non-bankruptcy law. The Reorganized Debtor’s organizational documents shall satisfy the requirements of the Plan and the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, if and to the extent applicable to the Reorganized Debtor.

D.	MANAGEMENT OF THE REORGANIZED DEBTOR.

1.	BOARD OF DIRECTORS.

Subject to the Corporate Documents, on the Effective Date, the management, control and operation of the Reorganized Debtor shall become the general responsibility of the Board of Directors of the Reorganized Debtor in accordance with applicable non-bankruptcy law. Except as otherwise disclosed on or before the Confirmation Date, the individuals serving as members of the Board of Directors of the Debtor as of the Petition Date shall continue to serve as directors of the Reorganized Debtor. Subject to the Corporate Documents, the directors of the Reorganized Debtor shall have the responsibility for the management, control, and operation of the Reorganized Debtor on and after the Effective Date

2.	MANAGEMENT.

On or before the Confirmation Date, the Debtor will File a schedule disclosing such additional information as is necessary to satisfy section 1129(a)(5) of the Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as an officer or director of the Reorganized Debtor; (2) the identity of any other insider who will be employed or retained by the Reorganized Debtor; and (3) the compensation for each such individual.

E.	CANCELLATION OF EXISTING SECURITIES AND INDEBTEDNESS.

Except for the purposes of evidencing a right to distribution under the Plan and except as expressly provided in the Plan or the Confirmation Order, on the Effective Date, and upon issuance of the New Notes, (a) the Existing Notes Indentures, and any and all notes, Instruments or other documents evidencing the Claims of the Holders of the Existing Notes shall be deemed cancelled and extinguished and of no further force and effect, and (b) the obligations of the Debtor to the Holders of the Existing Notes, and under any agreements governing the Existing Notes, including the Existing Notes Indentures, shall be discharged. Without limiting the generality of the foregoing, on the Effective Date, each of the following shall be deemed cancelled and of no further force and effect:

1.	The 12 1/8% Senior Notes due 2006; and

2.	The 12 5/8% Senior Notes due 2009,

provided, however, that the Existing Notes Indentures or other agreement that governs the rights of a Holder of a Class 3 Claim shall continue in effect for the purposes of allowing the Existing Notes Indenture Trustee to make any distributions on account of such Claims pursuant to the Plan and to perform any other necessary administrative functions with respect thereto. Notwithstanding any provision to the contrary contained in the Plan, distributions on account of the Existing Notes shall not be reduced by the amount of the reasonable fees and out-of-pocket expenses incurred by the Existing Notes Indenture Trustee or any undisputed claim for payment by the Existing Notes Indenture Trustee (which includes the reasonable fees and out-of-pocket expenses of any professionals retained by the Existing Notes Indenture Trustee). Except to the extent expressly provided in this Article VI.E, or as may be necessary to effectuate the terms of the Plan, all other notes, Instruments and other documents evidencing the Claims and the Interests shall continue in full force and effect upon the Effective Date to the same extent as if the Reorganization Case had not been commenced.

F.	AUTHORIZATION AND ISSUANCE OF NEW NOTES

On the Effective Date, the Reorganized Debtor shall issue the New Notes for distribution in accordance with the provisions of the Plan by delivering the Global Certificate to the New Indenture Trustee. The New Notes to be issued shall be issued on the Effective Date, regardless of the date they are actually distributed. Descriptions of the terms of the New Notes are set forth in the Disclosure Statement in the section entitled “Description of New Notes.”

G.	NEW EQUITY INVESTMENT AND AT&T PAYMENT

As a condition to the Effective Date, the Debtor’s Existing Equity Holders shall make the Equity Contribution in accordance with the terms and conditions of the Capital Contribution Agreement. The Equity Contribution shall be used, in part, to fund the Cash portion of the distribution to be made to those Holders of the Existing Notes who will receive a Cash distribution under the Plan. In addition, and also as a condition to the Effective Date, AT&T Corp. or an affiliate shall make the AT&T Payment.

H.	DISCHARGE OF DEBTOR AND INJUNCTION.

All consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge and release of, all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date against the Debtor, the Debtor in Possession, or any of its assets or properties. Except as otherwise provided in the Plan or the Confirmation Order, entry of the Confirmation Order acts as a discharge of all Claims, including Claims and Interests that arose before the Effective Date and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, against, Liens on, and Interests in the Debtor, the Debtor’s assets, and its properties, arising at any time before the Confirmation Date, regardless of whether or not: (a) a proof of claim or proof of interest based on such debt or interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (b) whether the Claim or Interest is Allowed, or (c) the Holder of a Claim or Interest based on such debt or interest has accepted the Plan or is entitled to receive a distribution thereunder, subject to the occurrence of the Distribution Date. Upon entry of the Confirmation Order, and subject to the occurrence of the Effective Date, any Holder of such discharged Claim or Interest shall be precluded from asserting against the Debtor, the Reorganized Debtor, their successors or their assets or properties any other or future Claims or Interests based upon any document, instrument, act or omission, transaction or other activity of any kind or nature that occurred before the entry of the Confirmation Order. The Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtor, subject to the occurrence of the Effective Date.

Except as otherwise provided in the Plan or the Confirmation Order, and in addition to the injunction provided under sections 524(a) and 1141 of the Bankruptcy Code, on and after the Effective Date, all persons who have held, currently hold or may hold a debt, Claim against or Interest in the Debtor which is discharged under the Plan are permanently enjoined, on and after the Effective Date, subject to the occurrence of the Distribution Date, from taking any of the following actions on account of any such discharge, debt, Claim or Interest: (1) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such debt, Claim or Interest, against the Debtor, the Reorganized Debtor, or their respective properties; (2) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Debtor on account of any such debt, Claim or Interest; (3) creating, perfecting or enforcing any Lien or encumbrance of any kind against the Debtor, the Reorganized Debtor, or their respective properties or interests in their respective properties on account of any such debt, Claim or Interest; and (4) asserting any setoff, right of subrogation or recoupment of any kind against any obligation due from the Debtor, the Reorganized Debtor, or against the property or interests in property of the Debtor on account of any such debt, Claim or Interest. The foregoing injunction will extend to successors of the Debtor (including, without limitation, the Reorganized Debtor), and their respective properties and interests in property. Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.

I.	TERM OF INJUNCTIONS OR STAYS.

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Reorganization Case under sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order), shall remain in full force and effect until the Effective Date. All injunctions or stays contained in this Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

J.	LIMITATION OF LIABILITY.

Except as otherwise provided in the Plan or the Confirmation Order, each of the Debtor’s and the Reorganized Debtor’s respective members, equity holders, affiliates, officers, directors, agents, financial advisors, independent accountants, attorneys, employees, and representatives and their respective property shall be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor, Reorganized Debtor, or any Holder of an Existing Note or Holder of any other Claim against or Interest in the Debtor may be entitled to assert, whether for tort, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Confirmation Date in any way relating to the Reorganization Case, the Plan, the Out-of-Court Restructuring Alternative or the transactions contemplated herein or solicitation prior to the Petition Date; provided, however, that nothing herein shall release any Person from any claims, obligations, rights, causes of action or liabilities arising out of such Person’s fraud, gross negligence, willful misconduct or breach of fiduciary duty.

K.	SURVIVAL OF INDEMNIFICATION AND CONTRIBUTION CLAIMS.

Notwithstanding anything to the contrary contained in the Plan, any obligations of the Debtor to indemnify and/or provide contribution to its directors, officers, agents, employees and representatives who are serving in such capacity on the Petition Date, pursuant to the Corporate Documents, applicable statutes or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, agents, employees and representatives, based on any act or omission related to the service with, for or on behalf of the Debtor prior to the Effective Date shall not be discharged or impaired by Confirmation or consummation of the Plan, but shall survive unaffected by the reorganization contemplated by the Plan. As of                 , 2003, the Debtor was not aware of any such actions or claims against its officers or directors.

L.	EFFECTUATING DOCUMENTS; FURTHER TRANSACTIONS.

The entry of the Confirmation Order shall constitute a direction to and authorization for the Debtor and the Reorganized Debtor (as the case may be) to take or cause to be taken any action necessary or appropriate to consummate the transactions contemplated by this Plan, and to execute any contracts, Instruments, indentures, and other agreements or documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

The chief executive officer or chief financial officer of the Reorganized Debtor, each acting singly, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions, as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and the transactions contemplated by the Plan. The secretary or assistant secretary of Reorganized the Debtor shall be authorized to certify or attest to any of the foregoing actions.

M.	EXEMPTION FROM CERTAIN TRANSFER TAXES.

Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from the Debtor to the Reorganized Debtor or any other person or entity pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing Instruments or other documents without the payment of any such tax or governmental assessment.

N.	OBJECTIONS TO CLAIMS.

Except as otherwise provided in this Plan, Holders of Claims against and Interests in the Debtor shall not be required to file proofs of Claim or proofs of Interest with the Bankruptcy Court. The Debtor intends to make distributions, as required by the Plan, in accordance with the books and records of the Debtor. Unless disputed by a Holder of a Claim, the amount set forth in the books and records of the Debtor shall constitute the amount of the Allowed Claim of such Holder. If any Holder of a Claim disagrees with the Debtor, such Holder must so advise the Debtor in writing, in which event the Claim will be a Disputed Claim. The Debtor intends to attempt to resolve any such disputes consensually, or through other judicial means outside the Bankruptcy Court. The determination of whether such Claim shall be Allowed and/or the amount of any such Claim shall be determined, resolved or adjudicated, as the case may be, in the manner in which such Claim would have been determined, resolved or adjudicated if the Reorganization Case had not been commenced; provided, however, the Debtor may, in its discretion, file with the Bankruptcy Court (or any other court of competent jurisdiction) an objection to the allowance of any Claim, or any other appropriate motion or adversary proceeding with respect thereto. All such objections will be litigated until entry of a Final Order resolving such litigation; provided, however, that the Debtor may compromise and settle, withdraw or resolve by any other method approved by the Bankruptcy Court any objections to Claims. In addition, the Debtor may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation, and resolution procedures are cumulative and are not necessarily exclusive of one another. Claims may be estimated and thereafter resolved by any permitted mechanism. Nothing in this section shall be construed to extend the applicable bar date, if any, or dates for the Filing of proofs of claims or requests for payment in these cases, or to make timely any proof of claim or request for payment Filed after the applicable bar date, to the extent applicable.

O.	PAYMENT OF STATUTORY FEES.

All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on or before the Effective Date. All such fees that arise after the Effective Date but prior to the closing of the Reorganization Case shall be paid by the Reorganized Debtor.

ARTICLE VII

DISTRIBUTIONS

A.	DISTRIBUTION RECORD DATE.

As of the close of business on the Distribution Record Date, the various transfer and claims registers for each of the Classes of Claims or Interests as maintained by the Debtor, its respective agents, or the Indenture Trustee shall be deemed closed, and there shall be no further changes in the record Holders of any of the Claims or Interests. The Debtor shall have no obligation to recognize any transfer of the Claims or Interests occurring after the close of business on the Distribution Record Date. The Debtor, the Disbursing Agent and the Existing Notes Indenture Trustee shall be entitled to recognize and deal for all purposes hereunder only with those record Holders stated on the transfer ledgers as of the close of business on the Distribution Record Date, to the extent applicable.

B.	DISTRIBUTIONS AFTER ALLOWANCE.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, a distribution will be made to the Holder of such Allowed Claim in accordance with the provisions of this Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court or other applicable court of competent jurisdiction allowing any Disputed Claim becomes a Final Order, the Reorganized Debtor shall provide to the Holder of such Claim the distribution to which such Holder is entitled under the Plan.

In the event of any dispute between and among Holders of Claims and/or the Holders of a Disputed Claim as to the right of any Person to receive or retain any payment or distribution to be made to such Person under the Plan, the Reorganized Debtor may, in lieu, of making such payment or distribution to such Person, instead hold such payment or distribution, without interest, until the disposition thereof shall be determined by a Final Order of the Bankruptcy Court or other court with appropriate jurisdiction.

C.	SATISFACTION OF CLAIMS OR INTERESTS.

Unless otherwise provided herein, any distributions and deliveries to be made on account of Allowed Claims or Allowed Interests shall be in complete settlement, satisfaction and discharge of such Allowed Claims or Allowed Interests.

D.	WAIVER OF SUBORDINATION.

The distributions under the Plan take into account the relative priority of the Claims and Interests in each Class in connection with any contractual subordination provisions relating thereto. Accordingly, the distributions to the Holders of Claims and Interests shall not be subject to levy, garnishment, attachment, or other legal or equity process by any Holder of indebtedness purportedly senior to the indebtedness of the Holder of other Claims and Interests, by reason of contractual subordination rights. On the Effective Date, all Holders of Claims shall be deemed to have waived any and all contractual subordination rights they may have with respect to such distribution, and the Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Holders of Claims and Interests from enforcing or attempting to enforce any such rights with respect to distributions under the Plan.

E.	DISBURSING AGENT.

The Reorganized Debtor, or such other entity as the Reorganized Debtor may employ or the Bankruptcy Court may direct, shall act as the Disbursing Agent under the Plan and make all distributions required under the Plan. The Reorganized Debtor, as Disbursing Agent, shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. If otherwise so ordered, all costs and expenses of procuring any such bond shall be paid by the Reorganized Debtor. In the event the Reorganized Debtor serves as the Disbursing Agent, it shall do so without charging fees, but shall be entitled to be reimbursed for reasonable expenses. Any other entity serving as the Disbursing Agent shall be entitled to customary and reasonable fees and expenses for performing such services.

F.	RIGHTS AND POWERS OF DISBURSING AGENT.

1.	POWERS OF THE DISBURSING AGENT.

The Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, Instruments, and other documents necessary to perform its duties under the Plan, (ii) make all distributions contemplated hereby, (iii) employ professionals to represent it with respect to its responsibilities, and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

2.	EXPENSES INCURRED ON OR AFTER THE EFFECTIVE DATE.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement claims (including, without limitation, reasonable attorney and other professional fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtor.

3.	WITHHOLDING AND REPORTING REQUIREMENTS.

In connection with this Plan and all distributions hereunder, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements.

G.	DELIVERY OF DISTRIBUTIONS.

Unless otherwise provided herein, all distributions to any Holder of an Allowed Claim shall be made (1) at the address of such Holder as set forth on the books and records of the Debtor or its agents, or (2) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent, other agent, or servicer, including, without limitation, by the filing of a proof of Claim by such Holder that contains an address for such Holder different from the address reflected on the books and records of the Debtor for such Holder. In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent, other agent, or servicer has been notified of the then current address of such Holder, at which time or as soon as reasonably practicable thereafter such distribution shall be made to such Holder without interest; provided that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of two years from the later of (i) the Effective Date and (ii) the date such Holder’s Claim or Interest becomes an Allowed Claim or Allowed Interest. After such date, all unclaimed property or interest in property shall revert to the Reorganized Debtor, and the Claim or Interest of any other Holder to such property or interest in property shall be discharged and forever barred. Amounts in respect of undeliverable distributions made through the Disbursing Agent, other agent, or servicer shall be returned to the Reorganized Debtor until such distributions are claimed. The Reorganized Debtor and the Disbursing Agent shall have no obligation to attempt to locate any Holder of an Allowed Claim or Allowed Interest other than by reviewing their books and records (including any proofs of claim Filed against the Debtor).

H.	DISTRIBUTION OF CASH AND NEW NOTES TO HOLDERS OF EXISTING NOTES AND SURRENDER OF INSTRUMENTS.

On the Effective Date, all distributions of Cash and New Notes made under the Plan in respect to the Existing Notes will be made by delivery of the Global Certificate and wire transfer to the New Notes Indenture Trustee, which, in turn, will distribute such Cash and property pursuant to the respective Existing Notes Indenture and after giving effect to the Existing Notes Election made by each Holder of the Existing Notes. As a condition of receiving any distribution as provided herein, on or before the Distribution Date, or as soon as practicable thereafter, each Holder of the Existing Notes must surrender any Instruments or certificates representing or evidencing such Existing Notes held by each such Holder to the Existing Notes Indenture Trustee, and such Existing Notes shall be cancelled and extinguished. The Existing Notes Indenture Trustee shall, for the applicable Existing Notes Indenture, cancel and destroy each such Instrument or certificate, and then promptly certify to the Reorganized Debtor the destruction of each such Instrument or certificate in accordance with the terms of the respective Existing Notes Indentures. Any Holder that fails to (a) surrender such Instrument or certificate, or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the respective Indenture Trustee before the first anniversary of the Effective Date will be deemed to have forfeited all rights and Claims or interests in respect of such Existing Notes, and shall not participate in any distribution under the Plan in respect of such Claims. Any Cash in respect of such forfeited distribution, including interest accrued thereon, shall revert to the Reorganized Debtor and all Existing Notes in respect of such forfeited distribution shall be cancelled notwithstanding any federal, state or foreign escheat laws to the contrary.

Following distribution by the Indenture Trustee of the Cash and New Notes pursuant to the Existing Notes Indentures, and following the cancellation and certification of the destruction of the Instruments or certificates as provided above, the Existing Notes Indenture Trustee and its agents will be relieved of, and released from, all obligations associated with the Existing Notes arising under the Existing Notes Indentures or under other applicable agreements or law and the Existing Notes Indentures will be deemed to be discharged.

On the Effective Date, or as soon thereafter as is practicable, the Debtor will pay, in Cash, the amounts incurred, pursuant to the Existing Notes Indentures, to the Existing Notes Indenture Trustee, including reasonable costs and expenses.

I.	MANNER OF PAYMENT UNDER PLAN OF REORGANIZATION.

Except as specifically provided herein, at the option of the Debtor, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements.

J.	EXEMPTION FROM SECURITIES LAWS.

The issuance and subsequent trading of, of the New Notes under the Plan in exchange for Existing Notes Claims are exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code, except to the extent that any Holders are “underwriters,” as that term is defined in section 1145 of the Bankruptcy Code.

K.	GENERAL UNSECURED CLAIMS.

Notwithstanding any other provision of the Plan, any Allowed Claim against the Debtor shall be reduced by the amount, if any, that was paid by the Debtor to the Holder of such claim prior to the Distribution Record Date, including pursuant to orders of the Bankruptcy Court. Nothing in the Plan shall preclude the Reorganized Debtor from paying Claims that the Debtor was authorized to pay pursuant to any Final Order entered by the Bankruptcy Court prior to the Confirmation Date.

L.	DISPUTED CLAIMS.

1.	NO DISTRIBUTIONS.

No payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim, or some portion thereof, has become an Allowed Claim.

2.	RESOLUTION OF DISPUTED CLAIMS.

All Disputed Claims shall be determined, resolved, or adjudicated in the manner in which such claim would have been determined, resolved or adjudicated if the Reorganization Case had not been commenced, unless the Debtor or the Reorganized Debtor, as the case may be, at its election, chooses to determine, resolve or adjudicate such Disputed Claim in the Bankruptcy Court.

3.	DISTRIBUTION ON DISPUTED CLAIMS OR DISPUTED INTERESTS.

Distributions on account of Disputed Claims shall be made as those claims become Allowed Claims by a Final Order, without payment of postpetition interest. Beginning on the date that is sixty (60) days after the Effective Date, and every sixty (60) days thereafter until all Disputed Claims are resolved, the Disbursing Agent shall make a distribution to each Holder of a Disputed Claim whose Claim became an Allowed Claim in the preceding sixty (60) days, without postpetition interest.

M.	ALLOCATION OF PLAN DISTRIBUTIONS BETWEEN PRINCIPAL AND INTEREST.

To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, to the extent permitted, be allocated for income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.

N.	SETOFFS.

The Reorganized Debtor may, but shall not be required to, set off against any Claim, other than Existing Notes Claims, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtor or Reorganized Debtor may have against the Holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any such Claim hereunder shall constitute a waiver or release by the Reorganized Debtor of any such claim that the Debtor or Reorganized Debtor may have against such Holder.

The Holder of a Disputed Claim who asserts a right of setoff shall retain such right, subject to any defenses of the Debtor or Reorganized Debtor, until the earlier of the time when (i) such Disputed Claim becomes Allowed, in whole or in part, or (ii) such claim is expunged or disallowed by entry of an order of the Bankruptcy Court.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

A.	RETENTION OF JURISDICTION.

Except as otherwise provided herein, under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Reorganization Case and the Plan to the fullest extent permitted by law, including, without limitation, jurisdiction to:

1. Allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

2. Hear and construe and to take any action to execute and enforce the Plan, the Confirmation Order, or any other Order of the Bankruptcy Court, to issue such orders as may be necessary for the implementation, execution, performance, and consummation of the Plan, all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement, or the Confirmation Order, and all matters referred to herein, and to determine all matters that may be pending before the Bankruptcy Court in the Reorganization Case on or before the Effective Date;

3. Rule on any and all Professional Fee Claims for periods under the Plan or under sections 330, 331, 503(b), 1103, and 1129(a)(4) of the Bankruptcy Code before the Effective Date; provided, however, that from and after the Confirmation Date, the payment of the fees and expenses of any retained Professional Persons of the Reorganized Debtor shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

4. Hear and resolve any dispute arising in connection with the consummation, implementation, enforcement or interpretation of the Plan, or the Plan Documents, including disputes arising under or relating to the Disclosure Statement and any agreements, documents, releases or other instruments created or executed in connection with the Plan or the Confirmation Order;

5. Resolve all applications, adversary proceedings, contested matters, and other litigated matters arising out of, under, or related to, the Reorganization Case;

6. Hear and determine such other matters and to perform other functions as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code;

7. Modify the Plan under section 1127 of the Bankruptcy Code, to remedy any apparent nonmaterial defect or omission in the Plan, or to reconcile any nonmaterial inconsistency in the Plan so as to carry out its intent and purposes;

8. Issue injunctions, enter and implement other orders, or take such other actions or make such other orders as may be necessary or appropriate to restrain interference with the Plan or its execution or implementation by any entity;

9. Issue such orders in aid of execution, implementation or consummation of the Plan or the Plan Documents and the Confirmation Order, notwithstanding any otherwise applicable non-bankruptcy law, with respect to any entity, to the full extent authorized by the Bankruptcy Code;

10. Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor may be liable, including, if necessary, the nature or amount of any required Cure or the liquidation or allowance of any Claims arising therefrom;

11. Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated, or distributions pursuant to the Plan are enjoined or stayed;

12. Enforce all Orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Reorganization Case;

13. Recover all assets of the Debtor and property of the Debtor’s Estate, wherever located;

14. Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

15. Hear and determine all disputes involving the existence, nature, or scope of the Debtor’s discharge;

16. Effectuate performance of and payments under the provisions of the Plan and the Plan Documents; and

17. Enter a final decree closing the Reorganization Case.

B.	SUCCESSORS AND ASSIGNS.

The rights, benefits and obligations of any entity named or referred to in the Plan are binding on, and will inure to the benefit of, any permitted heirs, executors, administrators, successors or assigns of such entity.

C.	AMENDMENT AND MODIFICATION.

1.    The Plan or any Annexes hereto may be amended or modified before the Effective Date by the Debtor to the extent provided by section 1127 of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to substantial consummation of the Plan, as defined in section 1101(2) of the Bankruptcy Code, the Debtor may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Plan Documents, the Disclosure Statement, or the Confirmation Order, and to accomplish such matters as may be necessary or appropriate to carry out the purposes and effects of the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court. A Holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan as altered, amended, modified, or clarified in accordance with this Article VIII.C, unless the proposed alteration, amendment, modification, or clarification adversely changes the treatment of the Claim of such Holder.

2.    The Debtor reserves the right to modify or amend the Plan upon a determination by the Bankruptcy Court that the Plan, as it is currently drafted, is not confirmable pursuant to section 1129 of the Bankruptcy Code. To the extent such a modification or amendment is permissible under section 1127 of the Bankruptcy Code without the need to resolicit acceptances, the Debtor reserves the right to sever any provisions of the Plan that the Bankruptcy Court finds objectionable.

3.    The Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan, or if Confirmation does not occur, then the Plan shall be null and void, and nothing contained in the Plan shall: (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtor; or (2) prejudice in any manner the rights of the Debtor or any other Person in any further proceedings, or (3) constitute an admission of any sort by the Debtor or any other Person.

D.	DISSOLUTION OF COMMITTEE.

On the Effective Date, the Committee (if one was appointed) shall dissolve and the members of the Committee shall be released and discharged from all authority, duties, responsibilities and obligations related to and arising from and in connection with the Reorganization Case, except with respect to any appeal of any Order.

E.	NO ADMISSIONS.

Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed as an admission by the Debtor with respect to any matter set forth herein including, without limitation, liability on any Claim.

F.	BINDING EFFECT.

This Plan shall be binding on and inure to the benefit of the Debtor, all current and former Holders of Claims against and Interests in the Debtor and their respective successors and assigns, including, but not limited to, the Reorganized Debtor, and all other parties-in-interest in the Reorganization Case.

G.	SEVERABILITY OF PLAN PROVISIONS.

If, prior to entry of the Confirmation Order, any term or provision of this Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Debtor, with the approval of its board of directors (having due regard for its fiduciary duties, after consultation with counsel), shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as so altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of this Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

H.	NOTICES TO DEBTOR.

Any notice, request, or demand required or permitted to be made or provided to or on a Debtor or a Reorganized Debtor under this Plan shall be (i) in writing, (ii) served by (a) certified mail, return receipt requested, (b) hand delivery, (c) overnight delivery service, (d) first class mail, or (e) facsimile transmission, and (iii) deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

ALESTRA, S. de R.L. de C.V.

Avenida Pasco de las Palmas, No. 405 Piso 21

Col. Lomas de Chapultepec

Mexico, D.F., 11000

Mexico

Attention:   Raul Ortega Ibarra

Telephone: 011-5255-85035009

Facsimile:  011-5255-85035179

with a copy to the Debtor’s counsel:

MILBANK, TWEED, HADLEY & McCLOY, LLP

One Chase Manhattan Plaza

New York, New York 10005

Attention:     Luc A. Despins, Esq.

Telephone:   (212) 530-5660

Facsimile:    (212) 822-5660

I.	PLAN ANNEXES.

Any and all exhibits, supplements, Annexes, lists, or schedules referred to herein but not filed with this Plan shall be filed as an Annex to the Plan on or before the Annex Filing Deadline. Thereafter, any person may examine the Annex(es) in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims and Interests may obtain a copy of the Annex(es) on written request to the Debtor in accordance with Article VIII.H above.

J.	SUBSTANTIAL CONSUMMATION.

Substantial consummation of the Plan under Bankruptcy Code section 1101(2) shall be deemed to occur on the Effective Date.

ARTICLE IX

CONDITIONS TO CONFIRMATION AND THE EFFECTIVE DATE

A.	CONDITIONS TO CONFIRMATION.

Confirmation of the Plan shall not occur unless and until each of the conditions set forth below has been satisfied or duly waived:

1. The Capital Contribution Agreement shall have been duly executed and remain in full force and effect.

2. The Bankruptcy Court shall have entered an Order (which may be the Confirmation Order) in form and substance reasonably acceptable to the Debtor, approving the Disclosure Statement used in connection with the solicitation of the Plan as containing “adequate information” within the meaning of section 1125 of the Bankruptcy Code.

3. The proposed Confirmation Order shall be in form and substance reasonably satisfactory to the Debtor.

B.	CONDITIONS TO EFFECTIVE DATE.

The Effective Date of the Plan shall not occur unless and until each of the conditions set forth below has been satisfied or duly waived.

1. The Equity Contribution and the AT&T Payment shall have been received by the Debtor.

2. The Confirmation Date shall have occurred and the Confirmation Order shall have been entered by the Bankruptcy Court.

3. The Confirmation Order shall have become a Final Order.

4. There shall not be in effect on the Effective Date any Order or law staying, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by the Plan.

5. No request for revocation of the Confirmation Order under Section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

6. All consents, approvals and actions of, filings with and notices to any governmental or regulatory authority necessary to permit the Reorganized Debtor to perform its obligations under this Plan and to permit the Reorganized Debtor to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any governmental or regulatory authority necessary for the consummation of the transactions contemplated by this Plan shall have occurred.

7. The Debtor or the Reorganized Debtor shall have executed and delivered all documents necessary to effectuate the issuance of the New Notes.

8. All other actions, documents, and agreements necessary to implement this Plan shall have been effected or executed.

9. A Mexican Court shall not have initiated a Concurso Mercantil and no action requesting a Concurso Mercantil shall be pending before a Mexican Court.

C.	WAIVER OF CONDITIONS.

Each of the conditions set forth in Article IX.A and IX.B above may be waived in whole or in part by the Debtor, without any notice to parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Effective Date may be asserted by the Debtor regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtor or any of them). The failure of the Debtor to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

D.	EFFECTS OF FAILURE OF CONDITIONS.

If the conditions to occurrence of the Effective Date have not been satisfied or waived in accordance with Articles IX.B or IX.C above on or before the first Business Day that is more than 120 days after the Confirmation Date or by such later date as is approved by the Bankruptcy Court after notice and a hearing, then on motion by the Debtor made prior to the time that all of the conditions have been satisfied or waived, the Confirmation Order shall be vacated and of no force and effect. Notwithstanding the foregoing, the Confirmation Order shall not be vacated if all of the conditions to the occurrence of the Effective Date set forth in Article IX.B above are either satisfied or waived prior to entry by the Bankruptcy Court of an Order granting the relief requested in such motion. If the Confirmation Order is vacated pursuant to this Article IX.D, this Plan shall be null and void in all respects, and nothing contained in this Plan shall (a) constitute a waiver or release of any Claims against or Interests in the Debtor or (b) prejudice in any manner the rights of the holder of any Claim against or Interest in the Debtor.

* * *

The Debtor requests Confirmation of the Plan under Bankruptcy Code section 1129.

ALESTRA, S. de R.L. de C.V.

By:
[NAME] [TITLE]

MILBANK, TWEED, HADLEY & McCLOY LLP

By:
Luc A. Despins, Esq. Howard A. Becker, Esq. Counsel for Alestra, S. de R.L. de C.V.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and Subsidiary (the “Company”), as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2000, 2001 and 2002. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C. V. and Subsidiary, as of December 31, 2001 and 2002, and the consolidated results of their operations, changes in stockholders’ equity and changes in their financial position for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been prepared assuming that Alestra, S. de R. L. de C. V. will continue as a going concern. As more fully discussed in Note 2, the Company has not generated sufficient cash flows from its operations to make the November 15, 2002 and the May 15, 2003 interest payment on its existing senior notes and will not have the liquidity to make this payment or repay the out standing principal amount of the existing notes when they come due at maturity unless it is successful in its new business strategy, its restructuring and a number of short-term measures intended to result in cost savings. The liquidity condition of the Company raises substantial doubts about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for the years ended December 31, 2000, 2001 and 2002 and the determination of consolidated stockholders’ equity as of December 31, 2001 and 2002 to the extent summarized in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

Miguel Angel Puente Buentello

Public Accountant

Monterrey, Nuevo León, Mexico

February 24, 2003 except for the restatement to constant pesos of June 30, 2003 purchasing power described in Note 3b, which is as of July 30, 2003 and the liquidity condition of the Company situation described in Note 2 which is as of June 17, 2003.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	2001		2002
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	257,815	Ps	157,193
Trade receivables, net (Note 4)		421,854		502,071
Receivables from domestic operator, net		96,816		—
Due from affiliates and other related parties (Note 5)		59,679		183,656
Recoverable taxes		669		656
Other receivables		68,854		39,794
Prepaid expenses and other assets (Note 6)		53,971		20,573
Restricted investments (Note 7)		335,913		—

Total current assets		1,295,571		903,943
REAL ESTATE AND EQUIPMENT, NET (Note 8)		5,442,245		5,496,663
DEFERRED CHARGES AND OTHER ASSETS, NET (Note 9)		1,703,966		1,338,345

Total assets		8,441,782		7,738,951

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Senior notes (Note 2 and 11)		—		5,951,547
Accounts payable to Telmex		395,517		426,109
Other accounts payable		157,457		116,639
Bank loans and notes payable (Note 10)		289,530		94,421
Due to affiliates and other related parties (Note 5)		67,059		91,244
Accrued interest, expenses and other payables (Note 11)		693,101		843,489

Total current liabilities		1,602,664		7,523,449

LONG-TERM LIABILITIES:
Bank loans and notes payable (Note 10)		153,327		107,914
Senior notes (Note 11)		5,576,945		—
Other long-term liabilities		34,055		43,016

Total liabilities		7,366,991		7,674,379

STOCKHOLDERS’ EQUITY (Note 12):
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,787,663		3,787,663

Contributed capital		9,159,049		9,159,049
Accumulated deficit		(8,084,260)		(9,094,479)

Total majority interest		1,074,789		64,570
Minority interest		2		2

Total stockholders’ equity		1,074,791		64,572
CONTINGENCIES AND COMMITMENTS (Note 13)		—		—

Total liabilities and stockholders’ equity	Ps	8,441,782	Ps	7,738,951

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	2000		2001		2002
REVENUES (Note 14)
Long distance services:
Domestic	Ps	2,158,717	Ps	2,080,167	Ps	1,462,596
International		2,566,555		1,510,415		2,102,747
Other revenues:
Data and internet		373,204		596,087		795,451
Local service		—		32,693		133,789

		5,098,476		4,219,362		4,494,583

OPERATING EXPENSES:
Cost of services (excluding depreciation—Note 14)		(2,793,711)		(1,818,079)		(2,062,780)
Administration, selling and other operating expenses		(1,739,102)		(1,788,090)		(1,644,716)
Depreciation and amortization		(869,852)		(1,019,238)		(943,978)

Operating loss		(304,189)		(406,045)		(156,891)

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(818,690)		(810,632)		(834,917)
Interest income		169,929		61,140		16,636
Exchange (loss) gain, net		(33,129)		265,580		(776,719)
Gain from monetary position		458,294		240,324		347,376

		(223,596)		(243,588)		(1,247,624)

OTHER EXPENSES, NET		(39,769)		(21,361)		(17,273)

Loss before provision for asset tax		(567,554)		(670,994)		(1,421,788)
Asset tax (Note 16)		(5,056)		(4,532)		(4,527)

Net loss	Ps	(572,610)	Ps	(675,526)	Ps	(1,426,315)

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Capital stock				Restatement of capital stock		Deficit from restatement		Accumulated losses		Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable
Balance at December 31, 1999	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,025,228)	Ps	(5,262,840)	Ps	2,870,981	Ps	2	Ps	2,870,983

Changes in 2000:
Net loss		—		—		—		—		(572,610)		(572,610)		—		(572,610)
Deficit from restatement		—		—		—		(196,344)		—		(196,344)		—		(196,344)

Comprehensive loss		—		—		—		(196,344)		(572,610)		(768,954)		—		(768,954)

Balance at December 31, 2000		300		5,371,086		3,787,663		(1,221,572)		(5,835,450)		2,102,027		2		2,102,029

Changes in 2001:
Net loss		—		—		—		—		(675,526)		(675,526)		—		(675,526)
Deficit from restatement		—		—		—		(351,712)		—		(351,712)		—		(351,712)

Comprehensive loss		—		—		—		(351,712)		(675,526)		(1,027,238)		—		(1,027,238)

Balance at December 31, 2001		300		5,371,086		3,787,663		(1,573,284)		(6,510,976)		1,074,789		2		1,074,791

Changes in 2002:
Net loss		—		—		—		—		(1,426,315)		(1,426,315)		—		(1,426,315)
Gain from restatement		—		—		—		416,096		—		416,096		—		416,096

Comprehensive loss		—		—		—		416,096		(1,426,315)		(1,010,219)		—		(1,010,219)

Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,157,188)	Ps	(7,937,291)	Ps	64,570	Ps	2	Ps	64,572

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	2000		2001		2002
OPERATING ACTIVITIES:
Net loss	Ps	(572,610)	Ps	(675,526)	Ps	(1,426,315)

Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Depreciation and amortization		869,852		1,019,238		943,978

		297,242		343,712		(482,337)

Changes in working capital:
Trade receivables, net		(7,081)		21,718		(80,217)
Receivable from domestic operators, net		(40,670)		250,437		96,816
Due from affiliates and other related parties		194,585		8,439		(123,977)
Recoverable taxes and other receivables		4,286		610		29,072
Other accounts receivable, prepaid expenses		—		—		—
and other assets		(29,540)		12,121		33,398
Restricted investments		21,552		367,974		335,913
Accounts payable		(1,531,356)		(224,402)		(10,226)
Due to affiliates and other related parties		179,952		(121,792)		24,184
Accrued expenses and other payables		266,693		66,641		159,346

Resources (used in) provided by operating activities		(644,337)		725,458		(18,028)

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(563,360)		(798,547)		(234,014)
Deferred charges and other assets		(117,393)		(127,470)		17,339
Restricted investments		788,481		366,548		—

Resources provided by (used in) investing activities		107,728		(559,469)		(216,675)

FINANCING ACTIVITIES:
Bank loans and notes payable, net		17,188		425,673		(240,522)
Issuance of senior debt notes		(493,393)		(536,684)		374,603

Resources (used in) provided by financing activities		(476,205)		(111,011)		134,081

(Decrease) increase in cash and cash equivalents		(1,012,814)		54,978		(100,622)
Cash and cash equivalents, beginning of period		1,215,653		202,837		257,815

Cash and cash equivalents, end of period	Ps	202,837	Ps	257,815	Ps	157,193

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

1.    INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunication network in Mexico, offering local, domestic and international long distance call services, internet as well as transmission of data and video. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. The concession places certain performance conditions on the Company with respect to the roll out and expansion of its network, quality of its services, rates and billing systems, compliance with the term established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and calendar established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 178 cities at December 31, 2002.

On May 30, 2000, the Ministry of Communications amended Alestra’s long distance concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession has been recently modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

2.    LIQUIDITY AND CAPITAL RESOURCES

Alestra’s cash flows from operations were not sufficient to meet the interest payment on its senior notes due in November 2002 and May 2003. Alestra also has other debts, which are mentioned in Note 10.

Alestra incurred substantial debt obligations in the construction of its telecommunications network. The existing senior notes (see note 11), which account for approximately 77% of the total liabilities, require annual service payments of approximately Ps. 745,782 (US$74.3million), including additional amounts required to be paid in connection with withholding taxes. Upon the consummation of the existing notes offering in 1999, the Company deposited US$194.0 million of the proceeds of the offering in an escrow account to service the first six interest payments on the existing notes. Alestra has not made any interest payments on the existing notes from its operations. The Company made the first six interest payments from the escrow account, there is no more cash available in those accounts and the Company’s operations have not been able to produce enough cash flows to cover the payments of the interest that became due on November 15, 2002 and on May 15, 2003.

As of the date of these financial statements, Alestra is significantly overdue in making the November 15, 2002 interest payment and the grace period for making the May 15, 2003 interest payment expired on June 15, 2003. In the short term, the Company does not expect cash flows from its operations to be sufficient to make upcoming interest payments on the existing notes unless it receives additional funding from an outside source.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Due to the fact that the Company did not make the November 15, 2002 and May 15, 2003 interest payment on the existing notes, the trustee or the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, Alestra will not be able to pay the overdue interest of US$74.3 million or the accelerated principal amount of Ps. 5,951,547 (US$570.0 million), and some of its creditors would have the option to take legal actions against it, including instituting a Concurso Mercantil in Mexico, through which the creditors may require the dissolution of the company. Additionally, Alestra may also choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. The Company classified the senior notes as current liabilities as of December 31, 2002.

To address Alestra’s liquidity crisis and to maintain the Company’s viability, management of the Company has refocused its business strategy and implemented a number of short-term measures that resulted in cost savings. Key elements of the strategy include, among others, restructuring the existing senior notes, reducing the cost structure, focusing capital expenditures on business that may offer more attractive margins and capturing future growth in the data and internet sector. The principal objective of restructuring the existing notes is to reduce Alestra’s interest payments and extend the maturity dates of the existing notes.

The financial statements do not include any adjustments that might result from the outcome of this situation.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants. (“MIPA”). A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America (“U.S. GAAP”) is included in Note 20.

The principal accounting policies followed by the Company are as follows:

a.    Basis of presentation

The consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol “Ps.”

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 3i) and the allowance for doubtful accounts (see Note 4). Actual results could differ, from those estimates.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

b.    Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:

—	The statements of income and changes in stockholders’ equity were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred.

—	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

—	All consolidated financial statements presented are expressed in constant Mexican pesos of purchasing power of June 30, 2003.

—	The financial statements of the Company for prior periods have been restated for comparability purposes to the information of the most current period presented, therefore the Company has restated all financial statements to December 31, 2002, purchasing power by applying the rates of inflation as follows:

	Inflation rate for the period	Cumulative Inflation rate as of period ended on December 31, 2002
2000	8.95%	20.30%
2001	4.40%	11.35%
2002	5.70%	6.95%
2003	1.25%	1.25%

The methodology for the restatement of the financial statements is as follows:

Restatement of non-monetary assets:

As set forth in note 3-e, real estate and equipment, net is restated using NCPI factors. Equipment of a non-Mexican origin is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

Restatement of stockholders’ equity:

The restatement of capital stock, contributed capital and accumulated losses is determined by applying NCPI factors from the dates on which capital was contributed and earnings were generated, and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts. The deficit from restatement represents the difference between the cost value of equipment of non-Mexican origin as indicated in the above paragraph and the restated cost value by NCPI.

Gain from monetary position:

Gain from monetary position represents the inflationary effect, measured in terms of the NCPI, on the monetary assets and liabilities of the Company at the beginning of each month.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

c.    Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term time deposits and money market accounts, to be cash equivalents.

d.    Restricted investment

In 2001 restricted investment, consisting of U.S. Government treasury securities, were carried at amortized cost plus accrued interest in accordance with respective maturity of the securities.

e.    Real estate and equipment, net

Real estate and equipment are recorded at acquisition cost, restated using inflation factors derived from the NCPI. In accordance with the Modified Fifth Amendment of Bulletin B-10 (“Fifth Amendment”), real estate and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI, except for machinery and equipment of a non-Mexican origin, which is restated using an index reflecting the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

The adoption of the Fifth Amendment resulted in a Ps. 1,573,284 and Ps. 1,157,188 reduction in the accumulated net book value of non-Mexican origin equipment as of December 31, 2001 and 2002, respectively, and is recorded as a deficit in the restatement of capital with corresponding reductions to stockholders’ equity.

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

Depreciation is calculated through the straight-line method over the useful lives of the assets, as estimated by the Company and references from Comisión Federal de Telecomunicaciones (COFETEL). The estimated useful lives are as follows:

Years
Buildings	25
Telephone network	12 to 28
Billing and costumer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

f.    Deferred charges and other, net

Deferred charges and other are recorded at acquisition cost, restated using inflation factors derived from the NCPI.

Preoperating expenses consist of incorporation and operating costs incurred from October 13, 1995 (Inception date) through roll out completion including wages, salaries and benefits, advertising and promotional

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization is calculated using the straight-line method over a term of ten years.

Leasehold improvements are amortized over the shorter of the life of the improvement term or the lease term. Internal use software costs are amortized over three years.

g.    Capitalized financing costs

The Company capitalizes the comprehensive financing costs attributable to assets under construction and preoperating expenses. Capitalized comprehensive financing costs include interest costs, gains or losses from monetary position and foreign exchange gains or losses.

h.    Long-lived assets

The Company evaluates potential impairment loss relating to long—lived assets, primarily real estate, equipment and preoperating expenses, by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell. Testing whether an asset is impaired and for measuring the impairment loss is performed for assets groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In 2001 and 2002 the Company has performed the analysis of long-lived and intangible assets for impairment. In accordance with its analysis, expected future undiscounted cash flows are higher than the carrying value of the Company’s assets and, accordingly, the Company, has not recognized any impairment loss.

i.    Revenue recognition

Revenues from domestic and international long distance services are recognized based on minutes of traffic processed by the Company. Revenues from international long distance services into Mexico are recognized on the basis of the proportional return regulations.

Pursuant to the international long distance regulations issued by the COFETEL, international long distance telephone traffic into and out of Mexico is routed using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempted are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. During 2000, 2001 and 2002, certain incoming international telephone traffic, in calls attempt, allocated to the Company pursuant to the proportional return system was processed by Telmex and other long distance carriers.

In 2000, 2001 and 2002, the Company recorded the revenue for the traffic it had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

estimated minutes in conformity with the Company’s experience and the authorized rates. Estimated minutes are adjusted to actual minutes once known.

As a result of the agreements signed with Telmex mentioned in Note 19, the Company agreed with Telmex to apply a fee per attempted call, for the years 2001 and 2002, applicable to the attempts determined by the committee composed of long distance operators. This fee includes Telmex’s experience to convert estimated minutes per attempted call and the rates described below.

Revenue from international long distance services reflect income obtained under bilateral contracts between the Company and foreign operators, the amounts obtained from clients of the Company in Mexico and the income from proportional return system described above. The aforementioned bilateral contracts determine the payment rates of the Company to foreign operators for the use of their telephone networks in long distance interconnections invoiced in Mexico and from the foreign operators to the Company for the use of the telephone network of the latter for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator and by the main operator in Mexico, currently Telmex, and they are recorded in COFETEL.

In 2000, the average international settlement rates for interconnection calls between the United States and Mexico, was negotiated by Telmex and the main foreign carries, and amounted to US$0.190 per minute. This rate was authorized by COFETEL and used by the Company in that year.

In 2001, Telmex submitted to the approval of COFETEL the rates of payments classification, contained in the contract entered into by Telmex and MCI International, which would be applicable to all settlement rates of international long distance services exchanged between Mexico and the United States. COFETEL authorized a US$0.155 per minute rate.

Due to the fact that Telmex had not reached a rates agreement with AT&T and excluded Alestra from the negotiation process for the applicable settlement rate, the Company contested such settlement rate, and therefore it used other settlement rates, which were agreed with is main foreign carrier, until an agreement was reached between Telmex and AT&T. (See note 13d). On January 24, 2003, Alestra entered into an omnibus agreement with Telmex in which, among other things, the Company settled any potential liability it may have had to Telmex as a result of the application of different settlement rates.

In 2002, Telmex submitted to the approval of COFETEL the rates of payments classification, contained in the contract entered into by Telmex and the main foreign carrier, which would be applicable to the settlement rates of international long distance services exchanged between Mexico and the United States. COFETEL authorized the following rates that were used by the Company:

•	From January 1 to February 28, 2002, the settlements rate was US$0.135 per minute.

•	Telmex, MCI International and AT&T reached an agreement to reduce the settlement rates between Mexico and the United States for the period from March 1 to December 31, 2002 and for the year 2003. Under this agreement, a differentiated settlement rate scheme applies, depending on the city of termination in Mexico and rates are US$0.055, US$0.0850 and US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

All other revenues are recorded when services are rendered.

j.    Transactions in foreign currency and exchange differences

Monetary assets and liabilities denominated in foreign currencies, mainly U.S. dollars (US $), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to comprehensive financing result.

k.    Advertising

Advertising costs incurred prior to the commencement of operations were capitalized as part of the preoperating costs of the Company. Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as incurred.

l.    Income taxes and employees’ statutory profit sharing

Income tax and employees’ statutory profit sharing are recorded using the assets and liabilities method with an integral approach. Under this method a deferred tax is recognized for all the differences between accounting and tax values of assets and liabilities.

m.    Risk concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, receivables from domestic operators and restricted investments.

The Company maintains its cash and cash equivalents with various major financial institutions, including BBVA-Bancomer (related party), and are principally invested in short-term time deposits and money market accounts.

In 2001 the Company’s restricted investments consist of a trust fund (see note 7) in U.S. Government securities deposited in mayor financial institution outside of Mexico.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibility of all receivables (see note 4).

Approximately 70.3%, 52.6% and 76.8% of the Company’s income related to international long distance services for the years ended December 31, 2000, 2001 and 2002, respectively, were generated from telephone traffic exchanged between AT&T (related party) and the Company.

In order to service its customers, Alestra must interconnect with and use the telephone network of Telmex, the only current provider of local telephone services covering all Mexico. The interconnection and other surcharge rates Alestra must pay Telmex are filed with COFETEL. For the years ended December 31, 2000, 2001 and 2002, interconnection costs, including special projects (Note 15) amounted to Ps 1,383,823, Ps 1,307,316 and Ps 963,399, respectively.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

n.    Severance compensations

The cost of the employee retirement plans (pension and seniority premiums) that Servicios Alestra has established for its personnel are recognized as expenses of the years in which the services are rendered, in accordance with actuarial studies made by independent experts and in accordance with Bulletin D-3 “Labor Obligations” issued by the Mexican Institute of Public Accountants.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, is charged to income in the year in which it becomes payable.

o.    Comprehensive (loss) income

As from January 1, 2001, the Company adopted the provisions of Statement B-4 “Comprehensive Income”, which require that the different concepts comprising the capital earned during the year, are stated in the statement of changes in stockholders’ equity, under the item called comprehensive expense or income.

p.    New accounting principles

In January 2002, the MIPA issued Statement C-8 “Intangible Assets” effective as from January 1, 2003. This statement establishes criteria for the recognition of intangibles assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. The adoption of statement C-8 will not any impact on Alestra’s consolidated financial activities.

In January 2002, the MIPA issued Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. Management is currently evaluating the impact that adoption of statement C-9 will have on its consolidated financial activities.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

4.    TRADE RECEIVABLES, NET

As of December 31, 2001 and 2002, trade receivables, net consists of the following:

	2001	2002
Trade receivables	Ps 763,361	Ps 990,167
Less: allowance for doubtful accounts	(341,507)	(488,096)

	Ps 421,854	Ps 502,071

For the years ended December 31, 2001 and 2002, the allowance for doubtful accounts is analyzed as follows:

	2000	2001	2002
Balance at beginning of year	Ps 384,379	Ps 422,679	Ps 341,507
Provision charges (l)	101,389	119,936	162,972
Write off of receivables	(107,462)	(180,515)	—
Restatement effect in constant pesos as of June 30, 2003	44,373	(20,593)	(16,383)

Balance at end of year	Ps 422,679	Ps 341,507	Ps 488,096

(1)	The Company decided to reserve trade receivables which are one day past due.

5.    ACCOUNTS RECEIVABLE AND PAYABLE AND TRANSACTIONS WITH AFFILIATES AND        OTHER RELATED PARTIES

	2001	2002
Due from:
AT&T Corporation and affiliates	Ps 28,065	Ps 136,226
BBVA-Bancomer and affiliates	11,100	20,788
Alfa and affiliates	20,514	26,642

	Ps 59,679	Ps 183,656

	2001	2002
Due to:
AT&T Corporation and affiliates	Ps 63,830	Ps 66,533
BBVA-Bancomer and affiliates	—	—
Alfa and affiliates	3,229	24,711

	Ps 67,059	Ps 91,244

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

During 2000, 2001 and 2002 the main transactions carried out with affiliates and other related parties were as follows:

	2000	2001	2002
International long distance settlement revenue (a)	Ps 1,095,250	Ps 1,098,388	Ps 1,615,029
International long distance settlement expense (a)	722,676	275,715	828,292
Administrative services received (b)	66,338	55,592	54,482
Internet services costs (c)	27,143	9,199	2,699
Income from marketing services (d)	17,615	16,209	11,248
Interest income (e)	9,756	3,454	2,174
Trade and service marks license fee (f)	32,965	30,693	30,195
Technical services expenses (g)	89,712	70,638	31,243
Rent expense (h)	—	—	20,440

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 3-i.

(b)	The Company has entered into several administrative service agreements with Onexa and AT&T.

(c)	This amount corresponds to the costs of services received from an affiliate AT&T, regarding the payment of Internet Dial Up Services.

(d)	This amount corresponds to marketing services rendered by Servicios Alestra to AT&T in national territory.

(e)	This amount corresponds to investment interest and loans with affiliated companies.

(f)	The Company entered into a trade and service mark license agreement with AT&T, which allows the Company to use certain trade and service marks of AT&T in exchange for a minimum payment of Ps. 30,195 (US $3.0 million).

(g)	AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

(h)	It corresponds to expenses for office leasing agreement held by and between Servicios Alestra and BBVA-Bancomer.

6.    PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of December 31, 2001 and 2002, consist primarily of advertising time, bank commissions and fees.

7.    RESTRICTED INVESTMENTS

Restricted investment as of December 31, 2001, consist of U.S. Government securities and accrued interest thereon, of approximately Ps. 335,913 (US$34,332), which were not available for administration since they were deposited in a trust managed by the US Bank Trust National Association. There were no registered investments as of December 31, 2002.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

8.    REAL ESTATE AND EQUIPMENT, NET

As of December 31, 2001 and 2002, real estate and equipment, net, consists of the following:

	2001		2002
Land	Ps	136,626	Ps	136,626
Buildings		99,942		100,189
Furniture, fixtures and other		191,535		207,616
Hardware equipment		409,950		422,899
Transportation equipment		18,885		17,080
Telephone network		5,575,173		6,017,599
Billing and customer care software		642,011		1,029,407
Investments in progress		408,764		66,859

		7,482,886		7,998,275
Less: accumulated depreciation and amortization		(2,040,641)		(2,501,612)

Total	Ps	5,442,245	Ps	5,496,663

On September 26, 2000 the Company’s Management decided to substitute the original billing and customer care software currently in operation. The new software started operating in June 2002 with the migration of residential clients. The Company initiated the accelerated amortization of the balance of the above mentioned billing and customer care software which was fully amortized in June 2002.

Amortization of billing and customer care software charged to income was Ps. 97,753, Ps. 226,384 and Ps. 58,589 for the years ended December 31, 2000, 2001 and 2002, respectively.

Depreciation charged to income, not including amortization of billing and customer care software, mentioned above was Ps. 520,172, Ps. 456,261 and Ps. 534,708 for the years ended December 31, 2000, 2001 and 2002 respectively.

Real estate and equipment as of December 31, 2002, includes net capitalized financial costs of Ps. 108,668. Investment in progress as of December 31, 2001 consists mainly of investments in the new billing and customer care software and as of December 31, 2002 consists mainly of investments in connections from the end-customer to Alestra’s network.

9.    DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2001 and 2002, deferred charges and other consist of the following:

	2001	2002
Preoperating expenses (a)	Ps1,977,242	Ps1,977,242

Capitalized expenses derived from issuance of senior notes (b)	248,582	248,582
Frequency bands (c)	144,682	144,682
Leasehold improvements	110,625	110,626
Software (d)	436,553	436,553
Other assets	159,487	162,111

	3,077,171	3,079,796
Less: accumulated amortization	(1,373,205)	(1,741,451)

Total deferred charges and other	Ps1,703,966	Ps1,338,345

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Amortization charged to income was Ps. 349,681, Ps. 336,591 and Ps. 348,283 for the year ended, December 31, 2000, 2001 and 2002 respectively.

a.    Preoperating expenses

Wages, salaries and benefits	Ps 965,230
Advertising and promotion	573,580
Professional fees	84,208
Other	354,224

Ps1,977,242

At December 31, 2001 and 2002 preoperating expenses include Ps. 43,092 of capitalized financing income.

b.    Debt issuance costs

Debt issuance costs represent expenses incurred for the issuance of the Notes and are analyzed as follows:

2001 and 2002
Fees and expenses to agents	Ps231,255
Sundry fees	12,776
Other	4,551

Ps248,582

These costs are amortized on a straight-line basis over the term of the Notes. Amortization expense amounted to Ps 32,230, Ps. 29,996 and Ps. 29,128 for the years ended December 31, 2000, 2001 and 2002, respectively, and is included in interest expense.

c.    Frequency bands

In 1997, the Company obtained two national wireless telecommunications point-to-point concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency bands amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to Ps. 7,799, Ps. 7,644 and Ps. 7,262, respectively.

d.    Software

Software costs consist of purchased internal use software. Software amortization expense for the years ended December 31, 2000, 2001 and 2002, amounted to Ps. 81,528, Ps. 81,479 and Ps. 68,285, respectively.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

10.    BANK LOANS AND NOTES PAYABLE

As of December 31, 2001 and 2002, bank loans and notes payable consist of the following:

	2001		2002
Revolving bank loan for US$25 million with Banque Nationale de Paris, Paribas, with maturity in July 2002, at an interest rate of LIBOR plus 1.5%.	Ps	244,604	Ps	—
Notes payable to Hewlett Packard de México, S. A. de C. V. for to US$19.2 million at a 10.08% annual rate for the supply of equipment for telecommunications projects with maturity in 2005. At December 31, 2002 it amounts to US$15.0 millions (1)		160,327		157,395
Capital lease contract with The Capita Corporation de México, S. A. de C. V., for US$7.0 million for telecommunications equipment. At December 31, 2002 it amounts to US$4.3 million(US$3.9 million in 2001) (2)		37,926		44,940

	Ps	442,857	Ps	202,335
Short term bank loans		(244,602)		—
Current portion of the long term debt		(44,928)		(94,421)

Long term debt	Ps	153,327	Ps	107,914

(1) At December 31, 2002, the minimum future payments corresponding to the notes payable to Hewlett Packard de México, S. A. de C. V., are analyzed as follows:

2003	Ps	69,389
2004		79,573
2005		8,433

	Ps	157,395

(2) The long term capital lease contract was entered into to acquire telecommunication equipment, it is denominated is US dollars amounting to Ps. 44,941 (US$4,304), and bears interests between 9.18% and 8.1% annual rate. This leasing is payable in 36 monthly payments of Ps. 2,338 (US$224) each, expiring in June 2005.

Annual maturities of the long term capital leases are as follows:

	2002
2003	Ps	25,031
2004		18,161
2005		1,748

	Ps	44,940

11.    SENIOR DEBT NOTES AND BANK LOANS

In May 1999, the Company completed an offering of senior notes, priced to yield gross proceeds of Ps. 5,951,547 (US $570 million). The senior notes are divided in two portions, US $270 million (“the Seven-Year Notes”) and US $300 million (“the Ten-Year Notes”), maturing on May 15, 2006 and May 15, 2009, respectively.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Interest on the Seven-Year Notes was payable semiannually at a rate of 12.125% commencing November 15, 1999. Interest on the Ten-Year notes is payable semiannually at a rate of 12.625%, commencing November 15, 1999.

The Seven-Year Notes are redeemable at the option of the Company, in whole or in part, at any time, at a redemption price equal to the greater of the following: (1) 100% of the principal amount there of or (2) as determined by an independent investment banker at the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semiannual basis at a comparable treasury rate for such redemption rate plus 0.50%, plus accrued and unpaid interest to the redemption date.

The Ten-Year Notes are not to be redeemable at the option of the Company prior to May 15, 2004. There after, they will be redeemable at the Company’s option, in whole or in part, at any time or from time to time, initially at 106.313% of the principal amount plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest on or after May 15, 2007.

In addition, at any time and from time to time prior to May 15, 2002, Alestra may redeem in the aggregate up to 35% of the principal amount of the senior notes with the proceeds of one or more equity offerings, at a redemption price of 112.125% of the principal amount of the Seven-Year Notes or 112.625% of the principal amount of the Ten-Year Notes, plus in each case accrued interest to the redemption date; provided however that:

(1)	at least 65% of the principal amount of the Ten-Year Notes and the Seven-Year Notes initially issued, as the case may be, must remain outstanding after each redemption and (2) notice of each redemption is mailed within 60 days of each such equity offering.

Interest payable for the first six scheduled interest payments (beginning November 1999) were guaranteed as described in Note 7.

The indenture agreement contains certain covenants which, among other things, restricts the ability of the Company to incur or guarantee additional indebtedness, make payments of dividends, investments or other restricted payments, create liens, issue or sell stock of certain subsidiaries, enter into certain transactions with stockholders or affiliates, sell assets or enter into consolidation and merger transactions. In addition and subject to exceptions, among them the debt to finance assets for telecommunication purposes, the Company may not incur additional indebtedness.

As explained in Note 2, the Company has initiated the restructuring of all its senior notes due to the fact that its cash flows from operations were not sufficient to meet the interest payment due on November 15, 2002 and May 15, 2003. As of December 31, 2002 and 2001 accrued interest, amounting to Ps 465,907 (US$44.6 millions) and Ps 91,780 (US$9.3 millions) respectively, was included in the accrued expenses and other payables caption of the balance sheet.

12.    STOCKHOLDERS’ EQUITY

The capital stock of Alestra is variable with a fixed minimum of Ps. 300 and an unlimited maximum. At December 31, 2001 and 2002, the subscribed and paid-in capital stock amounted to Ps. 5,371,386 (nominal value). It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A” which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

and voting rights, and has no ownership restrictions; and (c) Series “N” which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantil Organizations, and may be acquired by Mexican and foreign investors in accordance the applicable legal regulations.

The Company’s capital stock comprises the following:

Onexa, S. A. de C. V.				AT&T Telecom México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	958,792	“A”	—	Ps	—	Ps	958,792
“B”	—		—	“B”	17.15		921,192		921,192
“N”	33.15		1,780,615	“N”	31.85		1,710,787		3,491,402

Total	51.00	Ps	2,739,407	Total	49.00	Ps	2,631,979	Ps	5,371,386

At December 31, 2001, the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	459	Ps	759
Variable		5,371,086		3,787,204		9,158,290

Total capital stock		5,371,386		3,787,663		9,159,049

Deficit from restatement		—		(1,573,284)		(1,573,284)
Accumulated losses		(5,042,441)		(1,468,535)		(6,510,976)

Total accumulated deficit		(5,042,441)		(3,041,819)		(8,084,260)

Majority interest		328,945		745,844		1,074,789
Minority interest		2		—		2

Total stockholders’ equity	Ps	328,947	Ps	745,844	Ps	1,074,791

At December 31, 2002 the restated figures of stockholders’ equity were as follows:

	Nominal value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	459	Ps	759
Variable		5,371,086		3,787,204		9,158,290

Total capital stock		5,371,386		3,787,663		9,159,049

Deficit from restatement		—		(1,157,188)		(1,157,188)
Accumulated losses		(6,413,999)		(1,523,292)		(7,937,291)

Total accumulated deficit		(6,413,999)		(2,680,480)		(9,094,479)

Majority interest		(1,042,613)		1,107,183		64,570
Minority interest		2		—		2

Total stockholders’ equity	Ps	(1,042,611)	Ps	1,107,183	Ps	64,572

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Under Mexican Corporate Law, interested third parties can request the dissolution of the Company if accumulated losses exceed two-thirds of capital stock. At December 31, 2002, Alestra’s accumulated losses, exceeded two-thirds of its capital stock amounting to Ps. 9,094,479, see note 1.

13.    CONTINGENCIES AND COMMITMENTS

a. At December 31, 2002 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2002, future minimum lease payments under noncancelable operating leases with terms in excess of one year are as follows:

2003	Ps	62,651
2004		69,476
2005		71,409
2006		73,777
2007 and thereafter		93,181

	Ps	370,494

Rental expense was Ps. 66,096, Ps. 69,766 and Ps. 65,563 for the years ended December 31, 2000, 2001 and 2002, respectively. Rental expense of Ps. 35,991 was capitalized to preoperating costs in 1996.

b. As of December 31, 2001 and 2002, the Company obtained performance bonds for approximately Ps. 135,128 and Ps. 53,153, respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c. As of December 31, 2001 and 2002 the Company had outstanding commitments to acquire equipment and other capital expenditures related with the construction of its telecommunications network of approximately US$8.3 million (Ps. 80,911) and US$9.4 million (Ps.98,370) respectively.

d. On October 2, 2001, Alestra filed a motion to vacate before the Fiscal and Administrative Court of Justice, against the resolution issued by the Cofetel on June 19, 2001, through which it approved the International settlement rates applicable for 2001, 2002 and 2003 agreed upon by Telmex and WorldCom. Alestra applied a different rate with AT&T in 2001. Again, on October 23, 2002, Alestra filed a motion to vacate before the Federal Court of Fiscal and Administrative Justice, against the resolution issued by the Cofetel on August 6, 2002, through which it approved the liquidation tariffs applicable to 2002 and 2003 agreed by and between Telmex and WorldCom. Through an agreement dated October 28, 2002, the Federal Court of Fiscal and Administrative Justice resolved to reject the motion to vacate, arguing that it does not represent a direct detriment to Alestra. As a result on December 4, 2002, Alestra filed a complaint appeal against such resolution before the Federal Court of Fiscal and Administrative Justice.

The Company’s attorneys expect a favorable resolution of the motion. On January 24, 2003 Alestra entered into an omnibus agreement with Telmex in which, among other things, Alestra settled any potential liability it may have had to Telmex a result of the application of different liquidation rates. If the motion is lost, Alestra will not permitted to participate in the negotiation of the international settlement rates in the future, and the Court upholds the Telmex international settlement rate for 2001. Alestra will not incur any financial losses as a result of the application of the different settlement rate in 2001 and may in fact be entitled to financial payments from the other telecommunication carriers other than Telmex. In the past, Alestra has not been able to collect those financial payments.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

e. Servicios Alestra has a contingent liability for indemnities payable to personnel in case of dismissal under certain circumstances set in forth the Mexican Federal Labor Law.

14.    SEGMENTS

The Company operates in four segments, mainly: national long distance, international long distance, data transmission services and local services. The reported segments of the Company represent the specific types of telecommunication services and products that the company offers and internally analyzes.

The Company’s management uses the information of income and costs of sales by segments to evaluate performance, make general operation decisions and assign resources. Telecommunication services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administrative and sales expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same than those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended December 31, 2000, 2001 and 2002 are shown as follows:

	Long distance				Data and Internet		Local Service
Years ended	National		International						Total
2000
Revenues	Ps	2,158,717	Ps	2,566,555	Ps	373,204	Ps	—	Ps	5,098,476
Costs (excluding depreciation)		1,573,650		1,089,747		130,314		—		2,793,711

Gross profit	Ps	585,067	Ps	1,476,808	Ps	242,890	Ps	—	Ps	2,304,765

Administration, selling and other operating expenses										(1,739,102)
Depreciation and amortization										(869,852)

Operating loss										(304,189)

Comprehensive financial result										(223,596)

Other expenses, net										(39,769)

Loss before provision for asset tax										(567,554)
Asset tax										(5,056)

Net loss									Ps	(572,610)

	Long distance				Data and Internet		Local Service
Years ended	National		International						Total
2001
Revenues	Ps	2,080,167	Ps	1,510,415	Ps	596,087	Ps	32,693	Ps	4,219,362
Costs (excluding depreciation)		897,773		737,147		171,454		11,705		1,818,079

Gross profit	Ps	1,182,394	Ps	773,268	Ps	424,633	Ps	20,988	Ps	2,401,283

Administration, selling and other operating expenses										(1,788,090)
Depreciation and amortization										(1,019,238)

Operating loss										(406,045)

Comprehensive financial result										(243,588)

Other expenses, net										(21,361)

Loss before provision for asset tax										(670,994)
Asset tax										(4,532)

Net loss									Ps	(675,526)

2002
Revenues	Ps	1,462,596	Ps	2,102,747	Ps	795,451	Ps	133,789	Ps	4,494,583
Costs (excluding depreciation)		566,795		1,272,237		201,034		22,713		2,062,780

Gross profit	Ps	895,801	Ps	830,510	Ps	594,417	Ps	111,076	Ps	2,431,803

Administration, selling and other operating expenses										(1,644,716)
Depreciation and amortization										(943,978)

Operating loss										(156,891)

Comprehensive financial result										(1,247,624)

Other expenses, net										(17,273)

Loss before provision for asset tax										(1,421,788)
Asset tax										(4,527)

Net loss									Ps	(1,426,315)

The Company does not have significant assets outside of Mexico. In 2002, 76.8% of the revenue from international long distance services of the Company is generated by AT&T (see notes 3-m and 5).

15.    COSTS OF SPECIAL PROJECTS

In connection with the liberalization of the Mexican long distance market, the Ministry of Communications authorized Telmex to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its system to allow interconnection (“Special Project Charges”). The Ministry of Communications issued a resolution on May 28, 1997 which set the total Special Project Charges at US$422 million (Ps. 4,406,233 at December 31, 2002) this amounts increases at a 12% annual rate. The resolution requires the Special Project Charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, number of interconnection ports and the total number of carriers interconnecting with Telmex, over a seven-year period. The current resolution also makes reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

As a result of the contract signed with Telmex, mentioned in Note 19, the Company agreed that Telmex has the right to recover US$422 million (Ps. 4,406,233) from interconnected operators as costs of special projects and an additional amount of US$ 132 million (Ps. 1,378,254) corresponding to the maintenance of such projects. It was also agreed that these amounts would increase at a 10% annual rate and that Telmex would pay itself the corresponding proportional part. The parties agreed that Alestra would make an advance payment of Ps. 133,823 (US$13.6 million) on December 29, 2000 when the contract was signed. The remaining 85% would be paid at a rate of US$0.0053 per minute of interconnection at the same time as the interconnection rate and until the total amount is paid. The amount that Alestra is obligated to pay varies depending on its call volume and if Alestra does not connect any calls, it would no be obligated to make any special project payment to Telmex. The effects of these changes are described in Note 19.

In order to comply with these obligations of special projects, the Company has recorded total liabilities for Ps. 230,514 (US$23.5 million) and Ps. 207,925 (US$19.9 million) as of December 31, 2001 and 2002, respectively. The effect on costs, for the years ended December 31, 2000, 2001 and 2002 amounted to a credit for Ps. 86,894 (US$8.6), a charge for $123,762 (US$12.1 million) and a charge for $107,990 (US$10.7 million), respectively.

16.    INCOME TAX AND ASSET TAX

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2000, 2001 and 2002:

	2000		2001		2002
Statutory income tax rate	(35%	)	(35%	)	(35%	)
Plus (less) permanent nondeductible and accumulated items, net:
Permanent nondeductible items	(13%	)	(1%	)	3%
Depreciation and amortization	35%		38%		20%
Other items	2%		1%		—

	(11%	)	3%		(12%	)
Plus (less) temporary nondeductible and accumulated items, net:
Allowance for doubtful accounts	15%		6%		4%
Costs and provisions	(29%	)	(23%	)	10%
Noncumulative income	(21%	)	9%		—

	(46%	)	(5%	)	2%
Unapplied (amortization of) tax loss carryforwards	46%		5%		—
Applied tax loss carryforwards	—		—		(2%	)

Effective income tax rate	—		—		—

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

At December 31, 2001 and 2002 the main temporary differences for which deferred income tax was not recognized due to the Company’s tax loss carryforwards are:

	2001		2002
Noncumulative income	Ps	199,921	Ps	1,288
Allowance for doubtful accounts		(851,620)		(1,107,084)
Property and equipment, net		2,888,646		2,813,651
Preoperating expenses, net and other assets		1,134,477		683,347
Costs and provisions		(876,059)		976,247

Basis for calculation of deferred income tax	Ps	2,495,365	Ps	3,367,449

Tax loss carryforwards	Ps	(10,148,833)	Ps	(10,166,565)

Accumulated losses at December 31, 2002 may be carried forward after a restatement in conformity with the statutory future inflation rates, as follows:

2006	Ps	4,743,766
2007		3,115,108
2008		1,345,248
2009		118,591
2010		800,235
2011		25,884
2012		17,733

	Ps	10,166,565

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra.

17.    FOREIGN CURRENCY POSITION

As of December 31, 2001 and 2002 assets and liabilities, denominated in foreign currencies (U.S. dollar) were as follows:

	2001		2002
Assets	US$	60,607	US$	10,531
Short and long-term liabilities		(628,010)		(654,286)

Net	US$	(567,403)	US$	(643,755)

Nonmonetary assets of foreign origin	US$	556,651	US$	578,781

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Following is a consolidated summary of the main transactions in foreign currency:

	2000		2001		2002
Revenues	US$	169,147	US$	125,458	US$	177,213
Cost of services		(71,745)		(60,355)		(91,983)
Operating expenses		(17,842)		(28,492)		(29,585)
Interest income		14,043		5,137		1,139
Interest expense		(70,842)		(76,291)		(79,664)
Other income, net		4,925		4,209		1,432

Net (expense) income	US$	27,686	US$	(30,334)	US$	(21,448)

The exchange rates at December 31, 2001 and 2002, were Ps. 9.1423 and Ps. 10.3125 per U.S. dollar, respectively, as published by Banco de México (the Mexico central bank).

At July 30, 2003, date of issuance of the financial statements, the exchange rate was Ps. 10.4878 per U.S. dollar.

18.    FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

The fair value of the Company’s investment in restricted securities and senior notes are based on quoted market prices. The estimated fair values of these instruments at December 31, 2001 and 2002, are as follows:

	2001
	Carrying amount		Fair value		Difference
Restricted investments	Ps	335,913	Ps	342,840	Ps	(6,927)
Senior notes	Ps	5,576,945	Ps	4,322,131	Ps	1,254,814

	2002
	Carrying amount		Fair value		Difference
Senior notes	Ps	5,951,547	Ps	2,023,526	Ps	3,928,021

The notes are thinly traded financial instruments; accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

19.    CHANGES IN ESTIMATES

At December 29, 2000, Alestra entered into an agreement with Telmex in which both parties agree to terminate existing controversies and prevent any future ones. They agreed with Telmex to render different services in a non-discriminatory process with certain quality characteristics, they also agreed on measures to eliminate irregular international traffic as well as, established dates for local interconnection between Companies. Additionally, both parties recognize and agreed to settle mutual debts at the date of agreement in accordance with the established amounts in the agreement.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

As a result of signing this contract, the basis used by the Company to estimate liabilities derived from special projects charges, liabilities relative to the 58% interconnection subsidy, net accounts receivable derived from the revenues of the proportional return and the attributed interests to those balances, were changed. Likewise, the negotiation included the establishment of a maintenance cost that, even when previously established, has not been assessed before and is recorded for the first time.

The accumulated effect of the above-mentioned changes in estimates, entailed a charge to revenues amounting to Ps. 38,946 (US$3.6 million), credits to cost of services of Ps. 323,308 (US$32.6 million), which includes Ps. 129,612 for the 58% interconnection subsidy, Ps. 106,796 for the interconnection charge derived from normal operation and for other liabilities and Ps. 86,898 of special projects charges, and charges to interests expense of Ps. 160,522 (US$15.0 million) which are included in the consolidated statement of income for the year ended December 31, 2000. When the contract was signed, the Company made a net payment to Telmex amounting to US$76.3 million.

During May 2001, Alestra entered into an agreement with Avantel in which both parties agree to settle debts relative to the compensations derived from the proportional return system and uniform liquidation tariffs. This was agreed through a payment to Alestra of six monthly payments of US$2.25 million as from May 17, 2001, amounting to a total of US$13.5 million. Likewise, agreements were reached as to the joint review of the proportional return systems and the uniform liquidation tariffs.

20.    DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 3), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Year ended December 31,
	2000		2001		2002
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	Ps	(572,610)	Ps	(675,526)	Ps	(1,426,315)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense		(92,078)		(102,296)		(103,183)
Reversal of preoperating expense amortization		205,735		205,735		205,735
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(1,020)		(1,020)		(1,020)
Depreciation of capitalized interest under U.S. GAAP		(6,165)		(6,165)		(6,165)

Total U.S. GAAP adjustments		106,472		96,254		95,367

Net loss under U.S. GAAP	Ps	(466,138)	Ps	(579,272)	Ps	(1,330,948)

	2000		2001		2002
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,102,029	Ps	1,074,791	Ps	64,572

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		1,008,102		1,257,518		738,239
Preoperating expenses		(1,977,242)		(1,977,242)		(1,977,242)
Accumulated amortization of preoperating expenses		689,426		895,161		1,100,896
Minority interest under Mexican GAAP		(2)		(2)		(2)
Comprehensive financing costs and interest capitalization		43,092		43,092		43,092
Accumulated depreciation for comprehensive financing cost and interest capitalization		(7,185)		(14,370)		(21,555)

Total U.S. GAAP adjustments		(243,809)		204,157		(116,572)

Total stockholders’ equity under U.S. GAAP	Ps	1,858,220	Ps	1,278,948	Ps	(52,000)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2001		2002
Balance at beginning of period	Ps	1,858,220	Ps	1,278,948
Net loss for the year		(579,272)		(1,330,948)

Balance at end of period	Ps	1,278,948	Ps	(52,000)

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of December 31, 2001 and 2002 is as follows:

	2001		2002
Capital stock	Ps	9,159,049	Ps	9,159,049
Accumulated losses		(7,880,101)		(9,211,049)

Total stockholders’ equity under U.S. GAAP	Ps	1,278,948	Ps	(52,000)

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Under U.S. GAAP, the Company had a negative total stockholder’s equity of Ps52,000 as of December 31, 2002 while it had a positive total stockholder’s equity of Ps64,572 as of December 31, 2002 under Mexican GAAP.

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the years ended December 31, 2000, 2001 and 2002:

	2000		2001		2002
Net revenues	Ps	5,098,476	Ps	4,219,362	Ps	4,494,583
Cost of services (excluding depreciation)		(2,793,711)		(1,818,079)		(2,062,780)
Administration and selling		(1,739,102)		(1,788,090)		(1,644,716)
Depreciation and amortization		(763,380)		(922,984)		(848,611)

Operating loss		(197,717)		(309,791)		(61,524)

Interest income		169,929		61,140		16,636
Interest expense		(818,690)		(810,632)		(834,917)
Exchange (losses) gains		(33,129)		265,580		(776,719)
Gain from monetary position		458,294		240,324		347,376

		(223,596)		(243,588)		(1,247,624)
Other expense		(39,769)		(21,361)		(17,273)

Loss before asset tax		(461,082)		(574,740)		(1,326,421)
Asset tax		(5,056)		(4,532)		(4,527)

Net loss	Ps	(466,138)	Ps	(579,272)	Ps	(1,330,948)

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on preoperating expenses.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Deferred Income Taxes and Employees’ Statutory Profit Sharing

Starting January 1, 2000, the Company adopted the provisions of revised Statement D-4, “Accounting Treatment for Income Tax, Asset Tax and Employees’ Statutory Profit Sharing,” issued by the MIPA. This Statement significantly changes the previous accounting for determining deferred income taxes (the partial liability method), by establishing in its place the full liability method. Under this method, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases.

In the United States, Statement of Financial Accounting Standard N°. 109 (“SFAS 109”), “Accounting for Income Taxes,” requires recognition of deferred tax assets and liabilities associated with differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109, at December 31, 2001 and 2002, are as follows:

	2001		2002
Deferred tax assets:
Net operating loss carryforwards	Ps	3,805,713	Ps	3,551,056
Noncumulative income		(69,972)		(451)
Allowance for doubtful accounts		298,068		387,480
Provisions not yet deductible and other		306,620		(341,687)

Total deferred tax assets		4,340,429		3,596,398

Deferred tax liabilities:
Property and equipment, net		1,011,026		984,778
Preoperating expenses, net and other assets		397,068		239,172

Total deferred tax liabilities		1,408,094		1,223,950

Net deferred tax assets		2,932,335		2,372,448
Valuation allowance		2,932,335		2,372,448

Deferred income taxes	Ps	—	Ps	—

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2001 and 2002, that more likely than not will not be realized.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for the years ended December 31, 2000, 2001 and 2002 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to June 30, 2003 purchasing power.

	2000		2001		2002
OPERATING ACTIVITIES:
Net loss	Ps	(466,138)	Ps	(579,272)	Ps	(1,330,948)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(458,294)		(240,324)		(347,376)
Unrealized exchange losses		12,559		9,239		691,610
Depreciation and amortization		763,380		922,984		848,611
Allowance for doubtful accounts		113,281		128,355		169,875
Provision for special project charges		(92,017)		123,774		107,990
Changes in operating assets and liabilities:
Current assets		111,795		80,101		(156,488)
Current liabilities		(1,424,868)		(592,586)		241,603

Cash flows (used in) provided by operating activities		(1,440,302)		(147,729)		224,877

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(546,172)		(798,547)		(234,014)
Deferred charges and other assets		(117,394)		(127,470)		17,339
Restricted investment		848,660		705,541		361,541

Cash flows provided by (used in) investing activities		185,094		(220,476)		144,866

FINANCING ACTIVITIES:
Payments of bank loans		—		—		(302,820)
Proceeds from bank loans		—		355,539		49,756

Cash flows provided by (used in) financing activities		—		355,539		(253,064)

Net effect of inflation on cash and cash equivalents		242,393		67,644		(217,301)

(Decrease) increase in cash and cash equivalents		(1,012,815)		54,978		(100,622)
Cash and cash equivalents, beginning of period		1,215,652		202,837		257,815

Cash and cash equivalents, end of period	Ps	202,837	Ps	257,815	Ps	157,193

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	17,187	Ps	181,068	Ps	49,756

Interest and taxes paid:
Interest paid	Ps	883,957	Ps	765,271	Ps	23,848
Income taxes paid		5,056		4,532		3,468

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets.” SFAS No.141 supercedes APB opinion No. 16, “Business Combinations” and amends or supercedes a number of related interpretations of APB 16. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 supercedes APB opinion No. 17, “Intangible Assets”. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The adoption of the statement did not have a material impact on the Company’s financial statements.

The FASB also recently issued FASB Statement No. 143 (SFAS 143), Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 30, 2002. Management does not believe the adoption of the provisions of SFAS 143 will have a material impact on Alestra’s results of operations and financial position.

In 2001, the FASB also issued FASB Statement No. 144 (SFAS 144), Accounting for the Impairment of Long-Lived Assets which supercedes FASB Statement No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, and APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 provides new guidance on (1) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (2) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal years beginning after December 15, 2001. The adoption of the statement did not have a material impact on the Company’s financial statements.

In April 2002, FASB issued SFAS No. 145, “Rescission of SFAS Nos.4,44, and 64. Amendment of SFAS 13, and Technical Corrections as of April 2002”. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, and SFAS 64, “Extinguishments of Debt Made to Satisfy-Fund Requirements”. As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Portions of SFAS 145 will apply to us in 2003.

In July 2002, FASB issued Statement No. 146 (“SFAS 146”), “Accounting for Cost Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Tax Force Issue No. 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit and Activity (Including of certain Cost Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to exit plan. SFAS 146 also revises the definition of

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2002—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Alestra is currently evaluating the impact of this consensus on its results of operations, financial position and cash flows.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Alestra, S. de R.L. de C.V.:

We have reviewed the accompanying condensed consolidated balance sheet of Alestra, S. de R.L. de C.V. and Subsidiary, as of June 30, 2003, and the related condensed consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the six-month period then ended. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been prepared assuming that Alestra, S. de R.L. de C.V. will continue as a going concern. As more fully discussed in Note 1, the Company has not generated sufficient cash flows from its operation to make the November 15, 2002 and the May 15, 2003 interest payments on its existing senior notes and will not have the liquidity to make those payments or repay the outstanding principal amount of the existing notes when they come due at maturity unless it is successful in its new business strategy, its restructuring and a number of short-term measures intended to result in costs savings. The liquidity condition of the Company raises substantial doubts about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for the six-month periods ended June 30, 2002 and 2003 and the determination of consolidated stockholders’ equity as of June 30, 2002 and 2003 to the extent summarized in Note 3 to the unaudited condensed consolidated financial statements.

PricewaterhouseCoopers

Miguel Angel Puente Buentello,

Public Accountant

Monterrey, Nuevo León, México

July 30, 2003

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	December 31, 2002		June 30, 2003
			(Unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	157,193	Ps	327,890
Trade receivables, net		502,071		565,631
Due from affiliates and other related parties		183,656		145,835
Recoverable taxes		656		689
Other receivables		39,794		39,739
Prepaid expenses and other assets		20,573		41,954

Total current assets		903,943		1,121,738
REAL ESTATE AND EQUIPMENT, NET		5,496,663		5,411,113
DEFERRED CHARGES AND OTHER ASSETS, NET		1,338,345		1,178,096

Total assets		7,738,951		7,710,947

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Senior notes		5,951,547		5,974,056
Accounts payable to Telmex		426,109		375,162
Other accounts payable Bank loans and notes payable		116,639 94,421		55,917 110,961
Due to affiliates and other related parties		91,244		133,542
Accrued interest, expenses and other payables		843,489		1,139,205

Total current liabilities		7,523,449		7,788,843

LONG-TERM LIABILITIES:
Bank loans and notes payable		107,914		49,788
Other long-term liabilities		43,016		47,526

Total liabilities		7,674,379		7,886,157

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,787,663		3,787,663

		9,159,049		9,159,049
Accumulated deficit		(9,094,479)		(9,334,261)

Total majority interest		64,570		(175,212)
Minority interest		2		2

Total stockholders’ equity		64,572		(175,210)
CONTINGENCIES AND COMMITMENTS		—		—

Total liabilities and stockholders’ equity	Ps	7,738,951	Ps	7,710,947

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Six months period ended June 30,
	2002		2003
REVENUES:
Long distance services:
Domestic	Ps	769,326	Ps	628,287
International		839,621		1,538,823
Other:
Data and internet		362,583		506,536
Local service		56,511		90,457

		2,028,041		2,764,103
COST OF SERVICES (excluding depreciation):
Long distance services:
Domestic		(285,441)		(269,861)
International		(477,468)		(1,050,981)
Other:
Data and internet		(111,249)		(123,185)
Local service		(11,129)		(22,190)

		(885,287)		(1,466,217)
Administration, selling and other operating expenses		(806,991)		(719,863)
Depreciation and amortization		(480,091)		(425,817)

Operating (loss) income		(144,328)		152,206

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(395,119)		(452,018)
Interest income		13,940		2,587
Exchange loss net		(534,461)		(128,572)
Gain from monetary position		153,625		87,254

		(762,015)		(490,749)

OTHER EXPENSE, NET		(12,483)		(1,527)

Loss before provision for asset tax		(918,826)		(340,070)
Asset tax		(2,291)		(2,408)

Net loss	Ps	(921,117)	Ps	(342,478)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Capital stock				Restatement of capital stock		Deficit from restatement		Accumulated Losses		Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable
Balance at December 31, 2001	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,573,284)	Ps	(6,510,976)	Ps	1,074,789	Ps	2	Ps	1,074,791

Changes in 2002:
Net loss		—		—		—		—		(921,117)		(921,117)		—		(921,117)
Gain from restatement		—		—		—		350,711		—		350,711		—		350,711

Comprehensive loss		—		—		—		350,711		(921,117)		(570,406)		—		(570,406)

Balance at June 30, 2002 (Unaudited)	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,222,573)	Ps	(7,432,093)	Ps	504,383	Ps	2	Ps	504,385

Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,157,188)	Ps	(7,937,291)	Ps	64,570	Ps	2	Ps	64,572

Changes in 2003:
Net loss		—		—		—		—		(342,478)		(342,478)		—		(342,478)
Gain from restatement		—		—		—		102,696		—		102,696		—		102,696

Comprehensive loss		—		—		—		102,696		(342,478)		(239,782)		—		(239,782)

Balance at June 30, 2003 (Unaudited)	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,054,492)	Ps	(8,279,769)	Ps	(175,212)	Ps	2	Ps	(175,210)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	For the six months ended June 30,
	2002		2003
OPERATING ACTIVITIES:
Net loss	Ps	(921,117)	Ps	(342,478)

Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Depreciation and amortization		480,091		425,817

		(441,026)		83,339

Changes in working capital:
Trade receivables, net		(54,089)		(63,560)
Receivable from domestic operators, net		(8,015)		—
Due from affiliates and other related parties		(39,940)		37,821
Recoverable taxes and other receivables		(3)		(33)
Prepaid expenses and other assets		6,506		(21,327)
Restricted investments		335,888		—
Accounts payable		(16,195)		(111,669)
Due to affiliates and other related parties		(54,774)		42,298
Accrued interest, expenses and other payables		(13,019)		300,227

Resources (used in) provided by operating activities		(284,667)		267,096

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(92,242)		(77,322)
Deferred charges and other assets		(8,375)		—

Resources used in investing activities		(100,617)		(77,322)

FINANCING ACTIVITIES:
Issuance of senior notes		343,978		22,509
Bank loans and notes payable, net		53,157		(41,586)

Resources provided by (used in) financing activities		397,135		(19,077)

Increase in cash and cash equivalents		11,851		170,697
Cash and cash equivalents, beginning of period		257,815		157,193

Cash and cash equivalents, end of period	Ps	269,666	Ps	327,890

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

1.    LIQUIDITY AND CAPITAL RESOURCES

In building its telecommunications network, Alestra incurred substantial debt obligations. The existing notes, which accounted for 97% of the Company’s long-term debt before they were reclassified as a short-term liability, require annual debt service payments of U.S.$74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, Alestra deposited U.S.$194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. Alestra has not made any interest payments on the existing notes from cash flows from its operations and has used all of the remaining amounts in the escrow accounts to make the May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. Alestra did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002. Alestra also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period for that payment expired on June 15, 2003.

The Company does not expect future cash flows to be sufficient to make future interest payments on the existing notes unless it receives additional funding from an outside source.

As of June 30, 2003 the Company had a negative stockholder’s equity of Ps.(175.2) million.

Due to the fact that Alestra did not make the mentioned interest payments, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, Alestra will not be able to pay the overdue interest of Ps. 837.4 million or the accelerated principal amount of Ps. 5,974.0 million, and some of its creditors would have the option to take legal actions against it, including instituting a Concurso Mercantil in Mexico, through which its creditors may require the dissolution of the Company. Additionally, Alestra may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. Alestra has classified the existing notes as current liabilities as of December 31, 2002 and as of June 30, 2003.

To address its liquidity crisis and to maintain its viability, Alestra’s management has refocused its business strategy and implemented a number of short-term measures that resulted in cost savings. Key elements of the strategy, include, among others, restructuring the existing notes, reducing the cost structure, focusing its capital expenditures on businesses that may offer more attractive margins and capturing future growth in the data and internet sector. The principal objective of restructuring the existing notes is to reduce Alestra’s interest payments and extend the maturity dates of the existing notes.

The financial statements do not include any adjustments that might result from the outcome of this situation.

2.    PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.    Basis of presentation

The interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (“Alestra” or the “Company”) have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 3.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2002 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.    Recognition of the effects of inflation

The financial information for prior periods has been restated to June 30, 2003 purchasing power by applying the restatement factor of 1.25%.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

3.    DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Six months ended June 30,
	2002		2003
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	Ps	(921,117)	Ps	(342,478)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense		(37,869)		(46,824)
Reversal of preoperating expense amortization		102,867		102,867
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(511)		(511)
Depreciation of capitalized interest under U.S. GAAP		(3,082)		(3,082)

Total U.S. GAAP adjustments		61,405		52,450

Net loss under U.S. GAAP	Ps	(859,712)	Ps	(290,028)

Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	504,383	Ps	(175,210)

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		868,862		588,643
Preoperating expenses		(1,977,242)		(1,977,242)
Accumulated amortization of preoperating expenses		998,089		1,203,823
Minority interest under Mexican GAAP		(2)		(2)
Comprehensive financing costs and interest capitalization		43,092		43,092
Accumulated depreciation of comprehensive financing cost and interest capitalization		(17,946)		(25,132)

Total U.S. GAAP adjustments		(85,147)		(166,818)

Total stockholders’ equity under U.S. GAAP	Ps	419,236	Ps	(342,028)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:
	2002		2003
Balance at beginning of period	Ps	1,278,948	Ps	(52,000)
Net loss for the year		(859,712)		(290,028)

Balance at end of period	Ps	419,236	Ps	(342,028)

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of June 30, 2002 and 2003 is as follows:

	2002		2003
Capital stock	Ps	9,159,049	Ps	9,159,049
Accumulated losses		(8,739,813)		(9,501,077)

Total stockholders’ equity under U.S. GAAP	Ps	419,236	Ps	(342,028)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the six months ended June 30, 2002 and 2003:

	2002		2003
Net revenues	Ps	2,028,041	Ps	2,764,103
Cost of services (excluding depreciation presented
separately below)		(885,287)		(1,466,217)
Administration and selling		(806,991)		(719,863)
Depreciation and amortization		(418,686)		(373,367)

Operating (loss) profit		(82,923)		204,656

Interest income		13,940		2,587
Interest expense		(395,119)		(452,018)
Exchange loss, net		(534,461)		(128,572)
Gain from monetary position		153,625		87,254

		(762,015)		(490,749)
Other expense		(12,483)		(1,527)

Net loss before asset tax		(857,421)		(287,620)
Asset tax		(2,291)		(2,408)

Net loss for the period	Ps	(859,712)	Ps	(290,028)

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Presented below are statements of cash flows for six months ended June 30, 2002 and 2003 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to June 30, 2003 purchasing power.

	Six months ended June,
	2002		2003
OPERATING ACTIVITIES:
Net loss	Ps	(859,712)	Ps	(290,028)
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(153,625)		(87,254)
Unrealized exchange loss		702,821		192,709
Depreciation and amortization		418,686		373,367
Allowance for doubtful accounts		40,882		18,598
Provision for special project charges		49,457		770
Changes in operating assets and liabilities:
Current assets		(89,665)		(86,381)
Current liabilities		(288,921)		224,931

Cash flows (used in) provided by operating activities		(180,077)		346,712

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(92,242)		(77,322)
Deferred charges and other assets		(8,375)		—
Restricted investment		359,411		—

Cash flows provided by (used in) investing activities		258,794		(77,322)

FINANCING ACTIVITIES:
Payments of bank loans		(48,281)		(43,884)
Proceeds from bank loans		49,756		—

Cash flows provided by (used in) financing activities		1,475		(43,884)

Net effect of inflation		(68,341)		(54,809)

Increase in cash and cash equivalents		11,851		170,697
Cash and cash equivalents, beginning of period		257,815		157,193

Cash and cash equivalents, end of period	Ps	269,666	Ps	327,890

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	49,756	Ps	—

Interest and taxes paid:
Interest paid	Ps	13,086	Ps	8,496
Asset tax paid		2,304		2,435

PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY

Alestra, S. de R.L. de C.V.

Avenida Lázaro Cárdenas No. 2321, Piso 9

Col. Residencial San Agustín

San Pedro Garza García, N.L. 66260

México

LEGAL ADVISORS TO THE COMPANY
As to United States Law	As to Mexican Law
Milbank, Tweed, Hadley & McCloy LLP	Sánchez-Mejorada, Velasco y Valencia S.C.
Five Palo Alto Square	Paseo de la Reforma
3000 El Camino Real	Lomas de Chapultepec
Palo Alto, California 94306	México, D.F. 11000

LEGAL ADVISORS TO THE DEALER MANAGER
As to United States Law	As to Mexican Law
Simpson Thacher & Bartlett LLP	Mijares, Angoitia, Cortés y Fuentes
425 Lexington Avenue	Montes Urales 505, 3er Piso
New York, New York 10017	México, D.F. 11000

INDEPENDENT AUDITOR

PricewaterhouseCoopers

Av. Lázaro Cárdenas 2400, Condominio Losoles D-21

Col. Santa Bárbara

San Pedro Garza García, N.L. 66270

México

TRUSTEE The Bank of New York	EXCHANGE AGENT AND VOTING AGENT The Bank of New York
101 Barclay St Reorganization Dept. 7th Floor New York, NY 10286 fx: (212) 298-1915 Toll Free (800) 254-2826 Attn: Kin Lau and Diane Amoroso	101 Barclay St Reorganization Dept. 7th Floor New York, NY 10286 fx: (212) 298-1915 Toll Free (800) 254-2826 Attn: Kin Lau and Diane Amoroso

DEALER MANAGER AND SOLICITATION AGENT

Morgan Stanley

1585 Broadway

New York, New York 10036

Toll Free: (800) 624-1808

Collect: (212) 761-1893

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

The Bank of New York (Luxembourg) S.A.

Aerogolf Centre

1A, Hoehenhof

L-1736 Senningerberg

GD Luxembourg

INFORMATION AGENT

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and brokers call collect: (212) 269-5550

All others call toll free: (800) 549-6697